9/2


03029729

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assurances Generale De France

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4517 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 9/4/03

Assurances Generales De France

File No. 82-4517

Contents






Chairman's
letter



The year 2000 marked the end of a period of market exuberance that was fuelled by a new economy that had still not proven itself. In the summer of 2002, the pendulum swing was more dramatic than even under the combined effect of an economic slowdown and the loss of financial market confidence in company financial statements after Enron and Worldcom.

Insurance company balance sheets are partially invested in equities. They were therefore affected by the marked downturn of financial markets, in retreat by 34% for the CAC 40 and 37% for Euro Stoxx 50, to give just two examples. The impact was diluted since insurers and reinsurers manage conservatively over the long term. The profession also had to face the emergence of new risks, the rise in certain claims expenses, storms, floods, industrial and material accidents, which were not without impact on underwriting commitments held on the balance sheet.

Because I believe that the story of 2003 is being written now, I wanted the Group to take a disciplined and conservative posture at the closing of 2002 by adding a billion euros to provisions for asset write-downs. This clean-up, combined with diversified management of our assets (strong performance of property and interest rate products) enabled us to preserve a high level of unrealised wealth (3.9 billion euros). Also, the Group undertook an in-depth review of all its intangible assets and underwriting reserves in order to make the needed changes. Your Group's balance sheet is solid and healthy.

At 35.5 euros per share at the end of 2002, net asset value showed ample proof of resilience, and the regulatory solvency margins of the Group's main companies are still at high levels. AGF also reduced its risk profile by lowering its strategic equity allocation to 16% at the end of 2002 from 21% at the end of 2001.

In this environment, I also saw to it that the new strategy infused into the Group in 2001 would be reinforced:

- In property and liability insurance, operating profitability, although getting better, is still insufficient: proactive measures, both managerial and technical, have been taken in order to rebuild the quality of earnings rapidly.
- In life and health insurance and financial services (asset management and banking), the global offer of protection of people and their assets continues to grow. 2002 was rich in new products - innovative steps taken in health insurance, the development of structured products in life insurance, the continuing success of Banque AGF, and the strong growth in the business of Entenial. Synergies between different businesses and Group distribution networks enable us to cover the needs of our customers better through a global asset approach.
- And lastly, AGF strengthened its worldwide leadership in specialty businesses. In assistance and travel insurance, Mondial Assistance experienced sustained business growth despite a tough business environment. The Group finalised the integration of subsidiaries acquired in 2001 in Thailand and Australia and continued to expand its product offer around health, well-being and daily living. In credit insurance, the acquisition of Hermès gave rise to the creation of the new Euler Hermès Group, which is now the uncontested world leader in its business. The success of the integration, due to synergies and the reactivity of teams, led to strong operating profitability as of this year despite a morose economic environment.

Overall Group activity therefore proved its ability to stay resilient as it held steady (-0.3% on a comparable basis). Although net earnings were affected by measures to strengthen the balance sheet, dropping to 268 million euros, operating profitability resisted well at nearly 10%, buoyed by the initial impact of a recovery in property and liability insurance that partially offset the pressure on financial margins in life insurance.

Many initiatives were successfully completed by in and outside France: single operating data processing platforms, the creation of a single union of general agents, the merger of our two Dutch companies, the integration of Dresdner RCM France into the AGF Asset Management teams, to name just a few. In a manner of speaking

File No. 82-4517

AGF was able to use its resources to respond to a difficult year and make needed changes successfully.

In 2002, AGF set the stage for the future, strengthening its position and protecting its financial solidity thanks to the expertise and responsiveness of all its employees. I want to emphasise their contribution in the name of our customers, who are today rewarded for their loyalty by a continuing improvement in our services. I want to recognise and thank AGF shareholders, ever increasing in number, for their renewed confidence.
You are aware of our Group's commitment to sustainable development, the principles of which have been engraved into our strategy. AGF intends to meet the challenge with you in the interest of all parties, including employees, customers, and shareholders, with the conviction that this balance is the guarantee of growth that is lasting, steady and respectful of the environment.

Having laid the foundation of future growth, we are entering 2003 with confidence. We are recommending that the General Meeting of Shareholders approve a dividend of 1 euro per share.

Jean-Philippe Thierry
Chairman and Chief Executive Officer

File No. 82-4517


Profile &
strategy
AGF

File No. 82-4517



A product of the 1999 merger of AGF, Allianz and Athena, the AGF Group is today a major presence in insurance and financial services in France and 20 other countries around the world. Supported by Allianz AG, n° 1 in European insurance, as one of its main subsidiaries, AGF is a generalist insurance company offering life and health and property and liability insurance, was well as banking services and asset management. AGF is also active in credit insurance and assistance. Allianz has given AGF responsibility for developing business on behalf of the Group in several countries where AGF has longstanding involvement: France, Belgium, the Netherlands, Spain, South America and the Middle East.

AGF generates total business of more than 17 billion euros and employs more than 34 000 people worldwide. Its activities are distributed as follows: 38% in property and liability insurance, 41% in life and health, 10% in financial services, 8% in credit insurance et 3% in assistance. 65% of business is generated in France, 27% in Europe and 8% in the rest of the world. The Group manages more than 76 billion euros in assets and has a net asset value of more than 6 billion euros.

AGF pursued its strategy in 2002:

Sustaining growth on a long-term and regular basis while optimising the allocation of Group resources

Continuing to improve the operating profitability of property and liability insurance

Property and liability is a leading core business generating over 6.5 billion euros of premium income, 38% of the total. AGF offers a complete line of property and liability insurance to individuals, independent professionals and businesses in all countries where it has a presence. In 2001, AGF committed itself to an aggressive strategy of improving the quality of the operating earnings of these activities in France and abroad. Throughout 2002, this strategy involved the implementation of rate changes, heightened surveillance of portfolios and more selective underwriting. Having made significant global improvement, AGF is reaffirming its intent to continue along these lines and committing itself to efforts already under way in all countries by businesses and distribution networks. This strategic plank involves the daily commitment of all employees sustained by Group management in order to create value for all shareholders.



lending business of Entenial, the continuing dynamism of Banque AGF and the success of AGF Asset Management in offers of third party investment management were all factors in underpinning robust growth. This strategy is at the heart of Group preoccupations. AGF intends to concentrate on efforts already underway to build synergies between various business and distribution networks in order to sustain the rate of growth of *multi-ownership. In this way, the Group will be able to increase its* capacity to offer its own total line of insurance and financial service products to all customers using the wealth of its distribution networks.

Strengthening world leadership in credit insurance and assistance

Two specialties make up a third core business with nearly 2 billion euros in premium income, or 11% of total activity. In this area, AGF continues its strategy of strengthening its position as world leader.

Developing a global offer that protects people and their assets

Life and health joined with the development of financial services is another core business with 7 and 1.7 billion euros respectively in premium income, or 41% and 10% of total activity. In 2002, AGF continued to implement a strategy of developing a global offer protecting individuals and their assets in countries where the Group is present. Product innovation came into play in 2002 in life and health with the development of new structured life products in France and Belgium. Health insurance was the arena of innovative group and individual product marketing. In financial services, the property



Today in credit insurance, Euler Hermes is n° 1 worldwide with a market share of more than 40%. 2002 saw the successful consolidation of Hermès and the implementation of initial cost and revenue synergies. Despite a morose economy, the expertise and professionalism of employees led to a significant improvement in the quality of underwriting results. Extending into 2003, these resources will enable AGF to pursue objectives of creating value for this world leader. In assistance and travel insurance, AGF intends to maintain is position as world market reference. 2002 provided the opportunity of finalising external growth operations and promoting product innovation. AGFs growth strategy is to develop a service offer for the most mature markets as it concentrates on developing more traditional products for emerging markets. This strategic plank is of particular importance to the Group in consolidating its positioning as a world player in the insurance industry.



Today, this entire strategy, which was initiated by the Chairman and Chief Executive Officer Jean-Philippe Thierry upon his arrival in 2001, has been reinforced. It will keep building the Group's capacity to create value for shareholders through optimal allocation of resources. AGF intends to move forward with you in the interest of everyone, including employees, shareholders and customers, with the conviction that this balance is the guarantee of growth that is steady, longstanding and respectful of the environment. ■

Key figures


Distribution of 2002 revenues (17.1 billion euros)
By activity
Life and health insurance
Property and liability insurance
Credit insurance
Assistance
Financial services
38%
41%
8%
10%
3%
By geographic region
France
Europe (outside France)
Other
65%
27%
8%


Premium income from insurance: +6.4%/year on average over 6 years.
In billions of euros
Outside France*
France
1996-2002
+45%
29.6%
38.4%
10.6
10.9
13.4
13.4
15.8
16.6
15.4
2.9
3.2
4
3.5
5.3
6.2
5.9
1996
1997
1998
1999
2000
2001
2002
* including premium income abroad
from credit insurance and assistance.


Net asset value
In euros per share
Unrealised capital gains group share after goodwill, equalisation provisions and taxes
Adjusted shareholders' equity
36.1
42.1
44.5
51.9
48.2
42.1
35.5
1996**
1997
1998
1999
2000**
2001*
2002
* proforma
** data before 2000 not directly comparable


Market value of assets under management
In billions of euros
Unrealised capital gains
Net book value
43.9
55.4
65.6
71.6
74.6
76.1
76.3
1996*
1997
1998
1999
2000
2001
2002
* data before 2000 not directly comparable


Financial debt*
1996
1997
1998
1999
2000**
2001**
2002
Financial debt (excluding subordinated liabilities) / Share capital (including minority interests) + subordinated liabilities
51.6%
37.3%
27.9%
32.7%
33%
31.6%
23.8%
* Debt excluding banking activities
** Proforma


Salaried employees
Abroad
France
24 577
30 722
30 132
27 154
31 788
32 822
34 139
in %
in %
1996
1997
1998
1999
2000*
2001*
2002*
* Mondial Assistance (AGF share) included in the calculation

Key figures


Consolidated net income
In millions of euros
1996*
1997*
1998*
1999*
2000**
2001**
2002
234
293
503
667
884
732
268
* data before 2000 not directly comparable
** pro forma


After tax income before exceptional items of insurance companies and banking
In millions of euros
1996*
1997*
1998*
1999*
2000**
2001**
2002
332
349
573
663
942
909
332
* data before 2000 not directly comparable
** proforma


Undiluted, weighted net earnings per shares (EPS)
In euros
1996*
1997*
1998*
1999*
2000
2001
2002
1.72
2.07
2.73
3.65
5.21
4.36
1.57
* data before 2000 not directly comparable


Net dividend
In euros
1996
1997
1998
1999
2000
2001
2002
0.76
0.76
1.14
1.62
2.00
2.00
1.00




Return on Equity
(ROE)
In percent
1996*
1997*
1998*
1999*
2000
2001
2002
6.7%
7.5%
10%
12.1%
17.5%
13.1%
4.6%
*data before 2002 not directly comparable


Profitability of allocated capital
In percent
1997*
1998*
1999*
2000
2001
2002
7.3%
8.1%
10.3%
13.6%
10.9%
9.8%
* data before 2000 not directly comparable


Profitability of allocated capital by business unit
In percent
At 31.12.1999*
At 31.12.2000
At 31.12.2001
At 31.12.2002
9.5%
13.2%
9.4%
9.2%
10%
14.5%
15.2%
12.5%
15.5%
13%
10.2%
9.3%
14.1%
15.1%
6.3%**
5.7%
10.3%
13.6%
10.9%
9.8%
Insurance in France
Total outside France
Credit insurance
Asset Management and Banking
Total AGF (excluding holding companies)
* data before 2000 not directly comparable
** proforma


Activities and
equity in
ASSURANCES GENERALES
DE FRANCE
100%
AGF HOLDING
99.98%
100%
99.99%
AGF IART
AGF
INTERNATIONAL
AGF VIE
AGF

NON-LIFE INSURANCE IN FRANCE

AGF lart	99,98%
AGF La Lilloise	99,99%
Les Assurances Fédérales lard	95%
Calypso	100%
Mathis Assurances	100%
Qualis	100%
La Rurale	99,75%

LIFE INSURANCE IN FRANCE

AGF Vie	99,99%
Arcalis	99,85%
Coparc	99,98%
Compagnie de Gestion et de Prévoyance	99,61%
Génération Vie	85,30%

SPECIALTY BUSINESSES

Credit insurance

Euler & Hermes (renamed Euler Hermes starting 23-04-2003)	70,46%

Assistance and travel insurance

Elmonda (Mondial Assistance)	50%

Financial insurance

AGF Assurances Financieres	98,98%

Legal protection

Protexia France	65,99%

FINANCE AND PROPERTY

Financial activity and investments

AGF Asset Management	99,83%
Banque AGF	100%
W Finance	99,98%
Entenial	76,12%
Oddo et Cie	26,98%

Property activity and main investments

AGF Immobilier	99,99%
Gecina	23,39%
Sophia	29,57%

INSURANCE OUTSIDE FRANCE

AGF International	100%

EUROPE

Belgium - Luxembourg	
AGF Belgium Insurance	94,19%
AGF Life Luxembourg	94,19%
Netherlands	
Alliance Nederland Groep	100%
Spain	
Allianz Seguros y Reaseguros	48,31%
Switzerland	
Phénix Vie (through 31.12.02)	100%

SOUTH AMERICA

Argentina	
AGF Allianz Argentina Generales	100%
Brazil	
AGF Brasil Seguros	81,82%
AGF Brasil Vida	81,85%
Chile	
AGF Allianz Chile Generales	99,90%
AGF Allianz Chile Vida	100%
Colombia	
Colombiana de Inversion (Groupe Colseguros)	92,82%
Venezuela	
Adriatica de Seguros	96,97%

AFRICA, NEAR AND MIDDLE EAST, NORTH AFRICA

Africa	
AGF Afrique (subsidiaries in Bénin, Burkina Faso, Cameroon, Central Africa, Ivory Coast, Senégal, Mali and Togo)	100%
Lebanon	
Société Nationale d'Assurances (SNA SAL)	56,15%
Egypt	
Arab International Life Assurance Company (AILC)	39,66%
Tunisia	
Astrée	42,08%

Percent interests at 31 December 2002.


Highlights

File No. 82-4517



Appointments and organisation

As of 1 June 2002, Chairman Jean-Philippe Thierry reorganised the Executive Committee to include:

- Jean-François Debrois, Managing Director, in charge of life and health insurance.
- Gérard Pfauwadel, Managing Director, in charge of property and liability insurance,
- François Thomazeau, Deputy Managing Director, in charge of activities outside France and reinsurance, as well as human resources, administrative services and legal.
- Laurent Mignon, Deputy Managing Director, in charge of asset management and banking, property, corporate finance, financial insurance, and credit insurance.

Financial position

Financial results were affected by major provisions for asset write-downs. The total amount of net provisions for the year stood at 980 million euros, including 863 million in provisions for lasting impairment.

Last October, the rating agencies, Standard & Poor's and Moody's confirmed AGFs financial solidity.
Its main subsidiaries, AGF Vie and AGF Iart, received an AA financial stolidity rating from S & P. Moody's gave an Aa2 to both, emphasising that the rating reflected the solidity of AGF Vie and AGF Iart networks, their low risk profile and the quality of their financial fundamentals.

Increase of share capital reserved for employees. On 14 August 2002 at the conclusion of the subscription period reserved for employees that occurred from 17 June to 3 July 2002, AGF



issued share capital through the issue of new shares. With rights of ownership as of 1 January 2002, the number of new shares amounted to 1 494 934 for a payment of 61 710 875 euros (41.28 euros per share).

Development of a global product offer

AGF innovated with Pack AGF Pleins Phares. This is an offer that combines casualty insurance and a global banking offer, namely an auto product associated with a multi-services Banque AGF account, including possibly an auto loan.

- Insuring and financing: AGF auto insurance combined with a Banque AGF auto loan,
- Insuring and providing a return: AGF auto insurance combined with a multi-services Banque AGF account that pays a return on cash.
- Insuring, financing and providing a return: AGF auto insurance and an auto loan combined with a multi-services Banque AGF account.

The Pack AGF Pleins Phares is part of AGFs strategy of providing protection of people and their assets.

AGF offers PEE Stimeo, a particularly flexible employee savings product intended mainly for senior managers of small and mid-sized businesses, independent professionals and their employees. The company chooses a tailor-made corporate match ranging from 10 to 300% of the amount paid by the individual member, who decides what investments correspond to his investment profile: conservative, balanced, or aggressive growth. At any time, the investor may change his investment choices, the method of contribution and the amount.

AGF Collectives offers its Osméa and Osmose Intégrale customers innovative supplementary group health policies that offer extensive benefits in eye and dental care based on policyholder and family needs. These policies combine the services of the Santé Conseil Services health advisory centres and access to professional networks of health partners.

Borrower insurance: AGF entered into a third partnership with the Fédération Nationale d'Aide aux Insuffisants Rénaux (*National help for Kidney Insufficiency Federation*) to offer better coverage to individuals with chronic kidney failure and give them more equitable access to this type of insurance.

AGF Asset Management launches an "Investment Grade" bond fund. This is a fund invested exclusively in bonds issued in euros by financial and manufacturing institutions. The manager selects "Investment Grade" securities rated from AAA to BBB- (Standard & Poor's and Moody's ratings).

The fund enables investors to diversify by profiting from the development and performance potential of the Euroland credit market.

AGF Private Equity launches a new FCPI technology fund, AGF Innovation 4, for individuals invested at 60% in companies in innovative technologies, the total of which will be invested in a balanced way between equities, bonds, monetary and alternative investments. It provides a tax deduction equal to 25% of the investment up to 12 000 euros per person and 24 000 for a couple filing jointly.

Casualty insurance

Floods of September 2002 in the Southeast: the overall cost is estimated at 750 million euros by the French Federation of Insurance Companies (FFSA). For AGF, the number of claims could approach 6 000 for a net cost of about 20 million euros.

Investment in Crédit Lyonnais

In its meeting of 16 October 2002, the CECEI authorised AGF to exceed the threshold of 10% of the voting rights in Crédit Lyonnais.

Given the situation as it exists, AGF announced its intent to support the offer by Crédit Agricole S.A. and SACAM Développement. AGF is pleased by this friendly transaction, which it believes strengthens existing partnerships with Crédit Lyonnais and opens new prospects of cooperation.

Specialty businesses

The Allianz Group and AGF brought to fruition the creation of Euler & Hermes, a world leader in credit insurance. In September 2001, Allianz AG and AGF announced their intent to merge the credit insurance activities of their respective subsidiaries, Euler et Hermes, in order to strengthen Euler's position as n°1 on the market. This operation makes credit insurance a strategic AGF business. The merger is the natural outcome of several years of cooperation between the 2 groups, which have combined their commercial risk data base and developed one of the most complete and high performing banks of information.

Property

GECINA made a public offer for the French property company SIMCO on 7 August 2002, after signing an agreement on the terms and conditions for acquiring the equity stakes of AXA and Crédit Foncier de France (respectively 31.7% and 20.9%) in SIMCO. AGF, the largest GECINA shareholder expressed its support of the project. Financing was made possible by the issue of new equity and convertible bonds by GECINA and loans from financial institutions. At the conclusion, AGF held 23.39% of the share capital of the new group.

International

In 2002, there was a continuation of efforts **to promote the recovery of non-life insurance and develop life insurance and financial services.** AGF developed plans with each of its subsidiaries depending on the conditions present in each country that were consistent with Group objectives (for the financial and monetary crisis that affected South America, for example). Responsibilities were reorganised in South America and Africa. **Allianz' and AGFs life subsidiary in Egypt, Arab International Life Insurance Company (AILIC), signed a bancassurance agreement with Banque MISR** that will enable the latter to market its life products throughout the country.

Since August 2002, the activities of Royal Nederland and Zwolsche Algemeene have been merged under a single holding company that is called Allianz Nederland.
The new commercial name will be rolled out in spring of 2003.

Sustainable development

Arèse confirmed the Group's favourable position in sustainable development.
Corporate Social and Environmental Rating Agency *(Agence de Rating Social et Environnemental sur les Entreprises, or Arèse)* entailed a major improvement. On 3 reference criteria, the grade was higher (human resources, the environment, and societal expectations).

Since 2001, AGF has been included in the 3 ethical stock indexes: The Dow Jones STOXX Sustainable Index (SAM), ASPI Eurozone (ARESE) and FTS4GOOD Europe (EIRIS).
AGF been able to confirm its commitment through these successes in a corporate citizenship initiative based on 3 priorities for building the future: economic growth, the environment, and social well-being.

In June, AGF launched a sustainable development SICAV investment fund.
It will be managed based on purely financial objectives and socially responsible approaches and invested in the securities of companies that have good evaluations according to different sustainable development criteria.

The Fondation Athéna and the Institut de France gave the prize for research in 2002 to Professor Jean-Marc Egly, Director of Research at INSERM, unit 184, at the Institute of Genetic and Cellular and molecular Biological Research in Strasbourg. ◻



File No. 82-4517


Organisation
of the Group

File No. 82-4517

Organisation of AGF Group management


Jean-François DEBROIS, Managing Director


Gérard PFAUWADEL, Managing Director (until 15.04.2003)


Jean-Philippe THIERRY, Chairman and Chief Executive Officer


François THOMAZEAU, Deputy Managing Director


Laurent MIGNON, Deputy Managing Director

The Executive Committee (position at 31.12.2002)
Jean-Philippe Thierry, Chairman and Chief Executive Officer,
Jean-François Debrois and Gérard Pfauwadel, Managing Directors*,
Laurent Mignon, François Thomazeau, Deputy Managing Directors*,
The Executive Committee Secretary is Jean-Michel Mangeot, General Secretary.

*for various AGF subsidiaries (see financial section of annual report, under Board of Directors and Managing Directors)

The General Management Committee

Jean-Philippe Thierry, Jean-François Debrois, Gérard Pfauwadel, Laurent Mignon, François Thomazeau, Jean-Claude Chollet, Jean-François Allard, Paul-Camille Bentz, Gilles-Emmanuel Bernard, Richard Bonfils, Géraud Brac de La Perriere, Jean-François Bruno, Jean-Claude Chaboseau, Michel Chevillet, Monique Chezalviel, Alain Demissy, Guilhem Ducouret, Daniel Fortuit, Jean-Charles Freimüller, Michaël Hörr, Jean Lanier, Jacques Lebhar, Xavier Lehman, Jean-François Lequoy, Bertrand Letamendia, Laurie Maillard, Jean-Michel Mangeot, Louis de Montferrand, Patrick Mortagne, Patrice Pinel, Hugues de Roquette-Buisson, Nicolas Schimel, Vincente Tardio, Philippe Toussaint, Henri J-E-J Van Lent, Patrick Warin.

Group activities reporting to the Office of the Chairman

General Secretary of the Group: Jean-Michel Mangeot,
Member of the General Management Committee.
General Audit: Guilhem Ducouret,
Member of the General Management Committee.
Group Communication: Florence Veilex.

Financial Department: Jean-François Lequoy,
Member of the General Management Committee
Accounting: Richard Bonfils,
Member of the General Management Committee
Taxation: Emmanuel Gorlier
Strategy and Management Control: Alain Burtin
Cash management: Vincent Herlicq.

Property and liability insurance

In France: under the responsibility of the Managing Director in change.

AGF Assurances (general agencies)

Non-life Department: Patrick Mortagne,
Member of the General Management Committee
- Individual and Professional Non-life Department : Olivier Colombel
- Corporate Non-life department: Roger Legeant

Non-life Claims Department: Gérard Bonnet
Development Department: Nicolas Schimel
Member of General Management Committee



Network Department: Etienne Delavaquerie
Sales Department: Jean-Michel Eyraud
Marketing Department: Anne Dominique Legrand
Regional Office, Bordeaux: Jean-Paul Geneste
Regional Office, Lyon: Jean Charpentier
Regional Office, Marseille: François Lebon
Regional Office, Paris: Gilbert Thibault
Regional Office, Rennes: Jacques Caba
Regional Office, Strasbourg: Didier Dutheil.

Strategy Department: Corinne Southarewsky and Guilhem Ducouret (starting 15.04.2003)
Non-life Information Systems Department: Patrick Dixneuf
Organisation Department: Philippe Nguyen
Supports Department: Philippe Pigeon
General Secretary: Jacques Corpechot.

AGF Espace Courtage IART

Global Brokerage/Major Risk: Michael Hörr,
Member of General Management Committee.
Corporate Customers: Philippe Bourguignon
Space Insurance: Pierre-Eric Lys
Prevention Engineering: Jean-Claude Henry

Local Brokerage : Jean-François Allard,
Member of General Management Committee.
Corporate and Professional Department and Regional Coordination Department: Claude Taranne
Individual and Aggravated Auto Risk Department and Department of Sales Development and Communication: Philippe-Alain Duflot

Fleets and Affinity Groups within AGF La Lilloise:
Jean-Yves Julien, Managing Directors
Strategy and Services Department: Gilles Pestre.

Life and health insurance in France

Under Jean-François Debrois, Managing Director, Member of Executive Committee.

AGF Vie

Laurie Maillard, Managing Director, Individual Life.
Member of General Management Committee.
Salaried Networks Sales Department:
Gilles-Emmanuel Bernard, Member of General Management Committee
Life Brokerage Department and Gaipare:
Jean-Pierre Bernard
Life Administration Department: Yves Thalassinos
Life Product and Services Marketing: Catherine Ciboit then Alain Guisnel
Life Underwriting Department: Laurent Doubrovine
Life Products and Strategy Department: Patricia Barrère
General Agents Department: Renée Habozit.

Life partnerships

Patrice Pinel, Director,
Member of General Management Committee.
General Secretariat: Claude Faivre.
Corporate Customers and Direct Sales Department:
François Libourel
Underwriting Department: Denis Bourgeois
Networks Department: Olivier Millot
Administrative Department: Christian Personat
General Management of Génération Vie: Catherine Ciboit.

AGF Collectives (Group)

Patrick Warin, Member of General Management Committee.
Group and Family Protection Distribution Department:
Pascal Broussoux
Organisation and International Assignment Department:
Laurent Doublet
Retirement Department: Martine Vareilles
Borrower Insurance Department: Catherine Rouchon
Studies and Results Department: Dominique Furstein
Organisation and Support Department: Laurent Zibi
Marketing Department: Dominique Florent

AGF Santé (health)

Jean-Claude Chaboseau,
Member of General Management Committee.
AGF Assurances Relations: Claude Servajean
Sales and Marketing Department: Jean-Pierre Nadal
Administrative Department: Patrick Fay
Underwriting Department: Christine Nonnenmacher
Development Department: Albert Cohen.

Santé Conseil Service

Michel Chevillet, Member of General Management Department
Marianne Binst, Managing Director.

Medical Department for life and health insurance

Alain Guisnel.

Insurance outside France

Under François Thomazeau, Deputy Managing Director, Member of Executive Committee.

General Secretariat for International Affairs: Joël Azouz, Benoit Redon.

- EUROPE:

  Belgium: Louis de Montferrand, Chairman of Management Committee of AGF Belgium, Member of General Management Committee.

  Netherlands: Henri van Lent, Chairman of Executive Board of Allianz Nederland, Member of General Management Committee.

  Spain: Vicente Tardio, Director Delegate, CEO of Allianz

  Seguros, Member of General Management Committee.

  Switzerland: Jean Guiu, Director Delegate, Managing Director of Phenix.

- SOUTH AMERICA:

  Under Jean-Charles Freimüller, Chairman and CEO of AGF Allianz SOUTH AMERICA, Member of General Management Committee

  Argentina: Carlo Carlin, CEO.

  Brazil: Paulo Marraccini, CEO then Chairman (March 2003), Max Thiermann, CEO (March 2003).

  Chile: Olivier Spérat-Czar, CEO.

  Colombia: Max Thiermann, CEO, then Francis Desmazes (February 2003).
  Venezuela: Francis Desmazes, CEO, then Ghislain Fabre (February 2003).

- AFRICA, OVERSEAS DEPARTMENTS, MIDDLE EAST/NORTH AFRICA:
  Under Hugues de Roquette-Buisson, Member of General Management Committee.

  Africa: Hugues de Roquette-Buisson, Vice Chairman, Managing Director of AGF Afrique;

  Yann Dujardin, Managing Director Delegate of AGF Afrique (September 2002).

  Overseas Departments: Patrick Rolland, Director of AGF Outre-Mer.

  Egypt: John Metcalf, Chairman and CEO.

  Lebanon: Antoine Wakim, Chairman and CEO.

  Tunisia: Mohamed Hachicha, Chairman and Chief Executive Officer of Astrée.

Finance, banking and asset management

Under Laurent Mignon, Deputy Managing Director,
Member of the Executive Committee.
AGF Asset Management: Géraud Brac de La Perrière, Member of the General Management Committee
Insurance Investments Department: Xavier Lehman, Member of the General Management Committee
AGF Private Equity: Christophe Bavière
AGF Alternative Asset Management: Jean-François Vert, Member of the General Management Committee
AGF Immobilier and PHENIX Immobilier: Bertrand Letamendia, Member of the General Management Committee
Banque AGF: Philippe Toussaint, Member of the General Management Committee (Chairman of Banque AGF until 5 March 2003, followed by Laurent Mignon).
Entenial: Jacques Lebhar, Member of the General Management Committee
W Finance: Philippe-Michel Labrosse
Assurances Financières: Véronique Turinaz-Postel
Corporate Finance: Fanny Pallincourt
Development Department: Murielle Lemoine.



Organisation of the Group



Other businesses

New distribution

Under Jean-Claude Chollet, Member of the General Management Committee.
Jean-Marc Paroissien.

Credit insurance

Under Laurent Mignon,
Deputy General Manager, Member of Executive Committee
EULER & HERMES (became Euler Hermes on 23 April 2003).
Jean Lanier, Chairman of Executive Board: Member of the General Management Committee
Jean-Marc Pillu, Member of Executive Board of Euler Hermes, Chairman of Executive Board of Euler-Sfac.
Clemens von Weichs, Member of Executive Board of Euler Hermes and Chairman of Hermes Kreditversicherung AG.

Assistance

Under Gérard Pfauwadel (until 24 March 2003),
Managing Director, Member of Executive Committee, then François Thomazeau, Deputy Managing Director, Member of Exeecutive Committee.
Mondial Assistance
Alain Demissy, Chairman of Management Committee of Mondial Assistance Group, Member of the General Management Committee

Legal protection

Under Jean-Michel Mangeot, General Secretary, Member of the General Management Committee.

Protexia France.
Jean-Michel Mangeot, Chairman and Chief Executive Officer.
Frédéric Baccelli, Managing Director Delegate.

Support Services

Reinsurance, Human Resources, Administrative Services and Legal

François Thomazeau, Deputy Managing Director, Member of Executive Committee.
Reinsurance: Daniel Fortuit, Member of the General Management Committee
Human Resources: Monique Chezalviel, Member of the General Management Committee
Administrative Services: Marie-Hélène Moitier
Legal: Jean-François Bruno, Member of the General Management Committee

Procurement

Jean-Claude Chollet, Member of the General Management Committee.
Procurement: Igor Lafaurie.

Systems and Data Processing

Jointly under Jean-Francois Debrois, Managing Director, Member of Executive Committee Gérard Pfauwadel, Managing Director, Member of Executive Committee.
Paul-Camille Bentz, Member of the General Management Committee.

Joint employee-management committee

- Administrative: Jean-Jacques Celte, Dominique Eiser, Pascal Verachten, Marie-Josée Darbord, Pierre Santiago, Jacques Landauer, Philippe Moscova, Bernard Raiteri, Alain David, Claudine Lutz, Gérard Bachelet, Ghislaine Cornu, Viviane Groud, Jacqueline Thiraubois, Geneviève de Mena.
- Inspectors: Jean-Louis Dall'ava, Patrice Plamberck.
- Salaried Producers : Eric Simon, Alain Lefevre, Luc Augagneur, Garnier louis, Max Hamaide.

The men and women of AGF

2002 employees of consolidated companies of the AGF Group

Total AGF France and Abroad: 34 139 in 2002 (32 822 in 2001)

AGF in France	18 925	18 908
Management personnel in France	**2001**	**2002**
AGF Iart, AGF Vie	8,566	8,608
AGF Mat	35	0
AGF La Lilloise	289	273
La Rurale	11	8
Arcalis	2	2
AGF Informatique	812	817
AGF Banque	304	313
AGF Asset Management	125	186
AGF Finance Distribution	20	0
W Finance	112	116
AAAM	8	8
AGF Immobilier	182	180
Phenix Immobilier	5	4
Larose Trintaudon	59	63
Assurances Fédérales	76	75
Calypso	75	58
OKAssurance	11	0
Qualis	15	6
Protexia	28	28
Entenial	1,293	1,391
Euler (in France)	1,318	1,311
Mondial Assistance (in France) (proportionally consolidated)	866	848
TOTAL	**14,212**	**14,295**
Sales personnel in France	**2001**	**2002**
AGF Iart, AGF Vie	4,444	4,362
W Finance	228	208
La Rurale	2	2
Euler	25	24
Arcalis	11	14
AGF AM	3	3
TOTAL	**4,713**	**4,613**

AGF abroad	13 897	15 231
ABROAD	**2001**	**2002**
AGF RAS Group (Spain) (proportionally consolidated)	1,121	1,125
AGF RAS UK	25	22
AGF Benelux Group	1,648	1,526
Royal Nederland Group	1,103	1,095
Zwolsche Algemeene Group (Netherlands)	585	572
Phenix (Switzerland)	66	63
Phenix AGF Chile	422	379
AGF Argentina	280	192
Adriatica Group (Venezuela)	400	386
AGF Colombia Group	1,738	1,573
AGF Do Brasil	1,543	1,494
AGF Afrique	433	352
SNA (Lebanon)	89	96
Other (St Barthes Assurances)	4	4
AGF IART and VIE expatriates	60	60
A.G.F Asia	73	73
Euler	1,925	4,072
Mondial Assistance (proportionally consolidated)	2,382	2,149
	13,897	**15,231**

File No. 82-4517


AGF and
the Paris Bourse


AGF

At 31 December 2002, with market capitalisation of 5.96 billion euros, AGF ranked 28th on the CAC 40 index and 51st Euronext 100 index, which includes the 100 highest market capitalisations on the Bourses of Amsterdam, Brussels, Paris and Lisbon.

Throughout 2002, financial markets were affected by strong downward trends that were accompanied by high volatility. In this environment, the insurance industry in Europe lacked confidence. But owing to its financial solidity, AGF showed strong resistance, closing out the year at 31.90 euros.



Performance

The CAC 40, the Paris Bourse's flagship index, and the Euro Stoxx 50 lost 34% and 37%, respectively. In this environment, the sectoral index for insurance –DJ stoxx Insurance– posted a drop exceeding 51%. AGF stock outperformed that index considerably, although not without showing evidence of the market's wariness vis-à-vis the sector; its performance approached that of the Euro Stoxx 50 with a slide of about 41%.

Volume of AGF shares traded in 2002

During 2002, 94 757 647 AGF shares were traded in 255 sessions of the bourse.

The average daily volume in 2002 was 371 600 titres or 15.98 million euros.

Monthly AGF stock trading volume on Euronext Paris (source: Bloomberg)

	Number of shares traded	Capital in millions of euros	High* (euros)	Low* (euros)
2001				
October	7,618,489	394.950	54.50	49.00
November	10,604,689	585.135	61.00	50.25
December	4,213,084	224.237	56.95	50.30
2002				
January	7,745,065	407.623	55.50	50.20
February	6,039,330	326.015	54.90	50.70
March	8,356,270	471.051	57.50	52.60
April	5,964,257	330.307	56.90	53.05
May	8,109,595	423.126	58.50	51.10
June	9,145,935	421.198	52.85	41.60
July	9,674,848	367.625	47.93	30.10
August	5,692,705	227.913	43.00	34.10
September	8,460,341	217.059	40.20	24.88
October	10,792,107	370.407	35.20	22.75
November	7,974,232	295.565	38.70	30.62
December	6,802,962	216.253	38.20	30.71
2003				
January	6,943,776	194.648	36.30	26.70
February	8,610,166	218.259	29.50	23.33

* Highest and lowest closing price for the year

Relative performance of AGF stock, the CAC 40 and the Dow Jones Euro Stoxx Insurance index in 2002


Relative performance of AGF, the CAC 40 and the Euro Stoxx Insurance index (base: 100 at 1 January 2002)
110
100
90
80
70
60
50
40
Eurostoxx Ins.:335
At 31 December 2002
AGF: 31,9 euros
CAC 40: 3063,91
DJ Eurostoxx Insurance : 161,944

Main market datas

AGF stock	1996	1997	1998	1999	2000	2001	2002
			In euros				
Undiluted, weighted net earnings per share*	1.72	2.07	2.73	3.65	5.21	4.36	1.57
Undiluted, unweighted net earnings per share*	1.72	1.70	2.73	3.80	5.25	4.33	1.56
Net dividend per share	0.76	0.76	1.14	1.62	2.00	2.00	1.00
High **	26.82	51.41	60.20	58.00	74.00	73.40	58.45
Low **	19.54	24.56	42.40	46.00	49.10	43.91	22.90
		In millions of shares					
Total number of shares issued in millions at 31 December	136.14	172.33	184.33	184.53	184.58	184.68	186.91
Fully diluted number of shares	136.94	186.19	186.69	187.63	188.60	189.60	191.75
Treasury				9.11	16.19	15.55	15.35
Number of outstanding shares after treasury	136.14	172.33	184.33	175.42	168.39	169.13	171.55
Number fully diluted shares after treasury	136.94	186.19	186.69	178.52	172.41	174.05	176.39
Weighted number of outstanding shares	136.14	141 99	184.33	182.54	170.01	167.93	170.17

* Data before 2000 not directly comparable. 2000 et 2001 data proforma

** Highest and lowest closing price for the year

Note. The 2002 dividend (1 euro) is subject to shareholder approval

Distribution of share capital

According to a December 2002 study, the share capital of AGF was distributed among 126 892 shareholders, a rise of 15% over December 2001: there were 4 201 registered shareholders and 122 691 bearer shareholders (TPI* study at 31 December 2002). More than 16 000 new individual shareholders had been counted at 31 December 2002 for a total of 124 009. On average they owned 69 shares, and more than one-third lived in the Paris region.

* TPI: titre au porteur identifiable (bearer shares)


Distribution of AGF share capital (at 31.12.2002)
58.9%
8.2%
4.6%
1.8%
26.5%
Allianz Group
AGF treasury
Individual shareholders
AGF personnel investment fund
Institutions

At 31.12.2002, the main institutional shareholders (according to % ownership) were: Allianz Group = 58.9%
CDC Group = 1.6%
About 70.9% of shareholders were non-French, including the Allianz Group with 58.9% of share capital.
In decreasing order, the countries represented were Germany, the United States, the United Kingdom, Benelux, and Switzerland.

In 2002, AGF employees subscribed to new shares, which were invested in a corporate investment fund, thereby increasing by one-half the fund ownership of AGF personnel, which at 31 December 2002 stood at 1.8% of share capital.

Free float

The free float, obtained by deducting shares of the Allianz Group and treasury shares from total AGF share capital, was slightly higher at 31 December 2002 At 32,9%. It was held at 63.7% by French shareholders.


0.8%
3.1%
0.4%
12.7%
14%
9%
5.5%
4%
5.6%
44.9%
Total: 100.00%
Individual shareholders
AGF employee FCP fund
France
Benelux
Germany
UK
USA
Swizerland
Italy
Others

Shareholder information

Part of the General Secretariat since the Group's privatisation in 1996, the Financial Communications and Shareholder Relations Departments work closely together to provide information to all shareholders, institutions and individuals. Specific services are available to individual shareholders that include:

- voice server: (33) 1 42 96 08 77
- the Shareholders' Club, with 35 000 members, provides access to:
  - a toll-free number: 0800 02 23 30
  - training sessions at the Ecole de la bourse,
- an Internet site: http://www.agf.fr,
- Members of the Shareholders' Club are regularly apprised of major current events in the company through:
- a quarterly letter to shareholders,
- specific meetings throughout France, organised by AGF or jointly with Euronext, FFCI or CLIFF.

Summary in 2002

In 2002, The AGF Shareholders' Club organised 11 meetings of individuals shareholders either alone or in partnership. The meetings took place in Lyon, Rennes, Valenciennes, Nancy, Cannes, Chambéry, Tours, Lille, Marseille, Reims and Nantes. 5 Ecoles de la Bourse training sessions took place in Marseille, Strasbourg, Lyon, Biarritz and Montpellier.

On each occasion, invitations were extended not only to regional Club members by also to members of investment clubs and representatives of different associations. In this way individual shareholders were able to meet and speak directly with members of AGF management. These meetings served as a complement to the information regularly provided in the Shareholders Letter distributed quarter, which is regularly enhanced by a "Business" flyer that summarises a given activity in the Company.

Given shareholder interest, AGF has planned a programme of 9 new meetings in and outside Paris in 2003 It will be complemented by 4 training sessions at the Ecole de la Bourse. These meetings bring AGF closer to individual shareholders and puts them in contact with their expectations.

Financial communications calendar AGF (2003)	
Premium income 1H 03	Wednesday, 30 July 2003
Pre-earnings 1H 03	August 2003
Earnings 1H 03	Wednesday, 24 September 2003
Premium income 3Q 03	Thursday, 6 November 2003

Shareholders may also address their written communications to:

Jean-Michel Mangeot
General secretary
AGF Group
87, rue de Richelieu
75002 Paris

or contact the following individuals directly:

Individual shareholders and financial analysts:

- Marc de Pontevès, tel. : (33) 1 44 86 20 99,
- Vincent Foucart, tel. : (33) 1 44 86 29 28,
- Christelle Sauvet tel. : (33) 1 44 86 29 79,
- Béatrice Ducasse, tel. : (33) 1 44 86 43 00,

Individual shareholders:

- Marc de Pontevès, tel. : (33) 1 44 86 20 99,
- Marie-Serjè Gauthier, tel. : (33) 1 44 86 44 06,
- François Echeviller, tel. : (33) 1 44 86 48 06,
- Jean-Marie Guinot tel. : (33) 1 44 86 48 05.


The strategic
management of value



AGF has for several years implemented a policy of managing the value created for the shareholder strategically.
It directs, supports and measures the impact of the daily **decisions of Group management by using 2 main tools:**

1/ monitoring the normalised profitability of activities

2/ monitoring embedded value

Measuring the normalised profitability of insurance activities

The AGF approach

Principle: Rather than being a cost-free or abstract resource, the capital contributed by the shareholder is a guarantee of security to policyholders. Therefore, its cost should be included in the cost of goods sold.

Calculated on book shareholders' equity, which is the traditional measure of profitability, ROE ("Return on Equity") only provides a view of global Group performance and does not allow for analysis by activity.

AGF has taken an original approach to these questions, which is simple but disciplined. It fosters detailed financial communication by activity and more efficient management of the value created by the Group.

In practice, this approach is based on:

- the normalisation of the results of each activity, which consists of applying several adjustments, limited in number, to accounting results so as to better reflect underlying economic performance, independently of the accounting reference used, market context or policy of externalising results.

- the allocation of capital to different activities based on their contribution to the Company's total risk.

This approach makes it possible to compare economic results to capital and determine normalised profitability by business or country.


■ At 31.12.01
At 31.12.02
In percent
9.4
9.2
15.2
12.5
10.2
9.3
6.3
5.7
10.9
9.8
Insurance in France
Total outside France
Credit insurance
Asset Manag. and banking
Total AGF (excl. holding cos.)


AGF

Normalised results

The book results of an insurance company are sensitive to accounting, market volatility and the level of capital gains on investment. For that reason, financial analysts often restate book results in order to estimate the underlying economic results. AGFs restatements are limited in number and relate mainly to investment income, several accounting methods, revenues from surplus capital and taxes:

- Normalised investment income is the expected medium-term performance of investment. It provides a view of the base profitability of insurance activities. Normalised performance applied to the market value of investments is now 9.5% for euro-zone equities, 6.0% for property in France and 5.5% for carrying operating assets (same parameters as in 2001). Interest rate products (fixed or floating income bonds, cash, loans, advances on policies), being less volatile by nature, are not normalised.

Comparison of real and normed investment income (Total)	Consol. actual inv. except. items (1)	Cancellation ACAV restatement	Ch. in PPE and PRE	Actual net of PPE	Normed inv. inc. EK (2)	Dev. act./normed
Life and Health in France	645	846	585	2,077	2,312	-235
Non-life and Assistance in France	344		-10	334	407	-73
Euler	102			102	140	-38
International: Life and non-life	324	277	12	613	856	-242
Other activities	240			240	126	114
Total	1,657	1,123	587	3,367	3,842	-475

* PPE, provision for surplus profit-sharing
PRE: provision for unrealised capital loss exposures
EK: surplus capital
Notes (1) source: annex 32 (total of annex 32, i.e. net of ACAV adjustments)
(2) these amounts do not include ACAV adjustments

- The other restatements were mainly in respect of accounting, such as the general provision for surplus profit-sharing (in life insurance), changes in which are restated based on the normalisation of investment income in order to measure underlying economic results.

- Surplus capital amounts to the difference between resources contribution by the shareholders (net asset value) and net capital requirements. *The higher the surplus, the greater* are earnings without creating value for the shareholder through investment of corresponding sums. In order to judge the performance of activities at levels of comparable risk, income from investing surplus capital must be cancelled out.

- The last normalisation restatement relates to taxes in order to determine a tax expense that is consistent with the rest of the normalised profit and loss statement and to cancel out the impact of tax losses carried forward from prior years. In practice, AGF applies the normal corporate tax rate to normalised income before taxes given tax credits and reduced taxes on capital gains (35.4% in 2002, compared with 36.4% on 2001).


Normed results of activity
Other
International
Property and liability France
Life - health France
In millions of euros
-5%
751
712
78
291
51
331
86
229
79
318
2001
2002

In millions of euros

Transition from normed results to consolidated net results	31.12.2001	31.12.2002
Total operating contributions of activities	**751**	**712**
Holding companies	41	6
Operating contribution	**792**	**718**
Actual/normed deviation on investment income and taxes	135	-191
Euler equalisation provision	17	22
Non-recurring (*)	-22	-86
AGF Mat results (sold in 2001)	-53	-
Exceptional results	-47	-58
Goodwill amortisation	-105	-136
Consolidated net results	**717**	**268**

* In 2002: adjustment account operations (-86), write-back general provision for banking risk (20), amortisation of Zwolsche (-13); other (-7).
In 2001: underwriting items in Netherlands and Brazil (-26), non-recurring for Euler and results in acquisition price (-11), provision for legal disputes (9), other (6).

File No. 82-4517

Allocated capital

In order to provide an adequate level of security, an insurer has to capitalise sufficient resources to meet uncertainty. This solvency need can be estimated in several ways:

- the European solvency margin is the simplest. The regulatory minimum is proportional to the volume of activity (premiums, claims or provisions),
- the constraints of rating agencies are usually greater, integrating investment risk and deducting the level of security given to policyholders (Claims Paying Ability or Financial Strength),
- internal "value at risk" models take into consideration size, reinsurance protections and cross correlations between various risks. Such models require a rich statistical base and are usually complex in their implementation.

The capital allocation model used by AGF is based on the model developed by a rating agency to evaluate the capitalisation of European insurance companies. It is both a comprehensive and reliable model that is easy to implement and has objective rules that are known by the financial community. It also makes it possible to easily determine the contribution of activities to global Group requirements. The model breaks down the risk of an insurance company into six main categories: investment, receivables, underwriting and growth of claims, life activity risk and other risk.

Net capital requirements equal the sum of capital corresponding to each risk, less permanent resources contributed by third parties (share of unrealised capital gains on equities or buildings attributable to life policyholders, deferred taxes on unrealised capital gains, provisions for surplus profit-sharing), which can be used in the event of unfavourable circumstances. It is equal to no less than the local regulatory minimum (European solvency margin for France). The sum of allocated capital in 2002 stood at 7 257 million euros, compared with 6 904 million in 2001, growth being concentrated in life activities in France, mainly due to the drop in resources contributed by third parties. Capital allocated to other activities rose due to the acquisition of Hermes (credit insurance) or fell due to foreign currency translation (International) or suspension or business (AGF Mat, etc.).

Normalised profitability

The calculation of normalised results is of interest only if compared to allocated capital and held up to the expectations of shareholders of the financial market. ROAC (1) (Return On Allocated Capital) equals:

(1) ROAC = Normalised results / Allocated capital

Each year, AGF publishes a table showing normalised profitability for its main businesses and countries. This table is an important item in the information communicated to shareholders.

Conclusion :

This information does not substitute for accounting statements. However, it does shed economic light on the quality and longevity of results while facilitating the pursuit and implementation of practical actions for creating value for shareholders.

In millions of euros

At 31.12.02	Normed results (1)	Allocated capital	Profitability 2002	Profitability 2001
Insurance in France	397	4,329	9.2%	9.4%
Credit insurance	61	658	9.3%	10.2%
AM and Banking France	25	444	5.7%	6.3%
Activities outside France	229	1,826	12.5%	15.2%
TOTAL AGF				
Total	712	7,257	9.8%	10.9%
incl. life + health	430	3,447	12.5%	15.4%
incl. non-life	201	2,657	7.6%	7.0%
incl. AM and bkg. (2)	19	495	3.9%	4.4%

Notes :
1. The drop in the book contribution of activities is linked in large part to the decline in actual investment income. The phenomenon is cancelled out in normalised statements.
2. Asset Management and Banking in and outside France.

The publication of embedded value

Embedded value – or intrinsic value – is a concept that is specific to insurance. It summarises in a single figure the value of a company if it were to cease doing business. Embedded value comprises two items:
- Net Asset Value (NAV) ;
- the value of the portfolio in effect.

Embedded value is the results of calculations that are based on several assumptions, conventions or parameters. The value communicated may change based on the environment in which the company finds itself, leading to margins of evaluation that are wider than in a strict book valuation.

The strategic management of value



AGF limits this calculation to its life insurance activities (individual and group) owing to the high predictability of future financial flows on insurance policies held in the portfolio. However, given the annual nature of non-life insurance policies, AGF has decided not to calculate the value of the portfolio in effect for these activities.

Embedded value: 6.24 billion euros at 31.12.2002

In millions of euros

	31.12.2002	31.12.2001	Change
Net asset value*	6,092	7,127	-14.5%
Future result items**	-1,304	-957	+36.3%
Margin cost	-601	-559	+5.6%
PVFP***	2,056	2,201	-6.6%
Embedded Value	6,242	7,804	-20.0%

* Pre-dividend net asset value at 31.12
** Components of Net Asset Value valued elsewhere in PVFP (deferred acquisition costs, unrealised capital gains on bonds, PRE, value of the Zwolsche portfolio), net of deferred taxes
*** PVFP published at 31.12.2001 (1 926 million euros) was net of a portion of the future results elements

Embedded value dropped from 7.80 billion euros at 31.12.2001 to 6.24 billion at 31.12.2002. The slip in the value of future profits before margin cost (PVFP : Present Value of Future Profits) was moderate (-6.6%) and related to the drop in anticipated future investment income. Most of the drop in embedded value is explained by the drop in net asset value, excluding future life results elements.

Although NAV is a traditional item, the value of the portfolio in effect deserves several comments.

- The definition:
  The value of the portfolio in effect equals the present value of future results of policies in effect on valuation date based on realistic assumptions after taxes and reduced by the cost of capitalising the solvency margin. For the final calculation of embedded value, it should be noted that:
  - There were adjustments in the calculation in order to assure consistency with the calculation of NAV.
  - Goodwill was excluded in NAV. However, network values were included in NAV and retained in the calculation of embedded value.

- The main assumptions used in calculating embedded value in France were:

In millions of euros

	2002	2001
Corporate tax rate	35.4%	35.4%
Return on bonds	4.67%	5.0%
Return on property	6.0%	6.0%
Return on equities (excluding tax credit) and cap. gains included	8.5%	9.5%
Present value rate	8.15%	9.05%
Inflation on management costs	2 %/an	2 %/an

- Sensitivity of embedded value
  A one basis point rise in the present value rate gives rise to a drop in embedded value of 208 million euros; a one basis point drop in the return on equities gives rise to a drop in embedded value of 82 million euros. Assumptions for 2001 and 2002 were established in accordance with the rules used with the Allianz Group.



- The scope included life business in France, Belgium and the Netherlands. Items relating to subsidiaries in Spain and South America were not considered because of the lack of sufficiently reliable data. AGF believes, however, that those figures would not have negatively influenced the calculation.

- Note on profit-sharing (AGF Vie): AGF Vie has significant unrealised wealth (unrealised capital gains and the provision for unallocated profit-sharing).
  This unrealised wealth has value for shareholders and policyholders. The share of shareholders depends on the profit-sharing allocated to policyholders.

- The mechanism for valuing unrealised capital gains and the provision for profit-sharing attributable to shareholders consists of a determination of the resources needed to meet the contractual conditions and the business policy of company profit-sharing and then allocating to shareholders an amount that is equal to the maximum that can be released each year, while respecting the terms and conditions of the Insurance Code.

- Up until 2001, the regulatory constraint was the strongest.

- In calculating values at 31 December 2002, the business policy of AGF Vie gave rise to profit-sharing hypotheses that exceeded the regulatory minimum. The assumptions behind profit-sharing were established on a basis that enables the company to continue its business policy on the run-off of existing policies and over 10 years of future production.

The value added by new business was calculated according to the same principles.

- The capitalisation cost of the solvency margin calculated on the basis of 100% of the regulatory minimum with a cost of capital of 8.15% stood at 601 million euros deducted in the calculation of the value of the portfolio in effect.

Calculation of embedded value per share:

	2002	2001
Embedded value (in millions of euros)	6,242	7,804
Number of shares (excluding treasury)	171,555,110	169,126,373
Embedded value/share (in euros)	36.39	46.14

Calculation of the value added by new business (included in embedded value)

in millions of euros

Calculation of the value of the portfolio in effect	2002	2001
France		
Val. of portfolio before margin cost	54	83
Margin cost	-35	- 26
TOTAL	19	56
Benelux		
Val. of portfolio before margin cost	11	8
Margin cost	-4	-4
TOTAL	7	4
France + BENELUX		
Val. of portfolio before margin cost	65	91
Margin cost	-39	- 30
TOTAL	26	61

The value added by new business is the present value at subscription of future results, after taxes, generated by new production for the year, less the cost of capitalising the solvency margin.

The drop between 2002 and 2003 is concentrated in France and explained by a contraction in the future financial margins hoped for on euro-denominated policies.

Tillinghast - Towers Perrin reviewed the methodology and assumptions used by AGF in calculating the value of the portfolio in effect at 31 December 2002 as well as the value added by new business in 2002. It confirmed that the methodology and assumptions used were reasonable. Tillinghast - Towers Perrin also checked for consistency in results. Their verifications did not reveal any significant errors. However, there were no detailed audits on all the models.

Estimates were based on customary actuarial practices in terms of methodology in valuing embedded value and making assumptions. They did not attempt to develop a calculation of "fair value" or interpret the accounting standards recommended by the IASB.


Risk management



Risk management objectives at AGF

The AGF Group attaches the utmost importance to risk management in its business. For that reason in 2001, it created a Risk Management Department in the Financial Division, the mission of which is to promote an understanding of the management of risks, and particularly the phenomena of accumulation among different Group entities in an environment that is more difficult because of the collapse of financial markets, terrorist activities, the explosion of factories, heightened competition in products and services, reinsurer insolvency and changes in regulations, etc.

Risk management objectives respond to two consistent and converging requirements:

- The strategy of the AGF Group, which attempts to optimise capital allocation in order to lower earnings volatility and provide the means of lasting and steady growth in profitability.

- The 2001 creation by the ALLIANZ Group of a structure for controlling risks in which AGF is an active participant.

Risk management consists of alerting the Group to certain risks, controlling their negative consequences, and providing for optimal management.

Risk management maps out and evaluates underwriting, financial and operating risk and translates those risks in terms of capital allocated to operating entities.

A monthly Risk Management Committee, chaired by a member of the Executive Committee, provides for operational follow-up of the management of risks and coordinates various parties in order to recommend risk management initiatives.

Market risk and asset-liability management

General principles

The AGF Group actively manages market risks. Management is based on asset-liability management techniques that are coordinated across the principal subsidiaries (in France, Belgium, the Netherlands, South America).



The approach to market risk is first of all local, because risk depends on the economic environment, the structure of liabilities, regulatory and accounting constraints and the situation of each entity. In addition, this type of approach lends itself to better reactivity.

Credit insurance and banking subsidiaries have their own approach, which is adapted to the specificities of their businesses. Only the asset-liability management of the main French insurance subsidiaries is covered in this report; the principles are widely adopted by the other entities.

Asset-liability management

An asset-liability management unit has been operational in the AGF Group since 1995. Since 1 April 2000, the unit has been functionally attached to the "Insurance investments" GIE with contacts in the various technical divisions of the Group. Asset-liability management uses several types of tools:

- Delta-Scan v. 2.3, a software package that is specific to asset-liability management and tests various asset-liability scenarios in life insurance,

- Internal models developed by the asset-liability management unit in life and non-life,

- Central on-site applications developed internally to project life insurance liabilities, which are under the management of underwriting divisions.

Methods used in asset-liability studies all measure the financial risk and performance of various Group portfolios. They include regulatory and accounting constraints applicable to French statutory accounting statements as well as the concept of capital that is required to provide for continuing solvency.

Based on the case, the models are either:

- deterministic (scenarios, stress testing), or
- stochastic (Monte Carlo methods).

The asset-liability management unit is responsible for:

- asset-liability studies that precede strategic allocation decisions,
- the preparation, drafting and monitoring of management authorisations signed among insurance companies and asset-liability managers,
- periodic studies of Group asset-liability risks,
- defining studies of risk hedges using appropriate derivative instruments,
- the quarterly Q2 et Q3 statements ("asset-liability report") for the Insurance Control Commission.

Life company risks in France

Risks differ according to products:

- unit-linked products where risk is assumed by the policyholder,

- "in euro" guaranteed return products, where risk depends on:
  - the minimum rate guaranteed for the current year or over several years,
  - profit-sharing clauses,
  - the method of managing investments in a dedicated ("earmarked") portfolio on the company balance sheet or in the "general" portfolio.

Group policy aims to lower the proportion and level of guaranteed rates. A large proportion of products distributed by associations and most new products do not have guaranteed rates. Therefore, an unfavourable change in financial markets has an impact that can be shared between the insurer and policyholders.

There is a "profit-sharing fund" provision for most of the policies of AGF Vie. It stood at 572 million euros at the end of 2002, compared with 1 226 million at the end of 2001. It provides for a distribution to policyholders of deferred profit-sharing and spreads the risk of insufficient investment return over time.

The market risks that life companies are exposed to fall into several categories:

- the risk of a strong and lasting rise in interest rates: if the bond portfolio carries excessively long maturities, any increase in surrenders and a drop in new business could lead to the recognition of capital losses,

- the risk of a strong and lasting drop in interest rates: if the bond portfolio carries excessively brief maturities, the return on investments could ultimately be beneath the minimum rates guaranteed as liabilities,

- the risk of a drop in equity markets: a deep and lasting drop in equity markets could lead to unrealised capital losses and then to, a reduction in anticipated future book value and the risk of not meeting regulatory requirements,

- the risk of a contraction by the property market: the mechanism is the same as the one described for equities, with a typically more progressive frequency,

- foreign currency risk: assets and liabilities are valued in the original currency and converted at closing exchange rates. Any deviation in the level of currencies backing assets and liabilities could give risk to foreign exchange gains or losses.

Foreign exchange risk

At the end of 2002, French life companies carried a bond portfolio that was in an overall unrealised capital loss position with maturities (sensitivity) of 6.3 years (excluding floating rate instruments), which was slightly less than that of mathematical reserves (7.7 years, excluding surrender and renewal options). The length of maturities dropped slightly from 2001 (6.7 years) whereas mathematical reserves were extended slightly owing to higher than expected renewal levels and lower than expected surrenders.

Life activities in France are exposed to a limited risk of rate decline due to the slight deviation of duration among assets and liabilities and low average guaranteed rates (high proportion of zero rate policies).

In the event of a rise in rates, the possibility of surrenders of savings products could shorten the duration of liabilities. This risk, which is specific to life insurance in France, is partially hedged by derivative instruments (caps) in respect of a par value of 7 542 million euros at the end of December 2002, unchanged from 2001.

Risk of contracting equity markets

The equity portfolio of life companies in France is diversified with heavy weighting toward the euro zone, but also a significant portion invested in American, British, Japanese and emerging markets. The portfolio also has strong sectoral diversification.



The overall volatility of the equity portfolio is therefore less than that of a portfolio in French or all European equities.

At the end of 2002, the risk of declining equity markets was the main risk in life activities due to the possibility of contributions to provision for lasting impairment or the provision for unrealised capital loss exposures. However, AGF Vie had a profit-sharing fund of 572 million euros at the end of 2002 that could be used if need be.

Risk of property market contraction

At the end of 2002, most property investments, with high unrealised capital gains, were in the general portfolio of AGF Vie.

The risk of a contraction in the property market is a risk that falls between equity risk and interest rate risk.

The low correlation among the three main market risks means that overall risk is less than the sum of each of the three risks taken in isolation.



Foreign exchange risk

Foreign exchange risk is low for life companies in France, since nearly all liabilities are carried in euros. The net position in non-congruent currencies was as follows in statutory financial statements (+net assets, - net liabilities):

- USD: +70 million euros
- GBP : +12 million euros
- CHF : +15 million euros
- XPF : + 8 million euros
- CAD : + 5 million euros
- JPY: + 10 million euros
- DKK: + 11 million euros
- Others: + 1 million euros

Investments in foreign securities through OPCVM investment funds do not appear in this table because foreign exchange risk has already been included in equity risk. Therefore, this table is essentially indicative of book foreign exchange risk.

Non-life company risk in France (excluding Euler & Hermes)

The risks of non-life companies in France differ from those of life companies because of the weak correlation between asset and liabilities: premiums and claims, like changes in underwriting provisions, are generally not too sensitive to changes in financial markets. New business and more generally the renewals of policies mean that the approach must be one of likely continuity of operations rather than suspension of activities. Also, the weight of shareholders' equity in investments is higher than in life. Therefore, non-life companies can invest a portion of their assets in riskier products, such as bonds that exceed the life of liabilities, equities and property.

Interest rate risk

The length of the claims reserves of non-life companies in France is about 2.6 years on average, including several risks that increase over a longer period of time (civil liability, construction, disability). This period has become shorter since the end of 2001 (2.9 years), owing to the acceleration of payments. Moreover, bond investments have a maturity of about 5.6 years (5.9 in 2001), which exposes the company to the risk of rising rates.

But this risk is comparable in absolute value to the risk of falling rates in life activities in France. Because these two risks are inversely correlated, the residual risk is weak in terms of the consolidated resources of the Group. In addition, the continuation of operations endemic to mature and diversified non-life activities has a favourable impact in the event of a lasting rise to the extent that

new premiums are reinvested at higher interest rates. Therefore, rising rates have to be hedged.

Risk of drop in equity markets

As is the case with life companies in France, the equity portfolios of non-life companies in France are diversified by sector and geographic region.

Risk of contracting equity markets is the main market risk of non-life activities in France, but it is generally compatible with the capitalisation of companies, particularly in the case of AGF Iart, where the risk of insolvency one year out is very low.

Risk of a contracting property market

Property risk is analogous to equity risk, although it is much lower in volume. It is comparable to property risk in life, but its residual impact is also weaker.

Foreign exchange risk

Foreign exchange risk was very limited: at 31 December 2002, the net position in currencies that were non-congruent with the euro of non-life companies in France was the following in statutory financial statements (+net assets, - net liabilities):

- USD: -200 million euros
- GBP: -14 million euros
- CHF: -34 million euros
- XPF: -57 million euros
- CAD: -18 million euros
- JPY: -8 million euros
- Others: -27 million euros

Investments in foreign securities through OPCVM mutual funds are not included in this table because risk has already been accounted for in equity risk. Therefore, this table is mainly indicative of book foreign exchange risk.

Credit risks

These risks lie in the potential losses that could result from counterparty default. Events in 2001 and 2002 (bankruptcies of Enron and Worldcom, payment problems at Vivendi, reduced reinsurer solvency, etc.) have proven the importance of credit risk for insurers, particularly in the case of high concentrations with the same counterparty or group of counterparties.

Several credit risks are generated by various activities of the AGF Group:

- the investment portfolios of insurance companies, banks and holding companies are particularly sensitive to counterparty default through bonds, equities and derivative products,
- cessions in reinsurance generate receivables from reinsurers, mainly through underwriting provisions sold and exposure to current treaties,
- major account underwriting in non-life generates receivables on captive reinsurance business and brokers, as well as unwritten earned premiums equal to premiums to be received from customers,
- Group banking activities (mainly Banque AGF and Entenial) generate credit risk through loans to individual and corporate customers,
- credit insurance (Euler Hermes) is highly sensitive to credit risks of policyholders in the event their customers default,
- lastly, the growth of "financial insurance" *(alternative risk transfer or ART)* products can generate counterparty risk.



Risk management



AGF Group Risk Management finalises a data base that combines all types of credit risk for the purpose of measuring concentration and implementing risk reduction measures.

These are as follows:

- establishing global limits by counterparties,
- implementation of an alert system for the most sensitive counterparties,
- progressive improvement of the dispersion of the credit risk portfolio,
- use of derivative instruments (credit derivatives),
- accountability of Group entity heads through allocated capital (see "Quantification of risk").

On the basis of a non-exhaustive scope (excluding the Netherlands and Hermès), the average likely level of net risks of recovery in the event of the default of one or more counterparties is valued at about 31 million euros over one year, equities and credit insurance exposure included, and at about 14 million euros on bond receivables, bank loans and provisions sold to reinsurers. In principle, it is offset by an appropriate spread. From an accounting perspective, losses are usually provided for in provisions in the form of provisions for lasting impairment on equities or bonds when default is virtually certain, or provisions for bad debt (reinsurers, banking loans).

Using this scope, at 31 December 2002, 86% of gross exposure to risk of default was concentrated in one-fifth of counterparties (companies or States). The residual 14% gross residual exposure is therefore dispersed over a very large number of counterparties and is not a major risk to the Group.

Non-rated counterparties amounted to 16% of all exposures, but only 8% of the largest counterparties mentioned above.

Among the largest counterparties, excluding non-rated ones, 99% were "investment grade" (ratings of no less than BBB-), and 41% were rated AAA. The main non-"investment grade" counterparty is the Republic of Brazil (BB-) where risk is borne by local subsidiaries representing local commitments.

Obviously, a very significant portion of the largest counterparties are States or sovereign issuers. Excluding them, a similar analysis leads to the following outcome:

- 79% of gross exposure is concentrated in one-fifth of counterparties (companies),
- 17% of the largest counterparties are unrated,
- 98% of the largest rated counterparties are "investment grade",
- 18% of the largest rated counterparties are AAA.

The distribution by rating of the largest rated counterparties (20% of counterparties) is show below:


Distribution by rating of the largest counterparties, including States and Sovereignties (excluding unrated counterparties)
41%
32%
19%
7%
1%
AAA
AA
A
BBB
BB


Distribution by rating of the largest counterparties, excluding States and Sovereignties (excluding unrated counterparties)
30%
37%
18%
13%
2%
AAA
AA
A
BBB
BB

Insurance risks

Rate structure risk

Rate structure risk is mainly controlled by actuarial tools implemented by the underwriting divisions responsible for designing insurance products and monitoring their profitability, whether in life or non-life.

Although mortality risk seems now to be well managed despite possible slippage in life annuity insurance (particularly group insurance) despite conservative valuation of mathematical reserves based on prospective tables that reflect longer life expectancy, the main risk in under structuring comes from catastrophic events in non-life (natural events such as storms, floods, earthquakes or manufacturing disasters such as AZF). There are also serial risks related to the high frequency of correlated events of lower unit size. In the management of catastrophic risks, risk management has modelled the exposure of the policy portfolio (individuals and commercial) to inventoried risks in order to evaluate concentrations of insured values and take measures to limit, reduce or eliminate these pockets of overexposure at the time of underwriting or modify rates as a result.

The management of catastrophic or frequent risks occurs under the Group reinsurance programme managed by the Reinsurance Division. AGF has a tool for simulating claims generated using the most likely statistical assumptions based on portfolio histories for each type of risk. This tool makes it possible to compare different reinsurance strategies according to type of treaty, retention thresholds or extent of coverages, given the effects of diversification that exist between different risk categories, premiums paid to reinsurers and savings in the cost of allocated capital linked to the selling of risk.

In 2002, the reinsurance strategy consisted of selling the major portion of main international risks to Allianz Global Risk Re. For other risks, it consisted of entering into claims excess treaties for the main branches (fire and miscellaneous risk, automobile and miscellaneous liability, property damages, natural events, transport, etc.) in order to protect the company more effectively at the lowest possible cost.

Non-life provisioning risk

Claims provisions have to be provided for as soon as claims are filed. The valuation of claims provisions includes provisions for claims payables that are provided for and valued by operating entities when ongoing inventories take place. The latter value IBNR provisions (for claims "incurred but not reported") to cover unfiled claims and any shortfalls that arise by virtue of different value methods *(chain ladder, Bornhutter-Ferguson)*.

Moreover, these provisions are reviewed each year either by risk management for most non-life activities in France, excluding Euler Hermes on the basis of chain ladder methods applied to payments and expenses or by external actuaries for foreign subsidiaries. This valuation makes it possible to monitor the level of conservatism in valuing commitments over time. Statistical randomness related to the development of claims expenses is relatively uncorrelated and can be offset by the impact of diversification among years of occurrence and categories of insured risk. Therefore, it is risk at a global level that only requires a small amount of capital.

Given the regulatory environment in France and AGFs underwriting policy, the Company does not believe it necessary to provide for complementary provisions for certain risks (namely professional liability and asbestos) where available information does not make it possible to conclude that there is probable or significant risk. On the other hand, AGF follows these various cases closely so it can react rapidly if need be.

Operating risks

Management of operating risks

Although financial and insurance risks require attentive management, operating risks cannot be neglected in the overall management of AGF Group risks. The problem of operating risks takes on importance in the banking world subsequent to decisions of the Bâle 2 Committee. It includes risks in the new solvency ratio of European banks in addition to market and credit risks. Risk Management reports on operating risks each year. The approach is based on questionnaires that value operating risks qualitatively and quantitatively (for the largest risks).

These risks are of several types:
- marketing and distribution risks.
- fraud and money laundering risks,
- social risks,
- security and damage risks in respect of people and property (fire, break in, sabotage, terrorism, etc.),
- computer systems risk,
- organisation and process risk,
- legal, regulatory and tax risks,
- image risk.

The risk report maps out the main operating risks for most AGF Group entities. They are identified either in terms of frequency or theoretical amount and concern the management of investments (tactical and investment choices), the risk of business loss in brokerage, resumption of systems operations in the event of a serious technical failure, and legal anomalies in civil liability.

The annual report of operating risks and measures taken to reduce them is presented to the AGF Group Executive Committee. The largest risks are regularly monitored to reduce or eliminate them. AGF has implemented a second systems site that is sufficiently protected, so activity can be resumed in the event of a failure of the principal site. Likewise, AGF has a crisis management centre for catastrophic events that imply image risk for the Group. Moreover, transferable risks (security, building, personnel) are followed by a centralised insurance programme that is the object of rationalisation efforts.



Legal risks

Legal risks are followed by the Legal Department of the AGF Group and not directly by the Risk Management Department. Current legal disputes are described in annex 38 of the annual report.

Prevention of money laundering (France)

Money laundering consists of injecting funds from drug trade or other crimes and misdemeanors into financial circuits. It is defined under criminal law as facilitating in any way the misrepresentation of the origin of property or revenues by the author of a crime or misdemeanor that has given rise to direct or indirect profit. Laundering also includes supporting an investment, concealment or conversion operation in respect of the direct or indirect product of a crime or misdemeanor. Penalties can reach 10 years of imprisonment and 750 000 euros. Policies distributed by life insurance companies can be one of several means for introducing revenues obtained illegally into normal financial channels.

The AGF Group has established a body of rules that are part of the legislative framework that has been reinforced in the past two years and modelled after the recommendations of the French Federation of Insurance Companies and the Insurance Control Commission that apply to the entire market . The Group's procedures anticipate the evolution of regulations and are already consistent with the new version of article A310-5 of the Insurance Code (decree of 1 October 2002).

A new verification and review procedure applied when life policies are underwritten has been in effect since the first half of 2002. *Each sales representative must verify the identity of the customer.* This applies to all individuals (comparing the signature on identification with the check signature, looking for irregularities on identification) and institutions (requiring a K Bis statement that has been issued in the past 3 months, etc.). When total payments by a single customer since the beginning of the year equal or exceed 150 000 euros, the sales representative must conduct an in-depth review of the customers identity, the origin of funds and the operation, (requesting information on the origin of funds and the business justification of the operation, etc.). A request for review is then addressed to management who accepts underwriting or

transmits the file to AGFs TRACFIN representative. A similar verification and review procedure is followed for guarantees and payments.

Moreover, a declaration of suspicion can be filed. All AGF Vie employees must file such a declaration when there are suspicions at the time a policy is underwriting or while it is in effect. There is a list of suspect items that includes checks with multiple issuers, multiple purchases over short periods, no business justification, doubtful origin of funds, country included on the GAFI list, etc.).

And lastly, since the first half of 2002, there has been a verification and identification of sensitive customers in effect that is part of the plan of action for combating the financing of terrorism. The Group Legal Department disseminates a regularly updated list of names and terrorist organisations that have been identified in France, the European Union and the USA to Group entities, who then check to see whether customers that fall into these categories have policies in their portfolios. In such cases, life insurance assets are frozen and non-life claims are blocked. There are regular controls to monitor the application of this procedure.

Coverage of operating risks
Insurance programme

After analysing risks and their financial consequences, the AGF Group implements and follows an insurance programme that protects assets and commitments.

The following coverages are among those that exist for France:

- Casualty insurance covering property and assets (all operating assets risk, all systems risk, all property asset risk, all physical facility risk, all operating risks, all equipment risks, all banking fraud risks),
- operating loss insurance,
- civil liability insurance (operating liability, professional liability, asset management, dedicated life sale forces, healthcare network, engineering, etc.),
- corporate officer insurance,
- "auto fleet" insurance
- various coverages relating to construction risk (all construction site risks, "single site" policies, project damages, promoter liability),
- life and health insurance (individual accident, employee travel assistance).

Coverage levels change based on policy type, insured scope, the value of insured property. The objective of conservative programme management is to optimise the programme, its deductibles and coverage limits, based on identified operating risks so that operations may continue in the event of a major mishap. Likewise, an Activity Recovery Plan in the event central information systems are disrupted is in the process of completion (anticipated in September 2003).

The AGF Group's insurance programme cost about 10 million euros for 2002. Principal policies are with insurers of note outside the AGF Group. No policies are ceded to a captive reinsurance programme of the AGF Group.


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Quantification of risks

Principles

Since 1996, the AGF Group has had a tool for measuring risks that is used in allocating operating activities in insurance banking and asset management.

The risks are valued using a parametric approach that is consistent with the one used by the Allianz Group for nearly all of its subsidiaries. Risk factors are measured by a theoretical "Value at Risk" (VaR) at 31 December of the year in question, which equals the maximum economic loss that activities are exposed to in a single year for a given level of confidence.

It should be noted that the Allianz Group is developing an internal model for measuring risks that is expected to be used starting 2004. This model will be closer to economic reality.

General description of the model for insurance activities

The Value at Risk model for insurance activities in effect at 31 December 2002 is based on 5 types of risk:

- C1 : investment risk
- C2 : credit risks on reinsurers and third parties outside the group
- C3 : rate structure risks net of non-life reinsurance
- C4 : provisioning risk net of non-life reinsurance
- C5 : life insurance provisioning risk



Risk factors for insurance activities

C1: Investment risk is estimated at 15% of the market value of equities increased by 10% of the market value of property investment and a percent of the market value of bond investments (0.7%), linked to the credit risk of counterparties based on issuer rating (excluding the Allianz Group and States).

C2: Credit risks is related to claims provisions sold to reinsurers, net of guarantees, and third party receivables (customers, agents, brokers, coinsurers, suppliers), excluding the Allianz Group, the State and employees. The coefficient used is based on counterparty rating or a BBB risk by default for unrated counterparties.

C3: Credit risks in non-life is based on premiums written net of reinsurance, broken down into risk category (auto, property casualty, bodily damages and accident, disability, transport, civil liability, security, credit, etc.), excluding Assurances Fédérales IARD where the risk is based on premiums written.

C4: Non-life provisioning risks depends on claims provisions (unpaid claims, IBNR, mathematical annuity provisions, excluding the provision for management and net of claims dispute forecasts) after reinsurance and broken down into the same categories used in C3 risk, and after a deduction for a discount factor that is based on each business category.

C5: Life provisioning risks equals 125% of regulatory solvency after adjustment for intra-group reinsurance. This risk is also based on life mathematical provisions in euros and unit-linked as well as capital under death risk.

Other activities

For other activities, the calculation of risk is based on a global indicator classified by agreement in C6 risk:

- For banking (Banque AGF, Entenial, AGF Belgium Bank, Eurofactor): the VaR equals the Cooke ratio, defined as 8% of weighted assets under management, less subordinated resources if need be.
- For asset management (AGF AM, AAAM, etc.), the VaR amounts to operating risks and is assumed to be equal to 0.25% of assets under management, excluding assets managed for AGF (AGF portfolios), which includes unit-linked policy supports. This coefficient has traditionally been applied by agencies as the basis of risk generated by this activity.
- For financial services other than insurance, banking and asset management (W Finance for example), the VaR amounts to operating risks and equals a percentage of self-management fees.

Results

The table below provides details on VaR broken down by risk factors and the main businesses for life insurance and non-life insurance in France, for life and health insurance and property and liability abroad, for the Euler & Hermes Group, all subsidiaries combined, as well as for banking activities (including AGF Belgium Bank but excluding Eurofactor) and asset management.

These figures cover the entire share, including risks borne by minority interests, notably for the Euler & Hermes Group, the Mondial Assistance Group, and the bank Entenial.

Adding various VARs by risk in order to arrive at gross global risks would be irrelevant since the impact of diversification plays a major role. Moreover, a portion of gross risk is carried by third parties (policyholders in life insurance, tax, etc.) and cannot be compared to group resources in order to judge solvency.

Values at Risk by Businesses*

in millions of euros

End of 2002	C1 Assets	C2 Credit	C3 Non-life premiums	C4 Non-life provisions	C5 Life provisions	C6 Banking and ART**
Insurance in France	**1 901**	**98**	**671**	**908**	**2 105**	**13**
Life insurance in France	1 437	67	0	0	2 105	0
Non-life insurance in France	464	31	671	908	0	13
Insurance outside France	**512**	**53**	**362**	**380**	**560**	**0**
Life and health insurance abroad	283	6	5	4	560	0
Property and liability insurance abroad	229	46	357	376	0	0
Euler & Hermes Group (incl. Eurofactor)	**96**	**17**	**638**	**167**	**0**	**200**
Mondial Assistance Group	**15**	**20**	**97**	**11**	**0**	**0**
Banking and Asset Management	**0**	**0**	**0**	**0**	**0**	**649**
Total AGF Group companies	**2 525**	**188**	**1 768**	**1 467**	**2 665**	**862**

**ART = Alternative Risk Transfer

in millions of euros

End of 2001	C1 Assets	C2 Credit	C3 Non-life premiums	C4 Non-life provisions	C5 Life provisions	C6 Banking
Insurance in France	**2 244**	**98**	**616**	**884**	**2 120**	**0**
Life insurance in France	1 762	67	0	0	2 120	0
Non-life insurance in France	482	31	616	884	0	0
Insurance outside France	**648**	**74**	**370**	**379**	**522**	**0**
Life and health insurance abroad	346	18	41	17	522	0
Property and liability insurance abroad	302	56	329	362	0	
Euler & Hermes Group (incl. Eurofactor)	**107**	**13**	**592**	**145**	**0**	**192**
Mondial Assistance Group	**19**	**18**	**100**	**12**	**0**	**0**
Banking and Asset Management	**0**	**0**	**0**	**0**	**0**	**631**
Total AGF Group companies	**3 018**	**203**	**1 678**	**1 420**	**2 642**	**823**

* Values at Risk by type of risk at the end of 2002 serve as a preliminary basis for calculating allocated capital based on standards that are now in effect within the group in order to measure performance of allocated capital for fiscal year 2003. Performance shown in the chapter "Strategic Value Management" apply to fiscal year 2002 and are based on slightly different standards and are not directly comparable with the end of 2001 tables.

Gross risks on investments have dropped considerably with the decline of equity markets in 2002. However, rate structure and provisioning risks rose, reflecting business growth. ■

Sustainable development





The Johannesburg summit of 2002 opened the international arena to sustainable development. The year also marked the extension of the commitment that AGF announced in its annual report of 2001.

Originating historically through company initiatives and advances that were common to the main members of the Allianz Group, these principles were implemented by the Chairman of AGF, who is convinced that this balance is the guarantee of medium-term growth. AGF already has significant advantages, as its presence in the principle European indexes of sustainable development illustrates. But 2002 still provided a chance to formalise certain principles and further implement sustainable development policy.

To quote AGFs Chairman: "You are aware of your Group's commitment to sustainable development, the principles of which have been engraved into our strategy. AGF intends to "face the world with you" in the interest of all stakeholders (...) with the conviction that this balance is the guarantee of growth that is lasting, steady and respectful of the environment.".

The issue is one of strengthening the company's capacity to respond better to the needs of its various stakeholders *(shareholders, customers, employees, suppliers, society at large).* The Group endeavours to listen and be transparent in its practices.

This sustainable development section of the 2002 report summaries progress made and the challenges to be met in the years to come. Its intent is to meet the requirement of the Law on New Economic Regulations *(Loi sur les Nouvelles Régulations Economiques or NRE Law),* which makes the publication of social and environmental information mandatory. Although existing information systems do not always make it possible to cover a scope like that of the Group, the information that has been gathered attempts to give a faithful and accurate picture of practices in effect.

Vision and Strategy of Sustainable Development

Insurance and sustainable development

Insurance is a driving force in the sustainable development of a company. The pooling of risks is a stabilising element in a company given the risks that weigh on the development of localities (natural disasters, etc.) or the life of an individual (fire, accident, etc.) Insurance plays an essential role in the promotion of healthy practices through prevention. And lastly, as a long-term investor in equities, bonds and property, insurance participates in the financing of economic development.

Risk pooling promotes development

Needs for insurance arise from the recognition of two basic constraints that confront everyone:

- The impossibility of knowing the magnitude of a disaster or when it might occur;
- The difficulty of having precautionary savings that are sufficient to cover potential risks.

Only the pooling of risks makes it possible to protect against risks at a cost that is less than self-insurance. The protection offered by insurance provides a sense of security given life's uncertainties, which is a key element in the growth of modern societies, since the coverage of uncertainty makes it possible to move forward over time and invest today to create the wealth of tomorrow. In this way, insurance facilitates the transformation of risk into opportunity.

Insurance encourages positive practices

By sizing up risk, the insurer can offer the solutions for meeting it head on. The cost to the policyholder, reflecting a desired level of coverage, is not without impact on his behaviour. In this way, the insurer encourages more positive behavioural practices (general conduct, health, protection of surroundings, prevention, etc.)



GLOSSARY

Sustainable Development — Launched in 1987 by the Brundtland Commission of the United Nations, this concept is based on the idea that the needs of today's generation must be met while protecting those of future generations. At the corporate level, sustainable development policy assumes the simultaneous pursuit of 3 objectives, or the "triple bottom line": economic growth, environmental preservation and social well-being.


Dimension Économique
Développement Durable
Dimension Environnementale
Dimension Sociale

Insurance plays a long-term role

An insurance company promises to stand by its customers over time because the issue is coping with disaster whenever it strikes. Therefore, the pooling of risks must occur based on knowns rather than conjecture. And whenever an insurer cannot meet his contractual commitments, he cannot fulfil his role as a stabiliser of disruptions in the economic and social milieu (entourage, suppliers, etc.)

Moreover, as a long-term investor with an investment horizon that varies from several to 10 years, an insurance and financial services group like AGF, the 7th largest asset manager in France, contributes actively to the financing of the economy.

This unique position of financial services given the challenges posed by sustainable development was summarised in the statement of corporate Chief Executive Officers in the financial sector, members of the World Business Council for Sustainable Development (WBCSD). Since Mr. Henning Schulte-Noëlle was party to the statement, AGF, as a member of the Allianz Group, is associated with it.

This is a statement by the CEO's and Chairmen of companies operating in the financial sector and holding membership of the World Business Council for Sustainable Development (WBCSD).



The financial sector plays a key role in the functioning of the world economy; but it is by no means a homogenous industry. It includes a diverse range of businesses, ranging from commercial and investment banks and asset management institutions, to reinsurance, credit insurance and direct insurance groups.

The eleven international companies responsible for producing this report reflect this diversity. However, we all are members of the World Business Council for Sustainable Development (WBCSD) and we share a belief that the financial sector can play an important part in advancing the cause of sustainable development.

After extensive discussions and consultations with a wide group of stakeholders, we have reached the following conclusions:

1. Integrating sustainable development into our business is a prerequisite for the continuous success of our companies, as well as for creating long-term shareholder value

Shareholder value is a crucial yardstick for measuring economic success, and by taking the environmental and social aspects into account when conducting our business, we can reduce risks and so further improve our bottom-line creating long-term value. What is more, society and the environment will both benefit if risks are managed more effectively. Through financial services and innovative products we are able to promote socially and environmentally responsible investments.

2. We undertake to promote proactive sustainable development thinking.

In our own companies: We will seek to develop forward-looking and future-oriented measures and systems for our management and will integrate sustainable development criteria into our core business. **With other companies in the financial sector:** Many companies are not yet fully aware of the opportunities which sustainable development thinking can offer. We shall therefore endeavor to share our experience of sustainable development issues and related topics of common concern through dialogue. **With clients and other stakeholders:** Today's economic, social and environmental challenges need to be addressed during our consultations with clients and stakeholders and should be reflected in the varying terms for the capital we provide and the risk we take on. We are convinced that we and clients and other stakeholders will benefit financially from an integrated approach to sustainable development.

***3. We recognize our role as drivers for change though the limits of responsibility and influence of the financial services industry need to be* further explored.**

Because we influence the way our clients conduct their business (through our policies and processes), the financial sector is a driver for sustainable development rather than the executer of change. However, we do commit ourselves to promote sustainability both when selecting our clients and in managing ongoing client relations. We do not set the framework which determines the limits of our influence but we will explore this further so that there is greater clarity about where the boundaries of responsibilities lie.

4. We clearly see a need to improve transparency as a matter of urgency and will seek to increase mutual trust. Recent cases of misleading financial reporting have had adverse impacts on the markets and our sector. We are convinced that there should be common business ethics with regard to financial transparency to enhance the credibility of company reporting. All companies, including ourselves, should adopt international standards of best practices in financial reporting. This is a fundamental prerequisite for a reliable market, a functioning economy, and for moving towards sustainable development.

Progress is more likely to be made in a climate of mutual trust than under a cloud of suspicion. We shall therefore encourage greater transparency by actively engaging stakeholder dialogues and through regular sustainability reporting.

This report is the first step in what we believe is an important journey for our industry. We encourage other key players in the financial sector, as well as all interested stakeholders, to join us on this journey.

The stakes are high. But so are the potential rewards – not just for our industry, but for society as a whole.

Johannesburg, August 26, 2002

ABN AMRO	*Gerling Konzern*	*Storebrand ASA*
Allianz	*ING Group*	*Swiss Re*
Banca Monte Dei Paschi	*Rabobank*	*UBS*
	Deutsche bank	*Sampo Japan*

Sustainable development at AGF

Sustainable development becomes part of AGF policy

In a line with the 2001 annual report, which announced "the commitment to sustainable development", 2002 was dedicated to structuring AGFs initiative in the area. Using a progressive and pragmatic approach, AGF decided to capitalise on experiences in progress and identify several target actions.

This commitment took shape through the ratification of various texts that addressed the major challenges to companies. Compliance with the World Pact, the adoption of principles for the environment or the association with the financial CEOs Johannesburg statement through the Allianz Group are the main sustainable development challenges for a financial services group (human rights, integration of environmental considerations, and business challenges).

A policy of sensitising was initiated in order to support these commitments. Sustainable development representatives have been named in operating and support entities in order to facilitate information consolidation and new projects.

A major initiative in 2002 has been the sensitising of employees: a needed prerequisite to any basic initiative, a true pedagogical effort took place through internal communication (newsletter, intranet) and actions related to the internal environment (recycled paper, general recycling). The challenge is to move beyond the affirmation of principles to the integration of sustainable development into the daily lives of employees.

In terms of progress, this report will show that there have been accomplishments in various ramifications of sustainable development (economic, social, environmental). This is why AGF intends to continue to forge ahead and favours:

- the improvement of reporting (in terms of scope and performance measurement),

Perspective of Michel Albert, Honorary Chairman of AGF, Institute member: Sustainable development, laying the groundwork for a better tomorrow



Naturally, I always read AGF annual reports with great interest. But I was particularly impressed by *the most recent one, the report of 2002 on the financial statements of 2001*. I was struck by both the substance and the form. At first glance, one is intrigued by the freshness and serenity of illustrations, which are a contrast with what is typically seen in the business. This imagery also is indicative of the substantive originality of the report, which stand out even on the cover: "Commitment to sustainable development".

This kind of up front statement speaks to me for two reasons. First, as a director of Arese, the foremost French social and environmental rating agency, I have a longstanding interest in sustainable development. But even more, thanks to the AGF annual report, I have discovered how far reaching the implications of sustainable development are in determining all that is newer and more creative in the insurance business. This is why I am delighted with the personal involvement of Jean-Philippe Thierry, who is "...convinced that this commitment is the guarantee of balance between medium-term growth and value creation".

A commitment of this type from the chairman, which gives shape to an old and continuous AGF tradition – namely as concerns social dialogue, service-customer quality and financial stability – places our company in the position of pioneer in the implementation of the Allianz Group strategy, which has laid a foundation that is specially dedicated to sustainable development. Allianz was one of the very few insurance companies among the 800 major corporations participating in the Johannesburg World Summit in September 2002 on sustainable development.

Against this background, two performance indexes, which are all the more significant because they are based on objective criteria, show that sustainable development is already a reality for AGF. Our Group was the first French insurance company to have a positive rating from the 3 major "ethical" indexes: Aspi (created by Arese), DJSI (Dow Jones) and FTSE4Good (Financial Times). In October 2002, an overall ranking of insurance companies by SAM Institute (Dow Jones) placed AGF along with Allianz AG in second position among the best European insurance companies in terms of sustainable development.

Another performance index is given by the customers themselves. It touches on prevention of major manufacturing risks. About one-half of the premium income generated by specialised AGF engineers is made up of services that our prevention specialists render to corporations bearing major manufacturing risks over and above policy underwriting so they can improve their own prevention programmes.

The new vision of sustainable development that is emerging in the early XXIst century is certainly not void of a certain idealism. But from day to day, it is becoming increasingly ensconced in the best companies, particularly in insurance. In this respect, the AGF Group is certainly laying the groundwork for a better tomorrow.

- the strengthening of internal environmental management methods,
- the thorough integration of sustainable development challenges into its organisation.

Sustainable development strategy is a policy of change, the implementation of which requires time and diligence.

AGF through the eyes of the social and environmental rating agencies

Today, like the majority of major listed companies, AGF is evaluated according to social and environmental criteria by various specialised rating agencies. They base their valuations on information provided by companies (business reports, specific questionnaires, direct contacts, etc.) and often merge that information with other external information sources (the press, labour unions, etc.) These analyses enable AGF to hold its approaches up to the best practices in effect and have critical feedback on its directions. Being aware of the value added by its relationships with rating agencies and socially responsible investors, AGF has placed a sustainable development section on the link "AGF Today" at the www.agf.fr. site.

AGF supports ORSE, *Observatoire sur la Responsabilité Sociétale des Entreprises* (Study Center for Corporate Social Reponsibility), which aims to strengthen dialogue and transparency between rating agencies and companies by recommending a charter of reciprocal commitment. As an extension of its commitment, AGF made the decision to become a shareholder of VIGEO. The potential impact of socially responsible investment on asset management led AGF to sustain this initiative. AGF also wants to participate in the professionalisation of social and environmental rating in France.

GLOSSARY

Socially responsible investment

According to Amy Domini "the way we invest creates the world in which we live". Socially responsibly investment not only takes financial performance into account, it also looks at the capacity of companies to create lasting value. Based on individual priorities and convictions, the investor can select a fund that excludes companies involved in arms manufacturing, alcohol and tobacco for example or a fund that includes companies following the best practices in social and environmental areas.


Le Groupe AGF
aujourd'hui

GLOSSARY

Rating agencies

Rating agencies analyse the behaviour of companies in environmental and social areas. These agencies can be independent organisations, associations, banks, investors, etc. They also sell their analyses to investors wishing to take sustainable development criteria into account and create their own ethical stock index.

- EIRIS (Ethical Investment Research Service) @ www.eiris.org and www.FTSE4Good.com
- SAM (Sustainable Asset Management) @ www.sam-group.com and www.sustainability-index.com
- VIGEO @ www.vigeo.com

Vision and Strategy of Sustainable Development

AGF as seen by SAM





2002 results
Total
Sector average
AGF
Best rating
0%
50%
100%
Economic dimension
0%
50%
100%
Environmental dimension
0%
50%
100%
Social dimension
0%
50%
100%

Based on the average in the insurance sector, AGF is among the best in terms of social and environmental performance. Its rating is above the average for the economic dimension and particularly in terms of performance in risk management and corporate governance. Although above the sector average in the environment, its capacities leave room for growth in internal environmental management and respect for the environment in the offer of insurance products. And lastly, AGFs rating on the social dimension is one of the best in the sector.

VIGEO rating



Benchmark : company ratings / sector ratings
300
250
200
150
100
50
0
Human Resources
Environment
Customers & suppliers
Shareholders
General public
AGF
Sector max
Sector min

AGF received a rating higher than the sectoral average on criteria used by VIGEO. The AGF rating, given in February 2002 based on valuations at the end of 2001, is better than the prior one on three variables of sustainable development: human resources, the environment and consideration of the expectations of the general population. This performance enabled AGF to be selected for the ASPT index.

Criteria	Rating
Human resources	+
Environment	+
Customers & suppliers	+
Shareholders	+
General Public	-

(min : -- / max : ++)

Human resources

"As of now, the Group seems to have emerged strengthened from the long merger and unification process. The emphasis on saving jobs and working conditions was well received by Group employees (...). Social risks are more limited than in the rest of the sector. However, the Group has to face the ageing of the employee population, the risk of loss of employability, chronic problems of recruitment (...). The reorganisation and reassigments have contributed to a significant increase in training initiatives (...). The training offered revolves principally around job kills development and management techniques."

Environment

"Environmental management at AGF relates mainly to strengthening underwriting policy, more control over risks and the development of new products and services (...). Direct impact management (consumption, waste, transport, property) has still not developed to the extent of the best British, German and Dutch practices. However, convergence with the Allianz parent company (...) should ultimately lead to positive changes in this area.



Like the majority of French service groups, AGF has not clarified its environmental policy extensively (...). A transition, however, has been occurring since 1999. It resides in a heightened awareness at the corporate level".

Customers and suppliers

"In terms of commitments, transparency and external communication, as in other areas, the Group is not excessively formalised. Although completely consistent with practices in the French insurance sector, systems for handing customer complaints and mediation, however, are still not up to the best European practices in the area. The certification policy should enable the Group to be in a position to provide strong service compared with different distribution scenarios for insurance in France."

Shareholders

"AGF is consistent in its approach to stakeholders, being particularly attentive to the formalisation of principles and rules of corporate governance."

General public

"AGF is quite open to the expectations of the public at large".

In 2002, AGF was in the three sustainable development stock indexes


ASPI




FTSE4Good

Treatment of sustainable development in annual report

In line with last year, the annual report for 2002 devotes a major section to sustainable development. With the objective of complying with the spirit of the NRE Law and the decree of 20 February 2002, this report summarises current practices at AGF on sustainable development based on the information that was available at the end of 2002.

The decision to take a "traditional institutional" and a sustainable development approach in a single report was made because the combined approach gives a total picture of different dimensions of the company to the widest audience. Although key themes for a company like AGF are addressed, this new exercise is still imperfect. Certain social and environmental data are not precisely consolidated (ex: waste) or are not monitored on an infra-group basis (in general the Economic and Social Unit).

Each quantified datum therefore includes a note on the precise nature of its scope. Moreover, some items do not have structured performance indicators.

GLOSSARY

Economic and social unit (ESU)
With the objective of creating representative employee institutions common to the entities in AGFs main business, the agreement of 21 October 1998 defines the economic and social unit of the AGF Group by reference to Group insurance companies (excluding credit insurance) and support activities carried out by them and others. At 24 October 2002, the Economic and Social Unit included the following: AGF Iart, AGF informatique, AGF la Lilloise, AGF Vie, Arcalis, AGF Afrique, AGF Immobilier, La Rurale and Protexia.
The ESU includes 14 126 individuals or 41% of all AGF employees.


AGF
Accueil

Vision and Strategy of Sustainable Development

The prerequisite to defining such objectives is reliable reporting. In 2002, the initial groundwork of a system for consolidating data on the environment occurred. Analyses by Ernst & Young ought to lead to an improvement in reporting methods. The objective of the process is to widen the reporting system. The process will continue over several years in order to consolidate the maximum amount of data at the AGF level subject to technical constraints.

Therefore, the report as presently configured cannot be considered in compliance with the major guidelines of the Global Reporting Initiative.

This report is organised around the following points:

- The principles underlying the action: corporate governance, ethics and transparency,
- Economic growth and risk management,
- Environmental initiatives,
- The implementation of the social responsibilities of the company.

The sustainable development section of the 2002 annual report by stakeholders

Stakeholders	Economic	Social	Environmental
Customers	Stronger service quality	Products with a particular social value	Respecting the environment in our businesses
Shareholders	AGF and the Bourse: Corporate governance at AGF	Corporate governance at AGF	Innovation in financial products
Employees	Associating employees with AGF results	An ambitious training programme	Respect for the environment in the daily lives of employees
General populace	AGF, a partner company in its local environment	AGF, partner in its social environment	Environmental action and planning
Suppliers	Sustainable development integrated into AGFs relations with suppliers		The environment in Group asset management; Improving internal environmental management

GLOSSARY

Stakeholders A company's stakeholders are all the groups that can be affected by a company's activities. Therefore, they include not only the customers, employees and shareholders, but also the residents and public institutions located where business is done, suppliers and NGOs, etc.

Your opinion matters

If you want more information and updates, you can consult the "sustainable development" pages on our internet site www.agf.fr by clicking on the link "AGF Today".

Because your opinion matters to us, or if you do not find the information you are looking for on our internet site, AGF has opened an e-mail address dedicated to sustainable development: develop@agf.fr so you can share your comments and ask questions about sustainable development at AGF.


LA COMPAGNIE

The principles underlying the action: corporate governance, ethics and transparency

Corporate governance at AGF



Corporate governance began to expand in France after the publication of the report issued under Marc Viénot (1995). It gathered pace as individual shareholders started playing a greater role and with pension funds from the English-speaking world. The objective is to organise companies in a way that protects the interest of shareholders by distributing powers more equitably between directors and corporate officers and increasing the transparency of financial information. Although recommendations contained in Viénot reports I and II and the Bouton report are not mandatory, AGF has been applying most of the rules of corporate governance since its privatisation in 1996. Therefore, AGF complies by and large with the principles instituted by European rating agencies. Based on studies of publicly listed companies in the Eurotop 300, the position of each company is evaluated according to four criteria:

- the rights and obligations of shareholders and the principle of one share, one vote, one dividend, with which AGF complies,
- means for fighting a hostile takeover (irrelevant for AGF, which is a subsidiary of the Allianz Group),
- structures of the board of directors and its operations (see below) ;

Charter of the AGF Director	
Rights and obligations of the director (taken from the Internal Regulations of the Board of Directors)	General responsibilities: directors represent all shareholders (unless elected by employees) and must always act in the interest of AGF. Loyalty: directors must inform the board of any conflict of interest, including potential, with AGF or any group company; they must abstain from voting in related deliberations. Diligence: directors must devote the time and attention required by their responsibilities. They must be dedicated and, excepting true hindrance, attend all meetings of the board and committees to which they may be assigned. Professional secrecy: over and above the simple requirement of discretion provided for in corporate law, directors are bound by professional secrecy in respect of non-public information they may hold in the context of their responsibilities. Share ownership: every director must individually hold 10 shares (minimum requirement of the by-laws) or a higher number based on what he or she believes he should own. Directors with no responsibilities in the AGF Group must hold at least 500 shares. Information: from the moment that his or her responsibilities take effect, directors must have knowledge of legal and regulatory texts relating to the operations of French *sociétés anonymes* and AGF by-laws, a copy of which will have been provided, and any additions or changes that might be made to the above cited texts. The company provides directors with the information they need to fulfil their responsibilities, particularly in respect of issues on the agenda, within appropriate time periods. Generally speaking, directors have the right to receive any information they deem useful. Privileged information: each director must comply with internal AGF procedures to avoid the use or communication of privileged information relative to AGF or its group. Reimbursement of expenses: expenses of directors for travel and other expenses incurred in the company's interest may be reimbursed upon proof of payment.

• information on corporate governance practices, particularly executive compensation (bonuses, stock options...) and the transparency of financial information (already discussed).

The AGF Board of Directors

It is the responsibility of the Board to conduct periodic evaluations of its capacity to meet the expectations of the shareholders for whom it administers the company, by reviewing its composition, organisation and method of operation.

The revised internal regulations stipulate that "(i)n order to optimise its functioning, the board of directors addresses operations once a year on its agenda. The subject is followed by discussion. The methodology of evaluation is established by the board of directors." In keeping with the principles of corporate governance, the Board of Directors includes independent directors, the number of which must be in significant proportion to the total and consistent with the profile of its shareholder structure.

The Bouton Report "for better government of publicly listed companies" of 23 September 2002 stipulates that a director is independent when he or she has no relationship of any kind with the company, its group or management that could compromise the freedom of his or her judgement . Accordingly it sets forth a series of preliminary conditions, namely that an independent director should:

" - Not be or have been for the past five years an employee or corporate officer of the company, or an employee or director of its parent or a consolidated company,

- Not be the corporate officer of a company in which the company has a mandate as director either directly or indirectly or in which an employee designated as such or a corporate officer of the company (presently or during the past five years) holds a directorship,
- Not be a customer, supplier, investment banker or banker financing the company or its group significantly or for whom the company or its group represents a significant portion of business,
- Have no close family ties with a corporate officer,
- Not have been an auditor of the company during the past five years,
- Not have been a director of the company for more than twelve years".

As stipulated in the Bouton report "the requirement of skill and experience, which are the most important qualities of a director, could not be over-emphasised. Directors must fully understand the strategic challenges of a company's markets, which implies that they have true knowledge of its businesses. Being an independent director does not imply a value judgement. Independent directors are no different than other directors, except that they might be more inclined to act in the interest of shareholders. "Independence" only addresses the objectivity of a director who has no potential conflicts of interest with the company.

Pursuant to the Bouton report and recommendations of the COB, the Board of Directors takes a position each year on the independent nature of its directors. Its rulings are based on internal regulations where there might be ambiguity and it reviews changes annually. Internal regulations state than a director is independent when he or she has no relationship of any kind with the company, its group, its management, or a shareholder holding more than *10% of share capital that might compromise his freedom of* judgement, according to the Board of Directors of 14 March 2003. AGF has five independent directors (35.7%). This proportion reflects a desired balance between better corporate governance and AGFs integration into the Allianz Group.

Also, in addition to 2 representatives of employees elected by the employees, the 14 members of the Board include independent

As of 31 December 2001, the following 14 individuals served on the Board of Directors:

Jean-Philippe Thierry, Chairman and Chief Executive Officer

• Three directors representing Allianz, the majority shareholder, who were elected by the General Meeting of Shareholders:
  Dr Henning Schulte-Noëlle *, Vice Chairman
  Dr Diethart Breipohl,
  Mr. Detlev Bremkamp.

• Two directors representing employees, who were elected by employees:
  Mr. Philippe Sablons,
  Mrs. Mac Auliffe,

• A director representing employee shareholders, elected by the General Meeting of Shareholders:
  Mr. Mariano Sorolla.

• A representative of the general agents:
  Mr. Christian Brette.

• Five independent directors within the meaning of the Bouton report, elected by the General Meeting of Shareholders:
  Mr. Yves Cannac,
  Mr. André Lévy-Lang
  Mrs. Béatrice Majnoni d'Intignano,
  Dr Hans-Dieter Kalscheuer,
  Mr. Dominique Ferrero **

• A non-independent director within the meaning of the Bouton report, elected by the General Meeting of Shareholders:
  Antoine Jeancourt-Galignani

* The nomination of Mr. Mickaël Dickman to replace Dr Henning Schulte-Noëlle will be submitted for the approval of the General Meeting of Shareholders

** Mr. Dominique Ferrero was appointed director to replace Mr. Jean Peyrelevade by the Ordinary and Extraordinary General Meeting of Shareholders of 14 May 2002.

Mr. Michel Albert is Honorary Chairman of AGF.

directors, an employee shareholder representative and a representative of general agents. All, with the exception of the directors representing employees, are elected by the General Meeting of Shareholders based on the one share/one vote principle, since AGF has no provisions limiting voting rights, double voting rights, or shares without voting rights. Moreover, compliance with the provisions of laws 2001-420 of 15 May 2001, known as the NRE law, and 2002-1303 of 29 October 2002, known as the Houillon law relative to cumulative mandates, which is requested of all directors, provides significant assurance of full commitment and availability to the company. At the five meetings held in 2002, director participation stood at 97%.

AGF supervisory bodies

In keeping with the principles of corporate governance given in Allianz' *note d'opération* at the time of its friendly tender offer for AGF, several committees have been put into place: the audit committee, the transactions committee, and the compensation committee.

2 Questions for André Levy-Lang, Chairman of the Compensation Committee



1. What is the mission of the compensation committee that you chair?
The compensation committee is an extension of the Board of Directors, which entrusts the committee with the review of compensation issues. As such, it is not a decision-making, but a consultative body. Its mission extends to the gamut of recommendations on the compensation and retirement of corporate officers. It also reviews the recommendations of general management on stock option plans. And lastly, the Chairman may consult the committee on issues relating to executive committee appointments and the compensation of its members.

2. What principles govern its decisions?
The committee's role is to conduct a prior review of internal principles for rewards and the methods of implementing rewards. To do that, the committee needs comparative data on the levels and methods of compensating executives in groups of similar size in insurance as well as other businesses. In addition, this information has to go beyond France and take on a European dimension. Lastly, the particular situation of AGF, as a subsidiary of a major international group, namely Allianz, requires a third level of information that relates to practices in place in other group subsidiaries.

The audit committee

The AGF audit committee is chaired by Mr. Dominique Ferrero (since his 14.05.2002 appointment to the Board), and it includes Mrs. Béatrice Majnoni d'Intignano and Mr. Detlev Bremkamp. In keeping with the Bouton report definition, independent directors comprise two-thirds of the audit committee. The committee met four times in 2002 and the rate of attendance was 91.6%.

The Chairman of the committee reports in detail on the committee's deliberations to the Board of Directors. The audit committee's mission involves the following:

- approving the objectives of the annual internal audit programme,
- evaluating internal audit, its independence and objectivity,
- evaluating the reliability of resources implemented within the company to prepare statutory and consolidated financial statements,
- reviewing the scope of consolidation,
- reviewing significant risks and off-balance sheet commitments.

Each quarter, the committee reviews financial statements prior to their presentation to the Board of Directors. For 2002, AGF presented its half-year accounts on 3 September 2002 and its annual accounts on 5 March 2003 (or nearly one month prior to the legal deadline of three months following fiscal year closing). On this occasion, the audit committee also heard the reports of the statutory auditors (Ernst & Young Audit and KPMG), who presented their conclusions on their annual reviews of financial statements. Therefore, twice a year, the statutory auditors inform the audit committee of the state of AGF provisions on the whole and by business. The committee also addresses various issues that might have an impact on financial statements or the future profitability of the company and can request that reports thereon be made. In 2002, it reviewed the activity of Entenial and the financial situation of AGF in respect of the financial markets. AGF has not called upon the statutory auditors in a consultative capacity. This distinction between audit and consulting assignments is part in the general practices of AGF.
The committee also reviewed the internal audit programme. Although it is not a regular recipient of internal audit reports, the

The principles underlying the action: corporate governance, ethics and transparency

audit committee may ask for reports from other sources, both within and without the company, provided they are bound by professional secrecy, as well as from the director of auditing, who is invited to all committee meetings. Internal audit is an independent and objective activity that gives assurance to an organisation of the extent to which its operations are under control, provides advice on how to improve them, and brings added value to operations. It helps the organisation reach its objectives by evaluating risk management processes, controls and the management of the company using systematic and methodological approaches. It makes recommendations on improving the efficiency of those processes. AGF has had an internal audit service since the 1980s. Since 1994, internal audit has reported to the Chairman and Chief Executive Officer.

The Transactions Committee

The transactions committee is chaired by Mr. Yves Cannac. It also includes Messrs. Diethart Breipohl and Hans-Dieter Kalscheuer. In keeping with the definition of the Bouton report, independent directors amount to two-thirds of the total membership of the transactions committee. The committee meets whenever AGF and a company of the Allianz Group plan a common operation. It verifies that any such operation is fair and equitable and does not compromise the interest of AGFs minority shareholders. In the course of 2002, the transactions committee met six times with an attendance rate of 100%.
The committee hears presentations from the management of the companies concerned and may review fairness opinions by an independent expert, who may also provide testimony. At the conclusion of each meeting, the committee reports to the Board of Directors. Its responsibility to give an opinion is mandatory and must occur before any transactions can be authorised by the AGF Board of Directors. In 2002, it played an active role in Euler's acquisition of Hermès and in DRCM, in the divestments of Allianz/AGF Insurance (Vietnam) Company Ltd and Phenix (Suisse) as well as in AGFs purchase of subordinated debt from Allianz A.G.

3 Questions for Yves Cannac, Chairman of the transactions committee



1. What is the mission of the transactions committee?
Pursuant to internal regulations, the mission of the transactions committee is to assure that any transaction of a certain size between an AGF company and an Allianz Group company is fair to AGFs minority shareholders before the operation occurs. In other words, the committee assures that the Allianz Group does not abuse its position as majority shareholder.

2. What are the principles of your review?
Our verification touches on three points: (a) the conformity of transactions with responsibilities agreed upon between the two groups since the beginning, namely in respect of the geographic responsibilities of each one; (b) respect for AGFs overall strategy; (c) and lastly, of course, that financing is fair to AGF. We conduct this review based on proposed agreements, documents developed by the parties to clarify terms and conditions and rationale, and when necessary, fairness opinions of independent experts as well as the detailed valuations they are based on.

3. Do you have the power to block a transaction ?
The committees role is to give an opinion to the Board of Directors. Its opinion is mandatory and preliminary to any authorisation by the Board. But it is only an opinion and the Board, which has the decision making power, is not bound by it. However, it has never acted contrary to an opinion. I would add that the issue has really never come up, since up until now, plans submitted to the committee, after having been carefully reviewed, have always been viewed as truly in the interest of AGF and therefore, its minority shareholders. We have never had to issue a negative opinion, although we would not hesitate to do so, if we had any doubt. In such a case, the Board would have to follow through based on its responsibilities. And lastly, I should state that whenever an operation coming under the jurisdiction of the transactions committee is of limited importance, the Board of Directors can give an agreement in principle and give the committee the responsibility for verifying terms and conditions, particularly in respect of financing. In such a case, the matter can be finalised without going before the Board another time, provided that the committee is in agreement. So in response to the question, the committee does have the power directly or indirectly to block a transaction that it believes prejudicial to the minority shareholders, although that has never happened up until now. However, it don't think that means that this procedure is not useful, in fact quite the contrary. Its existence can only induce the leaders of the two groups to be particularly vigilant when they conduct a transaction.



The Compensation Committee

The compensation committee is chaired by Mr. André Levy-Lang and includes Mr. Henning Schulte-Noëlle and Mrs. Béatrice Majnoni d'Intignano. Independent directors comprise two-thirds of committee membership. The committee must meet at least once per year. During 2002, it meet twice and the rate of attendance was 83% (the absent member gave proxy).

The compensation committee is part of the policy of heightened transparency in the AGF compensation system. The provisions of the NRE Law have required the implementation of individualised information in terms of grants and exercises of stock options for corporate officers. Therefore, AGF publishes complete and detailed information on the compensation of its executives in the financial pages of the annual report and responds to question throughout the year that it receives.

The committee took a position on the variable compensation paid to members of the executive committee for fiscal year 2001 and the procedures for 2002. The variable compensation of members of the executive committee is made up of an annual bonus based equally on individual qualitative criteria and a quantified EVA (Economic Value Added) objective for the Group. For fiscal year 2001 (the bonus paid in 2002), the formula for determining the bonus was established so that bonus, depending on the level of executives, would amount to 50 to 80% of base pay, provided that objectives were met. Moreover, in 2002 the decision was made to implement a medium-term superbonus that could be paid in 2005. It would equal the bonuses paid annually for fiscal years 2002 through 2004, provided that the average of annual bonuses was no less than 70% of the bonuses due if all objectives were met. In 2002, the committee also took a position on the stock option subscription plan as well as stock appreciation rights implemented by Allianz for the executives of all its group companies. These proposals were approved by the Board of Directors.

Furthermore, AGFs compensation system includes stock option grants and a variable portion of salary, called the bonus, for senior managers. The payment of bonuses, which occurs annually based on results for the prior fiscal year, is based on the individual performance of employees, provided that the overall performance of the company meets AGF objectives. Payment is based on the degree to which objectives are met and approved by the executive committee.

Stock option grant policy applies equally to all optionees, including members of the executive committee. Its purpose is employee retention.





Each year a stock option plan is submitted to the Board of Directors on a fixed date (the September Board meeting) so that changes in stock price do not have an impact on grant date. The number of options granted and the exercise price are based on the market context so that any gain by optionees cannot be the result of a single market slide on grant date.

Eligible employees, in addition to corporate officers and senior managers of the Group, include employees that the company wants to retain, or those whose potential is high because of their performance.

The number of optionees and their names is reviewed each year and changes by about one-quarter every year (20% from 2001 to 2002). The company's objective is to widen the eligible population. So in 2002, 356 individuals received stock options, including 173 non-senior managers, and the total number of options granted was 850 000 or 0.46% of share capital. Except for the Chairman, no member of the Board of Directors receives stock options. 86% of options were granted to non-members of the executive committee.

Daily ethics and dialogue: a concrete step

AGF has been committed to progress in ethics for several years now. It is now strengthening its commitment with added emphasis on anticipation and concrete efficiency by pursuing three objectives:

- promoting an "ethical" mindset among employees,
- integrating ethics on a daily basis into business practices,
- providing for better dialogue with its partners, customers and employees.

Promoting an "ethical" mindset among all AGF employees

Affirming its commitment to universal values

Jean-Philippe Thierry, Chairman of AGF, emphasised the commitment of his Group to universal values by signing the Global Compact proposed by the UN and its Secretary General, Mr. Koffi Annan in July 2002. This step demonstrated the degree to which AGF shares the commitment of the Allianz Group (also a party to the Global Compact) to uphold these fundamental principles.

Although the insurance sector is not the most exposed to these issues, this commitment gives a signal, both internal and external. Present in several developing countries, AGF is affirming its will to integrate these principles into its growth as a responsible company.

GLOSSARY

"Global Compact" At the time of the world economic forum held at Davos in January 1999, the Secretary General of the UN launched an appeal to all companies, asking them to join the UN in bringing balance to globalisation. He proposed the Global Compact, which involved companies in the implementation of a framework of positive social and environmental practices at the international level. Since then, nearly 500 companies of very diverse geographic and sectoral backgrounds have signed the Global Compact

PRINCIPLES OF THE GLOBAL COMPACT

The Secretary General of the United Nations asked the following of the business world:

Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and
Principle 2: make sure that they are not complicit in human rights abuses.
Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labour;
Principle 5: the effective abolition of child labour; and
Principle 6: eliminate discrimination in respect of employment and occupation.
Principle 7: Businesses should support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and
Principle 9: encourage the development and diffusion of environmentally friendly technologies

The commitment of one and all

AGF Values

Ethics is above all the set of values that are shared by all employees. As an insurance and financial services group that is entrepreneurial with strong positions in all of its markets, AGF has based its actions on four major values:

• **Mutual respect:** We support and place value on the diversity of ideas and people. Listening, pursuing transparency, growing in a climate of reciprocal trust, jointly arriving at solutions, these are the essential factors in our success.

• **Fairness:** In all situations, we will endeavour to act with honesty and loyalty, to be objective, to weigh the facts, and to pay for performance.

• **Personal initiative and responsibility:**
We encourage risk taking. A motor of progress, we will anticipate and go beyond expectations. We will trust and take responsibility. We will pursue objectives.

• **Cohesiveness and solidarity:** We will encourage teamwork and networks. We will share knowledge and information. We will rapidly implement projects or agreed upon actions with solidarity.

Code of ethics

In order to make these principles operational, a general code of ethics has been distributed to employees with the objective of having the rules of law applied and providing examples of "good conduct". Attached to the employment contract of every new hire, it includes rules of behaviour promoting the respect of laws and the generalisation of ethical practices.



AGF

CODE DE DÉONTOLOGIE

1 - Principe

2 - Loyauté-concurrence

3 - Délit d'initié

4 - Cadeaux, avantages à des tiers



The principles underlying the action: corporate governance, ethics and transparency

Taking its inspiration directly from the Allianz code of ethics, this code is based on traditional values and fundamental principles relative to the workplace and respect for the individual. All discrimination is prohibited among employees, regardless of origin, gender, morals, family situation, ethnicity or national origin, political and labour opinions, and religious convictions. The code aims to prevent any actions prejudicial to morale and promote ethical behaviour on the part of employees.

In addition, the use of the internet was addressed in specific rules in order to alert employees to possible misuse, protect the confidentiality of information and provide for the respect of individuals, associates and customers. This intranet/internet code of ethics finalised in September 2000 was addressed in a communication sent again to employees in 2002. It reminded employees that the non-respect of these principles could lead to disciplinary actions.

AGF Asset Management participates in the programme of monitoring resolutions of AFG-ASFFI

Mindful of its position as an independent manager and member of the AFG-ASFFI, AGF Asset Management has established the principle of voting in the General Meetings of Shareholders of SBF 120 companies in which it holds shares. In order to do so, AGF Asset Management uses the opinions of Proxinvest and the recommendations of the AFG-ASFFI in developing its position on resolutions presented to General Meetings of Shareholders.

Integrating this daily requirement into business practices

Acknowledging specific risks related to certain professional situations

Specific results adapted to the situation of certain employees can be necessary given information they hold and requirements that are specific to their businesses.

Corporate insiders

For permanent or occasional corporate insiders, AGF abides by the best practices of corporate governance in this area of ethics. Since 2001, AGF has gone beyond legislation in effect and applied the most recent recommendations of the COB by strengthening internal procedures in respect of trades of AGF stock by corporate officers, members of the executive and general management committees, as well as other senior managers and stock optionees. Therefore, there is a black-out period of 30 calendar days prior to the public release of annual and half-year consolidated financial statements. During this period, the individuals mentioned above cannot personally trade shares of AGF or those of publicly listed subsidiaries in which AGF has a majority interest (Euler Hermes, Entenial). There is also a requirement of quarterly filing with the Director of General Audit of any transactions in these shares.

Professional practices



At AGF, the Department of Procurement and asset management companies have specific codes of ethics that respond to the requirements of their businesses. For asset management businesses for example, AGF has strict operating guidelines. All employees of AGF Asset Management, AGF Private Equity and AGF Alternative Asset Management have been provided with codes of ethics that are specific to their activities. These guidelines were strengthened in 2002. The employees of AGF Private Equity have been trained in the new code of ethics applicable to capital investment activities. Employees of AGF Alternative Asset Management have undertaken a process of reflection to arrive at rules of good conduct in alternative management. Simultaneously, the AGF ethics activity has promoted the active presence of ethics representatives in professional bodies. The ethics representative in the asset management business unit participates in "Ethics" Commissions of the AFG-ASFFI and the AFIC or *Association Française des Investisseurs en Capital* (French Association of Capital Inestors).

A network of ethics representatives oversees compliance with all of these principles

In 2002, a structured network of ethical representatives was implemented around a Group ethics representative. Therefore, each of AGFs lines of businesses has an ethics representative, including Euler Hermès, Entenial and the international subsidiaries. Their mission is to update ethical standards related to their activity, monitor compliance with procedures that assure conformity of practices with principles, and provide information to their teams.

The Group ethics representative not only provides leadership to the network, he monitors the application of the code of ethics,

supervises the personal trades of senior managers and employees in AGF stock and the implementation of regulations on money laundering and the financing of terrorism. Each "new entrant" is sensitised to the requirements of ethics. And each employee has direct access to an ethics representative if he wishes to discuss critical situations in respect of ethical principles at AGF.

A will to communicate

Sustainable development is now integrated into AGFs relationships with its suppliers



The Department of Procurement has integrated the theme of sustainable development into its purchasing policy with the 2002 introduction of a section in all its invitations to bid that allows potential suppliers to discuss their commitment to sustainable development in terms of labour management and environmental protection. The responses of bidders are then taken into consideration in final awards. Likewise, in order to formalise this commitment at the level of each purchase, the Department has included a clause entitled "Ethics and Sustainable Development" into the general terms and conditions of each new contract signed by AGF. This clause cites the commitments and obligations of AGF suppliers to respect labour and environmental legislation.

At the end of 2002, more than 200 providers had signed this clause.

In addition, specific steps are being developed for certain categories of products to promote respect for the environment, particularly in terms of the recycling of waste from certain products now used by AGF.

Information and dialogue with stakeholders

Increasingly transparent information to customers, shareholders and employees

AGF works to provide high transparency on its life, businesses and services for customers, intermediaries and shareholders.

Externally, the www.agf.fr site keeps getting richer in information and services. It provides access to increasingly tighter networks of sites dedicated by major subject area. But internet is only one information channel. It co-exists with a number of initiatives that enable the company to reach out to its customers, partners and shareholders. AGFs high level transparency in terms of financial information has given rise to an active policy of meeting with both its institutional and individual shareholders throughout the year (see "AGF and the Bourse" for more information). Just as soon as it is released, financial information becomes available on the www.agf.fr site, the quality of which in terms of service to shareholders has been recognised by the magazine *Vie Financière*.

Internally, the Human Resources Department has renovated its intranet site, which is dedicated to all the policies and procedures in human resource management and promotes close-at-hand information (new employee integration, training, performance evaluation, mobility, and administrative management).

A continuing dialogue with the stakeholders of AGF

In 2002, initiatives to improve dialogue with customers continued. Since the creation of the customer mediation unit under the General Secretary, AGFs intent to keep strengthening customer dialogue has led to a pooling of the best practices through exchanges at the level of the customer relations liaison committee for different AGF units, and active dialogue with the FFSA (French Federation of Insurance Companies) mediator or the user office of the CCA.

Generally speaking, AGF uses exchanges with its outside environment as a vehicle for reflection. By taking an active part in activities and studies conducted by the FFSA or joining in original initiatives like that of the Corporate Institute, which hosts economic professors from the national education system to familiarise them with corporate life and its diversity, AGF continues to communicate on its practices. ■

A certain viewpoint of the insurance business

Managing customer risks

In addition to active risk management (discussed in the chapter on risk management), prevention, innovation and the quality of customer service have turned sustainable development into a strategic vehicle of growth for AGF.

Introduction: the major steps in a non-life insurance policy

Involvement in main phases of policy

	Pre-policy		During policy	
	Expression of needs	Evaluation of risk	Conclusion and renewal of policy	Life of policy
Customer	X	X	X	X
Intermediary	X	X	X	X
(Agent of Broker)	X	X	X	
Underwriting		X	Informs	X
Prevention			underwriting	
Claims payment			Informs	X
			underwriting	

Major policy phases in a company

• Underwriting

A customer's insurance needs are expressed and articulated through an intermediary (broker or agent). The coverage proposal, from both underwriting and rate perspectives, is the responsibility of the underwriting unit. The unit's role is to measure the nature of risk through technical, statistical and economic analysis in order to make an offer that corresponds to customer requests while preserving economic balance and policy profitability. This effort is based on methodologies adapted to the type of risk (casualty or civil liability).

In non-life, underwriting principles are subject to a common foundation, notably in respect of the policy (coverages, exclusions, etc.), level of minimum deductibles, natural disaster limits, followed by differentiation by sector, particularly for rates. Based on risk complexity, communication between the customer, the intermediary and the underwriter are needed to refine guarantees and their limits. In casualty, prevention teams work on site in order to evaluate company exposures.

• Prevention

Prevention teams can also be involved in pre-underwriting phases, during the life of the policy and at renewal. There can be audits and special technical assistance, sometimes with the support of experts. And lastly, employee training (managers or technical staff) may be provided. The scope of involvement covers property damages, operating loss, the environment, equipment breakdown and civil responsibility.

The three stages of a typical audit by the Technical Prevention Department (AGF Corporate Customers)

Stage 1: "pre-audit" : as soon as the appointment has been set up, an agenda for the day is sent with a list of documents to prepare in order to facilitate the completion of the audit.

Stage 2: "on site", three parts:
• The initial meeting: questions and answer session to describe site activity, means of production, organisation in terms of production, maintenance and prevention. The session makes it possible to review means of protection against fire (compartmentalisation, extinguishers, fire hydrants, automatic detection and/ or prevention devises, etc.).
• Factory visit: general site inspection, particularly of risk areas such as technical locations, production and warehousing areas, and the building environment.
• Summary meeting: this meeting provides the opportunity to meet the site director and provide an initial analysis of the adequacy of physical and human resources in place and existing risks. The main recommendation that will appear in the audit report are presented. Their relevance is discussed and management specifies the follow-up it intends to provide.

Stage 3: "Return to office", two steps:
• The drafting of a report that includes a summary, recommendations to correct anomalies and reduce risk, and a major descriptive portion detailed and evaluated by subject. The summary emphasises strong points and areas for improvement and evaluates the general level of prevention.
• Partnership with the customer to follow-up on action on recommendations in the months that follow the audit.

• Claims settlement

Claims settlement is central to casualty insurance. It cannot be compared to an after-sales service, because claims payment executes the insurance policy, i.e., puts the insured party back in his prior state before the occurrence of the insured event. In addition, since a claim is a situation of crisis for the policyholder, steps must be taken to enable a return to normal life. As soon as a claim is filed, an adjuster is designated. His mission is to identify the cause, approve measures of response or reparation, verify damages, and retain documentation in the event of any subsequent actions. AGF inspectors also evaluate the full extent of the event, adopting the solutions that are most appropriate to the economy of the case. They also have to take a position on the extent of coverages in order to start the claims payment process as soon as possible. In the case of very large claims, the claims handler can request an appraisal by prevention specialists. Generally, the claims handler has to apply the policy according to its legal and contractual provisions and be sensitive to the need for controlling costs. In this way, he opts for negotiated settlement, the only means for reconciling the reciprocal interests of policyholders and AGF. Through his expertise, in terms of technical and legal data, the claims handler is in a position to help underwriting understand the needs of policyholders and contributed to the development of new policies.

AGF, a natural player in prevention

Under its development strategy, AGFs objectives is to go beyond an active prevention policy in commercial risks and services to individuals.

• Preventing manufacturing risk

Insurance alone is not sufficient in manufacturing risk. The objective is to control risks in a win-win relationship between the company and its insurer. Risk control means reducing the frequency of events through an active policy of prevention and gravity reduction through the implementation of the appropriate means of active and/or passive protection. First used in fire risk, this strategy was extended to environmental risk, product quality, construction, and building sites.

The Technical Prevention Division includes a team of 45 individuals, including 36 technical specialists in different fields. Their role is to support underwriting and claims settlement through on-site audits, technical assistance and risk management training.

Being part of ALLIANZ RISK CONSULTANTS' (ARC) international network, teams can share experiences and offer AGF customers the benefit of having the audits of their foreign sites carried out by local technical experts with perfect knowledge of the standards and regulations that apply in their country.



In 2002, there were more than 1 600 audits in France, and 421 by the ARC network for French customers. In addition to site studies, reports provide AGF customers with relevant solutions for improving risks. These same customers can benefit from the expertise of AGF employees in capital investment plans and team training. Teaching documents such as SPOT sheets have been developed.

AGF Courtage sponsors the October days of prevention

On 15 and 16 October 2002, the 5th edition of this event was held, drawing 80 manufacturing customers and brokers as well as fifteen AGF employees (Division of Technical Prevention).

The first day was devoted to general information on prevention. A fire chief from the *Institut National d'Etudes de la Sécurité Civile* (National Institute of Public Safety Studies) shared information on the organisation of emergency services in France, the protection of people, property and the environment. This face-to-face between major companies and public safety services is illustrative of the desire of insurers to bring the two players in prevention together (insurers and fire services have had a formalised partnership for one year). Then a representative of the Ministry of Public Facilities, Transportation and Housing *(Ministère de l'Equipement des Transports et du Logement)* discussed the consequences of the CE "Communauté Européenne" (European Community) labelling of construction products. And lastly, Saint Gobain Glass presented the different families of window glass used in the proctection of people and property combining esthetic needs and services adapted to transparent fire protection. The second day was devoted entirely to the R1 rule for the installation of Sprinkleurs type automatic water extinguisher (rule developed by Apsad, designation delivered by the National Centre for Prevention and Protection *(Centre National de Prévention et de Protection)*, insurance certification organistion).


AGF

All areas can be studied: responsibilities, property damages, auto and the environment.

At the conclusion of each assigment, a prevention plan for customers lays out requirements and/or recommendations for reducing risks. In addition, assignments have been carried out following a major catastrophe to help the customer rebuild the damaged property or process while improving operating security.

And lastly, to better understand serious catastrophe as an occurrence over time, AGF Courtage recently created a study centre of commercial and professional catastrophe. The centre uses a data base that include all major catastrophes. This tool makes it possible to extract statistics on expenses, frequencies, causes, localities, and sectors of activity affected. It also makes it possible to conduct in-depth studies on the most salient factors in claims experience.

• Preventing risk in health and automobile

In terms of highway safety, The commercial department of AGF Assurances has an active policy of training in the safety behaviour of drivers in its group and fleet policies. With the support of the programme, 106 companies implemented a highway risk prevention plan: the Develter safe driving standard led to 202 training assignments to sensitise nearly 9 000 drivers. From 1999 through 2002, average claims for these auto fleets dropped between 25 and 53% (the longevity of the implementation of the plan explains the differences). The programme has been saving human lives for three years now.
It has also made it possible to avoid nearly 2 million euros in damages annually. Similarly, the Mondial Assistance policy for corporate auto fleets offers regular vehicle maintence, which makes it possible to maintain vehicles more effectively than when employees assume responsibly themselves, and reduce claims.

So that AGF employees can benefit from the recommendations made to customer companies, in 2002 the corporate casualty department trained 120 employees, including all Specialised Commercial Inspectors. The training was extended to all employees of AGF Assurances so that every AGF employee would recognise that auto safety is everyone's business and possible for all drivers. Likewise, Entenial conducted a programme to improve highway safety. With the support of the highway safety delegation of the CRAMIF, awareness campaigns and provide information were directed to its personnel.

Under the new group health policy, products and services that are not reimbursed under the national health plan are covered if they are preventive in nature. For example, a policyholder wanting to quit smoking receives a flat amount over 2 years covering 60% of actual costs. More generally in the health area, the SCS or *Santé Conseil Service* (health advisory service) builds long-term relationships between policyholders and preventive practitioners. Dentists in the network provide information on oral hygiene.

Mondial Assistance: offering personalised follow-up at a managed cost through telemedicine



For several years, the health sector has been reaping the full benefit of new technogical innovations. Now, from a simple PC connected to a telephone network, real-time audio and visual contact can be established with any patient, making it possible to transmit sophisticated information for interpretation by a qualified specialist. So new perspectives are opening up to make it possible to offer personalised service to a special target group and cut a numer of ancillary costs. Such is the case in Italy where Mondial Assistance Italie recently began collaborating with a telecardiology company to offer insurance company policyholders, remote cardiological surveillance after a cardio-vascular accident, thereby avoiding recurring hospitalisation costs, medical transport, etc.

The SCS covers an annual check-up for children as well as preventive treatment against tooth decay.

The creation of a pharmacists' network will make it possible to offer attractive prices on preventive intervention that is not reimbursed by the national health plan (flu shots, travel kits or anti-smoking products).

Improving customer relations

AGF is constantly working to improve the service rendered to its customers. To do so, there are two imperatives: innovation in our service offer and constant improvement in the quality of service.

Product innovation

To respond to the new expectations of its customers. AGF constantly innovates in the direction of improvement in services offered and coverages of risks that are more adapted to needs.

In terms of insurance products

The inclusion of crisis management in insurance against financial losses subsequent to product contamination is a recent innovation in non-life insurance. This AGF Courtage policy is original in that it offers a communication component along with traditional coverages. Destined for small and mid-sized business that are certified for their quality and positive practices in health and safety, the policy includes specific prevention and crisis management training as well as the immediate assistance of a communication specialist in the event of damages.

With the launch of the "Santégrale" and "Latitude" health coverage lines, AGFs offer is now consistent with the principle of solidarity policies. Provided that services of SCS have been accessed, some items are covered at their real cost. The new supplementary group health policies of AGF Collectives (Omnea and Osmose Intégral) follow the principle of

SCS or *Santé Conseil Service* (health advisory service) offers health policyholders innovative services.



For six years, SCS has truly differentiated AGF from others in the sector. Its telephone service centre of specialists offers two major categories of services:
- analysis of estimates, which helps policyholders become informed consumers in areas that are not fully covered by basic plans (dentistry, optical),
- access to care networks: these health professional partnership offer health products and quality services at negotiated prices.

Analysis of estimates

These specialists can analyse policyholder estimates based on medical prescription and provide a rationale for negotiation. The policyholder, if he wishes, can turn directly to a member of the partner network and benefit from third party payment and adjusted prices. Nearly 2 million beneficiaries have access to the services of this telephone centre. 96% of users have said they are either "satisfied" or "very satisfied" with services. Since 1999, there have been 120 000 calls and 22 000 estimates analysed, or as many as 500 calls, 150 estimates analysed and 100 third party payors analysed per day. Estimate analysis leads to savings of between 5 and 20% for Group customers.

Networks of partner practitioners

1 000 opticians, 2 700 surgeons - dentists and orthodontists, 15 clinics for near-sightedness surgery.
Use of the services of these practicioners makes it possible to generate savings on medical services and build a long-term relationship. For example, a network of partner centres in refractive eye surgery was launched at the end of 2002. Coverage of a portion of the operation, pre and post-operative examinations will enable the moderately or slightly nearsighted to dispense with glasses and be a major gain for the customer, AGF and the national health plan.
SCS meets the criteria of sustainable development by bringing high social and economic value to the various stakeholders. For the general public, the optimisation of health expenses in both monetary and qualitative terms. For health professionals, an access to customers through indirect advertising, since advertising as such is not allowed under the law.
At the end of 2002, AGF and the mutual associations MMA et MAAF Assurances made the decision to merge their service and advisory services in the area of health under a single structure. The new group called Santéclair, which emerged from the merger of SCS and Haussmann Conseil Santé, a subsidiary of MAAF Assurances, will have a portential customer base of 5 million individuals.

Recognised innovations

Latitude Santé recognised: on 4 June 2002 at the Senate, AGF Santé was awarded the Tribulis prize for product innovation, awarded by the marketing agency Tribulis, which is specialised in insurance, in partnership with L'Argus and the magazine *Marketing Direct*. This prize recognises the Latitude Santé line in terms of modularity, level of reimbursements, underwriting conditions, and particularly the loyalty premium offered to customers at the end of the third and then the sixth year, which takes the form of an increase in reimbursement of dental prostheses. The services of the AGF Santé Conseil centre were also recognised. "Latitude Santé is the proof that it is possible to innovate in complementary health insurance through teamwork between Product Development and Marketing", said Philippe Lefrançois, the marketing director of AGF Santé.

Soluxis recognised: in its 32 number, *Les Dossiers de l'Epargne* awarded four "slippers", the best possible rating, to Soluxis Iona at AGF Collectives. The review emphasised the quality of documentation, the exemplary age limits, the free coverage in the event of accidental death for sixty days starting with the application and the richness of options. This comparative also mentioned the excellent rate positioning of Soluxis.

"the coverage meets the risk". Reimbursements vary based on pathology (ex: nature of optical correction) rather than a predetermined rate, and hospitalisation assistance services are enriched.

In terms of financial products

In asset management, AGF Asset Management launched the SICAV AGF Valeurs Durables investment fund. SICAV invests in euro zone countries when sustainable development criteria are met. Its investment philosophy consists of selecting the best securities from all economic sectors by merging financial and non-financial criteria. AGF Valeurs Durables has long-term performance objectives on euro zone equities.
If the investment universe comprises all securities in the major national indexes of eleven of the euro zone countries (about 600 securities) without any exclusion, after the merging of financial criteria (basic analysis of securities) and non-financial criteria (results of studies by VIGEO), that universe is reduced to 300 securities. The final portfolio is made up of about 60 to 70 securities. AGF Asset Management has weighted environmental and social factors more heavily.

Eligible for equity-based savings plans, AGF Valeurs Durables is distributed by AGFs networks and offered under the Stiméo corporate savings plan. Moreover, a corporate investment fund in the SICAV (AGF Épargne Valeurs) makes it possible to offer this fund within the corporate savings plans of AGF employees. At 31.12.2002, its assets under management were close to 23 million euros. Through its specific loan activity, Entenial makes a considerable contribution to the renovation of the housing stock. It is one of the rare lending institutions to offer individuals specific loans for financing the renovation of historic monuments at classified sites (Malraux Law). In terms of the existing urban stock, Entenial offers financing options adapted to the rehabilitation of public areas in cooperative buildings.



Products with a particular social value

AGFs commitment to sustainable development has led to the launch of products and services with high social value added.

In terms of insurance products

AGF has developed expertise in aggravated risks, which has enabled it to offer solutions to individuals suffering from several pathologies with problems finding insurance. According to the FFSA, 1% of the population is uninsurable because of health problems and 4 to 5% face premium add-ons and coverage exclusions. So each year, some 10 to 20 000 people are refused credit and home ownership.

In line with the Belorgey agreement (signed 19 September 2001), AGF offers death and disability insurance for loans that are adapted to the age and individual situation of each borrower (level 2 policies). In order to offer the best medical-technical conditions of acceptance, the AGF Medical Department has tried to revise the aggravated risk rates practiced henceforth on the market by updating mortality studies and integrating changes in medical knowledge. Active partnerships with associations of the ill make it possible to delve further into studies of needs (type of coverages) and to share the results of scientific analyses in order to define the optimum level of price and risk.

An original initiative based on the transparency of methods and dialogue with stakeholders, these partnerships are intended to extend over the long-term. Using its expertise and cumulative

experience, AGF is studying the possibility of extending this offer to individuals with other serious illnesses (cardio-vascular pathologies, epilepsy, cancer).



In terms of complementary services to insurance policies

The disability offer also provides access to psychological assistance services such as POSACTION. Offered by an outside service provider, the service enables policyholder employees to benefit from specialist advice in total confidentiality (psychologists, experienced social workers, corporate consultants, etc.) and the availability of constructive listening. It is offered to individuals who have ceased working for at least three days for reasons of personal difficulty (stress, grief, depression, isolation, heavy consumption of medicine or toxic substances, etc.) work problems (changes, harassment, etc.) marital or family problems (divorce, separation, conflict, etc.). AGF Assistance Prévoyance also offers a toll-free number to the disabled so they can get answers on administrative assistance, service providers, household modifications, etc. In the event of the death of a beneficiary, there is a telephone service available for addressing a number of administrative needs and organising constructive responses (transport and repatriation, funerals, succession, etc.)

An orginal partnership with associations of the ill

	Association François Aupetit (AFA)	French Association of Diabetics	FNAIR and SD'AIR (national kidney failure assistance organisations)
Signature date	March 2001	June 2002	October 2002
Pathology affected	*Chronic inflammation of the intestines (Crohn syndrome and RCH)*	*Diabetes*	*Chronic kidney failure (transplants and dialysis)*
Population in France	120 000	2 000 000	50 000

Preserving the independence of the aged with the tele-assistance of Mondial Assistance

In most industrialised countries, life expectancy is increasing from year to year and life styles are changing dramatically with the fragmentation of the family and dispersal of generations who no longer live under the same roof. Therefore, the aged are finding themselves increasingly living alone. For this reason Mondial Assistance created "tele-assistance", a service that the aged can call upon at any time in the event of difficulty (fall, illness, anxiety or simply a need to be reassured). By simply pressing an alarm button on a bracelet or pendant, the centre is immediately and automatically contacted and able to respond with the assistance needed given the situation.

Since late 2002, AGF and Proxtexia have been offering a new policy specifically for legal guardians and trustees. This policy is the product of a cooperative effort between the insurance broker BDJ S.A., AGF, and Protexia France. In a single policy it includes civil liability and legal protection with the option of also covering guardians and trustees as well as adults and minors under their protection. Therefore, it is an innovative solution to risks that guardians and trustees encouter in the exercise of their responsibilities, be they professional of voluntary.

Mondial Assistance offers assistance in returning to work. Available to individuals through their insurance or bank policies and to companies, this assistance enables a person who has gone through a period of unemployment to benefit from the assistance of a team of psychologists and employment specialists. It includes a skills inventory, development of a job plan, resume design, letters of introduction and preparation for job interviews. For more than 80% of individuals, the length of unemployment has been cut in half compared with the national average. The service has also been extended to young people between 18 and 25 years of age. They can benefit from an inventory, a professional plan analysis and job search training, all of which includes personalised monitoring.


ASSISTANCE

Banque AGF: 85% of customers satisfied



Since the beginning, Banque AGF has made customer satisfaction a determining criterion in its strategy.

For the second consecutive year, Banque AGF has conducted a customer satisfaction survey through IPSOS*. This study has confirmed the positive results that were obtained in 2001: 85% of customers are satisfied with the services of Banque AGF and 81% would recommend them. 83% of customers using more than one bank recognise Banque AGFs skills and say that its services are better or as good as their other bank.

Banque AGFs offer particularly satisfies customers who view it as their principal bank. For this population, results exceed the overall rating: 97% satisfied overall and 93% with the intention to recommend. 95% recognise the skills of the bank. These studies are followed by improvement actions in order to increase customer satisfaction on a lasting basis.

** Telephone survey conducted between 17 and 29 June 2002 by IPSOS using a sample of 1 000 representative customers of Banque AGF.*

Stronger service quality

Increasing customer satisfaction

The ongoing effort to improve customer services at AGF Vie continued throughout 2002 with activities that affected all stages of customer relations: from the implementation of "Accueil Client Vie", a telephone referral service to the revision of written communications *(Chartes "Ecrivons AGF Vie")*, and the revision of principles of intervention in the Department of Customer Relations. In 2002, measures of customer satisfaction improved. In AGF Vie salaried networks, a barometre of customer satisfaction was implemented. Service Quality is one of 3 themes in AGF Vie's plan Horizon Vie 2002-2006. In AGF Assurances, the Quality Control and Marketing Departments conducted a survey of satisfaction with customers of certified general agencies. Topics covered all activities in an agency (customer intake, sales relations, claims, etc.).
Out of 39 825 questionnaires, there was a return rate of 19.5%. Based on the analysis in progress, an individual report will be sent to each general agent so each one will know the level of satisfaction of his customers and be able to activate improvement and remain attentive to changes in customer needs.

Continually pursuing quality certification

Certification is part of AGFs overall effort to improve the quality of service to customers. AGF was the first French insurance company to obtain ISO 9002 certification for its Life Administration Department in 1996. The momentum has increased since then and been diffused to all AGF entities, making AGF one of the pioneers in ISO 9001/2000 certification in insurance. Likewise, certifications in Mondial Assistance cover more than 65% of employees.

In 2002, AGF Assurances strengthened its quality policy through certification efforts. 53 new general agencies were certified. The certifications of the Claims Division and the Regional Office at Lyon were confirmed. The Regional Office at Rennes began a quality initiative seeking ISO 9001/2002 certification for all its activities (sales, network and technical management). AGF Assurances also decided to extend quality intiatives in all its regional offices: Marseille and Strasbourg will enter the process during the first half of 2003, and Paris-Nord and Bordeaux will follow suit in early 2004.

This decision, which is clearly strategic in nature, is the logical extention of the beneficial effects of initial efforts. It quickly became apparent that quality brought with it a distinct improvement in customer relations (confirmed by satisfaction surveys), greater efficiency in agent-company contacts, higher team motivation and a rationalisation of the use of tools. ■

AGF ASSURFINANCE is the first organisation of certified asset managers



Made up of 2 647 exclusive AGF employee advisors, the AGF Assurfinance network specialises in advice in asset management to individuals. With 500 certified employees at the end of 2002, AGF Assurfinance is the first French organisation of advisors certified by the Association of Certified Investment Management Advisors *(Association des Conseils en Gestion de Patrimoine Certifiés, ACGPC)*. The exam certifies the level of knowledge of investment management advisors in 5 areas: law and taxation, financial markets and security management, property investment, insurance, retirement and management of social benefits, diagnosis of overall wealth (case study). Today AGF Assurfinance is seeing the professionalism of its teams recognised and is aiming for 800 certifications by the end of 2005.

Environmental action and planning



Because of its commitment to sustainable development, AGF is increasingly attentive to the impact of its activities on the environment.

AGF has already introduced the environment into its financial and insurance service activities; its intent is to offer better solutions in the area.

Although financial service activities do not have a direct and significant impact on the environment, AGF wants to evaluate its practices in the area. With the objective of assuming its responsibilities vis-a-vis society in France and other countries where it has a presence, the adoption of principles for the environment gives meaning to this heightened awareness. These principles were entered into in a commitment signed by the Chairman in late 2002.

Environmental principles

AGF believes that the environment is one of its priorities. Its environmental principles are based on the principles set forth by Allianz in September 1996:

1. We want to contribute to the preservation of our environment and natural ecosystems.
2. We promote innovative projects leading to ecological improvements.
3. We positively influence the impact that our business activities have on the environment by
   - carefully selecting our suppliers according to their ecological commitment
   - planning, building and operating our buildings with minimum resources and efficient energy sources
   - procuring resources, advertising media and services according to ecological criteria.
   - avoiding, minimizing and utilizing waste
4. We are committed to environmental protection as an ongoing improvement process, containing the following essential elements
   - developing and nurturing the environmental awareness of all employees
   - naming those responsible for the processes as well as their tasks
   - preparing annual corporate environmental audits to be able to measure the implementation of the environmental goals and measures that have been formulated. The assessment of the environmental goals and measures is based on ecological and economic criteria.
   - taking into account legal requirements at an early stage.
5. We are also aiming to influence our customers' long-term environmental impact by
   - actively contributing to loss prevention
   - promoting the introduction of safe technologies
   - publishing the results of our loss research and taking these into account when analyzing and assessing insurance risks and claims settlement
   - advising our customers on how to avoid environmental risks.
6. We pursue environmental protection in our asset management business by
   - ecologically planning, constructing and administering our real estate
   - actively informing our tenants about environmentally sound behavior
   - analyzing environmental impact of investments.
7. We involve independent intermediaries, as important links to our customers, in our environmental policy. The most important component here is to inform and advise intermediaries in order to strengthen ecological thinking and action in the sales force.
8. We promote dialog both in-house and with the outside world. Thus we encourage
   - *the exchange of know-how within the Group and with third parties.*
   - openness for the ecological demands and needs which our customers and business partners place on us.
   - the communication of our environmental activities to our target groups, i.e. employees, intermediaries, customers, shareholders and suppliers.

Respecting the environment in our businesses

Products with added environmental value

In 2002, AGF continued to develop its environmental offers, while focusing on the needs of its customers in that area.

The implementation of insurance products with environmental objectives

Although insurance against environmental risk is not mandatory in France, it is becoming increasingly indispensable for many companies. These products not only help finance damages or operating losses linked to pollution at their operating site or outside events, they also cover responsibilities in the event of pollution that they cause. In addition, ever tighter regulations only increase the need for the right products and services. For example, our subsidiary La Rurale, which specialises in insurance against damage to crops from hailstorms, offers coverage that is adapted to farmers.

AGF participates in studies carried out by AGF / Allianz task forces that facilitate better protection of the environment and public health by offering new insurance solutions.

But AGFs involvement is not limited to insurance coverages and claims. As noted above, the evaluation and prevention of risks are an integral part of AGFs service offer. In 2002, Group prevention specialists conducted 95 audits for Corporate Customers and 26 assignments for the small and mid-sized business customers of AGF



Assurances. Each site visit led to an environmental report that included action recommendations.

In Germany, Hermes, the subsidiary of Euler Hermes, manages export credits receiving public support on behalf of the government. Since the April 2001 publication of principles approved by the federal government, Hermes has integrated sustainable development criteria in respect of the environment, social development and good government into the process of granting export credits.

This review procedure, which is consistent with the recommendation of the OECD, affects projects amounting to more than 15 million euros in seven sectors: mining, product transformation, petrochemistry, hydroelectrical equipment, energy production and transport, building and construction, and agriculture. (based on their impact, these projects are categorised into three areas).

2 Questions to Christoph Mocklinghoff, Environmental Director at Marsh*



1. How do you view sustainable development at Marsh?
At Marsh, we approach sustainable development by way of the environment with new products that cover all phases of risk, including the environment. A way to purge the risks of the past so we can fully invest in the future. We have just signed a policy that will make possible the sale of a once polluted site. This insurance policy covers risks before, during and after depollution. There is also a social component added to the environmental factor, since the personnel will be retained by the new owner of the site, whereas they would have lost their jobs in the event of site closing.

2. How do you see the future of sustainable development?
Concern for sustainable development is increasing. The recent decree of 20 February 2002 on new economic regulations required publicly quoted companies to provide detail in their annual reports on their exposure to environmental and social risk. That will cause companies to invest in sustainable development. At the level of insurance product demand, the market is growing and we must have a true strategy for building products that respond to that growth.

* Marsh Inc: a major player in risk management consulting and insurance brokerage.

3 Questions to Jean-Marc Jancovici, advisor on problems related to energy and the greenhouse effect



1. Is it possible today to say that there is global warming, and if so, what is the cause?
There is no doubt about it, and the retreat of glaciers is the proof. It is in large part caused by the increase in the concentration of gases with a greenhouse effect in the atmosphere. Carbon gas, among other gases, is 30% more prevalent that it has ever been in the four hundred thousand years prior to 1850, the beginning of the industrial age. These gas emissions result from our behaviour as consumers so no one can say they are not a part of the cause. All activities that contribute to our life style are upsetting climatic conditions on earth.

2. What are the consequences of global warming?
Overall, we can foresee an intensification of the water cycle (probably more flooding in some locations) and a rise in the sea level. We can also imagine tropical diseases migrating to the north, major pressure on many ecosystems, and even brutal destabilisation with devastating effects.

3. Were the major weather disturbances of the summer of 2002 related to planetary warming?
The only thing that can be said is that they are consistent with the consequences of the climatic changes that we have put into action. But was this event the beginning of the statistical series or simply change. There's no way to say with certainty today. After all, Paris was flooded in 1910 and it wasn't because of the greenhouse effect!

@ www.manicore.com

AGFs active oversight: a factor of innovation and reactivity

In order to provide efficient scientific and technical oversight, AGF intends to stay ahead of decision-making processes by its involvement in a number of professional associations:

- AFNOR where AGF chairs the General Land Commission (at present devoted mainly to polluted sites and land) and is one of the qualified personalities on the Committee for Strategic Environmental Direction.
- Companies for the Environment, where AGF is a member of the Board of Directors and promotes the participation of its experts in different working groups (weather changes, risk analysis, etc.)
- National Centre for Research on Polluted Sites and Lands, where AGF chairs the Scientific Committee.
- And finally, AGF is sought by the Ministry of Ecology and Sustainable Development and professional bodies (MEDEF for example) in legislative discussions on bills such as the European Directive on Environmental Responsibility or the draft legislation in France on the protection of technological and natural risks and reparation of damages.

The financing of renewable energy projects

Entenial, an AGF banking subsidiary, has developed expertise in financing for investors who want to act in a socially responsible manner: it offers special financial plans that are specially designed for renewable energy projects. Entenial is involved in aeolian park projects with power exceeding 3 MW in the euro zone. Its activities include project management and implementation as soon as the project has been developed by providing its expertise in economic structuring and financial engineering. Entenial has financed the installation of aeolian farms with annual production of nearly 30 GWh. It has also financed a geothermal power centre in Guadeloupe that produces 120 GWh as well as hydroelectric dams and an energy installation operating with wood biomass.

The environment and Group asset management

The management of AGFs property portfolio takes the environment into consideration

In 2002, AGF Immobilier continued its environmentally oriented action in two major areas: through strict compliance with regulatory requirements in terms of the environment and by implementing improvement actions to take the environment into account.

Constant attention to early responses to environmental regulation:

- Pursuit of asbestos removal in anticipation of tighter legislation. In this area, we prefer to always remove asbestos even if legislation does not require it.

- Systematic inventories of lead-based paint in buildings built before 1948. The inventory in process will make it possible to evaluate needed actions in respect of legal obligations in both public and private areas.

Environmental action and planning



- Legionellosis: in the Mirabeau and Cristal Towers, treatments go beyond annual regulatory requirements and occur each year with the agreement of occupants, to whom the cost is rebilled. Treatment that is consistent with legislation is carried out for other buildings concerned by this type of surveillance,

- The elimination of transformers and low voltage circuit breaker panels containing PCB (polycholorinated biphenyl) continued throughout 2002 in order to avoid health risks to renters. The objective is to solve the problem prior to 2010, which is the deadline for their elimination.

- Employee training in environmental risk under our prevention and safety director and with the assistance of Véritas.

Areas of improvement addressed in 2002 will continue to be pursued in 2003:

- Negotiation of a framework contract with EDF begun in 2002 that should lead to savings in electricity consumption of about 10%,

- Negotiation of a framework contract in order to audit the quality of water in buildings using lead pipes; this audit will occur in 2003,

- In the area of waste recycling, about 60% of buildings are now affected, and the programme will be extended as local authorities implement recycling plans.

LAROSE TRINTAUDON – LAROSE PERGANSON
sustainable development in the world of wine production

Larose Trintaudon and Larose Perganson, two vineyards acquired by AGF in 1986, have been frontrunners in the implementation of a quality management system in respect of the environment, the security of operators and work organisation. This commitment aims to extend the enterprise over time, preserve the soil and prevent pollution.

Since the 1999 implementation of this policy, there have been some significant results:

- in the preservation of natural resources, the pumping of groundwater dropped 20% between 1999 and 2002 (-500 m3) by modifying the system for cooling vats during fermentation from running water to cold water cooling in a closed circuit.

- wine production effluents have all been retreated since the harvest of 2001,

- in the use of pesticides, the policy of respecting auxiliary fauna in treatment programmes has led to total abandonment of acaricides, which means a reduction of between 10 and 20 kg of harmful matter per year.

With the intent of integrating this action into a continuous improvement initiative, future actions will be based on:

- the improvement of waste management (elimination – recycling),

- the implementation of modified wine production in order to reduce the use of insecticides that are very harmful for the environment,

- control of accidental pollution and fire risk

- conservation of natural resources (water and electric energy).

File No. 82-4517

Respect for the environment in the daily lives of our employees



The services and protection of people and property offered by AGF by their very nature have a less direct impact on the environment than other sectors of activity. However, that does not free AGF from the obligation of being attentive to its policy in this area. Traditionally, internal environmental management has been directed to health and safety.

In order to prevent risks and respect legislation in effect, AGF takes precautions in the materials and techniques used for major projects. A safety memo was distributed to each employee with complete information, instructions and emergency responses. And there have been a number of training initiatives in safety.

In 2002, AGF instigated a thought process in respect of its impact on the environment and laid the foundation for a system of internal environmental management.

Key figures on internal environmental management

In 2002, AGF adopted an environmental reporting system. The monitoring of consumption of fluids and energy is based on readings by service providers.

Having begun the progressive implementation of environmental monitoring, the reporting tool was tested at major sites managed by the Administrative Services Division.

Type of expense (reference unit)	Volume 2001	Volume 2002	Change 2002/2001	Ratios 2001 (unit by employee)	Ratios 2002 (unit by employee)
Paper					
Scope: 100% of ESU	14 513 44 % of group employees	14 126 41 % of group employees			
Office (nbr of A4 sheets) standard	102 450 000	102 592 500	+ 0,1%	7 059	7 263
Office (nbr of A4 sheets) recycled	-	800 000	-	-	57
Editing (nbr of A4 sheets)	100 921 664	84 577 792	- 16,2%	6 954	5 897
Printing (kg)	2 500 000	1 300 000	- 48,0%	172	92
Envelopes (nbr)	52 000 000	56 900 000	+ 9,4%	3 583	4 028
Office supplies					
Scope: 100% of ESU	14 513	14 126			
Fax and printer cartridges (nbr u)	23 823	25 352	+ 6,4%		
Photocopier ink cartridges (nbr u)	2 500	2 270	- 9,2%	1,8	2,0
Energy - Fluids					
*Scope: 80% of ESU	11 465 35 % of group employees	11 160 33 % of group employees			
Electricity (KWh)	52 603 163	57 165 921	+ 8,0%	4 588,2	5 122,4
Domestic fuel (Hl)	2 423	1 363	- 77,8%	0,2	0,1
Natural gas (KWh)	7 805 401	10 279 463	+ 24,1%	680,8	921,1
Geothermics (m³)	4 499	5 878	+ 23,5%	0,4	0,5
Steam (T)	5 026	5 203	+ 3,4%	0,4	0,5
Urban heating networks (KWh)	4 801 180	4 680 655	- 2,6%	418,8	419,4
Urban cold water networks (KWh)	6 036 332	4 010 212	- 50,5%	526,5	359,3
Water (m³)	179 754	180 770	+ 0,6%	15,7	16,2
Transport					
Scope: 100% of ESU	14 513	14 126			
Air (P-km)	20 954 595	13 722 245	- 34,5%	1 443,8	971,4
Rail (P-km)	9 658 000	9 773 549	+ 1,2%	665,5	191,9
Automobile (long rental) (P-km)	81 000 000	81 149 320	-	30 000,0	26 942,0
Automobile (short rental) (P-km)	683 000	503 691	- 26,3%	444,4	444,6

*The scope applies to "large sites" in France (40 out of 240 sites)

NB1 : Since the system for monitoring office supply purchases was transferred in 2001, the paper consumption that was announced in the 2001 annual report was only a portion of the ESUs consumption of office paper. Volume for 2001 was therefore corrected.

NB 2 : The long-term car rental fleet rose from 2 700 to 3 012 vehicles 2002. Total kilometers in 2001 were based on an imprecise estimate and those in 2002 did not take professional travel into consideration. Therefore the calculation of change from 2002 to 2002 is not appropriate. For short-term rentals, AGF had 1 133 rentals compared with 1 537 in 2001

Battery recycling

Since 1 January 2001, discarding used batteries in the trash has been forbidden. They are to be recuperated by the distributors. According to the magazine Que Choisir (n°393), 95% of the 720 million batteries used in France each year end up in the trash can. Because one button battery pollutes 400 m3 of water and a cylindrical battery pollutes 10 m3 of ground, AGF decided to install "Récupile" (a collection site for used batteries) at its corporate headquarters. In light of its success, similar sites will be put into place at all major sites in France.

Therefore, data on water and energy consumption cover a population of 11 160 employees, or 79% of the ESU (33% of AGF employees around the world). The system will be progressively extended to all major AGF sites. Data on paper, office supplies and systems equipment cover all of the ESU, or 14 126 employees (41% of AGF employees around the world).

At present, AGF does not monitor its waste. This problem, which is more complex to manage, will be studied in 2003.

Improving internal environmental management

Projects

Before the start of project sites, the Administrative Services Department bans the use of construction materials that are harmful to the environment (ex: rock wool) and favours techniques that avoid toxic emissions, notably in the use of paints (CFC, glycerine paints). Technical solutions that will make it possible to increase the use of "high quality environmental" materials are being studied.

Information on renovation projects is always provided to the CHSCT or *Comité Hygiène et Sécurité et des conditions de travail* (Committee on Health and Safety of Working Conditions).
The Administrative Services Division has 26 individuals on site and 4 centralised specialists, whose work is complemented by a corporate doctor. While going on, all projects include a prevention plan. At the end of projects, Administrative Services verifies that the regulatory dimensions have been complied with (fire, etc.). Moreover, front line personnel has safety training.

Selective waste recycling

Today, nearly 90% of the administrative population of the ESU recycles batteries, laser cartridges and other neon fixtures. Several AGF sites do selective sorting of their waste. Paper comprises the largest amount of office waste. Employees participate by using a double trashcan system. Entenial and AGF La Lilloise use associations of handicapped workers to recuperate used paper and printer cartridges. Over the long-term, selective sorting of waste will enable AGF to cut costs by recycling. AGF is planning a vast selective sorting programme that will cover all consumables, paper and plastic.

Paper

The insurance and financial services sector is a big consumer of paper. Every AGF employee used an average of more than 7 200 pieces of A4 paper in 2002. That amounts to more than 35 kg of paper by person.
Therefore, control of paper consumption is a true business and environmental challenge for AGF.

The paper value chain

The report by AGF employees in ESSEC training studies the paper value chain for different AGF activities.


Procurement
Design
Supply
Stock
Use/distribution
Conservation
Destruction/recycling

The study clearly demonstrates the potential of savings in expenditures for paper and waste recycling.
Without going so far as to advocate a no paper environment, areas of improvement include greater use of recycled paper, recto-verso printing on a single sheet for internal documents, the development of electronic data management, and the elimination of paper in management documents and sales orders (either by eliminating paper or delaying the printing to farther down the value chain).



A study of the AGF printing centre was undertaken in order to reduce the amount of printed materials. The conclusions and recommendations of the study have been implemented since April 2002. This has made it possible to reduce the quantity of printed matter by more than 16% in 2002 from 2001.

There are other initiatives in progress, including the use of intranet to distribute sales network documentation to AGF personnel, elimination of paper in the order and invoicing process and in the management of vacations, etc. The average consumption of envelopes at AGF is 4 028 per year by employee.

Electronic management of documents: examples to follow

• AGF Assurances' Grebmayer agency

Since 1997, "zero paper" has been a reality for this AGF agency. All external documents that are received by the agency are scanned, filed by customer and stored on computer. Electronic management of documents has enabled the agency to reduce telephone bills by 16%, since all information on a policyholder is immediately available (guaranteed rapidity and efficiency). But paper has not been completely eliminated, since paper storage is still a legal requirement.

• Entenial's Litigation and Collection Department

The implementation of electronic management of documents has made a major contribution to paper savings (10 tonnes) and document storage (300 m2 freed up).

100% recycled paper is available in the procurement catalogue. The use of this paper is left to the discretion of employees for their internal purposes.

Employee involvement

In June 2002, AGF launched an internal communication initiative on environmental protection. The Athena Tower at La Défense was selected as a pilot site for internal environmental management. The purpose of the initiative was to inform and sensitise occupants to their contribution to environmental protection in the work place. With illustrations encouraging employees to cut back on paper consumption, turn out lights and sort waste, this campaign also presented the actions launched by the Administrative Services Division to reduce the impact of activities in the Athena Tower on the environment as much as possible.

There has not been time to know whether this initial activity had the effect that was hoped for on reducing consumption. But it was well received by employees, which led AGF to extend this type of initiative to other sites in 2003.

Climatic changes

By their very nature, insurance and financial services do not emit the same level of toxic gasses that manufacturing activities emit. However, AGF is still a major consumer of energy. In France, since most electricity supplied by EDF is nuclear in origin, AGFs CO2 emissions (79% of the ESU) related to energy amount to less than 20% of the emissions of the AGF ESU. Transportation used by AGF employees is therefore the main source of toxic emissions.

CO2 emissions

Type of expense (reference unit)	Volume 2001	Volume 2002	Conversion key	CO2 emissions (T)
Energy **			(1)	
Electricity (in KWh)	52,603,163	57,165,921	40 g/KWh	2,286.6
Domestic fuel (in Hl)	2,423	1,363	310 g/KWh	0.4
Natural gas (in KWh)	7,805,401	10,279,463	260 g/KWh	2,672.7
Geothermics (in m³)	4,499	5,878	0	0.0
Steam (en T)	5,026	5,203	190 g/KWh	1.0
Urban heating networks (in KWh)	4,801,180	4,680,655	303 g/KWh	1,418.2
Urban cool water networks (in KWh)	6,036,332	4,010,212	15,6 g/KWh	62.6
Transport *				
Air (in P-km)	20,954,595	13,722,245	(2) 180 g/km	2,470.0
Rail (in P-km)	9,658,000	9,773,549	(2) 34 g/km	332.3
Automobile (in P-km)	81,683,000	81,653,011	(3) 166 g/km	13,554.4
				22,798.2

* : Data covering 100% of AGFs ESU
** : Data covering 80% of AGFs ESU, or nearly 33% of total employees. This scope of application represents large sites in France.
Origin of data: (1) : provided by suppliers,
(2) : based on UNEP guidelines, (3) : data from ACEA or *Association des Constructeurs Européens d'Automobiles* (Association of European Automobile Manufacturers).

Over and above the flexibility and savings offered by the train, CO2 emissions are five time less than those of air transportation (*26.4 kg de CO2 emitted by the high speed train, compared with* 139.7 kg of CO2 by a plane travelling from Paris to Marseille). This is why AGF strongly encourages its employees to take the train when travelling between Paris and Marseille, Bordeaux, Nantes, Lyon, Lille and Bruxelles.
In the Paris area, the limited number of available parking spaces (for every 10 positions) induces employees to make greater use of public transportation. ■



AGF's commitment to the community

Maximising the potential of AGF's workforce*

Mutual commitment in 2002

AGF launches its HR Strategy

Following the merger of the companies in the AGF, Allianz France and Athena groups, the legal status of all employees was harmonised. Now AGF has launched a new human resources strategy, with priority on developing the capabilities of the men and women who make up the Group.

The goal of AGF's HR Strategy is to guide every employee through the human resources development process. Recruitment, integration, training, mobility, career management, performance evaluation and compensation all receive the attention they require.

The programme was first presented to the Group's HR managers *and to its labour unions. To encourage employees to buy in to the* new strategy with enthusiasm, launch meetings were organised with AGF's 1,300 managers.

A strong tradition of internal dialogue

AGF has a strong culture of internal dialogue and has historically paid great attention to the human impact of change. AGF strongly believes that the individuals who represent employees vis-à-vis management have a vital role to play, both economically and in *improving the quality of life of the Group's employees.* Employee representatives are regularly consulted concerning major Group projects and concerted action plays a fundamental role.

Three questions for Jean-Jacques Cette, General Secretary of the Joint Employee-Management Committee (CEC)



1. How do you view the tradition of employee-management dialogue within the AGF Group?

In the 1960s, there was a wave of mergers of nationalised insurance companies, including AGF. By the end of the decade, events such as the May 1968 protests had brought about a new relationship between labour and management. For many years, turnover was very low, among employees and executives alike, creating a very strong feeling of belonging. All of these factors contributed to creating an employee-management dialogue at AGF. When privatisation changed the established order, the employee-management dialogue experienced its first upheavals. Staffing changed suddenly and frequently, accelerating the changes in the relationship. The most recent mergers initially strained the employee-management dialogue and tested all of its participants, but surprisingly, the new employment contracts and the launch of the new Group ultimately recreated the feeling of belonging at AGF. In the end, despite some turbulence, communication has carried the day.

2. What are the CEC's priorities in terms of services for Group employees?

Historically, the Central Committee, the forerunner of the Joint Employee-Management Committee, endeavoured to implement a benefits policy allowing all employees, regardless of their geographic location or the size of their company's payroll, to access the same services, such as foodservice, health and disability insurance, schooling assistance programmes, child development services, etc. The Inter Company Council (CIE) has been the tool for accomplishing this, and the strategy has been perpetuated from one management team to another.

In 2002, the CIE's subsidy totalled around 21.5 million euros. Of this amount, foodservice represented 44%, assistance 17%, leisure & holidays 16.5%, complementary health insurance 6.5% and holiday residences 4.5%.

We now have to adapt to new requirements. For example, the Group has decided to continue offering AGF complementary health insurance to all employees in 2003. As a result, the CIE has voted a sizeable increase in the subsidy allocated to this programme.

Concerning leisure & holidays, anyone can participate on an individual basis, but we have also been careful to ensure that employees with larger families have sufficient access to these services by giving them financial priority. We also continue to promote Group identity through our holiday residences. For that matter, the success of our four existing holiday villages and the difficulties we have experienced in accommodating all requests prompted the CIE to acquire a fifth village in the Alpes de Haute Provence département. It is scheduled to open in the summer of 2004.

3. What are the most important aspects of the recent changes in disability coverage offered to AGF employees?

This high-quality contract has been very successful and is now open to all Group employees (i.e. including PFA, Allianz, etc.). As a result, we have been able to renegotiate premiums very favourably with the insurer (from 0.63% to 0.44%). Moreover, we used the renegotiation as an opportunity to review benefits and offer numerous additional options, while making sure, of course, that the contract remained sound from an underwriting point of view. These changes made it possible for employees to obtain personal coverage at a particularly attractive price for the quality of service offered. It is a perfect example of the type of employee benefits strategy championed by the Joint Employee-Management Committee.

As part of this effort, the Joint Employee-Management Committee met 15 times in 2002.

It was in this context that an agreement was reached in October 2002 to amend the 16 October 2000 working hour reduction accords. After many hours of negotiation, and despite disagreement along the way, the new text was signed by the CFDT, the CFTC, the CGT and the CGC labour unions. Specifically, the agreement introduces a new formula for achieving the desired reduction in working hours, based on a system of alternating four- and five-day weeks. On the practical level, adding a new formula for adjusting total working time eases the burden from an organisational viewpoint while responding to the Group's service needs.

Separately, AGF decided to seek feedback from a much broader cross-section of employees by launching its first employee survey. Of the 9,521 administrative employees selected by the outside agency, 3,826 responded to the questionnaire, received and submitted by e-mail. This response rate (40.2%) was very high for a first-time project of this type. The purpose of the survey was to understand and measure how employees perceive their company, its management, their work environment and the Group's HR Strategy. Beginning next year, comparative analysis of the results will give us an objective way of tracking changes in employee views.

*Human resources strategy information pertains to the ESU scope.

Integration within the AGF Group

In search of talent and diversity, AGF recruits selectively

Despite difficult economic conditions, AGF had an active employment policy throughout 2002. New hires under unlimited-term employment contracts totalled 1,398, including both administrative and commercial personnel. Fixed-term contract hires totalled 407, and more than 1,208 young people filled positions in training positions and sandwich courses. AGF is a strong believer in hiring people with varied backgrounds. AGF hired junior staff, who represent potential for the future, as well as more experienced people, either experts or skilled in a very specific area.

Similarly, to improve the quality of its recruitment efforts AGF participated in various forums held throughout the year and organised by France's most prestigious schools. In this way, students invited to meet AGF representatives were able to glean information on the Group's many lines of business.

The eight forums in which AGF participated generated a very high volume of CVs, which the Group is studying attentively. The forums have so far led to relatively few actual hires but succeeded in their objective of maintaining a lasting dialogue with these schools.

In 2002, AGF hired 15 graduates from the top engineering and management schools into its specially-designed management training programme under unlimited-term employment contracts. Via a series of three four-month assignments, in various divisions, either in France or abroad, the participants develop their skills, flesh out their professional goals and build their personal

Three questions for Stéphane, AGF management trainee



1. How did you decide to join the AGF management training programme?
I am 25 years old and a graduate of ESTP. I also have a Master's degree from HEC. *During HEC's careers forum, I met an AGF career manager* who explained how the management training programme works. I was very attracted by the chance to learn about several areas of the company in the space of a year. AGF then contacted me to participate in recruitment. At the end of the process, AGF made me an offer, and I accepted.

2. How have you built your professional career so far?
My first assignment was at AGF Immobilier in its capacity as prime contractor on the rue Lafayette construction site. This was a good transition between my schoolwork at ESTP and the insurance industry. I then went to AGF Vie to implement a CRM tool. I was an interface between the internal service providers and the field sales staff, which *gave me the opportunity to build up a valuable personal network.* My third assignment was in yet another major Group division, AGF Assurances, where I participated in the reorganisation of the sales *management function. At the end of this assignment,* I stayed on at AGF Assurances and am now a project manager reporting to the director of business development. We are working together to define a Group strategy for the network of general agents.

3. What do you think of the programme?
Thanks to these three assignments, in three different sites, I created an initial network of professional relationships, internally and externally. Interchange with other trainees was also very rewarding. They provided a forum for talking about our experiences and giving each other tips. From the beginning to the end of the programme, we learned how to adapt, how to be bold and how to be pro-active.

networks. The objective of this first year is to offer an overall view of AGF and foster the young employee's personal and professional growth. Assignments can be operational (actuarial, organisational audit, implementation of sales tools, etc.), strategic (reorganisation assignments) or forward-looking (technology watch, benchmarking). At the end of the year, trainees choose their first permanent assignment in conjunction with the human resources department, depending on their aspirations.

"Welcome to AGF" – Fostering smooth integration



To make it easier for them to get started in their new positions and to ensure they understand AGF and its strategy, employees hired under unlimited-term contracts are asked to attend an initiation seminar called "Welcome to AGF". In 2002, 491 individuals attended one of the nine seminars held.

Based on the questionnaires the participants fill out at the end of the seminars, the programme was revised in 2002. Now more enjoyable and pragmatic, the seminar takes place over two days. The first day is devoted especially to presenting AGF as a whole: its structure, the communications department, HR Strategy, daily operations, etc. The second day is devoted to presentation of the Group's lines of business and the professions existing within them.

This programme is supplemented locally so that the new employee learns the skills each department requires and the tools it uses. At AGF Assurfinance, each new salesperson follows an 18-month orientation programme that includes a presentation of needed sales skills, courses in the AGF Assurfinance training centre, and training in new business development and in the range of services offered. The programme ends with an evaluation of the participants' results, the knowledge and skills they have acquired and their behaviour. They then become fully-fledged AGF Assurfinance professionals.

What do the trainees think of the programme? "Thanks to the quality and clarity of the presentations, we understand AGF's businesses and its positioning. Through this invaluable opportunity for professional development, we created a network of relationships throughout France."
Céline, AGF Assurances

Giving employees a stake in AGF's results

An agreement was signed in June 2000 regarding the *"intéressement"* bonus plan and is applicable to all "ESU" companies in the Group for a duration of three years. It provides for bonuses tied to the increase in premium revenue, in productivity, and in consolidated net profit. In 2002, bonuses totalling 9.3 million euros were paid. In addition, payments under the basic employee profit-sharing plan totalled 2.2 million euros.

In June 2002, AGF offered employees the opportunity to become shareholders at preferential terms via the company savings plan (PEE). The shares were offered at 41.28 euros, representing a 20% discount compared to the price over the reference period ended 14 June 2002. The programme encompassed 13 countries and was open to all employees of the French and non-French AGF companies that belong to the AGF savings plan. AGF intends to renew the programme in the years to come.

Year-round attention to developing AGF's human resources

An ambitious training programme

Offering every employee the chance to improve his or her skills

In 2002, AGF once again showed its commitment to developing human capital. During the year, AGF invested more than 22.3 million euros in training, or more than 4.2% of the payroll. More than 750,000 hours were devoted to training.

The sales networks need to invest very heavily in training in order to bring the expertise of their sales staff up to the level required in today's increasingly competitive market. In the AGF Assurfinance network, each employee spends an average of 18 days p.a. in training courses. Each year, AGF's strategic priorities constitute the base upon which training is structured nationwide. AGF's training programmes are an application not only of its HR Strategy but also of the business development projects in each division.



Over the last three years, a considerable number of employees in the AGF Assurfinance network have decided to augment their skills to the level required to become a certified financial planner.

Management is a crucial training area at AGF

AGF places great emphasis on the development of management skills. To this end, 23 executives from throughout the Allianz Group participated in the AMI (Allianz Management Institute) international seminar, held in Paris from 8-12 April 2002. Instructors included professors from some of France's most prestigious schools and *speakers from a variety of industries. The objective was to prompt* these executives, who do not practice marketing in their day-to-day activities, to think about the operational and strategic requirements of marketing and familiarise themselves with marketing techniques. More generally, every year this Allianz programme brings together executives from around the world to discuss broad themes such as knowledge management, financial services, organisational problems, etc. Each executive must participate in the programme at least once every two years. In 2002, more than 100 AGF executives participated in one of these programmes.

In a similar vein, AGF extended its training programme in partnership with the ESSEC management school. This programme is aimed at current and future AGF managers, be they in administrative or sales positions. In 2002, 26 candidates were selected on the basis of their motivation and projected career path. Developed by ESSEC, the instruction was designed specifically for AGF and is divided into nine modules on three days spread out over the year.

Lastly, the training programme reflects the individual career development preferences expressed by employees during their annual performance reviews. The range of training courses offered is vast, and includes a wide variety of subjects in insurance skills, information technologies and management.

AGF has several research centres available to employees. These self-service training centres are each equipped with eight to ten *workstations and self-training* software. This year, a new training centre called *"Espace Developpement"*, administered jointly by Group HR and AGF Courtage, was also opened. It can accommodate up to 70 people at any one time. Employees can improve their performance through *instructor-supervised training* in desktop software, languages and multimedia topics. Using its modern, high-quality equipment, employees can self-train here too.



A local management training initiative at AGF Informatique

In 2002, AGF Informatique's human resources department launched an ambitious management training programme. The programme is articulated around several training modules plus coaching sessions, an arrangement that lends itself to personalised training based on each manager's actual experiences at AGF Informatique. The objectives of the training are threefold:

- provide tangible assistance to managers,
- expose them to AGF's Group-wide management culture,
- develop transverse skills.

In the course of these sessions, professional and informal exchanges between colleagues in different departments facilitate communication and improve cooperation in transverse projects.

In 2003, AGF will put more emphasis on this type of training, and a transverse project will be implemented. Intended for AGF's 1,500 operational managers, the programme aims to develop the AGF management culture.

Lectures by outside speakers are held in the evening, after the training courses. At the same time, the participants are divided into work groups and examine one of AGF's strategic or operational challenges.

Each participant presents a thesis to a jury composed of the members of the AGF-ESSEC steering committee, the AGF human resources professionals in charge of the participant's career management and the academic staff. In so doing, the programme trains AGF managers while solving actual problems in the AGF Group.

Career development at AGF

Mobility policy

AGF wants to facilitate its employees' professional mobility. Mobility is a factor in career advancement, and it benefits both the employee and AGF. All employees are encouraged to apply for a new position as soon as they have acquired a significant level of experience in their current position. They can learn of opportunities through the HR department's intranet. Each month, around 8,000 AGF employees visit the site. Nevertheless, a new position is not systematically offered to every applicant. The employee's preference must correspond to an opportunity within the enterprise.


AGF

In 2002, 500 employees, both administrative staff and salespeople, took new positions within the Group. A range of high-quality tools and programmes have been deployed to facilitate job mobility. AGF has created a special unit to advise and accompany employees in their professional development and their career paths within the group.

Sylvie, manager of AGF Santé's Lyons policy administration department, talks about her experience



Sylvie joined AGF in 1977 as a policy administrator. Today she is a manager at AGF Santé, the health insurance division, and based in Lyons, where she is in charge of a policy administration department with a staff of over 20.

"En 1977, with my baccalauréat as my only degree, I joined AGF as a policy administrator. Six months later, I was offered the job of personnel administrator. I thought it was a little premature, but I accepted! Two years later, I transferred to pay scale administration. After a few years off, during which time I gave priority to my two children, I returned to head an information retrieval project for creating documents to be used by the policy administrators, called Application Support Facility (ASF). In 1992, I was promoted to systems analyst. Six years later, I expressed the desire for a more operational role, which AGF then offered me: organisational manager at AGF Santé. One day, a regional director rang to say that the position of manager of AGF Santé's Lyons policy administration department might soon become vacant. He asked me if I was interested. A lot was at stake. Not only would it be a career change, but it would cause a family upheaval as well, because we would have to leave the Paris area, where we had always lived. My husband agreed. As a free-lance photographer, he could work from anywhere. My children were more reticent. But in the space of a month, we had decided to move to Lyons. Now we're delighted to have left the Paris suburbs! AGF really offers wonderful opportunities to learn and advance without ever leaving the company." (extract from *Argus de l'Assurance* n° 6798, 30 August 2002, page 35).

Called *"Espace CAP"*, this unit has a dual mission: facilitate mobility through concrete measures and accompany the employee in the change process.

To help employees achieve their career development goals *Espace CAP* offers them the opportunity to undergo a formal evaluation of all their professional skills. This initiative, focused on the individual, is underpinned by two essential values: respect and appreciation for the individual. Similarly, AGF's size and its membership of the Allianz Group provides many opportunities for mobility, both transverse and vertical and both geographic and functional. The "International Job Market" a worldwide electronic marketplace, offers opportunities throughout the world. Fifty-seven AGF employees are currently on foreign assignments in South America, Africa and Asia. Another 19 have been assigned to French overseas departments and territories and major European capitals. Expatriate employees have specific profiles and skills that are often difficult to find locally. But the employee's family must buy into the decision if the foreign assignment is to succeed. For this reason, extensive family support services are systematically offered.

Sound career management

Annual performance reviews

Viewed both as an important time for listening and exchanging ideas and as an essential managerial responsibility, the annual performance review is an opportunity for every employee to explore his or her potential for progress and development. Every AGF employee receives a guidebook describing the annual performance review, and on-line training has been set up on the HR intranet. Previously, the evaluation form to be filled out was different for management and non-management personnel. They were reviewed from top to bottom in 2002 and combined into a single report. Also in 2002, the process was streamlined. There is now more consistency between performance and compensation, between required skills and training and between career path preferences and opportunities offered.

In addition, career committees meet every year to identify employee skills and potential, anticipate future changes and plan new assignments and their timing. During the meeting, each employee's individual situation is examined, as are his or her career path, annual performance review and the detailed opinion of the employee's manager, who is also present at the meeting. Career committees also sketch out succession plans and career paths and identify training needs.

Online HR management is a big time-saver

A new administrative system has been implemented to enable HR staff to devote themselves to their true profession.
Implementation of the 35-hour workweek was an opportunity to

Three questions for Pierre-Eric Lys, senior manager



At 36, Pierre-Eric Lys is one of AGF's youngest senior managers. He also stands out by his area of expertise: rockets, satellites and launchers.

1. For starters, could you summarise your career path so far?
I am a graduate of the *École Nationale Supérieure des Télécommunications*, where I specialised in sales engineering. I began my career in 1990 at Matra Espace, in a technical and sales function. I was responsible for negotiating purchases and sales for the manufacture of satellites, rockets and launchers. At the end of 1997, I left Matra for AGF, where I joined the space risks underwriting team. I became the team leader in 1998 when my manager left. I had to train myself – on the job and quickly – in insurance, in team leadership and in the management of a small operational entity. There were four of us at the time; we now number six.

2. Your line of business seems particularly complex compared with traditional insurance lines. Is this true in practice?
Yes and no. Space insurance is unquestionably a very specific domain. The risks we insure, the methods for evaluating them, the people we deal with, even our working language (English) are different from those of our other French colleagues. This said, the work itself is no more complex. The fact that we work with satellites and rockets always impresses people. But the complexity is more related to the technicity of the items we insure than the actuarial calculation, because there is no real statistical basis in space risks. We insure prototypes. There are at most two to three launches that can be used as points of reference. As a result, everything depends on knowledge of the equipment and a case-by-case evaluation of the technical risk. We currently insure around 200 satellites, and we know each of them by heart.

3. What are you career aspirations?
Right now, I am in a very specific industry, both in terms of the items insured and the type of coverage employed, and I love what I do. Also, as our division is autonomous, I have learned a great deal, and the experience has been enriching from a managerial point of view. But I haven't really asked myself where my career will go from here, and I don't know all of AGF's businesses nor the opportunities within the Group well enough yet. This is why the ESSEC or HEC training courses or the events such as the executives club are very important to me. They offer the chance to gain insight into the Group's strategic challenges by meeting people with a variety of backgrounds and skills, rather than by poring over documents.

overhaul holiday administration and more generally to give AGF employees in France the ability to manage their personal data themselves. Specifically, "HR Dialogue", accessible via intranet, allows employees directly to manage all administrative tasks not requiring a meeting with an HR representative.

HR Dialogue has been very well received by employees. Consequently, holiday management and individual file updating modules have been added. Employees can also use HR Dialogue to submit requests to personnel administration. Further enhancements are planned: staffing projections, training schedules, evaluation aids, internal mobility management, etc.

The men and women of AGF

Statistics for countries with more than 500 Group employees

	Parameter	France	Belgium	Netherlands	Spain	Brazil	Colombia
General information							
	Nbr of employees	20,687	1,535	1,170	2,248	1,504	1,459
	Average age	42,0	41.9	38.9	41.8	32,7	34.4
	New hires (unlimited-term)I	1,767	16	122	149	307	149
	New hires (fixed-term and trainees)	441	3	31	0	69	0
	Departures	2,548	172	266	168	365	404
	Managers	1,925	80	38	77	34	79
	Non-managers	18,762	1,455	1,132	2,171	1,470	1,380
Breakdown by activity							
	Property, casualty & liability insurance	5,429	623	752	2,024	81	359
	Life	4,281	455	252	189	216	76
	Health	549	90	0	16	87	285
	Banking	1,773	146	0	0	11	0
	Financial and support activities	729	0	12	0	265	242
	Asset management	794	0	6	19	12	22
	Corporate	8	0	0	0	36	0
	Other	7,124	221	148	0	796	475
Workforce statistics							
	Average length of service of current employees	16.0	16.0	10.1	15.0	5.0	7.4
	Average number of sick days	3.3%	2.7%	6.3%	2.7%	0.2%	1.5%
	Women	52.0%	47.3%	42.2%	42.9%	46.6%	62.3%
	Women Senior Managers	31.9%	22.5%	2.6%	2.6%	5.9%	27.8%
Training							
	Number of participants	11,236	929	N/A	2,629	2,107	5,729
	Number of days in training	103,920	1,995	N/A	5,302	8,025	11,356

Total number of employees in Group companies as of 31 December 2002 (not the same as that of consolidated AGF Group companies).



AGF is a partner in society's well-being



In addition to indemnification and prevention, AGF also contributes to the well-being of the community. All stakeholders in its initiatives work together with AGF through partnerships that operate far upstream of the services offered to policyholders and strengthen the fabric of local communities.

Because of the nature of its business, AGF has oriented its support activities around healthcare. AGF is committed to healthcare not only in France but abroad as well. AGF's international subsidiaries adapt the Group's principles to the characteristics of the countries in which they are present.

Summary table

in euros

Type of Initiative (France)	Amount
Research	
Research prize	76,000
Institut Pasteur	7,500
Neuromuscular diseases	7,500
Charitable support	
ADPS	305,000
Rameaux d'Olivier	30,000
Rire Médecin	40,000
AGF Campus	15,500
Marseilles PLIE	1,600
Sponsorship and patronage	
Opéra Comique	182,000
French music festivals	15,000
Sports sponsorship	
Sailing, golf, basketball	2,000,000
Total	**2,680,100**



Individual involvement in AGF's healthcare initiatives

AGF's commitment to good corporate citizenship is organised around its expertise in healthcare. In each region AGF Santé encourages its employees and policyholders to play an active role in the joint management of the mandatory health insurance schemes by enabling them to sit on the board of directors, on social welfare committees and on other governing bodies.

The Group's commitment takes other forms, too, such as support for AGF Foundation research, or more creative initiatives such as its partnerships with ADPS and Le Rire Médecin.

Contributing to progress in medicine

The AGF Foundation

Every year since its creation in 1984, the AGF Foundation has awarded a **Research Prize** of 76,000 euros to a researcher and his or her team whose work may lead to significant clinical, preventive or curative applications. In this way, AGF expresses its desire to support fundamental research in France. Applications are examined by a scientific committee headed by Dr Guy Vincendon. The committee includes clinicians and researchers who represent the French medical and biomedical community.

The Research Prize winner is ratified by the *Académie des Sciences*. In 2002, the winner was chosen from among 15 candidates.

GLOSSARY

Institut de France Founded in 1795, the Institut de France encompasses five Academies: the *Académie Française*, the *Académie des Inscriptions et Belles-Lettres*, the *Académie des Sciences*, the *Académie des Beaux-Arts* and the *Académie des Sciences Morales et Politiques*. A veritable parliament of wise men and women, its mission is to perfect the arts and the sciences and to manage the donations, bequests, and foundations for which it is responsible. The Institut de France is the oldest and most prestigious patron of the arts and sciences in France.


FONDATION AGF
INSTITUT DE FRANCE

To supplement its support of healthcare, the Foundation created the *Rameaux d'Olivier* ("Olive branches") awards in 1995, intended to recognise and encourage local initiatives taken by associations and specialised organisations to help patients in extended or long-term care facilities. Candidates are sponsored by

The 2002 winner



In 2002, the Research prize was awarded to Jean-Marc Egly, Doctor of Science and Director of Research at INSERM, unit 184, at the Institute for Genetics and Cellular and Molecular Biology in Strasbourg. Dr Egly discovered that several proteic factors play a fundamental role in regulating gene expression and in particular the TFIIH factor. His work has made it possible to establish a relationship between genetic lesions in his patients and their clinical consequences. Knowledge of these mechanisms is also useful in the development of antiviral medication. More generally, Dr Egly's work explains certain steps of the transmission of the genetic information that orchestrates the various phases of an individual's life and how those steps are regulated.



sales personnel and AGF general agents. Applications are examined by a tripartite jury composed of AGF sales network managers, communication professionals and medical and association representatives. Prizes are awarded every two years. The theme of the 2003 awards is "education, prevention and therapy, with or without special equipment, that make it easier for children and adolescents to bear their handicap or chronic illness." The regions chosen this time are Alsace, Lorraine, Franche-Comté and Burgundy. Winners will share a total of 30,000 euros, with individual prizes ranging from 1,500 to 4,000 euros.

AGF Asset Management

The management committee of AGF Asset Management has decided to devote the budget traditionally spent on gifts to customers to support medical research, just as the AGF Group does regarding diabetes and Crohn's disease.

Accordingly, AGF Asset Management donated 7,500 euros to two institutions:

- The *Institut Pasteur*, a private, not-for-profit foundation whose mission is to contribute to the prevention and treatment of disease, through research, education, and public health initiatives.
- The *Association Française contre la Myopathie*. For 44 years, the AFM has endeavoured to help and cure people suffering from neuromuscular diseases. It undertakes general initiatives regarding genetic and rare diseases.

AGF Asset Management employees are encouraged to support their company's initiative by making a personal donation to one of these two institutions.

Making life easier for the sick and disabled

The *Associations de Prévoyance Santé* (ADPS)

For over 40 years, a network of 66 associations, located throughout France and run by volunteers, provides services to more than 700,000 beneficiaries of AGF individual health insurance policies. Originally initiated by AGF Santé but legally separate from the AGF Group, the ADPS are governed by the 1901 law on associations and are administered by the policyholders themselves.

The ADPS provide information and help in preventive healthcare, in particular through a publication called Echos Santé. Like a mutualist organisation, they share members' joyous occasions, by giving baby gifts, for example, and also use their financial resources to support members in life's difficult moments. ADPS also participate in regional social welfare projects that facilitate certain types of medical treatment and otherwise support sick, handicapped or disabled people and their families. These projects are very varied. An association might set up an obstacle course to train seeing-eye dogs, finance the purchase of computer equipment to help children suffering from AIDS or cancer connect with the outside world, or create a breathing workshop, where parents and children alike learn how to manage respiratory ailment therapy.

AGF's general agents and the AGF Santé sales network have become increasingly involved with the ADPS. By making their skills and knowledge available to the ADPS, they help evaluate local needs and direct support initiatives.

Two questions for Serge Mathieu, General Secretary of AGF Santé



1. Why does AGF Santé support the initiatives of the ADPS?
AGF is the only insurance company that offers its policyholders, wherever they live, the opportunity to help each other by participating in associations that promote healthcare, prevention and solidarity. Our goal is to go beyond the company's contractual commitments by helping people who are less fortunate and putting a human face on the insured-insurer relationship.
Via the ADPS, our policyholders donate time and energy to helping other people. They are the direct participants and can see the results of their actions. Thanks to their knowledge of local needs and initiatives, the ADPS are a true source of innovation in regional social welfare. The ADPS Prix de l'Action Sociale has been awarded annually since 1999. This prize, together with their range of nationwide projects, has made the ADPS a significant player in healthcare and social welfare.

2. How are the winners of the ADPS Prize chosen?
The ADPS Prize examination committee studies around 40 projects proposed by regional ADPS. The committee is composed of recognised experts in healthcare, social work, and legal and financial fields. Each year, the applications presented are increasingly well documented and supported. It's a tough job for the examination committee because all of the projects are good ones and need support to be realised. The presidents of the ADPS have the final say in choosing the two winners.

Every year, the ADPS award a prize called the *Prix de l'Action Sociale*, which is intended to encourage local healthcare and social welfare initiatives, help realise useful and innovative projects and recognise generous, dedicated, but often uncelebrated individuals. Projects are selected by an examination committee.

Winners of the ADPS Prize

The Grand Prix (75,000 euros) was awarded this year to an association called "*Le Petit Calin*" in the Languedoc-Roussillon region. It will finance the acquisition of computer equipment and improve the intranet/internet that children in the onco-haematology ward of the Arnaud de Villeneuve university hospital (Montpellier) use to communicate with one another, with hospital classes, and with their friends and family.
The Encouragement Prize (30,000 euros) was awarded to APARSHA (Association de Parents et d'Amis Représentant les Sourds avec Handicaps Associés) in the Poitou-Charentes region, an association of friends and relatives of people with hearing and related disabilities. The prize will finance a survey of general practitioners and a reference brochure intended for healthcare professionals and institutions catering for people with disabilities. The survey and the brochure will improve the information provided to the families of handicapped children, so as to help them better plan their child's future.

All candidate projects benefit from the contest. In preparing their application, the ADPS thoroughly analyse needs, flesh out content, and devise solutions, such that even the projects that do not win awards at the national level might receive regional support. In 2002, the ADPS supported 32 regional projects, awarding a total of 200,000 euros.

Le Rire Médecin

It is always easier to care for a happy child than an unhappy one. So AGF has for a long time supported *Le Rire Médecin* ("laugh therapy"), an association composed of 30 professional actors / musicians in Paris, Nantes and Orléans, specially trained to perform comedy skits in a hospital environment. For each questionnaire returned by prospective "Latitude" and "Santégrale" policyholders, AGF contributes one euro to Le Rire Médecin. In this context, AGF's support for the association totalled 40,000 euros.
Le Rire Médecin helps 30,000 young patients put up with being in the hospital. Nine major French hospitals take part in the programme. Le Rire Médecin tries to take children's minds off their illnesses by showing interest in their personal experiences and activities. Naturally, Rire Médecin comedians work very closely with the hospital's medical team and with each child's parents.

Caroline Simonds cheers up hospitalised children

Caroline Simonds, an American, studied art in Paris for ten years. In 1988, she came in contact with a New York association called "Big Apple Circus - Clown Care Unit", which sent clowns into the children's wards of hospitals. It was love at first sight. An "incurable Francophile", as she describes herself, Caroline returned to France to create a similar association. In May 1991, Le Rire Médecin was founded, thanks to subsidies from the Ministry of Culture and the Fondation de France.
Caroline Simonds counts heavily on long-term partnerships. Every year, 70% of Le Rire Médecin's financing must be renewed. To give the association more long-term viability, AGF Santé decided to create a full partnership with it. In Caroline Simonds' words, partnerships such as the one uniting Le Rire Médecin and AGF Santé around children's health "are a marriage of love and common interests".

To learn more about Le Rire Médecin, visit http://www.leriremedecin.asso.fr/.



AGF is a partner in local initiatives

Going beyond its efforts to associate stakeholders with its commitment to the community on the national level, AGF also contributes locally. Taking advantage of its extensive geographic presence, AGF develops support programmes and partnerships within its local environment. AGF offers its financial support and experience, bringing numerous local development projects to fruition.

Involvement in local development

AGF Campus

Launched in 2001, the AGF Campus prize is awarded to higher-education students who have successfully developed innovative and audacious projects of a humanitarian, environmental, economic, athletic or cultural nature. Out of the 113 applications, 20 were selected according to criteria of general interest and feasibility. The jury, headed by AGF CEO Jean-Philippe Thierry, also included the navigator Michel Desjoyeaux, winner of the 2000-01 Vendée Globe Challenge. It awarded prizes ranging from 1,000 to 5,000 euros to the five best projects. The remaining 15 received financial support of 300 euros.

"The values that give rise to these projects make you want to be an active participant," said Mr Thierry at the awards ceremony. "The AGF Campus prize is rooted in AGF's history, its culture, its faith in mankind and in what people can accomplish when they are supported and encouraged. It also illustrates AGF's commitment to the principles of sustainable development."

Prizes will next be given out in 2003; 185 applications have been submitted, and the results will be announced in April 2003.

AGF Allianz Argentina

Last year, the France Award *(Premio Francia)* was created as a way to reward Argentinean companies that devise ingenious export plans to find new markets for their products. With an economic and monetary crisis now buffeting the country, only the export sector is generating jobs and foreign currency. The France Award is awarded to ingenious projects in this area, and AGF Allianz Argentina is the principal sponsor.

The winner of the second France Award was La Virginia, leader in the production of coffee, tea and spices. Based in Rosario, in the province of Santa Fe, this company was fully reimbursed for the expenses it incurred in studying the potential of the Panamanian market.

SNA


مركز بيروت التجاري
Beirut Trade Center

In Lebanon, SNA, the Group's local subsidiary, has supported the process of reconstruction through a number of civic actions with an environmental impact. In 1997, SNA participated, together with the "Help Lebanon" association in the renovation of Beirut building facades to remove the traces of war to the fullest extent

The 2002 winners



First prize (5,000 euros): Bollé Musow, from rehabilitation to founding a company.
Bollé Musow ("the women of Bollé" in Bambara, a language spoken in Mali), is a project to help build a training centre for inmates at the Bollé women's prison to learn how to dry fruits and vegetables. The goal is to improve the diet of imprisoned women and give them a trade they can use once they get out. The centre is now operational and literacy and training activities have begun.

Second prize (2,500 euros): Canibal, an entertaining way to raise awareness about selective waste collection.
Canibal makes collecting bins for used tins available to the public. It uses an entertaining and socially responsible approach that raises awareness among 12-25 year-olds about the importance of recycling certain household waste. To encourage people to sort their waste, promotional items are given out for every tin deposited. Since the prize was awarded, 20 collecting bins have been set up in campuses around Lyons.

Bolle Musow and Canibal exhibits in AGF's Lyons offices.

possible. In 2002, the large working-class district called the "Colline des Hirondelles" was rebuilt. SNA contributed 50,000 euros to this project in 2002.

In a country that still bears the scars of war, SNA encourages art through its support of several world-class festivals, featuring cultural and artistic activities such as music, theatre and sculpture. In 2002, SNA contributed 40,000 euros to these cultural events.

SNA also participates in educational and cultural initiatives directed at young children. These activities include promoting knowledge of the French language, warning of the dangers of cigarette smoking, and working to reduce automotive accidents.

Local solidarity

AGF Brasil Seguros

Since 1994, an association founded by employees of AGF Brasil Seguros, the *Associaçao Beneficiente e Assistencial dos Funcionarios do Grupo AGF Brasil*, structures projects together with the city of São Paulo for the benefit of children in the disadvantaged neighbourhood of Engheiro Goulart. In this way, the AGF Junior day-care centre was created in August 1994 and now caters for 200 children aged 0 to 6, offering them specialised education, health and food services. Parents participate through bimonthly meetings during which they can meet with the day-care centre's staff to discuss ways to strengthen self-confidence and parent-child ties.

Two years later, in 1996, specially-designed adult literacy courses were offered for the first time. Naturally, these courses were open to parents of the children at the day-care centre, as well as to other disadvantaged neighbourhood residents.

In 2000, two new classrooms were built to allow adults from the local community to participate in professional training programmes. These programmes include mainly training for parents, a legal advisory service and apprenticeships aimed at creating a source of income, leisure activities and cultural knowledge. They benefit from the support of AGF professionals. Since 2000, 100 people have taken part in this apprenticeship.

The most recent project, Vida Nova, is aimed at awakening the creative potential of youngsters between the ages of 7 and 17 and giving them a medium for expressing it. Children who previously communicated only through violence are invited to join decorative arts, dance, theatre, sports and computer workshops offered by specialists in each area. The building accommodates nearly 200 children and adolescents outside of school hours and also has a garden, a pool and a computer room with 30 computers. Adolescents must attend school regularly in order to be admitted to Vida Nova programmes.



Supporting job-hunting skills in Marseilles

Since 2001, AGF has partnered with Marseilles-based PLIE *(Plan Local d'Insertion pour l'Emploi)*, an association that endeavours to bring people who have been excluded from the job market back into it. Since 1997, 50% of the members of the Marseilles PLIE have returned to gainful employment.

In September 2002, AGF signed a "charter" with other corporate sponsors of the Marseilles PLIE and decided to support the initiatives of the PLIE in the following ways:

- Technically, by holding practice interviews to that put PLIE members in a job interview situation. Each interview is followed up by an analysis presented to the member and submitted to the PLIE as part of a detailed report.
- Financially, AGF contributed 1,600 euros towards the publication of a book of personal accounts of people that have been helped by the PLIE. Fifteen thousand copies of the book, entitled "Itinéraires", were printed.

Euler Hermes Group companies support local initiatives


EULER HERMES

In the United Kingdom, Euler Trade Indemnity supports the local school in its district, Canary Wharf. It also helps some of its employees, customers and brokers in their social work and donates computer equipment it no longer needs to a foundation.
In Germany, Hermes devotes a budget of 52,000 euros per year to local and regional charities. In addition, a foundation called the *Schloeßmann-Stiftung*, with a capital of 250,000 euros, was created by former board members. The financial income of the foundation will help people with financial problems as a result of accidents, an illness or the loss of a close relative.
In the United States, Euler-ACI supports the Johns Hopkins Children's Center every year through voluntary employee contributions.
The Center's mission is to help, educate and care for children in need. Euler-ACI collected 10,000 dollars for the Center.

Sports sponsorship and patronage of the arts round out AGF's commitment

Sports sponsorship focused on sailing, golf and basketball

Sport is a universal phenomenon, and branding in sports creates an emotional bond between the brand and its target market. AGF has decided to concentrate on three sports: sailing, golf and basketball. These three sports meet the Group's objectives in terms of image, exposure, renown and local presence.

At the same time, AGF is still the sponsor and official insurer of the *Fédération Française de Gymnastique* and the *Fédération Française de Badminton*. It brings to bear all of its insurance expertise to the development of these two sports.

In 2002, AGF invested more than 2 million euros in these activities. In addition to initiatives at the national level, AGF also does local public relations work for sporting events.


AGF

The Tour de France sailing race
Historically very active in maritime insurance, AGF has been a prime partner in the *Tour de France* sailing race since 1993. In this way, the Group contributes to the development of sailing and sailing champions in France. Past editions of the race have seen such renowned skippers as Loïck Peyron, Michel Desjoyeaux, Isabelle Autissier and Franck Cammas compete against each other. AGF gives an award to the first team to pass the windward buoy in each of the 15 stages. AGF maintains an extensive public relations platform via the official village and the Club AGF. In this way, all of the networks along France's seacoast participate in the event and strengthen the ties between AGF and the local economic and professional environment.

Golf
Official Partner of the Biarritz Cup from 1991 to 1993, of the Challenge Tour in 1995 and of a team of three promising young players managed by Jean Garialde in 1995, AGF has been a faithful supporter of golf over the years.
Created in 1906, the French Open is one of the golf world's classics, and for AGF, participating as official partner and insurer was a natural choice. AGF would like to federate all its regional golf activities around this major, national event to further its public relations programmes.

Basketball
AGF supports two of France's most prominent basketball teams, the Elan Béarnais Pau-Orthez and the BCM Gravelines. Pau-Orthez is a six-time winner of the French championship and BCM Gravelines, which finished fifth in the French championship in 2002, has significant potential. Sharing the same values of rigour and technicity, AGF has decided to team up with the leaders of French basketball.

Patronage of the Arts

In France, AGF is a partner of the *Opéra Comique* (Paris) and *France Festivals*



Located next to the Salle Favart since 1822, it was natural that AGF become a patron of the Opéra Comique when it reopened in February 2000. Through its long-standing financial support and its determination to be a full participant in the life of this theatre – under the direction of Jérome Savary since 1 October 2000 – AGF contributes to the cultural life of the Richelieu-Drouot district of Paris and to the careers of talented young performers. As a partner of the 2002-03 season, AGF is participating in preview performances of "La vie parisienne", "La toujours Belle et la toute petite Bête" and "L'Opéra de Casbah".

AGF has been working alongside *France Festivals* since 2000, promoting music festivals and the association itself. It also organises prestigious receptions in France for the enjoyment of its customers.
Originally called the *Fédération Française des Festivals Internationaux de Musique* when it was founded in 1959, France Festivals represents its member organisations vis-à-vis official institutions and promotes the musical events its members organise. The Fédération took its current name in 2000.
In 2002, France Festivals included 82 of the largest music festivals in France, prestigious, internationally-renowned seasonal events, which are held in regions throughout the country between April and November. Nearly 800,000 spectators attended the 1,500 concerts performed by 17,000 artists.
These events are a boon to the development o. cultural activities and tourism and have made France known as a "land of festivals".

AGF Belgium Insurance

En Belgium, AGF supports several musical events. AGF Belgium Insurance also sponsors the musical instruments museum, the Jardin d'Orphée, which enables handicapped children to learn about music.

In all, AGF Belgium Insurance allocated 600,000 euros to cultural and sports-related partnerships. ■

We welcome your feedback

If you would like more, updated information about AGF's programmes, visit the sustainable development pages of our internet site, www.agf.fr, by clicking on the "English" flag, then "Sustainable Development".

Your opinion is important to us. We also want you to let us know if you don't find the information you are looking for on our website. We have created an e-mail address devoted especially to sustainable development, develop@agr.fr. Please use it to make comments, ask questions and tell us what you expect from AGF regarding sustainable development.

Please consult Ernst & Young's report entitled "Report on application of procedures for environmental and human resources reporting".

File No. 82-4517


Life and health
insurance



With premium income of over 5 billion euros in France and a market share of 5.4%*, life and health insurance is one of AGF's core businesses. Development of this business, which includes both individual and group insurance schemes, is central to the Group's strategy of offering its customers a comprehensive array of products to protect themselves and their property. AGF distributes its products through


Breakdown of individual life, group life and health
19.13%
Individual life
Group life
Health

- 3,700 salaried sales representatives in two sales networks: AGF Assurfinance and Génér'actif;
- the salaried health network;
- general and specialised brokers;
- a network of 1,200 brokers and independent investment managers;
- 2,647 general agents;
- subsidiaries devoted to life insurance partnerships.

*estimate for 2002

Individual life



The individual life insurance business generates premium income of more than 3 billion euros and commands a market share of 4.2%*. Products are sold by the two salaried networks, AGF Assurfinance and Génér'actif, by all the general agents, by 1,200 brokers and through partnerships with non-insurance companies that offer a complete range of innovative life insurance solutions.

*Sources FFSA and AGF


Breakdown of individual life by network
64%
3%
6%
6%
Salaried
General agents
Brokers
Life insurance partnerships
Other

Salaried sales representatives

Our two networks of salaried sales representatives, AGF Assurfinance and Génér'actif, distribute the Group's individual life insurance policies, the banking, financial and structured credit services of Banque AGF and the retirement products of AGF Collectives.



AGF Assurfinance

The AGF Assurfinance network and its 3,300 salaried salespeople specialise in providing investment advice to individuals.

Their areas of expertise include savings and retirement planning, borrowing, investment advice and family income (disability) protection. It is pursuing its strategy of business development on the financial advisory services market. Its salespeople:

- perform an in-depth, personalised analysis of each customer's situation, taking into account personal needs, investment objectives and legal and tax considerations;
- use state-of-the-art software to determine the most suitable investment solutions and manage the customer relationship;

France's largest network of certified financial planners

The ACGPC, the French affiliate of the international CFP network, has already certified 500 AGF Assurfinance sales reps. As a result, they remained the largest such sales force in France.
CGPC certification, recognised throughout the world, is awarded to financial professionals who have achieved the high level of knowledge and expertise that their profession demands.



- exhibit a level of professionalism recognised throughout the industry;
- offer a broad range of products covering the full range of an individual's financial needs.

Génér'actif

The Génér'actif network specialises in family income protection and retirement planning for both salaried and non-salaried income earners. A unique marketing approach has enabled its 370 salespeople to increase penetration in Génér'actif's target markets–working people–where it already had a strong presence.

Milestones

Several important projects were pursued and finalised in the salaried networks in 2002:

- The roll-out of the new CRM tool was completed in the AGF Assurfinance network. It gives sales people and managers additional capabilities in managing the customer relationship and in evaluating sales activity and its efficiency. This represents an additional step towards improved sales performance.
- Professional training was stepped up, bringing the number of AGF Assurfinance financial planners certified by the ACGPC to 500.
- New compensation schemes, in accordance with the networks' sales strategy, went into effect on 1 January 2002 for Génér'actif salespeople and sales managers, as well as for AGF Assurfinance managers.
- The range of products and services the networks offer continued to evolve during the year to meet market expectations:
  - The family income protection range continued to be upgraded with the launch of more competitive products: Génér'actif introduced La Vie Entière AGF Indépendance and a new term life product, AGF Cap Vital, while AGF Assurfinance adjusted its most recently launched term life product, AGF Essentiel.
  - Two new multi-fund schemes enjoying the tax-advantaged *loi Madelin* status, one for each network, supplemented the range of pension products offered to non-salaried income earners: AGF Itinéraires Retraite Madelin and AGF Passeport Retraite Madelin.
  - Lastly, to meet the demands of today's more circumspect investors faced with sub-par stock market performance, new "structured" products have been made available to the networks, either via Banque AGF's financial offering or in conjunction with life insurance contracts. In this way, AGF Ascension 2011 and AGF Trialto 2005 at AGF Assurfinance and AGF Biplus and AGF Biplus 2 at Génér'actif have boosted savings inflows.

2002 results

2001 had already been a difficult year for the savings market. Financial markets were very volatile and the international context uncertain. The situation deteriorated throughout 2002, prompting savers to fundamentally change their behaviour.

Despite the unprecedented stock market crisis, the salaried networks managed to post the third-highest savings inflow ever, by adapting their product offering to customers' increased need for security. Even though inflows declined by 9.1% compared with 2001, they still collected over 2.5 billion euros in life insurance and banking and financial services.

Life insurance premium income was nearly 2 billion euros, down 6.7% from 2001, as they suffered from a 44% decline in contributions to unit-linked policies. Meanwhile, inflows to euro-denominated policies advanced by 2%.

Throughout the year, the networks continued to open Banque AGF accounts for their customers. At end-2002, 142,000 customers of the salaried networks had Banque AGF accounts.

But the real success of 2002 was that policy surrenders and lapses declined by 9% compared with 2001. This performance demonstrated customers' faith in AGF and the quality of their relationship with their local AGF representative in a period of

File No. 82-4517

uncertainty and doubt. It also reflected AGF's determination, in the interest both of the customer and of the Group, to maintain existing policies and renew maturing ones.

Financial highlights – salaried networks

in millions of euros

	2001	2002	Change 2002/01
Life premium income	2,120	1,979	- 6.7%
Banking and financial products (deposits)	684	571	- 16.6%
Total receipts (life insurance + finance)	**2,804**	**2,550**	**- 9.1%**
Surrender rate on life policies	7.5%	6.6%	- 0.9 pts

2002 Results

Brokers and wealth managers, like the savings market at large, suffered from the decline in the financial markets in 2002.

The premium revenues they collected nevertheless rose by 7%, thanks in particular to the success of the Gaipare family of products. The association is well known to the public and enjoys a positive image with wealth managers. With customers seeking security, the performance of its euro-denominated fund constituted a major advantage.

Life brokerage

Brokers and independent investment managers

[illegible] specialised in [illegible] insurance and independent wealth managers to their roster of trusted partners.

Financial highlights – Life brokerage

in millions of euros

	2001	2002	Change 2002/01
[illegible]	174	186	[illegible]7%
Surrender rate on life policies	5.6%	[illegible]	[illegible]



2002 Milestones

Grouping all intermediaries, brokers, independent wealth managers and Gaipare correspondents under the responsibility of a single sales organisation paid off in 2002. The change strengthened the local contact the Gaipare correspondents maintain with their customers and made dissemination of Gaipare Sélection via all intermediaries a success. In addition, administrative support for brokers was concentrated in a single location so as to bring the quality of service up to the level demanded by the external business partners. Lastly, the product offering continued to evolve:

- the two multi-fund contracts Platinia Patrimoine and Gaipare Sélection added new investment vehicles, structured funds and investment horizon funds.
- in the family income protection range, the AGF Protection term insurance contracts, launched in 2001, were improved.
- a new multi-fund, loi Madelin compliant product, Platinia Retraite Madelin was added to the retirement range. This contract offers all of the investment vehicles now available in this area.

Life insurance partnerships

The Life Insurance Partnerships division is dedicated to developing partnerships in life and health insurance. It enters into agreements with entities outside the insurance universe that, via their distribution networks, sell branded, made-to-measure products. The division is now a major participant in the life insurance partnership market.

In 2002, AGF entered into a joint venture with Oddo et Cie called Génération Vie. Eighty percent held by AGF and 20% by Oddo, Génération Vie aims to strengthen one of the Life Insurance Partnership division's key, long-standing relationships by opening up ambitious new business development perspectives for both parties.

Life Insurance Partnerships: 3 entities, 3 brands	• Génération Vie, joint venture with Oddo et Cie. • Arcalis, subsidiary of AGF, for partnerships and direct sales. • Compagnie de Gestion Prévoyance, subsidiary of Arcalis, for funeral homes.

Target markets and product range

The Life Insurance Partnerships division targets four main markets:

- Large accounts, such as French and international banks, other financial institutions, brokerage houses, both traditional and on-line, mass-market retailers, etc. Through these companies, the division offers a full range of long-term savings products, both unit-linked and euro-denominated. This is its core business;
- Private wealth management, i.e. the wealth management departments of banks, brokerage houses, investment banks and other financial institutions. In this segment, Life Insurance Partnerships brings to bear its expertise in combining wealth management, insurance and financial engineering;
- Direct sales, using the latest telemarketing and data mining techniques to target existing and potential customers;
- Funeral homes, through burial insurance solutions tailored to their requirements. With an increasing senior population and funeral homes wanting to lock in a steady future revenue stream, this segment has considerable potential.

Results and outlook

As Life Insurance Partnerships derives its revenue primarily from unit-linked contracts, 2002 performance was broadly in line with that of the unit-linked life insurance market, i.e. down 32% compared with 2001. The high-end segment contracted even more dramatically, as investors adopted a wait-and-see attitude and put their funds into guaranteed-capital vehicles. In this regard, and unless stock markets continue to be very volatile, conditions should begin to improve in early 2003.

On the marketing side, a significant and promising new partnership was signed in late 2002, giving a fillip to the large account business. 2002 was a good year for direct sales, which exceeded the budget established for it at the start of the year, without any cost overrun. Lastly, the funeral home business remained at its 2001 level, but 2003 should see renewed growth, with a renewed and expanded product line.

Overall premium income declined by 32%, from 253.3 million euros in 2001 to 176 million euros in 2002. At the same time, funds under management contracted from 3,342 million euros in 2001 to 3,057 million euros in 2002, primarily because of the decline in financial markets.

On the administrative and organisational side, a new savings administration platform was implemented on time and within budget and some new business volume is already being handled by it. All other portfolios will migrate to the new system during 2003. This state-of-the-art tool will heighten the competitiveness of the Life Insurance Partnerships division. ■



Individual health



The AGF Santé division individual health and personal and family protection lines.

Types of products:

Healthcare cover, which reimburses policyholders for costs not covered by France's government-funded healthcare plan, Securite Sociale (80% of premium income).

Personal and family income protection, sold either with health insurance or separately. These lines pay an income stream or a lump sum in the event the policyholder suffers an accident or serious illness, is hospitalised for an extended period, becomes disabled or dies (20% of premium income).

Since July 2001, the product ranges previously offered, Tonus (AGF), *Précium* (Allianz) and Pointure (PFA), have been combined into a single range, **AGF Tonus**, offered by all three networks.

AGF Tonus includes:
- Three healthcare plans: Latitude Santé, Santégrale and Santé Senior;
- Family income protection. This is an option temporarily offered by all networks, pending the roll-out of a new range in 2004;
- Long-term care: Presentalis. This new policy expands AGF Santé's coverage. Until now, long-term care was not offered in a non-life insurance context.

AGF's individual health insurance division includes healthcare and personal and family income (disability) protection. Generating premium income of 392 million euros, the Group's products are distributed by general agents, a network of 340 specialists and by broker-partners.

Santégrale is an innovative range of products
- Reimbursements based on actual costs through *a network of approved dentists and opticians.*
- Certain types of care, often incompletely insured, are covered (contact lenses, myopia operations)
- one visit per year to an approved dental surgeon

Healthcare coverage is **open to everyone**. There is no medical questionnaire and no increase in premium rates based on the policyholder's health history. As a result, since 1 October 2002, all policyholders benefit from elimination of the 7% tax.

AGF Santé also offers CMU coverage *(Couverture Maladie Universelle)*. AGF has been a distributor of the plan, created by the French government to cover the healthcare needs of low-income individuals, from its inception. As of the end of 2002, more than 25,000 individuals had chosen AGF Santé to manage their CMU policies, an increase of 25% from 2001.

Customer base and distribution channels:

AGF Santé's customer portfolio contains a balance of salaried and non-salaried (craftsmen, merchants and professionals) individuals. Agricultural workers and expatriates comprise around 10% of the customer base.

In addition, for the past 30 years, AGF Santé has managed the government-funded healthcare accounts of 170,000 independent professionals, craftsmen and merchants, or 10% of this population.



Individual health

Results

The individual health business posted premium income of 392 million euros in 2002, at comparable structure, representing an increase of more than 7% compared with 2001. In 2002 the French government decided to create, as of 1 April 2002 a mandatory healthcare scheme for agricultural workers, to replace "1966 law" contracts managed by insurance companies. The impact on the premium income of AGF Santé totalled around 4 million euros (5 million euros over a full year).

Breakdown of premium income by network

37.3%
6%

- Brokerage
- General agents
- Salaried representatives

In 2002, the dedication of our networks, coupled with a new product range that met the market's needs, led to a 43.5% increase in sales compared with 2001. In particular, brokerage sales surged by 145%, in line with the business development plan for this network, launched in 1999.

AGF Santé has three networks

- a salaried network with 340 healthcare professionals
- 2,647 general agents
- a network of brokers

Outlook

2003 will see the following developments:

- Policy sales will continue to expand, including through new channels such as the internet.
- A new income and family protection range will be prepared for a planned launch in early 2004.
- Santé Conseil Service will be combined with Haussmann Conseil Santé, a subsidiary of MAAF Assurances and partner of MMA, into Santéclair. The new entity will enjoy a strengthened position in the French health insurance market and serve a customer base of five million policyholders. The new company will be a leader in the French healthcare service and advisory industry and will propose innovative solutions regarding healthcare providers, the setting of premium rates and other services to policyholders.


CS ATT PL COM
9 3 5

File No. 82-4517

Group insurance

AGF also offers a range of group insurance products, from family protection and pension schemes to health plans and borrower insurance. Excluding international operations, these activities generated premium income of slightly more than 1.5 billion euros.



AGF Collectives is one of the key components of AGF's universe of life and health insurance operations.

In 2002, premium income totalled 1,581 million euros. The 2001 premium income figure of 1,883 million euros included 496 million euros deriving from a few exceptionally large pension policies signed during the year. Family income protection in France generated 43% of total gross premium income in 2002, group pension premiums 33%, borrower insurance 13% and international organisations 11%.

AGF Collectives' strategy, detailed in its 2002-04 Strategic Plan, is to set itself apart from other market participants through operational excellence, constant innovation and effective communication with partners and customers.

AGF Collectives aims to satisfy the needs of its customers, shareholders, distributors and partners. It is a generalist insurer, addressing the needs of all companies by proposing comprehensive solutions.

Breakdown of premium income


43%
13%

- Group distribution and family income protection
- Group pension
- Borrower insurance
- Organisation and international assignments

Market data*

Building on a base market share of slightly under 10% at the end of the 1990s, AGF's group insurance operations advanced significantly in 2000 and 2001, thanks to major new contracts in group pension schemes. In all markets combined, market share now stands at around 13.3%.

- In personal and family income protection, BCAC (FFSA) insurance companies posted premium income of 7.3 billion euros in 2001, of which 3.4 billion euros pertained to borrower insurance. There are 25 million borrower insurance policies in force, and two-thirds of them are linked to property loans. The remainder relate to consumer loans.
- In group health insurance, BCAC (FFSA) insurance companies posted premium income of 2.5 billion euros in 2001.

Complementary healthcare plans continue to contribute to growth at the *Institutions de Prévoyance*, the branch of the insurance industry devoted primarily to family income protection. They posted 3.4 billion euros of premium income in 2001.

- The group pension market represented 5.1 billion euros in 2001, with 70% collected by insurance companies and 30% by banks. After two years of rapid growth (26% in 2000 and 49% in 1999), this market contracted by 6% in 2001. It still accounted for 6% of all endowment-type policies, where inflows have remained strong for two years.

2001 pension premium income broke down into three main segments:
- **47.6% in defined benefit plans (Article 39)**
- **26.4% in defined contribution plans (Article 83)**
- **12.9% in end-of-career bonuses**

* sources FFSA and BCAC

2002 Highlights

- The following changes took place in the organisation of AGF Collectives:
  - Group family income protection in France was grouped into a department called Group and Family Protection Distribution
  - An Organisation and International Assignment department was formed.
- New products launched in 2002

Following the launch of two standard product ranges, AGF Osmose and AGF Synea, AGF launched innovative healthcare

plans in 2002: **AGF Osmose Intégrale** through agents and **AGFF Omnea** through brokers and the other networks.
This innovative offering represents a break with traditional healthcare plans and is supported by AGF's dental and optical partners. The plans offer coverage and services that are more in line with policyholders' needs.

This product capitalises on the services developed by the Santéclair platform: a better and more extensive healthcare network, with sufficient representation throughout the country. Certain equipment is reimbursed at actual cost, policyholders do not have any out-of-pocket cost, and the cost of medicines, radiology exams and lab tests is paid directly to providers. The policy also includes innovative prevention-oriented coverage, such as myopia operations, dental implants, periodontics, acupuncture, etc. Based on these strengths, AGF intends to become the innovation leader in healthcare.

AGF Stimeo is a dynamic employee savings plan to encourage employee savings, especially in "very small enterprises", and among independent professionals, merchants and craftsmen. It is open to all types of companies with up to 100 employees and enjoys a favoured tax status. The company's contribution to each individual Stimeo account is exempt from both income tax and social welfare charges (except for CSG and CRDS) and capital gains are also exempt from income tax. Funds are inaccessible for five years, with certain exceptions allowed. The product constitutes an excellent way to optimise a company's tax burden while providing employees with deferred compensation. The AGF Stimeo employee savings plan offers each member three asset allocation scenarios (conservative, balanced and aggressive) or open access to seven AGF mutual funds.

- The product range is complemented by a suite of **policyholder services**

Santéclair is the most prominent example. Now in force for AGF's two million health insurance policyholders, Santéclair analyses their optical and dental expense estimates (the network of partners includes more than 2,500 dental surgeons and 220 orthodontists). In 2002, a new network of small hospitals practicing myopia surgery was created. All of these professionals agree to adhere to prices on specifically selected equipment, arrange direct payment to healthcare providers and propose preventive care for children.

- **Services for the insurance sales networks**

General agents can use their IT system and brokers the website devoted to them (www.agfcollectivespro.com) to simulate or draft a proposal for a pension, borrower insurance, family income protection or healthcare plan. They can also use it to access a wealth of information for their day-to-day work.

2003 Outlook

In 2003 AGF plans to:
- Broaden the group pension range, with the launch of a new Article 39 offering (**AGF Viseo**);
- Develop a partnership with AGF Assurfinance to sell **AGF Stimeo** and **AGF Planeo** (defined contribution pension plan);
- Offer **AGF Solaster** on a modular basis, to meet the requirements of customers who want to cover a relatively small property loan;
- Offer a group health plan for expatriates, **AGF *Expa*Santé**, with benefits managed by Allianz Worldwide Care, a subsidiary of the Allianz Group. This subsidiary is devoted solely to reimbursing healthcare costs incurred internationally.
- Continue the partnerships with Santéclair and continue to expand the system of direct payment to providers for radiology and lab tests;
- Strengthen its presence with "very small enterprises" via our various distribution channels.

To meet its expansion targets, AGF Collectives will in 2003 continue to implement projects in the 2002-04 Strategic Plan.

AGF Collectives aims to bring together its various skillsets so as to:
- offer a full range of products and services for all customer segments;
- finish revamping business management tools;
- extend ISO 9001 certification to all corporate lines.



General agents

Objectives

Close contact with customers is a top priority at AGF Assurances. In 2002, the company actively focused on improving quality. This meant increasing the number of products and services offered to each customer and raising customer satisfaction by expanding and improving the range.

Highlights

Several significant events took place in 2002 and had a major impact on AGF Assurances' life and health insurance activities:

- Business development received strong support from a dynamic network and the implementation of new tools (in individual health) and products (in group insurance). Portfolio growth in these two divisions was proof of this support.

- Life insurance premium income was boosted by Biplus, a structured fund product with principal guaranteed at maturity.

- The market: bleak market conditions were the principal reason for the decline in life insurance premium income.

Results

- Life insurance premium income totalled 632.7 million euros, down 3.6% compared with 2001.

- Premium income in individual health advanced by 6.7% to 221.1 million euros. However, this figure is an imperfect reflection of the sales performance of this line of business, because the portfolio of worker's compensation policies for farmers was transferred to GAMEX.

- Premium income from group insurance slipped by 2.5% to 164.9 million euros.

- As of 31 December 2002, customers of the AGF Assurances network of general agents had opened 23,975 Banque AGF accounts.

Outlook

AGF Assurances will channel a great deal of energy into increasing profitability very significantly in 2003. By exploiting sales and marketing budgets better, the sales staff will focus efforts on customer loyalty, attempting to increase the number of contracts each policyholder holds. Specific steps will be taken to encourage customers to hold both property & casualty and life policies. The company's sales force will be reorganised, based on specialisation and a comprehensive view of the customer, providing better support for general agents vis-à-vis their customers. Reform of the sales management organisation at AGF Assurances will take into account the special role the manager plays in giving impetus to sales efforts in bodily injury insurance.

- The individual life range will be broadened to include two new products: one offering both savings and term life insurance features and another earning a special, high yield.
- In health insurance, personal accident coverage will be overhauled, and a remote administration tool will be implemented.
- In group insurance, Stimeo, the employee savings plan launched in September 2002, will reach cruising speed. More emphasis will be put on Planeo, the pension product.
- Quality and certification measures will be stepped up, both in regional head offices and in general agents' offices. These measures will have a significant impact on the quality of service the customer receives and on the motivation and performance of the sales teams.

In 2002, a completely unified network of general agents was rolled out. The new structure for AGF Assurances, implemented in the last quarter of 2001, has now come of age.

Also in 2002, financial market situation strained performance, as did the company's increased claims expense, caused by various factors. As a result, AGF Assurances will retrench in 2003, with an eye towards bringing underwriting performance back into positive territory.

Spanning all of France, AGF Assurances' 2,647 general agents cover more than 3,000 points of sale and are managed by six regional head offices.
The premium income generated by the network of general agents totalled 3,127.4 million euros in 2002 (unconsolidated), including 641.6 million euros in life & health insurance, down 3.6% compared with 2001.

File No. 82-4517

Property, casualty and liability insurance



With premium income of nearly 4 billion euros in France and market share of around 11.5%*, AGF is one of the leaders of the property, casualty and liability insurance market. The Group offers a broad range of products that meet the needs of individuals, independent professionals, SMEs and large corporations. Products are distributed by a network of general agents, over 2,000 broker-partners and through various partnerships. Growing these activities is a top priority in the strategy of the Group. AGF aims to improve the operating profitability of these businesses while reducing the swings in their bottom line.

*estimate for 2002

Breakdown of property, casualty and liability insurance


54%
43%
1%
2%
General agents
Non-life brokerage
Partnerships
Other

AGF Assurances

Spanning all of France, AGF Assurances' 2,647 general agents cover more than 3,000 points of sale and are managed by six regional head offices. The premium income generated by the network of general agents totalled 2,748 million euros in 2002, including 2,092 million euros in property, casualty and liability insurance, up 6.2% compared with 2001.

Objectives

Close contact with customers is a top priority at AGF Assurances. In 2002, the company actively focused on improving quality. This meant improving profitability by optimising premium rates, claims management and operating costs.

Highlights

Several events, both specific to AGF and market-wide, took place in 2002 and had a major influence on the business of AGF Assurances:

- Information systems. The administrative support and agent systems were stabilised in 2002. General agents and their staff were freed from the numerous difficulties that followed system migration in 2000 and 2001.

- Sales received considerable support from the efforts and dedication of the network, as demonstrated by the growth in the automotive and corporate portfolios.

- Technical measures. Particularly in corporate property and casualty, AGF adjusted premium rates and paid close attention to the risks in the portfolio, leading to sharp growth in premium income, while claims expense remained at its 2001 level.

- Claims expense. Once again, natural disasters, in particular flooding in southeastern France, inflated the company's claims expense. More than 6,000 claims were processed by AGF agents in the southeast region and the regional headquarters in Marseilles. In addition, increases in the cost of automotive repair led to a rise in the average collision damage claim.

- Market. Apart from the consequences of the dismal conditions in the financial markets, the property, casualty and liability market was seriously disrupted by certain judicial and regulatory decisions. Several factors had and will continue to have a major impact on claims expense at property, casualty and liability companies and on insurability. These include jurisprudence on the notion of corporate gross negligence, very sharp increases in





compensation awarded to victims who sustain bodily injuries in car accidents and changes in the civil liability market, in particular in medical liability.

Results

Premium income in 2002 broke down into individuals and independent professionals (77.2%) and SMEs (22.8%), and the two areas saw growth of 2.8% and 20.0%, respectively, compared with 2001.

The volume of automotive insurance continued to rise, as it had in 2001. The number of contracts rose by 23,000. As in 2001, comprehensive homeowner's insurance suffered from stiff competition from banking networks. The corporate risk business benefited both from better underwriting and energetic sales efforts. Despite improvements in underwriting in 2002, the profitability of our property & casualty operations was unsatisfactory. Additional measures were taken and existing measures strengthened beginning in mid-2002 with an aim to completing the turnaround in 2003.


Breakdown of premium income by line of business
77.2%
Individuals and independent professionals
SMEs

Outlook

AGF Assurances will channel a great deal of energy into increasing profitability very significantly in 2003. Beginning in July 2002, 33 major initiatives for improving profitability were launched. They touch all areas of the company: new business acquisition, claims payment, premium receipt, IT services, network management and internal administration.

- In underwriting, a rigorous approach to pricing and technical analysis of risks will be the number one priority. Accordingly, the rate structure in automotive insurance has already been reviewed, and all "sensitive" corporate risks have been revisited and resubscribed.
- By exploiting sales and marketing budgets better, the sales staff will focus efforts on customer loyalty, attempting to increase the number of contracts each policyholder has. The company's sales force will be reorganised, providing better support for general agents vis-a-vis their customers.
- IT services will focus exclusively on improving the quality of policy administration for our policyholders and general agents and on implementing immediately-profitable projects.
- Quality and certification measures will be stepped up, both in regional head offices and in general agents' offices. These measures will have a significant impact on the quality of service the customer receives and on the motivation and performance of the sales teams.

In 2002, a completely unified network of general agents was rolled out. The new structure for AGF Assurances, implemented in the last quarter of 2001, has now come of age.

In 2002, the financial market situation strained performance, as did the company's increased claims expense, caused by various factors. As a result, AGF Assurances will retrench in 2003, with an eye towards bringing underwriting performance back into positive territory.



Espace Courtage AGF

Premium income generated by Espace Courtage advanced by 17.9% compared with 2001 to 1,592 million euros.

Premium Income Espace Courtage

5.8% 2.5%
38.9%
15.5%

- Large accounts
- Space
- Other
- SMEs and professionals
- Individuals and high-risk drivers
- Fleets and affinity groups

Espace Courtage AGF was created especially to cater for people who become AGF customers through the efforts of our network of brokers, who continue to be very pleased to have a structure devoted entirely to them.

The Espace Courtage is composed of AGF Courtage and AGF La Lilloise, a subsidiary based in Lille.

A significant change took place when AGF Mat, a Group subsidiary specialised in transport risks, was sold to our majority shareholder, the Allianz Group, at the end of 2001.

The Espace Courtage includes the following activities:

- "Courtage Local", directed by Jean-François Allard, covers the SME, independent professionals, individuals, high-risk drivers, fleets and affinity groups markets. This last business is managed by our subsidiary AGF La Lilloise, leader in this field.
- "Courtage Global" is now under the direction of Michael Hörr. It includes the large account and space risks businesses. This group works very closely with Allianz Global Risks. Thanks to this relationship, Courtage Global can offer its international customers a broader range of products and services.

AGF has 1,400 staff and six regional head offices dedicated to addressing the requirements of their brokerage partners.

Results by market

Large accounts

AGF is a leader in France in serving the insurance needs of large multinational enterprises. Thanks to a worldwide organisation via Allianz Global Risks, it has further strengthened its position and its ability to withstand long-term market forces.

Premium income totalled 628 million euros, up 21.6% from 2001. This increase was the fruit of two combined initiatives:

- our premium rates were increased;
- the risks assumed in our portfolio were reviewed.

These changes led to a reduction in the number of policies, essentially in accepted coinsurance.

Better risk selection required considerable effort in terms of preventive, on-site audits. In liaison with Allianz' network outside France, the risk management specialists of the Engineering department devoted around 2,000 man-days to these audits.
In 2002, our business was affected by a large amount of IBNR (incurred but not reported) claims, largely in civil liability, and by several "asbestos" claims. AGF has relatively little exposure to this risk.
Nevertheless, because claims in the current year were low – there were no catastrophic losses and frequency declined – the bottom line was positive.

Outlook

2003 looks set to be consistent with 2002 in terms of pricing and portfolio clean-up. Unless there are catastrophic losses, underwriting profitability should improve, particularly in property & casualty insurance. In the civil liability area, we have created a product called "financial losses from gross negligence", in effect from 1 January 2003, to cover increases in risk resulting from the 28 February 2002 court decision. We remain particularly watchful of trends in jurisprudence so as to keep our coverage in line with customers' needs while maintaining our profitability targets.


100
COURTAGE
COURTAGE
AGF

Espace Courtage AGF



Space

Premium income from space insurance climbed 33.4% in 2002 compared with 2001 to 93 million euros. This increase came about primarily for three reasons: there was a large number of commercial launches in 2002 (33 as opposed to only 13 in 2001), premium rates were raised and AGF increased its market share.

Outlook
Space insurance is cyclical and highly dependent on the market for satellites, launchers and more generally on the telecommunications market. The downturn in this sector plus uncertain launcher availability for 2003 point to a decrease in this business' top line. At the same time, however, conditions in the space insurance market are recovering, and some participants left the market in 2002. AGF's status as world leader in this specialty has emerged strengthened, because it has a strong capital base and sufficient available capacity.

SMEs and Professionals

Premium income totalled 336 million euros, representing growth of 22.5%.

Excluding automotive insurance, premium income from property & casualty insurance for SMEs rose by 24.6% despite stricter risk selection. Claims were down compared with the previous year. In independent professional risks, premium income rose by 33.8% even though AGF stopped writing medical liability policies. In construction, premium income rose by 6.7%.

Outlook
As a result of rate increases and the organisational measures taken in 2001, results improved significantly in 2002, particularly in non-automotive property & casualty insurance for SMEs.

In 2003, efforts will remain focused on further recovery. AGF will endeavour to better understand and to improve the risk profile of its portfolio. To do so, it will undertake preventive action and raise premium rates where necessary depending on the economic activity of the policyholder and the quality of the risk itself.

Individuals and high-risk drivers

Premium income increased by 8.7% to 251 million euros.

In automotive insurance, premium income totalled 97 million euros, stable compared with 2001, because rate increases offset measures to clean up the portfolio. In non-automotive property & casualty insurance for individuals, premium income was 108 million euros, up 14.4%, owing largely to growth in timeshare property insurance. In the high-risk driver segment, premium income totalled 46 million euros, representing growth of 16.9% and confirming AGF's leadership position in this market.

Outlook
2002 was a landmark year for this business. AGF launched a wide-ranging revamp of the organisation, its processes and its tools. Its goal is to improve the commercial relationship with brokers, optimise operating methods and reduce costs.
Be it in underwriting or in the payment of claims, these changes will enable AGF to focus on quality of service vis-à-vis brokers in 2003.
Also in 2003, EDI capabilities will be expanded with specialist brokers.



File No. 82-4517



Based in the outskirts of Lille, AGF La Lilloise has historically been specialised in the non-life brokerage business. La Lilloise is responsible for developing the fleet business and affinity groups of individuals and independent professionals. It is one of the leaders in this segment. Business held steady in 2002 while the portfolio was refocused on profitable segments and transfers within the AGF brokerage universe were finalised.

AGF La Lilloise

Business

Premium income from all La Lilloise's activities combined totalled 282 million euros, down 4.4% from 2001, owing to a stricter risk selection policy.

Strategy

In nationwide fleets, AGF La Lilloise has strengthened its position in small and medium-sized fleets and maintained its presence in large fleets, except for public transport of passengers and goods.

In international fleets, its expertise makes it one of the few companies capable of managing international programmes on the European market.

In affinity groups, AGF La Lilloise aims to remain focused on insurance for consumer affinity groups, such as comprehensive homeowner's, automotive and personal accident coverage. It seeks to develop real expertise in these areas.

Lastly, AGF La Lilloise emphasises profitability over volume and refuses to underwrite risks it believes are too high.

Outlook

For the coming year, AGF La Lilloise will pursue the following objectives:

- Continued improvement in underwriting results, in particular through enforcement of higher, personalised rates in order to offset the increase in claims, the higher cost of reinsurance and the absence of capital gains.
- Expanded use of EDI for transfer of information between brokers and the Company.
- Continued development of servicing.

Strengths

Recognised as a leader in its field, AGF La Lilloise deals exclusively with an established network of partner-brokers. In so doing, it minimises decision lead time and remains responsive to the demands of the marketplace. Thanks to its highly-skilled staff and state-of-the-art information systems, AGF La Lilloise's operating costs are less than the market average.

in millions of euros

	Premium income	
Bodily injury	18.0	-11.6%
Automotive	226.4	-3.2%
Property damage	24.4	-14.2%

Partnerships


CREDIT
LYONNAIS

As companies wishing to expand their core product range are offering additional services aimed at increasing customer loyalty, so partnerships in non-life insurance are continuing to see robust growth. In *particular, banks, mass-market retailers* and carmakers have all expanded their range of property & casualty offerings. AGF has a structure dedicated specifically to this activity, which works closely with the rest of the Group. The entity's mission is to identify partnership opportunities, then organise and run them.

Assurances Fédérales IARD – partnership with Crédit Lyonnais

Ninety-five percent owned by AGF Holding via the holding company Assurances Fédérales BV and 5% owned by Crédit Lyonnais. Assurances Fédérales IARD is in charge of developing the Group's partnership in property & casualty insurance with Crédit Lyonnais.

The master agreement signed 12 March 1996 between Assurances Fédérales IARD and Crédit Lyonnais has been extended until 31 December 2009.

The partnership applies to the following products: automotive insurance, comprehensive homeowner's insurance, health insurance, personal accident coverage and various types of assistance related to these products.

Results and outlook

As of 31 December 2002, 438,901 policies had been sold, representing premium income of 81.7 million euros, up 17.3% compared with 2001.
The portfolio of property & casualty policies, including automotive and personal property damage, continued to grow smartly. It increased from 46.8 million euros at the end of 2001 to 52.1 million euros at the end of 2002, representing a rise of 13.7%. In life and health insurance, Assurances Fédérales posted sharp growth in the portfolio (24%), thanks to a strong rise in sales of personal accident insurance policies, a new product that has been particularly well received in the Crédit Lyonnais network. The increase in premium income was accompanied by a significant improvement in the combined ratio, which subsided to 94.7% at year-end 2002, vs. 97.6% at year-end 2001 and a tight grip on operating costs, which totalled 9.9% of premiums written. Through this performance, Crédit Lyonnais and Assurances Fédérales IARD demonstrated their ability to work together quickly and profitably to develop a portfolio of property & casualty policies for individuals.



For 2003, Assurances Fédérales projects a further increase in premium income, underpinned in particular by new incentives offered to the sales network.

Calypso – Partnership with Les 3 Suisses

Calypso, fully-owned by AGF Holding, was created in 1999 and is the AGF company responsible for developing the property & casualty insurance partnership with the retailer Les 3 Suisses.

The products offered through this partnership are automotive insurance, comprehensive homeowner's insurance, pet insurance and personal accident cover. Sales are carried out by Calypso's telesales platform teams, who target the customer base of Les 3 Suisses.

Results and outlook

As of 31 December 2002, 47,200 contracts had been signed, including 30,700 in automotive insurance, representing premium income of 14.3 million euros, up 28.6% from 2001. In 2002, efforts were concentrated on reorganising the sales force and policy administration in order to achieve targeted productivity.

Harnessing synergies with AGF for all support functions was also a priority.

For 2003, Calypso aims to improve the productivity of the telesales platforms even further, while continuing to optimise administrative costs so as to amortise investments more rapidly.


-21€95
GRATUIT
REMBOURSÉ
3 SUISSES


Speciality
businesses



AGF aims to expand its position in the speciality businesses of credit insurance, assistance and travel insurance. Along these lines, Euler Hermes strengthened its position as number one worldwide in credit insurance in 2002, having successfully consolidated Hermes. Its premium income totalled 1.4 billion euros. Mondial Assistance also bolstered its world leadership position in 2002, with premium income of nearly 500 million euros (AGF share).

Assistance and travel insurance

The Mondial Assistance Group

The Mondial Assistance Group, 50%-owned by AGF and 50% owned by Italian insurer RAS, conducts all of the Allianz Group's assistance and travel insurance operations.

Mondial Assistance focused on consolidation and strategy in 2002. The Group confirmed its position as world number one in 2002 and finalised the integration of subsidiaries acquired in 2001 in Thailand and Australia. To optimise quality of service and cost control, several inter-subsidiary coordination initiatives were undertaken.

In the course of 2002, the Group progressively defined and deployed its medium- and long-term business development strategy throughout its network of subsidiaries. The strategy allies the group's core businesses of travel insurance and motorist assistance with new areas related to healthcare, well-being and problems encountered in daily life. In a difficult market, the Mondial Assistance Group concentrated on consolidating its existing portfolios, while maintaining a policy of constant innovation and quality.

Moreover, the Group beefed up its market share by acquiring new business in the following areas:

- service to other insurance companies
- international contracts
- e-commerce
- travel insurance in new markets

Results

Despite a discouraging economic and political context, the Mondial Assistance Group continued to post vigorous growth in 2002, once again in double digits. The Group's premium income totalled nearly 500 million euros in 2002 (AGF share), up 10.1% from 2001. The assistance and service businesses in traditional European markets grew considerably, offsetting more moderate growth in travel insurance, which fought off very unfavourable conditions in tourism. In the wake of 2001 and its exceptional events, the Mondial Assistance Group posted a significant recovery in its results. Claims experience improved, and administrative costs were kept under tight control. Nevertheless, results were affected somewhat by a substantial increase in the cost of reinsurance following the events of 2001. The sharp decline in the financial markets also had a negative impact.

Outlook

Despite economic uncertainty throughout the world and an unsettling political situation, the Mondial Assistance Group is set to maintain robust growth in 2003. Given the economic environment, the Group will operate conservatively, combining a *discerning investment policy with strict cost controls. On the* strength of its new strategy, Mondial Assistance will continue to grow organically in 2003, by innovating constantly, diversifying its products and taking advantage of all the distribution channels that new technologies have opened up. It will strengthen its position in traditional activities, while at the same time developing healthcare services on various markets. Adhering to its strategy of international expansion, Mondial Assistance will continue to seek out and analyse opportunities for creating or acquiring a position in countries with significant potential.

The Mondial Assistance Group's 7,000 employees are committed to a long-term strategy of high-quality service to customers, partners and shareholders. Lasting, sustainable development for *Mondial Assistance is their goal.*

Key figures for Mondial Assistance:

- 240 correspondents
- 400,000 service providers
- 1 customer assisted every 3 seconds
- 37 operations centres in 28 countries
- 7,081 employees on all 6 continents



File No. 82-4517

Credit insurance


Breakdown
of premium income
by customer sector
21%
13%
13%
12%
11%
10%
8%
7%
5%
Construction
Mechanical engin.
Textiles
Agri-food
Electronics
Metallurgy
Chemicals
Paper/press/advert.
Other
Breakdown
of market share
vs. competitors
25.4%
37%
15.3%
6.1%
16.2%
Euler & Hermes
Gerling NCM
Coface
Credito y Caution
Other

Source: Euler & Hermes, ICISA

EULER HERMES
Expertise in managing customer receivables

No. 1 in credit insurance, with market share of 37% Eurofactor, an integrated factoring network	• Present in 35 countries • 6,054 employees • premium income of 1.5 billion euros • 600 billion euros in guaranteed transactions worldwide • a database of 40 million enterprises

In July 2002, Euler put a major strategic move into effect by acquiring Hermes, Germany's leading credit insurer. The Group is now called Euler Hermes.

World leader in credit insurance, Euler Hermes makes it easier for commercial enterprises, regardless of their size, industry or geographic base, to expand their volume of business.

Building on its core business, credit insurance, Euler Hermes has developed a complete range of services for managing an enterprise's customer receivables, including collection, receivables financing, securitisation, guarantees and rating of receivables portfolios. The customers of Euler Hermes benefit from its unparalleled knowledge of the risk of corporate receivables, which its teams of experts have acquired through their close contact with buyers throughout the world.

Member of the Allianz Group and subsidiary of AGF, Euler Hermes has an excellent financial condition, putting it in a position to provide lasting support to its customers.

2002 Results

The world economy began to deteriorate in 2001 and continued down the same path in 2002. Faced with an increase in corporate bankruptcy risks, Euler Hermes was quick to implement three measures beginning at the end of 2001. It increased premium rates, became more selective in the coverage extended to policyholders and cut back on its operating costs.

This strategy paid off in 2002. The Group returned to positive underwriting results, posting profit of 131.6 million euros after changes to the equalisation provision and net financial income. Having clamped down on costs and become more demanding in risk selection, the loss ratio (after reinsurance) improved to 58.5% and the combined ratio to 91.4%* vs. 102.7% in 2001.



Nevertheless, net profit incompletely reflected this performance, because net financial income was down, and factoring made a negative contribution, largely because revenues declined and certain provisions had to be booked.

* including Hermes for the second half of 2002

With the entry of Hermes into the Group, Euler Hermes strengthened its international positions, while broadening its range of products. The Group is now a leader in Germany, eastern Europe, in particular in Poland, Hungary and the Czech Republic, in central Europe (Austria, Switzerland), and in the Nordic countries (Sweden, Norway, Denmark, Finland and Lithuania). Hermes also brings its expertise in guarantees and fraud insurance. Lastly, Hermes manages the German government's export guarantee programme.

Euler Hermes pursued its international expansion in Asia, Spain and central Europe. The Group obtained an insurance licence to sell credit insurance policies in Spain, the world's fifth-largest credit insurance market in terms of total premiums. A partnership was signed with Astrée in Tunisia. Lastly, Hermes entered into a joint venture with Oesterreichische Kontrolbank (OeKB), Austria's export credit agency. This company's objective is to sell credit insurance in Romania, Bulgaria, Slovenia and Croatia. Leveraging its expertise and its local networks, Euler Hermes also offers receivables collection to companies that do not have credit insurance policies.

In an effort to forge closer ties with small and medium-sized enterprises, Euler Hermes has launched new products tailored to the needs of this clientele in several European countries (France, UK, Belgium). Agreements have been signed with non-specialist distribution networks, banks, and general insurance networks, in particular with AGF and the Allianz Group. The success of this product with SMEs has bolstered the Group's strategy.

2003 Outlook

Euler Hermes will continue to deploy its business model, the basis for the Group's lasting, profitable development, in all of the countries in which it is active. Its strategy is based on:

- high-quality risk selection, based on the collection of exclusive information and local risk analysis,
- integrated information systems opening the way to synergies within the Group,
- adhering to quality standards,
- a commitment to excellence vis-à-vis customers.

At the same time, the Group will continue to integrate Hermes, thereby taking advantage of all available synergies, in particular in IT, reinsurance and in the exchange of best practices.



Legal protection



Premium income from legal protection insurance continued the upward trend seen in the French market in 2000 and 2001, rising more than 10% in 2002. Nevertheless, the number of individuals and professionals with legal protection coverage is well below this market's potential, leaving room for considerable further growth.

The legal world is complex, the court system is overburdened and legal expenses are high. It is in this context that AGF is gradually broadening its legal protection line, and its customer base is widening to include associations, SMEs, craftsmen and merchants. The holder of a legal protection policy receives the legal and financial assistance necessary to resolve a dispute with a third party, either in or out of court. Should disputes go to trial, the policy covers legal fees. In this way, the policy protects individuals and professionals alike from a wide range of common disputes and lawsuits. This type of insurance is increasingly becoming a standard way of asserting rights in the legal system.

Results

AGF's legal protection business achieved several milestones in 2002:

- A new divisional structure was implemented, centred around Protexia France. Société Française de Recours contributed its entire portfolio of legal protection policies to Protexia (ministerial decree dated 24 September 2002, published in the *Journal Officiel* of 4 October 2002).
- A new range of products was designed and further work will be undertaken in 2003, in particular regarding policies for independent professionals.
- New affinity group contracts were underwritten, and from January 2003 legal protection was included in automotive policies distributed by AGF agents.
- A new logo was created, as were the brands Protexia Courtage (which caters for brokers) and Protexia Assurances (dedicated to AGF agents).
- A new organisational structure was gradually implemented and procedures formalised, ensuring better service quality for customers.

Under the new structure as a single entity, premium income totalled 18 million euros in 2002, making AGF one of the ten largest providers of legal protection insurance in France. Pre-tax profit was 4.76 million euros and the solvency margin stood at 248%, excluding unrealised capital gains.

Breakdown of Protexia's capital as of 31.12.2002


41.79%
AGF La Lilloise
AGF Iart
CFDP Assurances

Breakdown of 2002 premium income by distribution channel


57%
General agents
Brokers

Outlook

Protexia France intends to expand significantly in the coming years, while keeping technical and financial criteria on a sound footing and maintaining the level of profitability achieved in 2002.

As part of this strategy, Protexia France will continue to rationalise its sales efforts in the broker networks, create new partnership arrangements with brokers, in particular for affinity groups. Together with AGF Assurances and its partner-shareholder CFDP, Protexia will endeavour to increase penetration of both the individual and independent professional markets, via the AGF network of general agents.


Asset management,
banking and finance,
property



Financial services are an integral part of the strategy AGF has developed over the last few years to offer global solutions for protecting people and their property. Via its distribution networks, AGF offers a comprehensive array of financial services, from banking and asset management to property-related services. These businesses generate total revenue of 1.7 billion euros.

Asset management

AGF Asset Management

A comprehensive array of products and services

With 220 employees and more than 53 billion euros under management, AGF Asset Management is one of France's major players in asset management. In 2002, the company pursued its strategy to expand the services it offers to its three core groups of customers. These are:

- Corporate treasurers and institutional investors.
- Insurance companies of the AGF Group.
- Individual investors attracted to AGF Asset Management via the AGF network and external partners.

Renowned local and international expertise

AGF Asset Management offers its customers an unparalleled suite of services, owing to the combination of its own expertise with that of the subsidiaries of Allianz Dresdner Asset Management (ADAM).

AGF Asset Management's capabilities are extensive and have a long history. Supplementing its own know-how in diversified asset management, the company accesses the ADAM Group's economic and financial research for euro-zone and other European fixed-income and equity investments. It also leverages the expertise of two AGF subsidiaries, AGF Private Equity and AGF Alternative Asset Management. Lastly, the company takes advantage of the expertise in non-European equities and fixed-income investments of two ADAM Group subsidiaries (RCM and PIMCO).

Customer-oriented organisation

To offer the most personalised service, AGF Asset Management has set up sales teams dedicated to each customer segment. It has a 20-person team devoted to measuring performance by asset category, designing reporting systems and handling customer service.



Results

Many commercial successes during the year

Third-party asset management Breakdown by customer type


81%
5%
14%

- Institutions and corporate
- External distribution
- AGF network

Breakdown of assets under management by asset class

65%

13%

- Fixed-income
- Money market
- Diversified
- Equities

Despite a difficult market, the company's business development strategy paid off, and the range of products and services it has implemented performed well.

At 31 December 2002, assets under management totalled 53 billion euros, vs. 55.4 billion euros at the end of 2001. The 4.3% reduction reflected a very sharp decline in the financial markets in 2002, partially offset by inflows from corporate customers.

These inflows resulted from several new accounts AGF Asset Management won through competitive bidding. The new customers are both institutions that have decided to use AGF Asset Management for all investments, and corporate customers, in many cases obtained through AGF Collectives.

In addition, to support distribution of investment trusts by the AGF network, the product line was reconfigured, and AGF Asset Management staff redoubled their efforts to support, teach and inform the network. In addition, training materials were prepared to respond to customer concerns in the wake of the stock market decline and a new "letter to clients" was designed.

Performance

Against this particularly difficult background in the equity markets, our equity-based and diversified investment trusts posted respectable performances compared with their rivals. Property funds performed particularly well and were among the best in their category. Our bond and money market funds also posted fine performances. Most finished the year with very good rankings over both one and three years.

The product range is constantly being enriched

In 2002, AGF Asset Management continued to expand and adapt its product range.

For individual customers, AGF Asset Management undertook the following initiatives:

- Four new structured products, offering either a guarantee of principal or some downside protection, were launched for life policyholders and securities account holders alike.





- AGF Multi Alternatives, designed together with AGF Alternative Asset Management, offers a unique portfolio of alternative and monetary investments. The fund's objective is to generate, over three years, a return in excess of that of the money market while accepting a limited amount of risk.

AGF Asset Management also contributed to implementing a suite of products for medium- and long-term savings:

- At the end of 2001 AGF Asset Management created a range of time horizon funds, intended to build up the investor's capital while preparing for retirement. These funds have now been included in most of the Group's life insurance contracts.
- Seven of AGF Asset Management's investment trusts were chosen by AGF Epargne Salariale to be included in AGF Stimeo, the Group's product for employee savings schemes. Finally, five employee investment trusts (FCPE) were created in 2002 to broaden the range of savings options available to AGF employees beginning in 2003.
- A fourth generation of innovation investment trusts (FCPI), AGF Innovation 4, managed by AGF Private Equity, was launched at the end of the year and collected 34 million euros.

Lastly, AGF Asset Management created an investment trust based on the theme of sustainable development, AGF Valeurs Durables. Open to all customers, this fund is invested in euro-zone companies that show a commitment to protecting the environment and fostering the well-being of the community at large.

Outlook

After completing its merger with Dresdner RCM Gestion during the year, AGF Asset Management continued to pursue its strategy to expand third-party management by offering an enriched range of asset management and other services.

In equities, a new range of products eligible for inclusion in French "PEA" equity-savings plans, which can now accommodate eligible investments from all EU countries, will be ready at the start of 2003. The sustainable development theme, pioneered by AGF Valeurs Durables, will gradually be extended to all of our equity portfolios.

A new diversified investment trust, AGF Rendement Réel will be offered. The objective of this fund will be to protect the investor's principal from the risk of renewed inflation.

In 2003, AGF Asset Management staff will also be called upon to ensure that the change of custodian to Société Générale occurs smoothly.

Lastly, in our continuing effort to remain in close contact with our customers and improve the information they receive, a new internet site was launched in early 2003. Organised like a portal and segmented by type of customer, it includes a full presentation of the company's range of expertise, products and services. ■

Department of insurance investments



The Department of Insurance Investments focused more sharply on its advisory role vis-à-vis General Management and the Group's other divisions, against a background of beleaguered financial markets.

The department played a more forceful role in Investment Orientation Committee and Financial Committee meetings, intensifying contacts with the asset management companies in the AGF Group, in a drive to optimise the Group's asset management activities.

Financial Accounting met the additional demands of carrying out the quarterly close in accordance with both US and French GAAP. A new financial accounting tool was adopted and will be implemented in 2003.

Asset / Liability Management expanded its services to other Group companies in France and abroad. A technical dialogue was initiated with the Allianz Group, in particular regarding the use of the best tools available in the market.

Financial Income Forecasting was particularly useful towards the end of the year, when the markets were very uncertain and volatile. In addition, issuer commitments were tracked more closely, in cooperation with Risk Management (see corresponding chapter).

Long-term Equity Investments once again made an important contribution towards realising the Group's objectives for capital gains on securities. Specifically, in 2002 several transactions took place with regard to banking sector holdings.

Results

Assets under management and allocation (at market value)

Insurance company assets under management dipped slightly in 2002 compared with 2001, mostly because equity markets declined very substantially during the year (the CAC 40 lost 37%), reducing the value of assets backing up unit-linked contracts. The sale of AGF Mat to Allianz caused a change in scope, which also reduced assets under management.

Concurrently, allocations to equities continued to be scaled back. In life insurance, only 17.1% of assets were invested in equities, vs. 20.5% a year earlier. The same trend prevailed in the non-life portfolios.

Allocation to bonds increased slightly in 2002 compared with 2001. Life insurance portfolios were 64.6% invested in bonds and non-life portfolios 50.2%. The weighting increases came about primarily because long-term interest rates declined during the period.

The market value of property investments in life insurance portfolios held steady at around 9% and declined slightly in non-life portfolios to 15.6%. Disposals during the year, which generated significant capital gains, were partially offset by an increase in the value of assets held in the portfolio.

Money-market assets were still high at the end of the year, at 7.4% for AGF Vie and 13.7% for AGF Iart (non-life), reflecting our cautious view of the financial markets.

Investment profitability (book value)

Book profitability, which measures interest, dividends and net capital gains realised during the period, divided by average annual



outstandings, at book value, was significantly affected by high provisions for lasting impairment in the value of assets.

Provisions for lasting impairment in value were booked in accordance with the rules and recommendations of the National Accounting Council (CNC) and their amount reflected the sharp decline in equity markets in 2002, itself a continuation of the downtrend that had already begun in 2001. Net 2002 provisions for lasting impairment* totalled 570 million euros for the life companies and 102 million euros for non-life companies, depressing book profitability at the life companies to 3.2% and at the non-life companies to 6.3%.

* excl. provisions on consolidated securities

Assets of the Group's French insurance companies

Life companies(1)

Unconsolidated, in market value and in millions of euros

	31.12.2002	%	31.12.2001	%
Fixed-income instruments	26,787	64.6%	25,913	63.8%
Equities	7,093	17.1%	8,307	20.5%
Properties	3,677	8.9%	3,635	9.0%
Absolute performance	847	2.0%	964	2.4%
Money market	3,084	7.4%	1,791	4.4%
Total (excl. unit-linked)	**41,488**	**100.0%**	**40,610**	**100.0%**
Unit-linked	5,403		6,610	
Total (incl. unit-linked)	**46,891**		**47,220**	

Non-life companies(2)

	31.12.2002	%	31.12.2001	%
Fixed-income instruments	5,130	50.2%	4,878	47.7%
Equities	2,031	19.9%	2,109	20.6%
Properties	1,594	15.6%	1,656	16.2%
Absolute performance	74	0.7%	110	1.1%
Money market	1,400	13.7%	1,483	14.5%
Total	**10,229**	**100.0%**	**10,236**	**100.0%**
Grand total	**57,120**		**57,456**	

(1) AGF Vie, Arcalis, CGP2, Coparc and Génération Vie

(2) AGF Iart, AGF La Lilloise, Assurances Fédérales, Mathis, Qualis, Calypso, Protexia, La Rurale, Mondial Assistance France, Elvia Voyages and France Secours.

Banking and finance



Banque AGF

Banque AGF has completed its second full year of operation in its new format, adopted in October 2000, which includes a comprehensive range of consumer services and its traditional cash and financial market activities. Banque AGF also acts as a holding company, now focused on the Group's investments in Entenial and the stock broking company Oddo.

Consumer banking services

Consumer banking services continued to benefit from the momentum built up in 2001. At 31 December 2002, Banque AGF had 260,000 customers and had opened 112,000 Multi-services accounts for them. This account combines a savings account earning an attractive rate of interest with a cash management feature.

Also at year-end 2002, customer deposits (demand and savings accounts combined) totalled 758 million euros and outstanding loans (consumer loans and savings-based loans) totalled 572 million euros, vs. 567 million euros at end-2001. In the loans category, the rise in consumer credits offset the decrease in savings-based loans, which are collateralised by financial assets. At the same time, despite the sharp drop in financial markets, the amount of securities held by customers remained stable at 307 million euros.

Banque AGF's comprehensive range of banking products is offered by the AGF distribution network, a 7,000-strong workforce attentive to customer needs. It includes the salaried sales representatives, the general agents and the network of brokers. Banque AGF is also accessible through other, distance-banking channels. Customers made increasing use of distance-banking in 2002. Each week, Banque AGF fielded 12,000 telephone calls and handled around 4,000 calls to its interactive voice server.

Cash and financial markets

Against a backdrop of steadily declining interest rates, the bank's traditional business posted excellent results, in excess of the previous year's performance.

Holding company activity

Banque AGF's holding company activity remains limited to managing the Group's 72.15% investment in Entenial, a financial institution specialised in the property sector, and its 27% investment in the stock-broking company Oddo.





Results

in millions of euros

	2002	2001
Net banking income	63.1	53.4
Net profit (uncons.)	-9	-8.0
Net profit (cons.)	+10	-8.5

Business volume

W Finance's main activity is to provide access to financial products through its role as a wealth management advisor. The products it offers are mostly marketable securities, sold either directly or through unit-linked life insurance policies.

W Finance

Founded over 30 years ago by the Worms Group, W Finance, now a subsidiary of the AGF Group, is a financial institution specialised in the design, management and distribution of private banking services for high net worth individuals. It also serves corporate and institutional customers through a special suite of services. W Finance operates primarily through its network of 179 financial advisors located throughout France and its overseas *départements* and territories.

W Finance focuses on the following three areas:

- Marketable securities, via a range of innovative and diversified products,
- Unit-linked life insurance, via its Coparc subsidiary, which is specialised in this type of investment,
- Property investment, oriented towards the real estate investment trusts of Immovalor Gestion, a company it owns jointly with Banque AGF.


New business by type of product
44%
15%
2%
Real estate investment trusts
Property
Marketable securities
Life insurance (Coparc)
Breakdown of assets under management
35.2%
11.84%
Real estate investment trusts
Marketable securities
Life insurance (Coparc)

Banking and finance

In 2002, the major financial markets retreated dramatically and uncertainties of all kinds increased. All this had a profound impact on investor confidence.

This particularly difficult environment had several consequences for W Finance:

- Business volume declined by 14%;
- Turnover among W Finance's financial advisors rose;
- Assets under management declined by 152 million euros or 9.6%, a direct result of the drop in financial markets. The decline in asset values was only partly offset by new inflows.

Against this gloomy background, sales of property-based products rose fourfold, constituting one of the highlights of the year. The Financial and Estate Engineering department of W Finance, created in 2001, continued to ramp up its activities, enabling the company to offer new solutions to complex wealth management situations and to beef up the expertise of the network of financial advisors.

Milestones

In this context, efforts focused on three areas in 2002:

- Product innovation, which this year once again provided support to the business through investment trusts and structured products suited to today's economic conditions. Most of these products are eligible for inclusion in life insurance contracts.

- Technology and services continued to be upgraded, in particular through software designed especially for the sales network. W Finance also implemented tools that do a better job of optimising customer asset allocation.

- Operating costs. Considerable attention was paid to reducing them, both in the network and at the head office, beginning in the second half of the year, when they were cut by 3%. The 2003 budget calls for an additional 3% saving.

Results

Lower new inflows and lower assets under management had a negative impact on the contribution margin (-7%). After booking exceptional provisions of nearly 3.5 million euros, W Finance posted a consolidated net loss of 3.8 million euros.



File No. 82-4517



Outlook

The 2003 budget is based on the following scenario:

- financial market conditions stabilise;
- assets under management are valued very conservatively;
- W Finance continues to emphasise product innovation and to put new products on the market on a regular basis;
- the number of financial advisors increases at a realistic pace.

Reducing operating costs and increasing productivity through better use of operational tools will constitute the 2003 budget's highest priorities. These measures should improve W Finance's operating profit significantly beginning in 2003.

Entenial

Entenial is the AGF Group's bank specialised in property and other asset financing.

Entenial finances property and other assets for individuals and arranges structured financing for corporate clients. To its large account customers, drawn principally from the property industry, it offers banking services and advice in complex financial and property deals.

A wide range of products and services addresses all the financing, saving and investment needs of Entenial's customers. Entenial offers them innovative solutions suited to their specific needs, while remaining mindful of their overall portfolio management requirements. Individuals have access, for example, to diversified property and asset financing solutions, tailored to their customer segment: first home purchase, purchase and resale, purchase of a property as an investment, share leasing, estate planning. Similarly, corporate customers benefit from Entenial's structured financing expertise, through long- and short-term borrowings or leasing arrangements, and can also access services tailored to their business sector (banking services, property appraisal and valuation, advisory services and investment funds).

Entenial's businesses

ENTENIAL PRODUCT RANGE

Individuals	Corporate customers	
Products designed and distributed by Entenial • Property financing • Quatrinvest (packaged products for investment properties) **Products provided by Entenial's partners** • Investment & savings products • Consumer credit • Ancillary services (insurance, etc.)	**Services & engineering** • Financial advisory and engineering services in property sector, property appraisal • Bank account management	**Structured financing** • Financing of corporate assets (long-term loans and leasing) • *Project financing* • Property development financing

Entenial's distribution strategy is multi-channel: it uses 4,000 partners, 90 branches and correspondents throughout the country, a telesales platform and the internet. It also markets its services in a effective way, offering online services that cater for each type of partner. In this way, it makes its expertise available not only to customers but also to its business referral partners.

Results and outlook

Entenial's profits rose sharply for the sixth consecutive year. In 2002, pre-tax profit stood at 53.1 million euros, up 40.5% over 2001. The primary factors behind the increase were net banking income, which rose 10.6%, and outstanding loans, which expanded by 3.0%.

Entenial also booked an exceptional gain of 77.6 million euros in 2002, resulting from the recognition of deferred tax assets, which lifted net profit (group share) to 130 million euros. Entenial's return on equity stood at 14.6% excluding the exceptional gain, compared with 11.7% in 2001.

Entenial also saw high business volume in 2002. Loan production totalled 2,757 million euros, up 26.5% over 2001. In the consumer segment, new loans totalled 1,946 million euros, up 34.7%. Average deposit balances stood at 1,021 million euros and at year-end, outstanding investments totalled 664 million euros. Staff totalled 1,400.

Entenial has an ambitious strategy and seeks profitable growth in all of its lines of business.



48% 23% 11% 4%

Consumer loans: 71%
- Home ownership
- Investment property

Corporate lending: 29%
- Asset financing
- Property development
- Project financing

Oddo et Cie



Alongside senior managers and the members of the Oddo family, AGF has been an institutional shareholder of Oddo & Cie since 1988 and holds 27% of the shares.

The two groups collaborate in three principal areas:

- advisory services and order execution for AGF Asset Management;
- new life insurance premium income from the Fipavie and Assuractif range via Génération Vie, a joint venture between Oddo (20%) and AGF (80%).
- High-end portfolio management through the AGF Assurfinance network (Oddo Portefeuille range).

Oddo Pinatton's operating environment

2002 was a particularly difficult year for the financial markets. All major stock market indices were down. The CAC 40, the leading French index, lost 33.75% and the consequences for most markets are likely to be painful. The promised economic recovery did not materialise, and from the autumn of 2001 a crisis of confidence enveloped investors in the wake of the bankruptcy of Enron, the energy trading company. Investors reshuffled their portfolios, shunning long-term investments. Volatility reached unprecedented levels, while transaction volumes contracted and prices plunged.

In this adverse environment, Oddo had a difficult year. Virtually all businesses contracted. Own-account activities, owing to the excessive market volatility, were particularly hard hit.

Despite these difficulties, the Oddo Group's operating profit was slightly positive, whereas many rivals were in the red and are scaling back their activities.





Results

Net banking income declined by 27.1% to 141.1 million euros, vs. 193.5 million euros in 2001. These results broke down as follows:

in thousands of euros

	2002	2001	Diff.	%
Interest, securities and investments	10,477	15,437	-4,960	-32.1%
Corporate finance	2,298	9,872	-7,574	-76.7%
Intermediation	86,535	98,601	-12,066	-12.2%
Asset management	42,289	44,796	-2,507	-5.6%
Own account	11,105	37,800	-26,695	-70.6%
Market operating expenses	-11,559	-13,000	+1,441	+11.1%
Net banking income	**141,145**	**193,506**	**-52,361**	**-27.1%**

Operating expenses were cut by 5.6 million euros, or 11.6% to 42.7 million euros vs. 48.3 million euros in 2001. Oddo was particularly attentive to reducing operating costs and more significant cuts are planned for 2003.

Personnel costs declined by 10.4 million euros, or 11.6%, to 79.2 million euros, vs. 89.6 million euros in 2001. The variable pay system took up some of the slack caused by lower business volumes.

Operating profit was down 30.9 million euros, or 84%, to 5.9 million euros, vs. 36.8 million euros in the previous year.

Net exceptional items were a positive 24 million euros, including a capital gain of 26 million euros from the sale of Euronext shares.

After exceptional items and corporate taxes, net profit (group share) totalled 20.2 million euros vs. 35 million euros in 2001.

Outlook

After three consecutive down years, stock market investors are hoping for a rebound in 2003. Economists and analysts are projecting a 5-10% rise in financial markets. If this might seem modest in comparison to the heady years of the technology stock bubble, it would also be a significant break with the last three years of sharp declines. But the economic climate is still uncertain.

Careful to make sure that its expenses remain in line with its business volume, Oddo remains confident in its ability to bounce back as soon as markets recover and expand over the medium and long term.

Property


AGF
AGF
IMMOBILIER
VEND
01 44 86 44 44
www.agf.fr

AGF Immobilier

2002 was not a vintage year for the office rental market. Demand weakened considerably in the second half and settled at a temporary equilibrium with supply. But a downward adjustment is taking place again, expressed in a variety of ways, such as lower rentals, longer rent-free periods and owner-paid fit-out. This has translated into longer negotiation periods. 2003 might be perkier, but only, of course, if economic growth picks up.

In the residential rental market, rentals increased by up to 15% in 2002 when there was a change in tenant in units up to 100 m². This trend prompted a decline in tenant mobility, however. It seems unlikely that these increases will continue into 2003, as rentals have for the moment reached a plateau.

The story was different, however, in the property investment market, where transactions in France totalled 11.4 billion euros, illustrating that French office space was attractive to international investors. This market was relatively active during the first half of the year, despite high prices, then weakened in the second half. Prices should not rise significantly in the residential market in 2003. On the other hand, a sharp decline does not seem likely either, because the supply of units for sale is limited, and interest rates are currently low.

Results and outlook

Total revenue for the AGF Group's property division in France stood at 253 million euros in 2002. During the year, properties worth 571 million euros were sold, representing 30 block sales and 315 lot sales, generating consolidated capital gains plus write-backs of provisions of 310 million euros.

Thanks to our continued efforts to rehabilitate buildings and renegotiate leases and despite a slight increase in appraised values, AGF saw the market value of its directly-held property portfolio rise to 4.8 billion euros at the end of 2002, a 2.8% rise compared with a year earlier (at constant structure).

Sophia

Sophia is a property company listed on the *Premier Marché* of the Paris Bourse. It is a member of the SBF 120 index and the NEXT 150 index. The fourth-largest property company in France by market capitalisation, which exceeds 1 billion euros. Sophia was 27% owned by AGF at the end of 2002.



Sophia operates and develops properties composed essentially of Paris area office buildings. Their value, as estimated by outside appraisers, is 2.7 billion euros.

Sophia's positioning is its competitive edge: 100% business properties, in carefully selected locations. The vacancy rate in Sophia's properties was around 2.4%, which is particularly low in today's wait-and-see market. The company continued its policy of dynamic management: properties worth 291 million euros were added to the portfolio and others worth 111 million euros were sold, generating capital gains of 42 million euros.

Results

in millions of euros

	2001	2002	% chg.
Rental income	164.7	183	+11%
Ordinary cash flow	116.8	130.4	+12%
Consolidated net profit	91.6	107.9	+18%
Group share	90.4	106.7	+18%

Outlook

Beginning in 2003, listed property investment companies (SIIC) can opt for a new, advantageous tax status that should open up expansion opportunities for Sophia.

By pursuing the well-defined strategy it implemented five years ago, and with the support of its sound fundamentals, Sophia should see its cash flow per share rise again in 2003 by around 10%.

Gecina

Following Gecina's takeover of Simco in the autumn of 2002, Gecina became the third-largest property company in Europe and the largest in the eurozone as measured by portfolio value, which stood at nearly 9 billion euros. The merger of the two groups created a first-class property company that stands out from its peers by its geographical focus on the Paris area, where 97% of its property assets are located and its mixture of residential (52.6%) and office (47.4%) properties. Listed on the *Premier Marché* of the Paris Bourse, Gecina is also a member of the SBF 120 index and since 2 January 2003 of the Euronext 100. At the end of 2002, its market capitalisation totalled 2.7 billion euros. At the same date, AGF held 23.8% of Gecina's shares.

Results

Gecina's consolidated 2002 rental income, including rentals collected by Simco from 15 November 2002, totalled 293.6 million euros, representing an increase of 9.9%. On a proforma basis, rental income totalled 522.1 million euros. Rental income received a boost from favourable conditions in the residential rental market and from the upside potential in office rentals. Excluding properties awaiting sale and at comparable structure, rental income rose by 5.7% (residential: 5.9%; office: 5.3%). Gecina continued to turn over its portfolio so as to obtain a better balance between residential and office properties, kept a tight grip on costs and controlled interest expense. These factors enabled the company to post pre-tax cash flow of 146.3 million euros, up 18.8%. On a per-share basis, pre-tax cash flow rose by 13.4% to 7.5 euros, outpacing the targets set by the group.

Gecina sold properties worth 334.9 million euros during 2002, bringing capital gains for the year to 93.2 million euros. Consolidated net profit, group share, was up 15.4% at 130.8 million euros, or 6.7 euros per share, a rise of 10.2%. NAV per share totalled 154.98 euros, up 9.4%.

Outlook

In the context of its merger with Simco, Gecina is continuing to pursue its growth strategy. It aims to optimise the upside potential of its office properties, while maintaining a significant residential division. The balanced nature of Gecina's portfolio gives it a risk profile that is well-suited to the current economic environment.


AGF


International



AGF and Allianz share geographical responsibilities between them. In this context, AGF owns and manages the subsidiaries located in the Benelux, South America, Africa and the Middle East. In Spain, AGF shares ownership and management responsibilities with RAS. AGF has drawn up a business plan with each of its subsidiaries that is in line with the Group's overall financial objectives.
Like the Group as a whole, the international division focused in 2002 on improving results in the non-life businesses, expanding the life insurance and financial services arms and diversifying distribution channels.
International insurance businesses (excl. Assistance and Credit Insurance) generated 33.27% of total premium income in 2002.

Breakdown of premium income outside France


23%
South America
Spain (AGF share)
Belgium
Other
Netherlands

AGF outside France

Europe

Belgium

AGF Belgium posted premium income of 815 million euros in 2002, down 5.9% compared with 2001. This figure broke down into 61% in life & health insurance and 39% in property, casualty and liability insurance. During the course of the year, wide-ranging steps were taken to improve the risk profile of non-life portfolios, where claims experience had deteriorated significantly. These steps have had an impact on new business volumes, in life and non-life insurance alike, and will be completed in the first half of 2003. AGF Belgium's objective is now to return to growth.
To this end, the "Projet Courtage" was launched in 2002. An ambitious, three-year growth plan, it emphasises our desire to increase the number of brokers who are "AGF Belgium Partners", while deepening our relationship with those who already enjoy this status.

Breakdown of premium income in Europe excl. France


24%
30%
2%
Belgium
Netherlands
Spain
Other

In life & health insurance, premium income posted a limited decline.
In individual life, unit-linked products suffered a significant decline (32%), offset by an increase (12%) in capital accumulation products. In group insurance, premium income continued to advance (4%).



The new pension law, in effect from the start of 2003, opens up additional potential in the independent professional and SME markets, and points to robust future growth in these segments. The results of the Luxembourg company EWA Life were consolidated with the accounts of AGF Belgium for the first time in 2002.

In health insurance, Assurcard continued to expand its base and welcomed several new partner companies. Assurcard is a smart card for direct payment to healthcare providers, launched in 2001 at AGF Belgium's initiative.

In property, casualty and liability insurance, premium income was down by 8.3%, owing to steps taken during the year to improve portfolio risk. At the same time, premium rates were increased significantly (15% in automotive liability), but not enough to fully offset the impact of the portfolio clean-up. Improved portfolio quality has already led to lower claim frequency.

The group accident portfolio was sold to Assubel SA as part of the reconfiguration of the partnership between the two entities. Deterioration in the financial markets took a heavy toll on 2002 results, in that it required large provisions for lasting impairment in the value of assets in our equity portfolios.

The insurance activities of the AGF Belgium group posted a negative contribution of 77 million euros (AGF share) to consolidated Group net profit before goodwill, primarily because 111 million euros in provisions for lasting impairment were booked during the year.

Netherlands

The activities of Royal Nederland and Zwolsche Algemeene were grouped into a single management unit in early 2001. In August 2002 they were placed under a single holding company, Allianz Nederland.



The process of integrating Royal Nederland and Zwolsche Algemeene is taking place as planned. The new brand name was launched in the spring of 2003.

Allianz Nederland's premium income totalled 1,529 million euros in 2002, up 12% compared with 2001. It was 40% composed of life & health insurance and 60% composed of property & casualty insurance.

In life & health insurance, premium income was up by 4% at 616 million euros, growing relatively slowly because new tax regulations made savings products less attractive. In addition, the mortgage market remained lacklustre. Lastly, pension and family income protection products were favourably received.

Results of life & health insurance operations contracted, because commissions declined along with share prices, while certain costs were higher, in particular IT costs.

In property, casualty and liability insurance, premium income climbed by 18.5% to 913 million euros. The increase derived primarily from a 34% rise in fire insurance premiums and a 23% increase in civil liability insurance premiums. Automotive insurance also posted a healthy advance.

The combined ratio improved from 105.3% to 102.2%, due essentially to the increase in premium rates. As a result, the operating results from property, casualty and liability insurance increased sharply.

The insurance activities of Allianz Nederland contributed 20 million euros to consolidated Group net profit before goodwill. This contribution represented a decrease from 2001, principally because of provisions for lasting impairment booked in the equity portfolios.

Spain

Allianz Seguros, the AGF Group's subsidiary in Spain, posted premium income down 7.7% at 1,020 million euros (AGF share), reflecting an unfavourable base of comparison. The breakdown was 29% from life & health insurance and 71% from property, casualty and liability insurance.

In life & health insurance, premium income totalled 299 million euros, vs. 485 million euros in 2001, which included a single premium payment of 233 million euros related to Banco Popular's commitments.



Life insurance, excluding pension products, rose 7.7% to 218 million euros, vs. 202 million euros in 2001. Individual life posted satisfactory growth, except for pure financial products which were down by 9%. Conversely, traditional individual life rose 8.6% to 121 million euros.

Sales in the traditional distribution network rose sharply (17.2%), but this performance was counteracted by a 59% drop in premium income from bank insurance. Lastly, premium income from group insurance totalled 41 million euros, up 39.5% over 2001.

Allianz Seguros is the second-largest property, casualty and liability insurer in Spain. The 16% growth it posted in property, casualty and liability insurance, to 721 million euros, was well ahead of growth rates in all market segments. Automotive insurance saw growth of 14.4%, individual insurance 18.4% and industrial risks 22.9%.

The Spanish group's contribution to AGF's consolidated net profit before goodwill totalled 52 million euros (AGF share), vs. 63 million euros in 2001. The slight reduction reflected essentially provisions for lasting impairment in the value of assets.

Switzerland

Premium income remained stable at 57 million euros.
Life & health insurance was stable. Premium income from products distributed by banks declined substantially. On the other hand, business interruption insurance performed well.

In property, casualty and liability insurance, growth derived primarily from a sharp increase in assistance, accident/illness and transport insurance.

Despite favourable underwriting results, the deterioration in the financial markets weighed heavily on insurance operations in 2002, which posted a loss of 0.2 million euros.



To enable Phénix to harness synergies with other Allianz Group companies operating in the Swiss market, AGF and Allianz reached an agreement in early 2003, subject to approval by the Transactions Committee, whereby AGF will transfer its ownership in Phénix to Allianz with effect from 1 January 2003.

South America

The 2002 fiscal year was characterised by a sharp devaluation in South American currencies. Premium income from the region, at 792 million euros, represented 18% of premium income outside France.

Breakdown of premium income in South America


43%
11%
11%
5%
Argentina
Chile
Brazil
Venezuela
Colombia

Argentina

After Argentina sent out financial shock waves by defaulting on government debt, the country's GDP contracted significantly.

File No. 82-4517



The insurance market suffered from a sharp deterioration in social welfare, prompting AGF Allianz Argentina to scale back its risk exposure and adjust its structure.

Premium income in local currency was stable, with a rise in premium rates offsetting measures to reduce portfolio risk. Depreciation of the Argentinean peso caused premium income in euro terms to drop 60% to 38 million euros. Of this amount, 4% derived from life & health insurance and 96% from property, casualty and liability insurance.

AGF Allianz Argentina's insurance activities contributed 2.2 million euros to consolidated Group profit before goodwill in 2002.

Brazil



Brazil experienced a presidential election and economic difficulties in 2002. Concerns in the financial community were assuaged by the US$30 billion financing plan approved by the IMF for Brazil in September.

Faced with rising claims in automotive insurance at the start of the year due to a rise in car theft, AGF do Brasil successfully restructured its network of branches, honed its risk selection tools and adjusted its premium rates.

In local currency, premium income rose 13% from its 2001 level, whereas in euros, at 341 million, it fell 40% because of the devaluation of the Brazilian real. Premium income was composed of 33% life and health insurance and 67% property, casualty and liability insurance.

Insurance operations in the Brazilian subsidiaries contributed 4.9 million euros to consolidated Group profit before goodwill, compared with a loss of 3.5 million euros in 2001.

Chile

Thanks to strong economic fundamentals and diversification in its trading partners, Chile was able to avoid major knock-on effects from the Argentinean crisis.



By the end of the year, AGF Chile had completed its in-depth reorganisation of individual insurance activities. It improved the quality of services to intermediaries and customers, providing them with access to online information through high-quality IT tools.

AGF Chile decided to withdraw from life insurance. This business had been expanding for several years in the life annuity segment, and its future looked uncertain.

As a result of improving the risk profile of the automotive insurance portfolio, while the currency depreciated, premium income contracted by 32.8% to 90 million euros. The breakdown was 39% from life & health insurance and 61% from property, casualty and liability insurance.

Nevertheless, the insurance activities of the Chilean subsidiaries contributed 0.5 million euros to the AGF Group's consolidated profit before goodwill, vs. a loss of 10.5 million euros in 2001.

Colombia

The new president, Avaro Uribe, has a solid base of popular support, which should enable Colombia to return to relative stability and relaunch its economy.

In 2002, Colseguros continued its efforts not only to rationalise its product line, but also to reduce costs significantly. In life insurance, new unit-linked and pension products were very successful.



Because the local currency depreciated, premium income in euros fell by 37.3% to 240 million euros, but Colombian insurance activities nevertheless contributed 21.6 million euros to consolidated Group profit before goodwill, compared with 2.6 million euros in 2001. Of this amount, 42% derived from life & health insurance and 58% from property, casualty and liability insurance.

Venezuela

The 2002 fiscal year was impacted by economic and political difficulties. The Venezuelan bolivar depreciated by 53%, more than that of any other South American currency except the Argentinean peso.

At 84 million euros, premium income for the year was down 32% compared with 2001. Of this amount, 24% derived from life & health insurance and 76% from property, casualty and liability insurance. Despite the challenging economic context, Adriatica de Seguros, through its knowledge of the local market, was able to expand its activities. Moreover, constant improvement in claims monitoring tools together with better cost control pushed the combined ratio down by 6% to 99%.

As a result of a large foreign currency gain, the Venezuelan subsidiary contributed 23.2 million euros to consolidated Group profit before goodwill, vs. 2.5 million euros in 2001.



West Africa, North Africa, Middle East

West Africa

AGF's west African subsidiaries posted premium income of 60.3 million euros in 2002, up 8% from 2001 on a comparable structure basis.



Non-life insurance premium income totalled 41.3 million euros. Life insurance premium income totalled 19 million euros.

AGF Afrique subsidiaries achieved this growth rate because they performed well and were well represented locally in an environment characterised by political uncertainty towards the end of the year.
AGF Afrique maintained its high-quality underwriting results, and consequently, its insurance activities contributed 2.3 million euros to consolidated Group profit before goodwill in 2002.

Lebanon

Société Nationale d'Assurance (SNA), 56%-held by AGF remained a major player in life insurance in its market in 2002.



The drive to achieve a better balance in premium income by adding a high-quality portfolio of non-life policies was successful. Total premium income in 2002 totalled 35 million euros, up 7% in constant dollars, including 6 million euros deriving from property, casualty and liability insurance and 29 million euros from life & health insurance.

In 2002, the insurance activities of SNA contributed 2.3 million euros to consolidated Group profit before goodwill.

Saudi Arabia

The events of September 2001 and the economic uncertainties that followed did not affect the bank life insurance activities we carry out in partnership with BSF. This business continued to post robust growth in fiscal year 2002.



Premium income, which was concentrated in savings products, totalled 13 million euros, including 0.8 million euros in pure risk coverage.

Egypt

The life insurance company, which has been in a start-up phase since October 2001, continued to grow throughout 2002. At the end of the year, a new 100-strong salesforce was created, paid on a commission basis. Also during the year, two bank insurance agreements came into effect with prestigious banks representing a potential of 450 branches. Despite a mixed economic picture, the expansion in the company's business was encouraging.



Tunisia

Astrée continued to perform well, and as a result strengthened its position among the most profitable companies in the Tunisian market. In accordance with the new Tunisian insurance code Astrée increased its share capital to 7 million euros.



Overseas *départements*

In 2002, AGF Outre-mer posted premium income of 165 million euros, up 7.8% compared with 2001, thereby strengthening its position among the leaders in this market. The property, casualty and liability business saw strong growth, with premium income rising 11.2% compared with 2001.
Life & health insurance activities contracted slightly (2%) because of trends in the financial markets.
Thanks to better risk selection and adjustments to premium rates, the combined ratio remained stable, despite tropical cyclone Dina, which struck Reunion Island in January 2002. ■




Other
businesses



AGF also comprises numerous transverse activities that improve service quality and better meet customer needs or that facilitate the work of its employees. Reinsurance, IT services, internet sites, purchasing and administrative services all require a specific set of professional skills.

Other businesses

Reinsurance

In the past, AGF companies accepted reinsurance risks from direct insurers. This activity was discontinued several years ago, but existing commitments continue to give rise to claims, in some cases many years after acceptance, both through treaties and on a facultative basis.

Although AGF no longer accepts reinsurance from outside the Group, treaties are sometimes concluded with subsidiaries, to provide capacity when market conditions would otherwise be too onerous.

Results and outlook

Cession is AGF's main reinsurance activity. The objective is to protect the results of the Group's French and international insurance companies, while optimising cost and keeping an eye on the solvency of reinsurance partners.

However, over the last few years the reinsurance market has been directly affected by a series of catastrophic claims, from the Lothar and Martin storms at the end of 1999 to floods in 2000 to the WTC terrorist attacks and the explosion of the AZF plant in Toulouse in 2001. Financial market declines have also taken their toll on the reinsurance market.

The result of these difficulties has been a change in the reinsurance landscape. Some reinsurers have been weakened, signalling renewed concentration. At the same time, underwriting terms have become tougher.

This phenomenon moved up a gear at the start of 2003, but was already clearly visible when treaties were renewed in 2002.
At the worldwide level, 2002 was not a year of disasters, either in number or severity, although the flooding in the Gard, a *département* in southern France, experienced its largest natural disaster in 20 years (as defined by the law of 13 July 1982, i.e. excluding storms).





As a result, AGF experienced an increase in reinsurance rates in 2002, as did all French insurance companies. AGF took these increases into account in determining its direct insurance rates.

AGF reduced the impact of higher reinsurance rates by discontinuing the use of proportional reinsurance for property, casualty and technical risks, in favour of excess of loss arrangements, which enable the Group to take advantage of the improvement in risk conditions.

Only the largest lines, namely Industrial Corporate Business (ICB), are still ceded on a proportional basis (70%) to Allianz Global Risk.

To cover terrorism risks, the French market has initiated a risk-pooling mechanism, called the GAREAT *(Groupement d'Assurance et de Réassurance des Risques Attentats et Actes de Terrorisme)*. Risks in excess of 6 million euros are fully ceded and shared by the participants. The pool is also protected by reinsurance treaties in the event the cumulative amount of claims is too high.

The *Caisse Centrale de Reassurance* (CCR) acts as an insurer of last resort, if necessary, as in the case of natural disasters.

AGF Informatique

AGF Informatique experienced its first year of relative calm in several years, following the merger of information systems, year-2000 compliance and the change-over to the euro. It is now continuing to implement its Strategic Plan, in line with projections. A new department that directs production and IT architecture, created at the end of 2001, was up and running. Its contribution is already tangible, as service quality has risen significantly. Interface between analysts/programmers and operational areas has been improved by combining AGF lart and AGF-I.
Projects are headed by AGF-I and AGF monitoring committees.

They include CRM Assurfinance, Aneto and Master A (overhaul of healthcare and life partnerships systems), Accueil Clients Vie (telephone reception for life customers), Pilotages lart and Collectives (Hélios), and SAP for AGF.

Efforts to reduce operating costs include a project to improve maintenance *(Plan de Progrès Maintenance)* and specific measures in telecommunications and desktop publishing. Significant advances have also been achieved in budgeting and in clarifying billing procedures.

AGF and the internet

During 2002, AGF added even more features to the services it offers over the internet against a background of superior technical performance. The internet is now a fully-fledged information and communications channel. It is also an effective way for the Group to maintain a dialogue with all of its partners.

In particular, the www.agf.fr site supported the marketing efforts of the networks, and the Banque AGF site allows customers to manage their accounts on line.

Results and outlook

Since October 2000, www.agf.fr has received 90,000 requests for information or rate quotes via the internet. In 2002, services were added for prospective customers. To augment loyalty among existing customers, new account services are now available. Since the summer of 2002, AGF Collectives policyholders with Planeo pension plans or Stimeo employee savings plans, for example, can check their account status on line.




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Online marketing campaigns have significantly increased traffic on the pages devoted to the products and services the networks offer and have boosted the number of requests received.

The rate of conversion of requests into new business ranged from 6% to 20%, and in many cases was in excess of the averages observed in traditional advertising.

The contents of the site's 5,000 pages are regularly updated. Focused on prevention, protection of people and their property and financial services, the pages devoted to customers and prospects have been redesigned to facilitate access to information and contact with intermediaries.

The www.agf.fr site also contains a wealth of information about the Group for institutional users. Shareholders, investors, partners, potential suppliers and job-seekers all use it to exchange information with AGF. In 2002, AGF received 4,300 CVs through the site.

www.agf.fr: key figures

- 90,000 application requests and contacts with sales personnel since 2000 (3 times more than at end-2001)
- conversion rates ranging from 6% to 20%
- 4,300 CVs received in 2002

Another aspect of AGF's internet services was upgraded when AGF Asset Management redesigned its site. This site will become a portal addressed to all of AGF Asset Management's customer segments. Moreover, 90% of new, single-risk business related to individuals that comes to AGF through the broker networks does so via the broker-dedicated extranet Déclic AGF.

In sum, AGF profited from previous investments in 2002, while optimising functionality and services offered. In 2003, AGF intends to continue the work underway in an effort to increase profitability and create value.

Purchasing

The Purchasing division continued its efforts to rationalise costs and create value for the AGF Group. In 2002, it saved more than 13 million euros on purchases, representing nearly 3% of their total.

The "Group Purchasing Information System", implemented in 2001 and based on a unique supplier database, gave AGF the visibility it needed in 2002 to develop an efficient supplier policy for 90% of expenses. The policy is also based on additional requirements in terms of quality, commitment to sustainable development and financial strength.

In 2002, AGF also evaluated new reverse-auction tools in order to make purchases more competitively in the areas covered. Lastly, the Purchasing division actively participates in the exchange of best practices implemented by subsidiaries of the Allianz Group, and, where applicable, in Group-wide negotiations.



Administrative Services



Administrative Services is in charge of the Group's premises, logistics and security. As part of its ISO 9002 certification, it has instituted a customer/supplier relationship between the Group's line entities and other user departments on the one hand and the Administrative Services teams assigned to each location on the other, whether in Paris or elsewhere in the country. Each site has an Administrative Services manager who serves as the local contact person for the employees at that site. He or she is backed up by the pooled technical expertise of the head office team.

Administrative Services maintains its commitment to:
- controlling and reducing costs,
- leading the environmental portion of the Group's sustainable development activities,
- controlling operational risks.

Administrative Services is developing a strategic plan, in concert with all of its client/partner departments, so as to contribute to the Group's efforts to create value.

The strategy focuses on four areas:
- security,
- controlling and reducing administrative costs,
- sustainable development,
- client/supplier relationships and service quality in logistics and in building services.

Security

Security is everyone's responsibility. The role of Administrative Services is to define and implement a security policy. It also trains Group personnel, and codifies and communicates comprehensive security procedures.

Administrative Services is in charge of the Business Continuity Programme (BCP), and in this capacity, reports to the Risk Management Committee.

Reducing administrative costs

Controlling the amount of paper AGF consumes is a constant preoccupation. With the help of technological innovations, Administrative Services has made "electronic only" the watchword of written communication with its partners and customers. Its three objectives are to contribute to sustainable development, reduce costs and improve the quality of communication with partners and customers.

Sustainable development

A campaign including posters, games, videos and printed materials raised awareness among employees about energy consumption and reminded them of the good habits that contribute to reducing it. Energy consumption in AGF buildings, where 80% of Group employees in France work, was collected and consolidated for the first time.



Administrative Services' technical projects testify to its commitment to better control of energy consumption. Obsolete installations are to be dismantled, and a project to turn off unused lighting and put idle work stations on standby automatically is being examined.

A study is underway in 2003 to recycle certain waste through selective waste collection and to comply with other regulations now in force.



Improvements – customer relationship, service quality in logistics and building services

In the first half of 2002, Administrative Services opened premises in Saint Denis outside Paris that meet current banking and international technical criteria. Small sites will continue to be closed to rationalise space requirements. ■

Glossary

Capital increase
Procedure by which a company raises funds. It invites investors, including existing shareholders, to subscribe to new shares at a set price.

Commercial property & casualty lines
All property, casualty and liability insurance (fire, accident, business interruption, miscellaneous risks) purchased by corporate customers.

Credit insurance
Insures corporate policyholders against non-payment of their customer receivables.

Dividend
Portion of the company's earnings distributed to shareholders. In France, a distinction is made between the "net" dividend, the amount actually paid by the company, and the "gross" dividend, which also includes a tax credit called the *avoir fiscal*.

Earnings per share
Consolidated net profit divided by the number of shares in the share capital.

Group insurance
Policies purchased by a company for all or some of its employees (supplementary health, retirement or family income protection).

Index
An indicator that measures and compares the performance of stocks and bonds.

Individual health insurance
Policies purchased individually to cover medical expenses, hospitalisation, eye care, dental care, radiology, visits to specialists, etc. and on an optional basis, sick leave pay and disability payments. In France and many other countries, these policies complement healthcare coverage provided under government-run basic plans.

Life insurance
Composed of two basic categories of insurance:
- Term life insurance that pays benefits to one or more beneficiaries if the policyholder dies;
- Endowment or long-term savings policies that pay back the initial investment plus interest or a retirement annuity to the policyholder if he or she is still living when the policy matures.

Market capitalisation
The stock market value of a company, calculated by multiplying the market price of its shares by the number of shares in the share capital.

Net book value
The net assets of the company, i.e. the total of all assets less all liabilities. This is the company's net worth. It can be calculated for a parent company (parent-only net book value) or for a group as a whole (consolidated net book value).

Personal property & casualty lines
All property, casualty, and liability insurance (mainly automotive and comprehensive homeowners') purchased by individuals.

Premium
The amounts paid by the policyholder to insure against risk. An important distinction is made between:
- premiums written: the total amount of premiums billed to customers during the current period;
- premiums earned: the portion of premiums written during the current period plus the portion written during a prior period which apply to risks the insurer bears during the current period.

Profit/loss before goodwill of banks and insurance companies
Profit or loss before exceptional items and goodwill amortisation and after corporate tax on operating companies, i.e. excluding holding companies.

Reinsurance
A contract that enables an insurer to shift risk it cannot assume on its own, either because of regulatory restrictions (lack of capital) or risk management policy. The insurance company pays a reinsurance premium to the reinsurer.

ROE (return on equity)
Net profit divided by the book value of shareholders' equity.

Share
A share represents partial ownership of a company and gives the holder the right to receive information, financial rights, voting rights and rights to the company's underlying assets.

Shareholders' equity
A company's total assets minus its total liabilities.

Solvency margin
Regulatory amount set aside in addition to underwriting reserves to cover commitments to policyholders.

Special risk insurance
Insurance policies that, because of specific characteristics of the property or persons insured, do not fit into any of the usual insurance categories.

Transport insurance
Insurance that covers both transported merchandise and the means of transport (marine or aviation).

Underwriting reserves
Value of the insurer's commitments to policyholders. Underwriting reserves are booked on the liabilities side of an insurance company's balance sheet.

Contents


AGF
General information on AGF
and its capital structure

1 - General information on the company

Name and corporate headquarters

Name: "Assurances Générales de France", also known as "AGF" ("the Company").
Head office: 87, rue de Richelieu - 75002 Paris, France.

Legal structure and legislation applicable to the Company

Assurances Générales de France is a French *société anonyme* with a Board of Directors governed by provisions I through IV of book II of the legislation portion of the Commercial Code and the provisions of decree N°67-236 of 23 mars 1967, other provisions of legislation and regulations in effect, as well as the corporate by-laws.

Incorporation of the company

Assurances Générales de France was founded under law n° 73-8 of 4 January 1973 for a period of 99 years, starting 31 August 1973 and extending through 30 August 2072.

Corporate purpose

Pursuant to article 5 of the by-laws, "The Company's purpose both in and outside France is as follows:

- to acquire stakes in all forms, but particularly through subscriptions to share issues, acquisitions, or transfers of assets, in any and all companies, partnerships or enterprises, either existing or to be created, irrespective of legal structures or purposes in the insurance industry or in any other sector, and to manage or dispose of such stakes;
- to acquire, manage or sell any and all funds and securities, whether publicly quoted or not, as well as properties and property rights, and transact any and all cash operations;
- and, more generally, to carry out any and all industrial, civil, commercial, financial, market or other operations directly or indirectly related to the purposes set forth above and any related or similar purposes".

Business registration

Company registered under number 303 265 128 RCS Paris. Code APE : 741 J.

Consultation of legal documents relative to the Company

General Secretariat *(Secrétariat Général)* of the AGF Group - 87, rue de Richelieu - 75002 Paris, France.

Fiscal year

From 1 January through 31 December.

Statutory distribution of profits

The profit and loss statement summarises income and expenses for the fiscal year, following deduction of amortisations and provisions, through the process of offsetting such income and expenses against each other. Distributable profits comprise profits for the fiscal year, less prior year losses as well as amounts to be placed in reserves subject to the laws and by-laws, increased by retained earnings.

The General Meeting of Shareholders votes on the distribution of profits, based upon the recommendation of the Board of Directors. Retained earnings or the amount to be distributed may be booked to one or more items, which are under shareholder control and subject to distribution or use, as shareholders deem appropriate. After recognising reserves, the General Meeting of Shareholders may vote to distribute amounts, which are then withdrawn from reserves. In each case, their decision shall expressly indicate the reserve line items to be used in said distribution.

General Meetings of Shareholders, Voting Rights and Thresholds

Meetings of shareholders are called and held under the terms and conditions established by the Law of 15 May 2001 relative to New Economic Regulations, known as the "NRE". All shareholders may participate in meetings either personally or through proxies. In all cases, the participation of all shareholders in general meetings is possible as soon as the shareholder's name has been registered with the Company at least five days prior to the meeting, or in the case of bearer shares, if a certificate affirming their lack of availability *(certificat de l'intermediaire habilité)* up to the date of the meeting is filed within the same period at corporate headquarters or any other location indicated in the notice of the meeting of shareholders. In such cases, shareholders shall be admitted upon proof of identity. The Board of Directors may eliminate or shorten this time period by enacting a measure that benefits all shareholders alike.

Voting by correspondence shall occur according to the terms and conditions established under applicable laws and regulations and article 21 of the by-laws of Assurances Générales de France enabling the Board of Directors to avail itself, as it deems appropriate, of e

Contents


AGF
General information on AGF
and its capital structure

1 - General information on the company

Name and corporate headquarters

Name: "Assurances Générales de France", also known as "AGF" ("the Company").

Head office: 87, rue de Richelieu - 75002 Paris, France.

Legal structure and legislation applicable to the Company

Assurances Génerales de France is a French *société anonyme* with a Board of Directors governed by provisions I through IV of book II of the legislation portion of the Commercial Code and the provisions of decree N°67-236 of 23 mars 1967, other provisions of legislation and regulations in effect, as well as the corporate by-laws.

Incorporation of the company

Assurances Générales de France was founded under law n° 73-8 of 4 January 1973 for a period of 99 years, starting 31 August 1973 and extending through 30 August 2072.

Corporate purpose

Pursuant to article 5 of the by-laws, "The Company's purpose both in and outside France is as follows:

- to acquire stakes in all forms, but particularly through subscriptions to share issues, acquisitions, or transfers of assets, in any and all companies, partnerships or enterprises, either existing or to be created, irrespective of legal structures or purposes in the insurance industry or in any other sector, and to manage or dispose of such stakes;
- to acquire, manage or sell any and all funds and securities, whether publicly quoted or not, as well as properties and property rights, and transact any and all cash operations;
- and, more generally, to carry out any and all industrial, civil, commercial, financial, market or other operations directly or indirectly related to the purposes set forth above and any related or similar purposes".

Business registration

Company registered under number 303 265 128 RCS Paris. Code APE : 741 J.

Consultation of legal documents relative to the Company

General Secretariat *(Secrétariat Général)* of the AGF Group - 87, rue de Richelieu - 75002 Paris, France.

Fiscal year

From 1 January through 31 December.

Statutory distribution of profits

The profit and loss statement summarises income and expenses for the fiscal year, following deduction of amortisations and provisions, through the process of offsetting such income and expenses against each other. Distributable profits comprise profits for the fiscal year, less prior year losses as well as amounts to be placed in reserves subject to the laws and by-laws, increased by retained earnings.

The General Meeting of Shareholders votes on the distribution of profits, based upon the recommendation of the Board of Directors. Retained earnings or the amount to be distributed may be booked to one or more items, which are under shareholder control and subject to distribution or use, as shareholders deem appropriate. After recognising reserves, the General Meeting of Shareholders may vote to distribute amounts, which are then withdrawn from reserves. In each case, their decision shall expressly indicate the reserve line items to be used in said distribution.

General Meetings of Shareholders, Voting Rights and Thresholds

Meetings of shareholders are called and held under the terms and conditions established by the Law of 15 May 2001 relative to New Economic Regulations, known as the "NRE". All shareholders may participate in meetings either personally or through proxies. In all cases, the participation of all shareholders in general meetings is possible as soon as the shareholder's name has been registered with the Company at least five days prior to the meeting, or in the case of bearer shares, if a certificate affirming their lack of availability *(certificat de l'intermédiaire habilité)* up to the date of the meeting is filed within the same period at corporate headquarters or any other location indicated in the notice of the meeting of shareholders. In such cases, shareholders shall be admitted upon proof of identity. The Board of Directors may eliminate or shorten this time period by enacting a measure that benefits all shareholders alike.

Voting by correspondence shall occur according to the terms and conditions established under applicable laws and regulations and article 21 of the by-laws of Assurances Générales de France enabling the Board of Directors to avail itself, as it deems appropriate, of electronic technology.

The by-laws do not provide for double voting rights.

Any shareholder who directly or indirectly comes to own a number of shares that crosses a threshold equal to each fraction of 1% of share capital or voting rights is required to notify the Company of his or her total ownership within five trading days of the event. Such notification shall occur by registered letter with proof of receipt and be sent to the attention of the General Secretary at corporate headquarters. In the event of failure to file said notification, one or more shareholders of a fraction of share capital equal to at least 1% may request that shares exceeding the threshold and subject to filing be denied their associated voting rights under the terms, conditions, and limitations established by law.

2 – Share capital of the AGF Group

Conditions in the Company by-laws in respect of changes in share capital and the respective rights of various categories of shares, to the extent that they are more restrictive than the law: None.

Amount and form of share capital

At 31 December 2002, the Company's share capital totalled 854,809,812.23 euros, divided into 186,906,160 fully paid-up shares.

These shares can be registered or bearer shares and may be sold at the discretion of shareholders, without any limitations and all of similar category.

The Company has the possibility of identifying shareholders by using a system that makes it possible to obtain the list of bearer shareholders from depository banks by going through Euroclear France.

Authorisations given to the Board of Directors to increase share capital

By virtue of delegations given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 5 June 2001, the Board of Directors may in certain cases have the right to increase share capital or to issue marketable securities as cited below on financial markets in France and abroad. When shares without preferential subscription rights are issued, the shareholders may in certain cases dispose of a priority subscription period under terms and conditions established by the Board of Directors, with only unsubscribed shares being offered to the public in France and abroad:

Authorisations given by General Meeting of Shareholders

	Term of authorisations	Millions of euros
Issue of marketable securities with preferential subscription rights	5 August 2003***	650* 1,500**
Issue of marketable securities without preferential subscription rights	5 August 2003***	650* 1,500**
Capitalisation of reserves, profits, paid-in capital	5 August 2003***	650*
Increase in share capital in respect of an exchange offer	5 August 2003***	650* 1.500**
Stock purchase or subscription options to corporate officers and employees	5 August 2004	31*
Share capital increases for employee members of a corporate savings plan	4 June 2004	

* Maximum amount of share capital increase.

** Maximum amount of bond issue.

*** Resolutions proposing the renewal of authorisations will be submitted to the Extraordinary General Meeting of Shareholders of 26 May 2003.

Securities not representing share capital

None.

Securities giving access to share capital

- Pursuant to the authorisation given by the General Meeting of Shareholders of 30 May 1994, the Board of Directors of 19 December 1996 granted corporate officers and certain employees 794.150 options for purchasing newly issued shares of Company stock, which was increased to 798.993 in 2002 due to the adjustment in the number and price of options granted and not exercised at 14 May 2002, resulting from the distribution of reserves at that date. 486.363 of these options had been exercised at 31 December 2002.
- Pursuant to the authorisation given by the General Meeting of Shareholders of 28 May 1997, on 17 September 1997, the Board of Directors granted corporate officers and certain employees 734,500 options for purchasing newly issued shares, which was increased to 749,436 in 2002 due to an adjustment in the number and price of options granted and not exercised at 14 May 2002, resulting from the distribution of reserves at that date. 694,029 of these options had been exercised at 31 December 2002.
- Pursuant to the authorisation of the General Meeting of Shareholders of 3 June 1998, the Board of Directors of 18 September 1998 granted officers and certain employees 959 000 options for purchasing newly issued shares, which was increased to 978.256 in 2002 due to an adjustment in the number and price of options granted and not exercised at 14 May 2002, resulting from the distribution of reserves at that date. 2,250 of these options had been exercised at 31 December 2002.
- Pursuant to the authorisation given by the General Meeting of Shareholders of 5 June 2001, on 2 September 2002, the Board of Directors granted corporate officers and certain employees 850.000 options for purchasing newly issued shares. None of these options had been exercised at 31 December 2002.

At 31 December 2002, there were no other securities (convertible or exchangeable bonds, or warrants, etc.) giving access to the share capital of the company.

Changes in share capital

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
31.08.1973	- Creation of Société centrale d'AGF with share capital equal to that of the two companies of the AGF Group (AGF Vie and AGF Iart) (art. L 322-12 al. 3 repealed by law no. 86-912 of 6 August 1986)	1,000,000		145	145 000 000
EGM 24.04.1980	- Increase in share capital from FF145 to 214.5 mn. - Public issue of 100 000 new shares at FF695 F (including FF550 paid-in capital). - With preferential rights to existing shareholders. - Capitalisation of paid-in capital by raising the par value of each former and new share comprising new share capital (from FF145 to FF195)	1,100,000		195	214 500 000
AGM 30.06.1981	- Increase in share capital from FF214.5 to FF407mn by capitalisation of reserves - Increase in par value from FF195 to FF370	1,100,000		370	407 000,000
	- Division of par value by 2 through the exchange of 2 new shares at FF185 for 1 former share at FF370	2,200,000		185	407,000,000
AGM 27.06.1986	- Division of share by 10	22,000,000		18,50	407,000,000
AGM 28.11.1990	- Share capital increase through: - transfer of shares of Péchiney, Rhone-Poulenc, Total and BFCE, - capitalisation of a portion of paid-in capital, - par value increased from FF18.50 to FF120 F Methods: - Issue of 4 431 308 shares, with rights of ownership a/o 01.01.1991, in exchange for assets, - Valuation : FF987.89 / AGF share transferred to State (Péchiney, Rhone-Poulenc, Total) and FF1 261/share transferred to BFCE shareholders.	26,431,308		120	3,171,756,960
	- Appropriation to the legal reserve	(317,175,696 F)			
19.12.1990	- 2 for 1 split	52.862.616		60	3 171.756.960
Board of 28.06.1991	- Recognition of share capital increase by public tender offer on 25 June. Methods: - Issue of 2 782 243 shares with share warrants (2 warrants for 1 share at FF535). - Issue price: 535 francs set by decree of 30.05.1991. - Minimal value of AGF set by the CP. (opinion of 27.05.1991) : FF26 bn (FF491.84/share). - Domestic tranche: 1 669 346 shares. - International tranche: 1 112 897 shares. - BALO of 3 June 1991	55,644,859	1,237,988,578	60	3,338,691,540
Board of 24.01.1992	- Recognition of share capital increase through issue of 74 shares from exercises of subscription warrants through 31.12.1991	55,644,933	69,881	60	3,338,695,980

File No. 82-4517

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
EGM 02.02.1993	- *Increase in share capital through contribution* of 2,812,500 BfG shares by AMB and BGAG - Appropriation to the legal reserve Methods: - Issue of 3,500,000 shares with rights of ownership a/o 01.01.1993. - Issue price: FF510 set by decree of 21.01.1993. - Minimal value of AGF set by the CP (opinion of 16.12.92): FF28 bn (FF503.19/share). - Valuation by Paribas. - Exchange rate DM = FF3.40. - Valuation of BfG: DM186.667	59,144,933	1,552,569,986	60	3,548,695,980
Board of 22.01.1993	- Recognition of share capital increase through issue of 75 shares from exercises of warrants through 31.12.1992	59,145,008	35,625	60	3,548,700,480
EGM 01.12.1993	- Recognition of share capital increase through contribution of 6,645,890 Métropole shares by its shareholders	66,455,487	3,565,926,208	60	3,987,329,220
Board of 07.12.1993	- Appropriation to legal reserve Compensation for contribution: - issue of 7,310,479 AGFshares with, rights of ownership a/o 01.01.1993. Exchange parity 11 AGF shares for 10 Métropole shares. - Valuation by Arjil Restatement of treasury shares: - Restatement: 5,728,349 shares held by AGF Vie *(4,097,016) and AGF Richelieu (1,631,333)*, - Sale price: FF657 set by decree of 07.12.1993. - Minimal value of AGF shares sold set by CP (notice of 02.12.1993): FF3.5 bn (FF611/share)				
Board of 17.01.1994	- Recognition of share capital increase from issue of 1,388,477 shares through exercise of balance of subscription warrants (see Board of 28.06.1991) - Appropriation to the legal reserve	67,843,964	633,337,957	60	4,070,637,840
Board of 24.06.1994	- Recognition of share capital increase from issue of 175,830 shares in payment of 1993 dividend (issue price: FF463)	68,019,794	70,359,490	60	4,081,187,640
29.07.1994	- 2 for 1 split	136,039,588		30	4,081,187,640
19.07.1995	- Recognition of share capital increase from issue of 104,122 shares in payment of 1994 dividend (issue price: FF161)	136,143,710	13,639,892	30	4,084,311,300
Board of 17.09.1997	- Recognition of share capital increase from issue of 895,675 shares in payment of 1996 dividend (issue price: FF176)	137,039,385	138,987,525	30	4,111,181,550
17.12.1997	- Increase in share capital to pay for shares of Worms & Cie tendered in joint AGF-Someal offer, through the creation of 27,194,110 shares (issue price: FF227.50)	164,233,495	5,139,605,373	30	4,927,004,850

File No. 82-4517

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
09.01.1998	- *Recognition of share capital increase through OSCAR conversions during 1997, leading to 8,102,261 new shares*	172.335.756	1.469.947.533	30	5,170,072,680
15.04.1998	- Recognition of share capital increase through OSCAR conversions since 1 January 1998, and 8,000 stock option exercises, leading to a total of 10,977,788 new shares	183.313.544	1990.572.504	30	5,499,406,320
03.06.1998	- Recognition of share capital increase through OSCAR conversions since 15 April 1998, and 6,000 stock option exercises leading to a total of de 338,515 new shares	183.652,059	67.668.928	30	5.509,561.770
18.09.1998	- Recognition of share capital increase through OSCAR conversions since 3 June 1998, the exchange of Worms shares, and 75,000 stock option exercises, leading to a total of 659,893 new shares	184.311,952	115,828,561	30	5,529.358,560
27.11.1998	- *Recognition of share capital increase through* OSCAR conversions since *17 September 1998, and 2,500 stock option exercises*, leading to a total of 8,132 new shares	184.320,084	1,223.857	30	5.529.602.520
08.03.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 79,800 new shares	184,399.884	8,651.363	30	5,531,996,520
04.06.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 2,500 new shares	184,402.384	68,983	30	5,532,071,520
04.06.1999	Recognition of conversion of share capital into euros and elimination of references to the par value of shares	184,402.384	(77,560,004)	-	843,358,867
14.09.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 16,000 new shares	184,418.384	301,850	-	843,432,042.52
03.12.1999	- Recognition of share capital increase through stock option exercises, leading to a total of 22,026 new shares	184.440 ,410	485,354	-	843.532,777.77
27.03.2000	- Recognition of share capital increase through stock option exercises, leading to a total of 98,650 new shares	184.539.060	174,542	-	843,983,950.59
20.09.2000	- Recognition of share capital increase through stock option exercises, *leading to 21,144 new shares*	184.560.204	408,563	-	844,030 652.04

Date	Description	Number of shares	Paid-in capital (in FF)	Par value (in FF)	Share capital (in FF)
06.12.2000	- Recognition of share capital increase from stock option exercises, leading to 18,630 new shares	184,578,834	359,986	-	844,165,855.79
12.03.2001	- Recognition of share capital increase from stock option exercises, leading to 8,700 new shares	184,587,534	168,109	-	844,205,644.97
18.09.2001	- Recognition of share capital increase from stock option exercises, leading to 34,400 new shares	184,621,934	728,497.60	-	844,362,972.34
07.12.2001	- Recognition of share capital increase from stock option exercises, leading to 1,000 new shares	184,622,934	18,865.56	-	844,367,545.83
04.03.2002	- Recognition of share capital increase from stock options, leading to 108,200 new shares	184,731,134	2,041,434.33		844,862,395.27
02.09.2002	- Recognition of share capital increase from: . stock options, leading to 11,241 new shares; . the increase of share capital reserved for employees on 14 August 2002 leading to 1,494,934 new shares	186,237,309	52,582,453.56	-	851,750,841.45
15.11.2002	- Recognition of share capital increase from: . the exercise of stock options relative to the September 1997 plan, leading to 649,257 new shares; . the exercise of stock options relative to the December 1996 plan, leading to 6 198 new shares.	186,892,764	17,571,780.11	-	854,748,545.23
14.03.2003 (booked a/o 31.12.02)	- Recognition of share capital increase from: . the exercise of stock options relative to the September 1997 plan, leading to 1,022 new shares, the exercise of stock options relative to the December 1996 plan, leading to 12,374 new shares.	186,906,160	254,657.26	-	854,809,812.23

3 - Distribution of share capital and voting rights

The number of voting rights

The number of voting rights, as published in the Balo of 27 May 2002, was 170,054,222.

Number of shareholders

The number of bearer shareholders from the most recent study requested of Euroclear France at 31 December 2002 was 122,691.

At 31 December 2002, there were 4,201 registered shareholders.

Shareholders owning 5% or more of share capital or voting rights

	Number of shares at 31.12.2002	% of share capital at 31.12.2002	Voting rights at 31.12.2002
Shareholders with 5 % or more*			
Allianz A.G.	110.133.270	58.9 %	64.8 %
TOTAL	**110,133,270**	**58.9 %**	**64.8 %**

* To the best of the Company's knowledge, no shareholder other than Allianz A.G. held more than 5% of share capital or voting rights at 31 December 2002.

Share capital and voting rights held by members of administrative bodies and management:
At 31 December 2002, the directors and corporate officers held 50 013 shares of AGF stock, or 0.027% of share capital and 0.029% of voting rights.

AGF shares held by Group companies majoritively
At 31 December 2002, the AGF Company held 15,415,774 shares, or 8.25 % of the share capital of the Company.

Authorisation given to the Company to trade its own shares on the Bourse
Pursuant to article L. 225-209 of the Commercial Code, the Board of Directors was authorised by the General Meetings of Shareholders of 4 June1999, 30 May 2000, 5 June 2001 and 14 May 2002 to trade the Company's stock under an authorisation to buy back shares in pursuit of several objectives.

At 31 December 2002, the AGF Company held 15,415,774 shares subject to these authorisations.

This authorisation is likely to be renewed by the General Meeting of Shareholders of 26 May 2003, under the same legal framework and subsequent to the publication of an official *note d'information* filed with the COB pursuant to the following limitations:

Maximum purchase price: 60 euros, net of acquisition fees,
Minimum sale price: 15 euros, net of sales fees.

Maximum number of shares that may be acquired or sold: 10% of the total number of existing shares. Given the fact that AGF held 8.25 % of share capital (15,415,774 shares) at 28 February 2003, the maximum number of shares that may be acquired stood at 1.75 % of the share capital of the Company (3,274,842 shares).

Distribution of share capital at 31 December 2000, 2001 and 2002

Shareholder structure over three years at 31.12.2002

	Position at 31.12.2002			Position at 31.12.2001			Position at 31.12.2000		
	Number of shares	% of share capital	% of voting rights	Number of shares at 31.12.2001	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Shareholder structure									
Allianz Group	110,133,270	58.9	64.8	109,459,013	59.3	65.3	109,449,053	59.3	63.9
Treasury shares	15,415,774	8.2		15,664,211	8.5		16,384,375	8.9	
FCP employee investment fund	3,351,994	1.8	2.0	2,148,250	1.2	1.3	3,348,010	1.8	2.0
Miscellaneous institutions	49,432,288	26.5	29.1	50,756,622	27.4	30.3	49,089,923	26.6	28.7
Miscellaneous individuals	8,572,834	4.6	5.0	6,652,538	3.6	4.0	6,307,973	3.4	3.7
TOTAL	**186,906,160**	**100.0**		**184,680,634**	**100.0**		**184,579,334**	**100.0**	
Including bearer shares	**55,470,148**	**29.7**	**32.6**	**54,438,601**	**29.5**	**32.5**	**59,453,946**	**32.2**	**34.7**
Including corporate officers	**40,000**	**0.0**	**0.0**	**40,000**	**0.0**	**0.0**	**68,448**	**0.0**	**0.0**
Including resident shareholders	**54,478,099**	**29.1**	**32.0**	**52,906,533**	**28.6**	**31.6**	**48,753,515**	**26.4**	**28.5**

There are no double voting rights. The difference between the percent of share capital and the percent of voting rights is attributable to the shares held in treasury on the date of the General Meeting of Shareholders of 14 May 2002.

No pact, joint action, group of shareholder partners, or self-controlling ownership action has been declared to market authorities

Individuals and institutions that could exercise control of the Company.
At the conclusion of a friendly tender offer on 16 February 1998 for AGF, Allianz A.G. held more than one-half of the securities comprising the share capital of AGF and therefore controls the Company.

4 – Market for the Company's securities

Shares listed on the Premier Marché
At 31 December 2002, 186,906,160 AGF shares were listed on the *Premier Marché* of Euronext (date of introduction on the Official List: 16 February 1976) and eligible for the deferred settlement system.

Under authorisations given by the General Meetings of Shareholders of 28 May 1997 and 3 June 1998, on 8 March 2000, the Board of Directors of AGF approved a euro-issue of 450 million euros in subordinated securities on the *Premier Marché* of Paris Bourse SBF SA. This issue, which was covered in an official circular approved by the COB under number 00-249 on 2 March 2000 and rated A+ by Standard & Poor's, is divided into two tranches of 225 million euros, each maturing in 20 years, one at fixed rates (6.625% per annum for the first ten years) and the second at floating rates (3-month Euribor + 78 basis points per annum, also for the first ten years). AGF has an early redemption option starting in the eleventh year. If that option is not exercised, then the last ten years will be calculated for both tranches at the 3-month Euribor rate + 178 basis points per year.

Other markets
AGF stock also trades on the London SEAQ, and since privatisation, it has traded under the ADR programme in the United States (quotation 144 A). And lastly, options on AGF stock are traded regularly on the Paris MONEP *(Marché des Options Négociables de Paris)*.

5 - Dividends

In fiscal years 1997 through 2001, AGFs policy has been to maintain dividend distribution at between 40% and 50% of annual consolidated net earnings. In 2002, as a demonstration of its confidence in the future, the Group will recommend to the General Meeting of Shareholders of 26 May 2003 that the net dividend be 1 euro, for a distribution rate of 56%.
Pursuant to the provisions of article 2277 of the Civil Code, dividends that are unclaimed at the end of a five-year period are deemed to have lapsed. In such cases, they revert to the Public Treasury pursuant to the provisions of L.27 of the Law of State Domaine *(Code du Domaine de l'Etat)*.


AGF
Administrative bodies

Functioning of administrative bodies

Internal regulations of the Board of Directors

At its meeting of 14 March 2003, the Board of Directors adopted new internal regulations in order to meet the market's expectations for transparency better and account for the most recent recommendations on corporate government from the Bouton Report and the COB more fully by formalising its own role and methods of operation.

The main characteristics are the following:

- role and functioning of the Board: a number of items are first submitted for its approval prior to any decision by management. Certain information must be communicated to it on a regular basis. Moreover, internal regulations now stipulate that each year the Board must put a review of its own operation followed by discussion on its agenda.

- rights and obligations of directors: each director has a certain number of rights (the right to receive relevant information on a regular or occasional basis, if circumstances so dictate, and the right to meet with corporate managers even in the absence of corporate officers, etc.) There are also certain countervailing obligations: each director holding privileged information is generally prohibited from divulging such information outside the context of his or her corporate responsibilities and must also specifically refrain from any trading of AGF, Euler & Hermès and Entenial stock. In order to monitor this restriction, directors must divulge all trading in these shares to the General Audit Director on a quarterly basis.

Frequency of Board meetings

The frequency of Board meetings is generally quarterly, with four meetings per year: in March for the approval of annual financial statements, in May for the annual meeting of shareholders and the quarterly statements, in September for the bi-annual financial statements, and in November/December for the budget.

Additional meetings are used for special presentations or to examine exceptional issues.

Committees of the Board of Directors

Three committees of the Board of Directors were created on 3 June 1998. They replaced the former Finance Committee and the Committee on Corporate Officers, which were created at the time of the privatisation.

• The Audit Committee, chaired by an independent director*:
  Chairman: Dominique Ferrero**,
  Detlev Bremkamp,
  Béatrice Majnoni d'Intignano,
  Secretary : Jean-Michel Mangeot.

The mission of the Audit Committee is to:
- analyse financial statements before their presentation for the Board of Directors and assure that accounting methods are relevant
- approve the General Group Audit programme.
- to be consulted on the appointment or renewal of the term of statutory auditors and review their audits of financial statements.
- to review any and all items that might have a financial impact on the Company.

• The Compensation Committee, chaired by an independent director*:
Chairman: André Levy-Lang,
Henning Schulte Noelle,
Béatrice Majnoni d'Intignano
Secretary: François Thomazeau

The mission of the Compensation Committee is to:
- make recommendations to the Board of Directors in respect of the compensation of the Chairman and General Management, as well as of all members of the Executive Committee,
- *review the recommendations of General Management in respect of the implementation of stock purchase and subscription plans authorised* by the Extraordinary General Meeting of Shareholders.

• The Transactions Committee, chaired by an independent director*:
Chairman: Yves Cannac,
Diethart Breipohl,
Hans Dieter Kalscheuer,
Secretary: Jean-Michel Mangeot.

The mission of the Transactions Committee is to:
- review all transactions between AGF and Allianz or one of the companies in its group and assure that such transactions are in the interest of minority shareholders; its advice is required before any decision taken by the Board of Directors.

* The definition used is the one set forth in the Bouton Report, which appears in the institutional portion of this shelf registration document on page 58.
** Mr. Ferrero, who was appointed to replace Mr. Peyrelevade by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 14 May 2002, assumed the chairmanship of the Audit Committee.


AGF
Board of Directors
Managing Directors

Board of Directors at 31 December 2002

Mr. Jean-Philippe Thierry
AGF, 87 rue de Richelieu 75002 Paris

French national - 54 years of age

Chairman and Chief Executive Officer of AGF

Term expires: Annual Meeting called to approve financial statements for fiscal year 2003

Chairman-Chief Executive Officer:
AGF Holding
Chairman of Board of Directors:
AGF Iart
AGF Vie
Chairman of Supervisory Board:
Euler & Hermes
AGF Informatique
Chairman:
SC Holding SAS
Director:
AGF International
AGF Belgium Insurance (Belgium)
AGF Ras Holding (Netherlands)
Allianz Seguros y Reaseguros (Spain)
Member of supervisory Board:
Cie Financiere Saint Honoré
Groupe Taittinger
Non-voting observer:
Baron Philippe de Rothschild
Paris Orléans
Rue Imperiale

Mr. Thierry owns 40,000 AGF shares.

Dr. Henning Schulte-Noëlle
ALLIANZ AG, Koniginstrasse 28 – 80802 Munich, Germany

German national - 60 years of age

Appointed director by the General Meeting of Shareholders of 3 June 1998 and Vice-Chairman by the Board of Directors of 3 June 1998.
Term renewed by the General Meeting of Shareholders of 14 May 2002
Term expires: General Meeting called to approved financial statements for fiscal year 2005

Chairman of Allianz AG

Member of Supervisory Board:
Allianz Dresdner Asset Management GmbH/Germany
Allianz Versicherungs-AG/ Germany
Allianz Lebensversicherungs-AG/ Germany
Allianz Finance B.V. (Netherlands)
Dresdner Bank AG/ Germany
BASF AG/ Germany
E.ON AG/ Germany
Linde AG/ Germany
Siemens AG/ Germany
ThyssenKrupp AG/ Germany
Member of Board of Directors:
RAS Riunione Adriatica di Sicurta S.p.A./Italy

Dr. Schulte-Noelle owns 500 AGF shares.

Dr. Diethart Breipohl
ALLIANZ AG, Königinstrasse 28 – 80802 Munich, Germany

German national – 63 years of age

Appointed director by the General Meeting of Shareholders of 3 June 1998
Term renewed by the General Meeting of Shareholders of 14 May 2002
Term expires: General Meeting called to approved financial statements for fiscal year 2005

Member of Supervisory Board:
Allianz AG/ Germany
Bayerische Hypo-und Vereinsbank AG/ Germany
Beiersdorf AG/Germany
Continental AG/Germany
Karstadt Quelle AG/Germany
Mg Technologies AG/Germany
KM Europa Metal AG/Germany
Director:
Banco Popular Espanol/Spain
Crédit Lyonnais/France
BPI Banco Portugues de Investimento/Portugal
Euler & Hermes/France

Dr. Breipohl owns 500 AGF shares.

Mr. Detlev Bremkamp
ALLIANZ AG, Königinstrasse 28 – 80802 Munich, Germany

German national – 58 years of age

Appointed director by the General Meeting of Shareholders of 3 June 1998
Term renewed by the General Meeting of Shareholders of 14 May 2002
Term expires: General Meeting called to approve financial statements for fiscal years 2005

Member of Executive Board of Allianz

Director:
Asea Brown Boveri AG/ Germany

Hochtief AG/ Germany
Bayerische Hypovereinsbank AG/ Germany
Allianz Global Risks Rückversicherungs-AG/ Germany
Royal Nederland Verzekeringsgroep N.V./Netherlands
Zwolsche Algemeene N.V./Netherlands
Allianz Portugal S.A., Companhia de Seguros/Portugal
Lloyd Adriatico/Italy
Riunione Adriatica di Sicurta SpA/Italy
Allianz Compania de Seguros y reaseguros S.A./Spain
Elmonda Assistance/Switzerland

Mr. Bremkamp owns 500 AGF shares.

Mr. Antoine Jeancourt-Galignani
Gécina, 2 ter Bd Saint-Martin, 75473 Paris Cedex 10

French national – 65 years of age

Appointed director by the General Meeting of Shareholders of 3 June 1998
Named Chairman at the meeting of the Board of Directors of 3 June 1998
End of chairmanship at Board meeting of 5 June 2001
Renewal of term as director at General Meeting of 14 May 2002
Expiration of term: General Meeting called to approve financial statements for fiscal year 2005

Chairman of Board of Directors:
Gecina/France
Simco/France
Société des Immeubles de France/France
SNA Holding Ltd/ Bermuda
Chairman of Supervisory Board:
Euro Disney SCA/France
Member of Supervisory Board:
Fox Kids Europe N.V/Netherlands
Director:
Société Générale/France
Total Fina Elf/France
Kaufman & Broad/France
SNA SAL/Lebanon
SNA-RE (Bermuda) Ltd./Bermuda

Mr. Antoine Jeancourt-Galignani owns 500 AGF shares.

Mr. Christian BRETTE
Boulevard des Champs-Elysées
10 rue Gutenberg, Immeuble le Saint-Clair – 91000 Evry

French national – 58 years of age

Appointed director by the General Meeting of Shareholders of 19 September 1996
Term renewed at the General Meeting of 30 May 2000.
Expiration of term: General Meeting called to approved financial statements for fiscal year 2003

AGF general agent
Director:
Etampes Voyages
Aprilis

Mr. Christian Brette owns 4,139 AGF shares.

Mr. Yves CANNAC
19 rue Pauline Borghèse - 92200 Neuilly/Seine

French national - 67 years of age

Appointed director by the General Meeting of Shareholders of 19 September 1996
Term renewed by General Meeting of Shareholders of 30 May 2000
Expiration of term: General meeting called to approve financial statements for fiscal year 2003
Member of Economic and Social Council

Member of Accounting Committee:
Danone,
Société Générale
Member of Nominations Committee:
Danone
Chairman of Strategic Committee:
Caisse des Dépôts Développement

Mr. Cannac owns 500 AGF shares.

Dr. Hans-Dieter Kalscheuer
Lechelstrasse 74 - D 80997 Munich, Germany

German national - 67 years of age

Appointed director by General Meeting of 3 June 1998
Term renewed by the General Meeting of Shareholders of 14 May 2002
Expiration of term: General Meeting called to approve financial statements for fiscal year ended 2005

Chairman, Chief Executive Officer:
San Pellegrino Spa/ Germany (until 15 May 2002)

Member of the Supervisory Board:
Mack und Schuhle AG (Vorsitz)/ Germany
Rewe-Zentral AG/ Germany
Rewe-Zentralfinanz eG/ Germany
Rewe Deutscher Supermarkt KgaA/ Germany
Deutsche Hypotheken Bank Frankfurt/ Germany (until 16 September 2002)
Arabella Hotel Holding AG/ Germany

Dr. Kalscheuer own 500 AGF shares.

Mr. André Levy-Lang
23 Boulevard Jules Sandeau - 75016 Paris

French national – 65 years of age

Appointed by the General Meeting of Shareholders of 3 June 1998
Term renewed by General Meeting of 14 May 2002
Term expires: General Meeting called to approve financial statements for fiscal year 2005

Director:
DEXIA SA
Schlumberger
Fondation pour la Recherche Médicale
Institut Europlace de Finance

Mr. Levy-Lang owns 1,000 AGF shares.

Mr. Dominique Ferrero
19, boulevard des Italiens – 75002 Paris

French national – 55 years of age

Appointed director by the General Meeting of Shareholders of 14 May 2002
Term expires: General Meeting called to approve financial statements for fiscal year 2005

Managing Director:
Credit Lyonnais
Member of Supervisory Board:
Atos
Director:
Vinci

Mr. Ferrero owns 380 AGF shares.*

Mrs. Béatrice Majnoni d'Intignano
12 rue Debelleyme – 75003 Paris

French national – 60 years of age

Appointed director by the General Meeting of Shareholders of 19 September 1996
Term renewed by the General Meeting of 30 May 2000
Expiration of term: General Meeting called to approve financial statements for fiscal year 2003

Member of Supervisory Board:
Air Liquide

University professor (Université Paris XII)

Mrs. Majnoni d'Intignano owns 1 455 AGF shares.

* Mr. Ferrero increased the number of AGF shares he owns to 580 during the first quarter of 2003.

Mr. Philippe Sablons
AGF, Administrative Services (Moyens Généraux), 87 rue de Richelieu – 75002 Paris

French national – 46 years of age

Technical and logistical services manager
Elected at AGF employee elections on 15 June 2000 by non-management employees, replacing Mrs. Breschit
Term expires: General Meeting called to approve financial statements for fiscal year 2003

Mr. Sablons owns 10 AGF shares.

Mrs. Anita Mac-Auliffe
AGF, Corporate Customer Benefits Departments (Direction des Grands Comptes Prevoyance)
20 Place de la Seine – Tour Neptune, 92400 Courbevoie – La Defense 1

French national – 51 years of age

Manager of a centre for major corporate customer benefits
Elected at AGF employee elections on 15 June 2000 by management employees
Term expires: General Meeting called to approve financial statements for fiscal year 2003

Mrs. Mac-Auliffe owns 10 AGF shares.

Mr. Mariano Sorolla
AGF, 3 Bd des Italiens – 75002 Paris

French national – 49 years of age

Appointed by the General Meeting of Shareholders of 30 May 2000 to represent employee shareholders
Term expires: General Meeting called to approve financial statements for fiscal year 2003

Assurfinance

Mr. Sorolla owns 19 AGF shares.

General Management

Mr. Gérard Pfauwadel
AGF, 87 rue de Richelieu

French national – 52 years of age

Managing Director*, Member of Executive Committee of AGF
Responsible for property and liability insurance

Managing Director:
AGF Iart
Elvia Travel Insurance (Switzerland)

Director, Managing Director Delegate:
AGF Holding
Director:
AGF International
AGF Vie
GIE Placement d'Assurances
Member of Supervisory Board:
GIE AGF Informatique
Permanent AGF representative:
AGF Iart
Permanent AGF IART representative:
AGF Asset Management
Permanent AGF Holding representative :
Banque AGF
Vice-Chairman of the Board :
Elmonda (Switzerland)

Mr. Pfauwadel owns 150 AGF shares.

Mr. Jean-François Debrois
AGF 20 pl de Seine Tour Neptune - 92000 Courbevoie

French national – 58 years of age

Managing Director*, Member of Executive Committee of AGF
Responsible for life and health insurance

Chairman, Chief Executive Officer:
Arcalis
Chairman of Board of Directors :
Cie de Gestion et de Prévoyance
Génération Vie

Chairman of Supervisory Board:
AVIP

Vice-Chairman of Supervisory Board:
AGF Asset Management

Director, Managing Director:
AGF Vie

Director, Managing Director Delegate :
AGF Holding

Director :
AGF Iart
AGF International
GIE Placements d'Assurance
Banque AGF
AGF Belgium Holding (Belgium)
AGF Belgium Insurance (Belgium)
AGF Benelux (Luxembourg)

AGF Euroinvest (Luxembourg)
EWA Life (Luxembourg)

Member of Supervisory Board:
GIE AGF Informatique
W Finance
Fonds de Garantie des Assurances de Personnes

Member of Decision Committe:
SC Holding SAS

Permanent AGF representative :
COPARC

Mr. Debrois owns 400 AGF shares

*for various AGF subsidiaries

Interest of executives in the share capital of the Company

The directors and corporate officers of the AGF Company held 50,013 AGF shares at 31 December 2002.

Fees paid to members of the Board of Directors
The global annual amount of fees paid to directors was established at 457,347 euros by the General Meeting of Shareholders of 3 June 1998. In fiscal year 2002, 385,696 euros were paid from an annual budget available for directors' fees of 457,347 euros (AGM of June 1998). The criteria for distribution were based on a fixed and a variable component linked to service with an additional amount for service on a study committee.

Stock options
Out of 7 576 750 stock options granted for fiscal years 1994 through 2002, (increased to 7,679,618 in 2002 due to an adjustment in the number and price of options granted and still not exercised at 14 May 2002, resulting from the distribution of reserves approved on that date). 1,329,356 were granted to the 10 top non-corporate officers optionees starting with fiscal year 2000 as well as to members of the Executive Committee before fiscal year 2000.

- Options granted to non-corporate officers during fiscal year 2002:
During fiscal year 2002, a total of 125 690 options to subscribe to newly created shares at a unit price of 33.66 euros with an expiration date of 30 September 2010, were granted to 14 non-corporate officers* who received the largest number of options.

- Options exercised by non-corporate officers during fiscal year 2002:
A total of 151,727 options were exercised by the 11 non-corporate officers** whose number of exercised options was the highest in fiscal year 2002.

- options granted during the fiscal year to each corporate officer:	number	price	expiration date
Mr. Jean-Philippe Thierry	52,520	33.66	30.09.2010

- options exercised during the fiscal year by each corporate officer	number	subscription price
Mr. Antoine Jeancourt-Galignani	51,098	31.92

* (6 ex æquo) ** (3 ex æquo)

Information on transactions with members of administrative or management bodies
None

Loans and pledges to members of administrative or management bodies

There is a real estate loan of 22 868 euros to a member of the Executive Committee (residual balance, capital and interest to be reimbursed at 31 December 2002 stood at 14,885 euros).

Retirement plan

After the privatisation of the Company in 1996, a supplementary retirement plan was put into place for members of the Executive Committee through a contract entered into with an external insurance company to take the place of the one that had existed in national insurance companies. The total amount of the commitment in respect of the plan at 31 December 2002 appears in annex 35 of the annex to the consolidated financial statements.

As of this point, there are no vested rights under the plan other than for Mr. Antoine Jeancourt-Galignani, who is the sole beneficiary.

Number of meetings of the Board of Directors and its committees in 2002 and attendance of directors at meetings:

	Board	Committees			Total
		Audit	Compensation	Transactions	
1) Number of meetings	5	4	2	6	17
2) Attendance					
Mr. Thierry	5				5
Mr. Breipohl	5			6	11
Mr. Bremkamp	5	4			9
Mr. Brette	5				5
Mr. Cannac	5			6	11
Mrs. Jeancourt-Galignani	4				4
Mr. Kalscheuer	5			6	11
Mr. Lévy-Lang	3		1		4
Mrs. Majnoni d'Intignano	5	4	2		11
Mr. Sablons	5				5
*Mr. Ferrero	3	2			5
*Mr. Peyrelevade	2	1			3
Mr. Schulte-Noelle	4		2		6
Mrs. Mac-Auliffe	5				5
Mr. Sorolla	5				5

* Mr. Ferrero was appointed a director of AGF to replace Mr. Peyrelevade by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 14 May 2002. He was named chairman of the Audit Committee

Employee profit-sharing

Intéressement and *participation* profit-sharing plans

There are three plans at AGF that enable employees to share in Company profits:

1 - Intéressement

A profit-sharing agreement applicable to all companies that are part of the Economic and Social Unit was signed in June 2000 for a three year period. It provides financial rewards related to premium income growth, productivity and consolidated net income. In 2002, the agreement did not allow for any distribution. Therefore, the amount is equal to zero.

2 - Plan d'épargne d'entreprise

A corporate savings plan enables portfolios of marketable securities to be built.

Employee contributions give rise to a corporate matching contribution of up to 915 euros per employee per year.

The amounts paid under the corporate matching contribution during the past five years were as follows:

Year	
2002	4.701 million euros
2001	5.695 million euros
2000	5.429 million euros
1999	3.328 million euros
1998	3.239 million euros
1997	3.292 million euros
1996	2.927 million euros

3 - Participation

The profit-sharing plan provided for under the ordinance of 21 October 1986 allows employees to participate in the taxable benefits of the Company. This plan gives rise to the distribution of a portion of a special profit-sharing reserve that is calculated based upon salaries paid during the year. In fiscal year 2002, the payment amounted to 2.217 million euros.

Stock options

Pursuant to articles L. 225-208 through L. 225-210 of the Commercial Code, the General Meeting of Shareholders has on several occasions since 1990 authorised the Board of Directors to grant options to buy existing or newly created shares to employees and officers of the Group under the terms and conditions established by law. There is a single plan in the AGF Group for all optionees, including members of the Executive Committee. The main objective is employee retention.

The grant policy is based on decisions taken by the Board of Directors, which in turn, are based on reports of the Compensation Committee on recommendations made by General Management in terms of subscription of purchase plans authorised by the Extraordinary General Meeting of Shareholders.

Type of options

The options granted by the Board of Directors were purchase options (up until the privatisation of the Company), then subscription options from December 1996 through 1998, purchase options from 1999 through 2001, and in 2002, subscription options once again.

Grant criteria

The following categories of individuals are eligible for grants:

- AGF Group executives,
- officers and operating managers of subsidiaries,
- certain employees, whose jobs and performance justify grants.

Frequency of grants

Grants have been made every year since 1990.

Conditions of exercising options granted in 2002

Options are valid for a period of eight years, or through 30 September 2010.

Except in the event of death or disability, options do not vest for a period of two years, or prior to 30 September 2004, shares acquired through option exercise may not be sold prior to a period that allows for the tax deduction of social benefit costs on the capital gain realised.

The termination of an employment contract or loss of a corporate officership leads to the forfeiture of options, except in certain cases (death, disability, involuntary retirement and various events subject to decisions of the Board of Directors).

Position at 31 December 2002

Date	Option type	Total number of options that could be exercised initially	Total number of options that can be exercised (1)	Including number that can be exercised by 10 top employee optionees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Number of unexer-cisable options	Including number of options that become unexercisable during year	Number of remaining options
16.12.94	(p)	580,000	580,693	71,000	15,000	158	16.12.94	16.12.02	27.45	526,061	54,632	8,132	0
02.02.96	(p)	637,000	638,162	76,000	20,000	178	3.02.98	02.02.04	22.82	514,815	72,962	8,062	50,385
19.12.96	(s)	794,150	798,993	167,750	61,250	194	20.12.98	19.12.04	23.39	486,363	106,459	16,409	206,171
17.09.97	(s)	734,500	749,436	162,637	51,098	179	17.09.02	17.09.05	31.92	694,029	11,750	5,250	43,657
18.09.98	(s)	959,000	978,256	214,615	61,318	230	16.10.03	16.10.06	42.59	2,250	93,514	73,514	882,492
14.09.99	(p)	1,000,000	1,020,521	235,055	61,318	240	12.10.04	12.10.07	47.08	3,000	73,709	63,209	943,812
20.09.00	(p)	1,000,000	1,020,240	130,816	42,923	341	18.10.02	18.10.08	55.80	3,000	83,132	83,132	934,108
19.09.01	(p)	1,022,100	1,043,317	145,793	66,427	346	17.10.03	17.10.09	47.55	0	64,288	64,288	979,029
02.09.02	(p)	850,000	850,000	125,690	52.520	356	30.09.04	30.09.10	33.66	0	0	0	850,000
TOTAL		**7,576,750**	**7,679,618**	**1,329,356**	**431,854**					**2,229,518**	**560,446**	**321,996**	**4,889,654**

(p) Purchase options

(s) Subscription options

(1) Number originally granted for a total of 7,576,750 options, increased to 7,679,618 in 2002 due to an adjustment in the number and price of options that may be subscribed to or purchased and still not exercised as of 14 May 2002, resulting from the distribution of reserves approved on that date.

(2) Non-corporate officer starting fiscal year 2000; prior to fiscal year 2000, they are options that may be exercised by AGF Executive Committee members, including the Chairman.

For fiscal years 2001 and 2002, 6 ex aequo increase respectively to 12 and 14 the10 non-officer employees who were granted the highest number of options.

(3) Prior to fiscal year 2000, this is the number of options that could be exercised by the Chairman.

On 2 September 2002, the Board of Directors voted to grant stock subscription options to Chairman Jean-Philippe Thierry :
52,520 options at 33.66 euros expiring 30 September 2010, and to the 14 top non-officer employees:
125,690 options at 33.66 euros expiring 30 September 2010.

Stock Appreciation Rights

Allianz A.G. has implemented a long-term profit-sharing programme for executives in all its subsidiaries.

Known as the Stock Appreciation Rights Plan (SARs), the programme is a bonus mechanism tied to the price of Allianz A.G. stock over seven years.

The international programme includes a plan of financial coverage that enables the company to limit the total amount to be paid when SARs are exercised.

SAR recipients receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.

The number of options granted is based on salary, which is weighted equally by three criteria, one based on Allianz Group business performance, the other on that of the AGF Group, and the third on the AGF Chairman's evaluation of the performance of each recipient.

Options are valid for seven years, although they do not vest for two years after their grant date and provided that the Allianz A.G. share price has risen by at least 20% and outperformed the Dow Jones Stoxx Index for five consecutive days.

For 2002, acting on the recommendation of the Compensation Committee, the Board of Directors of 2 September 2002 granted Chairman Jean-Philippe Thierry a total of 1 565 SARs.

It also granted other members of the Executive Committee a total of 2 326 SARs.

The number of options that may be granted to the beneficiary of each plan (AGF stock option and Allianz SAR) has been reduced from Allianz standards under its SAR plan and from former practices under the AGF stock option plan in order to reflect the duality of systems.


AGF

Report of the Board of Directors to the General Meeting of Shareholders of 26 May 2003

Pursuant to the by-laws and applicable legislation, you have been convened in a Combined Ordinary and Extraordinary General Meeting for the purpose of reporting on your Company's operations during fiscal year 2002, submitting for your approval the consolidated and statutory financial statements for that year, appointing a new director and approving several financial resolutions to renew prior authorisations that enabled the Company to proceed with share capital increases with or without preferential subscription rights.

During the fiscal year, AGF proved its resilience in deteriorating financial markets that affected the value of its investments. Your Company made the decisions needed to improve its financial statements and place its future on a sound footing.

Despite this difficult environment, the Board of Directors is recommending that the General Meeting of Shareholders approve a net dividend of 1 euro per share.

For fiscal year 2002, a year of balance sheet improvement and future profit consolidation, net income stood at 268 million euros, while net asset value resisted particularly well at 35.5 euros per share.

For fiscal year 2002 closing, AGF took a particularly conservative and disciplined position in order to strengthen the financial solidity of its balance sheet. Financial markets deteriorated significantly during the year, affecting the value of our investments. Therefore, investment income was affected for provisions for write-downs of nearly 1 billion euros in order to strengthen the position of equity portfolios. Under these circumstances, there was a capital loss net of provisions for write-downs (including the provision for unrealised capital loss exposures) of 170 million euros, compared with a capital gain of more than1.2 billion euros in 2001.

AGF also reviewed all intangible assets in detail and its underwriting reserves in order to make needed adjustments, booking provisions as needed to improve adjustment accounts in order to strengthen the overall financial position of the Group. This conservative approach affected *income for the year, but enabled future performance to be put on a sound footing.*

Group net asset value however proved to be highly resilient at 35.5 euros par action, a slight slip of 3.8% from the second half and 9.9% for the full year.

Lastly, regulatory solvency margins were still at a high and comfortable level: AGF Vie and AGF lart had respective ratios of 260% and 366%, proving the financial solidity of the Group.

Results

In order to reflect a change in accounting for the provision for capital loss exposures and a change in segmentation by activity, which was shown after taxes in 2001, results for 2002 are compared with pro forma financial statements for 2001.

The contribution before exceptional items (before taxes, goodwill and one-off items) of insurance companies, credit insurance, assistance, banking and other activities, excluding holding companies, amounted to 497 million euros, compared with 1 039 million at 31 December 2001, - 52.2% from 2001. It included the following:

- The charge to provisions for write-downs, including the provision for capital loss exposures, stood at 960 million euros, 99 million of which amount was attributable to shareholders; results before exceptional items for all segments were affected and made it impossible to continue improving technical results.
- The contributions of life and health insurance and non-life insurance in France amounted respectively to 227 million and 3 million euros, due to charges to the provision for write-downs, compared respectively to 514 and 241 million euros in 2001. Excluding France, subsidiary results were affected by provisions for write-downs: the consolidated contribution of insurance activities totalled 89 million euros, compared with 125 million in 2001.

- The lower contribution of banking was held to 42 million euros, compared with 50 million at 31 December 2001 (-16%), due to the continuing improvement in the results of Entenial, which partially offset the deterioration in factoring.

The pre-tax contribution of holding companies amounted to -34 million euros (-75 million in 2001).

In 2002, AGF recorded tax income of 1 million euros, compared with an expense of 81 million in 2001, mainly because of the use of a significant amount of the tax credits of Entenial, which no longer had to remain unused because of conservatism.

The ordinary goodwill charge stood at 138 million euros, compared with 105 million in 2001, owing to the consolidation of all Hermes intangibles in goodwill and the accelerated amortisation of goodwill for Eurofactor.

Exceptional results amounted to -58 million euros, compared with -46 million 2001, broken down as follows:
- a correction in the price of AGF Mat amounting to -70.2 million euros,
- dilution profit in respect of Gécina for 26.7 million euros,
- put on AGF Benelux for -30.7 million euros,
- miscellaneous for 15.8 millions d'euros.

Since the situation of Ahold came to light late and information for making a valuation according to Group accounting principles was lacking, there was a flat pre-tax provision for risk of 15 million euros booked to the consolidated financial statements only. This expense was included in exceptional results.

Operating profitability stood at 9.8%, close to the level at 31 December 2001 (10.9%).

Changes in scope of consolidation in 2002

1. Acquisition of the Hermes Group

The Hermes Group the scope of consolidation as of 1 July 2002 after Euler's acquisition from Allianz A.G. of 2 038 000 Hermes shares amounting to 97.98% of share capital for 533.1 millions d'euros.

Subsequently to the share capital increase in the Hermes acquisition and other share acquisitions, at 31 December, the AGF Group held 70.46% of the new Euler Hermes Group.

2. Acquisition of Dresdner RCM Gestion

The Dresdner RCM Gestion Group entered the scope of consolidation as of 24 July 2002, subsequently to the acquisition by AGF of all the 128 750 shares comprising the share capital of Dresdner RCM Gestion from Dresdner Bank Gestion France.

3. Reduction of stake in Gécina

Subsequently to an increase in the share capital of Gécina that was not subscribed to by AGF, the latter's stake in Gécina dropped from 33.27% at 31 December 2001 to 23.39% at 31 December 2002.

4. Sale of Ogar companies

The Gabonese companies Ogar Tiard and Ogar Vie exited consolidation in late June 2001.

5. Increase of stake in Astree

AGFs stake in the share capital of Astree rose from 22.87% at 31 December 2001 to 42.08% at 31 December 2002.

6. Increase of stake in the Euler Hermes Group

The stake of the AGF Group in the Euler Hermes Group rose from 66.51% at 31 December 2001 to 70.46% at 31 December 2002.

Change in accounting principles in respect of the provision for capital loss exposures

The application of opinion 2002-F of the CNC stipulating that provisions for value impairment cover all risks on investments led to an accounting change that consisted of no longer booking the provision for capital loss exposures to consolidated financial statements as of 1 January 2002 in order to avoid duplication between the provision for liquidity risk and provisions for value impairment, which take capital loss exposures into consideration.

Provisions for capital loss exposures in consolidated financial statements at 31 December 2001 were cancelled with an offsetting entry to consolidated share capital in the amount of 18.3 million euros or 16.2 million after taxes.
And at the request of the Insurance Control Commission *(Commission de Contrôle des Assurances)*, the provision for capital loss exposures in the statutory statements of French insurance companies, given a 30% postponement, was rebooked in consolidated financial statements for 1.6 million euros (1.4 million after taxes) at 31 December 2001 and 94 million (62.6 million after taxes) at 31 December 2002.

Change in methods of calculating the equalisation provision of the Euler Hermes Group

After the acquisition of the Hermes Group, the Euler Hermes Group made the methods of calculating the provision for capital loss exposures consistent in its consolidated financial statements.

The new methods have been in place since 1 January 2002 for the European credit insurance subsidiaries of the Group, excluding Euler Hermes International, whose underwriting business ceased at the end of 2001.

In terms of principles, the methods are consistent with those set forth by article R 331-33 of the Insurance Code as they apply to French insurance companies. But the effects of reciprocal internal reinsurance operations between Group credit insurance companies have been eliminated.

At 31 December 2002, a global write-back of 15.8 million euros (11.1 million AGF group share) was booked.
The continuation of individual calculations would have led to a contribution of 23.9 million euros (16.8 million AGF group share).

Consolidated premium income

in millions of euros

	Fiscal year 2002	Fiscal year 2001 proforma
Life insurance in France	**4,008**	**4,621**
Non-life insurance in France at constant structures	3,910	3,548
Impact of changes in scope of consolidation		
Sale of AGF Mat	-	(884)
Non-life insurance in France	**3,910**	**4,432**
Health insurance in France	**1,112**	**1,006**
Life insurance outside France at constant structures	1,495	1,819
Impact of changes in scope of consolidation:		
Sale of Ogar (Africa)	-	(3)
Life insurance outside France	**1,495**	**1,822**
Non-life insurance outside France at constant structures	2,674	2,762
Impact of changes in scope of consolidation.		
Sale of Ogar (Africa)	-	(15)
Non-life insurance outside France	**2,674**	**2,777**
Health insurance outside France	**333**	**382**
Credit insurance on a constant structure basis	1,061	1,137
Impact of changes in scope of consolidation		
Consolidation of Hermes by Euler	350	-
Credit insurance	**1,411**	**1,137**
Assistance	**489**	**443**
Total premium income from insurance before impact of proforma	**15,082**	**15,718**
Total impact of changes in consolidation	350	902
TOTAL PREMIUM INCOME FROM INSURANCE	**15,432**	**16,620**
Premium income of other activities	**39**	**30**
Net banking income	**1,650**	**1,812**

Results before exceptional items and taxes by activity

1. Life insurance

- Consolidated premium income stood at 5 486 million euros (-13.1% at constant structures and exchange rates), 5 503 million including other services, and accounted for 35.7% of total insurance activity.

- The contribution to total AGF results before exceptional items totalled 198 million euros, compared with 516 million in 2001 due to the expense of provisions for write-downs, which particularly affected life activities.

1.1. Life insurance in France

(a) The contribution of life insurance in France to consolidated premium income

In millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Vie	3,752	4,248	4,868
Arcalis	74	245	331
Coparc	80	118	98
Génération vie	92	-	-
Other	10	10	11
Total life in France	**4,008**	**4,621**	**5,308**

* proforma data

Life premium income at 31 December 2002 amounted to 4 008 million euros, compared with 4 621 million at 31 December 2001, a drop of 13.3 %.

The contribution of life insurance in France stood at 207 million euros, compared with 460 million in 2001.

In life insurance:
- *Average mathematical reserves continued to rise (+3.2% between 31 December 2001 and 31 December 2002 to 41.6 billion euros).*
- Average surrenders held to a low rate: 2.9% in 2002 reflecting the loyalty of existing customers.
- The ratio of costs/mathematical reserves held to a steady 1.8% despite large investments in data systems.
- Policyholder profit-sharing amounted to 4.7%, compared with 5.6% in 2001 (excluding unit-linked), for an average drop of 90 basis points.

(b) Contribution of life in France to consolidated results before exceptional items

In millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Vie	225	455	378
Arcalis	(21)	1	3
Other	3	4	3
Results before exceptional items, goodwill and taxes	**207**	**460**	**384**

* proforma data

in millions of euros

	2002	2001	2000
AGF Vie			
Share capital	99.99%	99.99%	99.99%
Equity capital	2,593	1,963	1,775
Life premium income (incl. Overseas Depts. and Territories)	3,792	4,291	4,912
Net statutory income	(15)	256	271
Contribution to results before exceptional items and taxes	225	455 *	378 *
Dividend	-	322	274

* proforma data

1.2 Life insurance outside France

(a) Contribution of life insurance outside France to consolidated premium income

in millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	454	451	453
Netherlands	506	490	492 (1)
Spain	275	467	383
Rest of Europe	25	51	85
Sub-total Europe	**1,260**	**1,459**	**1,413**
Brazil	75	123	121
Rest of South America	86	162	167
Other, excluding Europe	34	36	30
Branches (AGF Vie)	40	39 (2)	41
Life insurance outside France on a constant structure basis	**1,495**	**1,819**	**1,772**
Sale of Ogar (Africa)	-	(3)	-
Impact of changes in scope of consolidation	-	(3)	-
Total life insurance outside France	**1,495**	**1,822**	**1,772**

* proforma data

(1) : including Zwolsche

(2) : excluding contribution of Ogar, which appears on the "impact of changes in scope of consolidation" line

Excluding France, life premium income amounted to 1 478 million euros (1,495 million with other services in Belgium and the Netherlands).

(b) Contribution of life insurance outside France to consolidated results before exceptional items

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	(37)	9	80
Netherlands	7	28	15
Spain	20	15	14
Rest of Europe	(1)	1	4
Sub-total Europe	**(11)**	**53**	**113**
Brazil	(4)	(1)	(1)
Rest of South America	7	-	(26)
Overseas	(2)	3	4
Other countries	1	1	-
Sub-total outside Europe	**2**	**3**	**(23)**
Results before exceptional items, goodwill and taxes	**(9)**	**56**	**90**

* proforma data

The contribution of life insurance outside France totalled -9 millions euros, compared with 56 million in 2001.

In Belgium, life premium income dropped 4.7 % to 454 million euros (including other services). Belgian operations were particularly affected by the size of contributions to the provision for write-downs. The contribution before exceptional items of life insurance stood at -37 million euros, compared with 9 million in 2001.

In the Netherlands, life insurance premium income rose 3.3% to 506 million euros (including other services, which stood at 16 million euros), and the contribution to results before exceptional items totalled 7 million euros, compared with 28 million euros in 2001.

In Spain, life insurance premium income dropped 41% to 275 million euros (AGF share). Life insurance made a contribution that was up to 20 million euros, compared with 15 million in 2001.

In South America, total life insurance premium income totalled 161 million euros (-9.1% on a constant structure and exchange basis). The contribution before exceptional items recovered, rising to 3 million euros, compared with -1 million million in 2001.

The contribution before exceptional items of other countries amounted to -2 million euros, compared with 5 million in 2001.

2. Health insurance

Health insurance includes individual and group bodily damages policies.

- Consolidated premium income amounted to 1 445 million euros (+9.8% on a constant structure and foreign exchange basis), and amounted to 9.4% of total business.

- The contribution to consolidated results before exceptional items stood at 46 million euros, compared with 44 million in 2001 and amounted to 9.9% of net results before exceptional items.

2.1 Health insurance in France

(a) Contribution of health insurance in France to consolidated premium income

In millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Vie	218	181	190
Arcalis	2	2	2
AGF Iart	844	780	811
AGF La Lilloise	18	20	16
Assurances Fédérales	30	23	16
Health insurance in France	**1,112**	**1,006**	**1,035**

*proforma data

Health premium income in France rose 10.5% to 1 112 million euros.

(b) Contribution of health insurance in France to consolidated results before exceptional items

The contribution of health insurance in France stood at 20 million euros, compared with 54 million in 2001.

In millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Vie	(13)	(5)	18
Arcalis	4	(1)	-
AGF Iart	18	53	(16)
AGF La Lilloise	8	3	-
Assurances Fédérales	3	4	6
Results before exceptional items, goodwill and taxes	**20**	**54**	**8**

*proforma data

2.2 Health insurance outside France

(a) Contribution of health insurance outside France to consolidated premium income

In millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	42	43	57
Netherlands	110	101	89
Spain	23	18	16
Rest of Europe	27	25	17
Sub-total Europe	**202**	**187**	**179**
Brazil	38	63	74
Rest of South America	70	109	102
Other excluding Europe	14	16	15
Branches (AGF Vie, AGF Iart)	9	7	4
Life insurance outside France	**333**	**382**	**374**

* proforma data

Premium income from health insurance outside France amounted to 333 million euros, down 12.9% (up 8.1% on a constant structure and foreign exchange basis).

(c) Contribution of health insurance outside France to consolidated results before exceptional items

The contribution of health insurance outside France totalled 26 million euros, compared with -10 million in 2001.

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	(1)	1	(3)
Netherlands	4	(6)	2
Spain	5	6	-
Rest of Europe	2	(1)	(2)
Sub-total Europe	**10**	**-**	**(3)**
Brazil	3	(5)	(12)
Venezuela	8	1	3
Rest of South America	2	(5)	6
Overseas	3	(2)	2
Other countries	-	1	-
Sub-total outside Europe	**16**	**(10)**	**(1)**
Results before exceptional items, goodwill and taxes	**26**	**(10)**	**(4)**

* proforma data

In Belgium, premium income from health insurance was down a slight 0.9% and amounted to 42 million euros. The contribution stood at -1 million euros, compared with 1 million million in 2001.

In the Netherlands, premium income from health insurance rose 8.9% to 110 million euros, and the contribution to results before extraordinary items amounted to 4 million euros, compared with -6 million in 2001.

In Spain, health business rose 28% to 23 million euros and made a contribution of 5 million euros, compared with 6 million in 2001.

In South America, total health insurance premium income totalled 108 million euros (7.3% on a constant structure and foreign exchange basis). The contribution before exceptional items was in sharp recovery at 13 million euros, compared with -9 million in 2001.

The contribution before exceptional items of other countries amounted to 5 million euros, compared with -2 million in 2001.

3. Non-life insurance

Consolidated premium income in non-life insurance stood at 6 584 million euros, a rise of 10.7% on a constant structure and foreign exchange basis, lifted by the rate increase policy that was pursued through the year and intrinsic portfolio growth. The activity amounted to 42.7% of insurance premium income.

The difference between actual change and constant change was partially due to the sale of AGF Mat (negative impact of 884 million euros), and the devaluation of South American currencies (negative impact of 400 million euros on property and liability insurance).

The contribution of non-life insurance to AGFs results before exceptional items stood at 75 million euros, compared with 320 million in 2001 owing to asset write-downs. It amounted to 16.2% of net results before exceptional items.

This drop made it impossible to externalise the continuing decline in the Group's overall combined ratio, which fell from 111.3% (combined ratio property and liability: excluding health and group) to 109.4%.

3.1 Non-life insurance in France

(a) Contribution of non-life insurance in France to consolidated premium income

in millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Iart	3,534	3,163	2,988
AGF Vie and Arcalis	14	16	9
AGF La Lilloise	263	275	230
AGF Mat	-	-	475
Other	99	94	80
Non-life insurance in France on a constant structure basis	**3,910**	**3,548**	**3,782**
Changes in scope			
Sale of AGF Mat	-	(884)	-
Non-life insurance France	**3,910**	**4,432**	**3,782**

* proforma data

With the sale of AGF Mat in late 2001, premium income from non-life insurance in France at 31 December 2002 dropped 11.8% from December 2001. Activities moved in a positive direction, confirming the trend seen through the year with encouraging regularity as to the progressive acceptance of rate increases applied to all portfolios. Premium income from non-life insurance stood at 3 910 millions euros, a rise of 10.2% at constant foreign exchange and structures.

(b) Contribution of non-life insurance in France to consolidated results before exceptional items

The contribution of non-life in France was heavily impacted by the charge to asset write-downs, amounting to 3 million euros, compared with 241 million in 2001. The total amount of contributions group share to provisions for value impairment and capital loss exposures stood at 108 million euros.

The property liability combined ratio improved by 2.8 points, dropping from114.9% (excluding Mat, health and group) to 112.2%.
The recovery of the claims experience ratio in France was somewhat slow, while cost reduction objectives were met (-50 million euros). The insufficiency of technical measures in 2002 does not call into question the strategy implemented since corrective measures already taken in late 2002 / early 2003 should make it possible to achieve objectives.

in millions of euros

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
AGF Iart	31	312	310
Non-life of AGF Vie	(3)	1	3
AGF Mat	-	(52)	(5)
AGF La Lilloise	(18)	3	7
Other	(7)	(23)	(16)
Total	**3**	**241**	**299**

*proforma data

	2002	2001	2000
AGF Iart			
Group share capital	99.98%	99.98%	99.98%
Share capital	1,868	1,813	1,800
Premium income	4,540	4,079	3,929
Net statutory results	21	130	186
Pre-tax contribution to results before exceptional items	31	312 *	310 *
Dividend pay-out	-	133	243

* proforma data

3.2 Non-life insurance outside France

(a) The contribution of non-life insurance outside France to consolidated premium income

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	320	348	344
Netherlands	913	770	695
Spain	721	621	526
Rest of Europe	29	13	23
Sub-total Europe	**1,983**	**1,752**	**1,588**
Brazil	229	379	374
Rest of South America	294	462	444
Other excluding Europe	52	63	60
Branches (AGF Vie, AGF Iart)	116	106	104
Non-life insurance outside France on a constant structure basis	**2,674**	**2,762**	**2,570**
Change in consolidation			
Sale of Cigar (Africa)	-	(15)	-
Impact of changes in consolidation	**-**	**(15)**	**-**
Non-life insurance outside France	**2,674**	**2,777**	**2,570**

*proforma data

Premium income from non-life insurance outside France rose 11.4% on a constant foreign exchange and structure basis to 2,674 million euros.

(b) The contribution of non-life insurance outside France to consolidated results before exceptional items

The contribution of this segment outside France to results before exceptional items amounted to 72 million euros, compared with 79 million in 2001.

The combined ratio of activities outside France was also positively oriented, dropping from 105.8% at 31 December 2001 to 104.5% at 31 December 2002.

	Fiscal year 2002	Fiscal year 2001*	Fiscal year 2000*
Belgium	(39)	(18)	(20)
Netherlands	8	3	51
Spain	26	41	33
United Kingdom	18	23	48
Rest of Europe	3	1	(7)
Sub-total Europe	**16**	**50**	**105**
Brazil	6	3	5
Colombia	12	7	(16)
Venezuela	15	2	5
Rest of South America	4	(6)	(11)
Overseas	16	18	16
Africa and Middle East	3	5	5
Sub-total outside Europe	**56**	**29**	**4**
Results before exceptional items, goodwill and taxes	**72**	**79**	**109**

* proforma data

(c) Commentary

In Belgium, non-life premium income amounted to 320 million euros (-8.3%) due to more restrictive underwriting. Owing to the impact of provisions for write-downs, which stood at 111 million euros for all insurance activities, non-life results before exceptional items amounted to -39 million euros, compared with -18 millions d'euros in 2001. The combined ratio deteriorated slightly, rising from 118% at 31 December 2001 to 120% at 31 December 2002 subsequent to claims for major storms in the 4th quarter. There was however a marked improvement in the auto combined ratio, which dropped from 133% to 122%, due to portfolio clean-up and a significant drop in overhead (-10%).

In the Netherlands, premium income from non-life insurance rose 18.5% to 913 million euros and results before exceptional items stood at 8 million euros, compared with 3 million 2001. The combined ratio was back to its satisfactory 2000 level at 102.2%.

In Spain, non-life premium income rose 16.3% to 721 million euros. The contribution before exceptional items stood at 26 million euros, compared with 41 million euros in 2001. The combined ratio remained at a very good level of 100%.

In South America, total premium income from non-life insurance totalled 523 million euros (+9.9% at constant foreign exchange and structures). Results before exceptional items were significantly better at 37 million euros, compared with 6 million in 2001. The combined ratio amounted to 106.4%.

The contribution before exceptional items of other countries amounted to 40 million euros, compared with 47 million in 2001.

4. Credit insurance

AGF Group premium income from credit insurance posted by the subsidiaries of Euler Hermes totalled 1 411 million euros, including 189 million in other services, a rise of 24.3% from the revised figure published for 2001. Hermes has been consolidated in financial statements since 1 July 2002. On a comparable basis, the contribution before exceptional items was nearly steady (-0.4%).

After consolidation restatements, the contribution before exceptional items (AGF share) of Euler Hermes before goodwill amortisation stood at 98 million euros, up a strong 42% from 2001 (69 million euros in 2001). Profitability recovery measures made it possible to reduce the combined ratio more than 11% to 91.4% (102.7% in 2001).

5. Assistance

The premium income of assistance stood at 489 million euros (including 96 million for other services), a rise of 10.1%; on a constant structure and foreign exchange basis, it rose 14.9%. The contribution of this activity to net results before exceptional items was 13 million euros, compared with 5 million euros in 2001.

6. Banking

The contribution of these activities before exceptional items and taxes dropped to 42 million euros (50 million in 2001). Entenial's results before exceptional items were up a strong 50% to 33 millions d'euros (22 million in 2001) owing to a sharp increase in new property lending and control of management costs. Banque AGF reported positive results before exceptional items (11 million euros, compared with -8 million in 2001); its contribution improved due to the write-back of a 20 million euros provision for tax risk, which no longer served any purpose. The results before exceptional items of Eurofactor deteriorated due to an increase in member risks (-15 million euros, compared with 7 million in 2001). Despite poor market conditions, the contribution of Asset Management resisted at 16 million euros, compared with 28 million in 2001. Banking outside France contributed one million euros.

7. Other activities

Other activities included holding companies, cash management and brokerage houses.

The contribution of this activity before exceptional items, taxes and goodwill stood at -9 million euros in 2002, compared with -40 million in 2001.

The ordinary contribution of holding companies improved (-34 million euros in 2002, compared with -75 million in 2001).

Miscellaneous activities in and outside France contributed 25 million euros in 2002, compared with 35 million in 2001.

Consolidated results

Net consolidated results group share amounted to 268 million euros, a drop of 63.4% and was distributed as follows:

In millions of euros

	Fiscal year 2002	Fiscal year 2001 *proforma*	Change	Fiscal year 2000 *proforma*
Life insurance in France	207	460	-55.0%	384
Life insurance outside France	(9)	56	n.s.	90
Total life insurance	**198**	**516**	**-61.6%**	**474**
Health insurance in France	20	54	-63.0%	8
Health insurance outside France	26	(10)	n.s.	(4)
Total health insurance	**46**	**44**	**4,.5%**	**4**
Non-life insurance in France	3	241	-98.8%	299
Non-life insurance outside France	72	79	-8.9%	109
Total non-life insurance	**75**	**320**	**-76.6%**	**408**
Assistance	**13**	**5**	**160.0%**	**21**
Credit insurance	**98**	**69**	**42.0%**	**90**
Banking in France	42	49	-14.3%	75
Banking outside France	-	1	n.s.	16
Total banking	**42**	**50**	**-16.0%**	**91**
Other activities in France	5	7	-28.6%	12
Other activities outside France	20	28	-28.6%	19
Total other activities	**25**	**35**	**-28.6%**	**31**
Results of insurance companies, banking and other activities before exceptional items, goodwill amortisation and taxes	**497**	**1,039**	**-52.2%**	**1,119**
Holding companies in France	(18)	(76)	76.3%	(82)
Holding companies outside France	(16)	1	n.s.	9
Total holding companies	**(34)**	**(75)**	**54.7%**	**(73)**
Results of insurance companies, banking and other activities before exceptional items, goodwill amortisation and taxes	**463**	**964**	**-52.0%**	**1 046**
Taxes	**1**	**(81)**	**n.s.**	**(55)**
Goodwill amortisation	**(138)**	**(105)**	**n.s.**	**(82)**
Exceptional results	**(58)**	**(46)**	**n.s.**	**(25)**
Consolidated net results group share	**268**	**732**	**-63.4%**	**884**

Other financial items

Compared to the weighted number of outstanding shares at 31 December 2002, less the weighted number of treasury shares (15,249,072 shares), or 170,170,920 shares, net earnings per share (weighted EPS) stood at 1.57 euros, compared with 4.36 euros in 2001.

Therefore, AGF maintained a satisfactory level of profitability with ROE of 4.6% at 31 December 2002 (13.1% in 2001).

Capital gains

Capital gains realised, net of provisions for value impairment and unrealised capital loss exposures, in respect of operating companies (insurance, credit insurance, assistance asset management and banking), were therefore, negative. They amounted to -323 million euros (1 090 million euros in 2001); with the holding companies, they stood at -170 million euros, compared with 1 214 million in 2001. The net amount attributable to the shareholder stood at 92 million euros for the operating companies (245 million including the holding companies) compared with 672 million euros in 2001 (796 million euros including the holding companies).

Assets under management, unrealised capital gains

The market value of assets under management (excluding unit-linked) amounted to 68.1 billion euros at 31 December 2002. Including unit-linked, assets under management amounted to 76,3 billion euros. Unrealised capital gains group share reaped the benefits of quality management and disciplined provisioning for write-downs. Between 31 December 2001 and 31 December 2002, their amount dropped (3.3 billion euros at 31 December 2002, compared with 5 billion euros at 31 December 2001). Unrealised capital gains on property held to 2 billion euros, despite capital gains taken. There was an unrealised capital loss of 1.5 billion euros on equity investments. The unrealised gains on bonds rose to 2.8 billion euros owing to lower rate in the second half.

The consolidated book equity of AGF stood at 5.97 billion euros, compared with published shareholders' equity after dividends of 5.66 billion euros at 31 December 2001.

Net asset value

Net asset value (after share buy-backs) amounted to 6.09 billion euros, or 35.5 euros per share, compared with 39.4 euros after dividends at 31 December 2001.

Embedded value

Group embedded value amounted to 6 242 million euros for a drop held to 15% (7 346 million euros in 2001 after dividends). PVFP was highly resilient at 2 056 million euros (2 201 million at 31 December 2001 before the deduction of future result items) a drop of 6.6%. The future result items of life insurance included in net asset value, which have to be deducted, stood at -1 304 million euros (-957 million euros at 31 December 2001) whereas margin cost was up slightly from -569 million euros to -601 million. The total value of new business stood at 65 million euros before margin cost (91 million in 2001) and at 26 million euros after margin cost (60 million in 2001). The profitability of new business on annualised premiums (APE) held to a satisfactory 16 % before margin cost and to 6.3 % after margin cost (APE 2002 = 410 million euros).

Events subsequent to closing

The following events occurred subsequently to the closing of fiscal year 2002:

As part of the finalisation of the geographic distribution of responsibilities within the Allianz Group, in early 2003, AGF sold Allianz Suisse, a subsidiary of Allianz A.G, 100% of the shares of Phénix held by AGF International. The operation will give rise to a subsequent price adjustment. This company will exit consolidation as of 1 January 2003 (it contributed 57 million euros to premium income in 2002 and -3.3 million to consolidated results). This disposal is not expected to give rise to significant results.

AGF SA

AGF SA is the lead holding company of the AGF Group.

1. Increase in share capital

During fiscal year 2002, 730 592 stock subscription options, granted to executives and employees, were exercised, giving rise to the creation of an equal number of shares.

On 14 August 2002, 1 494 934 new shares reserved for employees were issued, pursuant to a decision taken by the Board of Directors on 4 March 2002 and the delegation given by the General Meeting of Shareholders on 4 June 1999.

At 31 December 2002, share capital stood at 854 809 812.23 euros represented by 186 906 160 shares.

2. Financial fixed assets and investments

Investments amounted to 5 034 million euros at 31 December 2002, compared with 4 650 million at 31 December 2001. They were distributed as follows:

in millions of euros

	2002	2001	2000
Treasury shares	524	822	879
Equity investments	4 509	3 825	3 887
Investment securities	1	3	4
TOTAL	**5 034**	**4 650**	**4 770**

a) Equity stakes

Equity investments included:
- 99.99% of AGF Holding for 4,178.2 million euros.
- 29.76% of Banque AGF for a net book value of 144.7 million euros.
- 99.99% of SNC AGF Cash for 0.2 million euros.
- 99.99% of Eustache for a net book value of 2.7 million euros.
- 0.68% of Worms for 13.1 million euros.
- 9.39% of Euler Hermes for 142.4 million euros.
- 7.61% of AGF Asset Management for 28 million euros.

in thousands of euros

	Activity	Revenue	Results
AGF HOLDING 87, rue de Richelieu - 75002 PARIS	Holding	575 224	326 711
EUSTACHE 87, rue de Richelieu - 75002 PARIS	Holding	-	(661)
SNC AGF CASH 14, rue Halévy - 75009 PARIS	Cash management	-	2 587
Banque AGF 14, rue Halévy - 75009 PARIS	Banking	250 172	(8 982)
EULER HERMES 1, rue Euler - 75008 PARIS	Holding	-	72 621
AGF Asset Management 87, rue de Richelieu - 75002 PARIS	Asset Management	3 417	15 142

b) Treasury shares

Pursuant to the provisions of the law of 2 July 1998, the General Meeting of Shareholders of 4 June 1999 authorised the buy-back of a maximum of 10% of the share capital of AGF S.A. This authorisation was renewed by the General Meetings of Shareholders of 30 May 2000, 05 June 2001 and 14 May 2002.
Pursuant to opinion n° 98-D of the Emergency Committee of the CNC, these securities were booked as "financial fixed assets – treasury shares".

During fiscal year 2002, AGF S.A. made an additional acquisition of 951 949 shares for 48.4 million euros (average cost of 50.84 euros) and sold 1 155 160 securities with a book value of 63.1 million euros (average cost of 54.62 euros).

At 31 December 2002, there were 15 351 050 treasury shares that accounted for 8.2% of share capital with a gross book value of 840 million euros (average cost of 54.71 euros).

c) Investments

Marketable securities consisted of 64 724 AGF shares for a net book value of 1.3 million euros. They were acquired for the purpose of stock option grants to AGF Group employees.

3. Receivables from consolidated companies

Receivables in respect of consolidated companies amounted to 1 979 million euros, compared with 1 542 million in 2001. They included loans to AGF Holding for 1 899.5 million euros and a loan to AGF Cash for 76.9 million euros.

4. Provisions for risks and contingencies

They mainly related to Entenial defeasances for 12.9 million euros.

5. Statutory results

Profits for the fiscal year stood at 439 million euros compared with 254 million in 2001. They were broken down as follows:

In millions of euros

	2002	2001	2000
Equity investment revenue	666	27	1 066
Other net investment revenue	27	41	30
Operating expenses	(41)	(43)	(40)
Change in provisions	13	25	33
Capital gains and losses, net of write-downs	(302)	134	76
Tax consolidation gain	76	70	22
Income taxes	-	-	(25)
Net income	**439**	**254**	**1 162**

Equity investment revenue comprised dividends received from:
- AGF Holding for 661.7 million euros,
- Euler Hermes for 3.8 million euros,
- Worms for 0.5 million euros.

Miscellaneous revenue mainly comprised income from cash operations and interest on receivables in respect of AGF Holding.

Operating expenses before exceptional items stood at 41 million euros, compared with 43 million in 2001.

6. Ownership threshold

Pursuant to article L. 233-6 of the new Commercial Code (formerly art. 356 of the law of 24 July 1966), we would call your attention to the acquisition of an equity stake by AGF S.A. in AGF Asset Management amounting to 7.61%.

7. Allocation of profit

In consideration of profits of 439,271,932.34 euros plus retained earnings of 633,822.92 euros, the available balance stood at 439,905,755.26 euros, which we recommended distributing as following: contribution to the net long-term capital gains reserve of 56,192,601 euros, pay-out of a dividend of 171,490,386 euros, an equalisation tax *(précompte)* on dividends of 10,470,883 euros, and the balance, or 201,751,885.26 euros to retained earnings.

Profit for fiscal year 2002	439,271,932.34
Retained earnings	633,822.92
Distributable results	**439,905,755.26**
Contribution to net long-term capital gains reserve	56,192,601.00
Distributable balance	**383,713,154.26**
Dividends	171,490,386.00
Equalisation tax	10,470,883.00
Retained earnings	**201,751,885.26**

The dividend per share would therefore be:
- 1.00 euro: net dividend,
- 0.50 euro: tax credit.

Pursuant to the provisions of article 243 bis of the General Tax Code, you are hereby reminded that the dividend paid for the last three fiscal years was as follows:

	Gross dividend	Tax credit	Net dividend
Fiscal year 1999	2.43	0.81	1.62
Fiscal year 2000	3.00	1.00	2.00
Fiscal year 2001	3.00	1.00	2.00 *

*including 1.10 euros per share withdrawn from income and 0.90 euros from the ordinary reserve.

8. Information relative to the distribution of share capital

Pursuant to article L. 233-13 of the Commercial Code, you are hereby informed that Allianz A.G. held 58.9% of share capital at 31 December 2002. No other shareholder held more 5%.

You are also informed pursuant to article L.225.102 of the Commercial Code that employees and former employees of the AGF Group held 1.8% of share capital at 31 December 2002 in an FCPE employee investment plan.

Implementation of the sustainable development project

As was the case last year, the annual report for 2002 contains a large section on sustainable development (page 49 of this shelf registration document). In keeping with the spirit of the NRE Law and the decree of 20 February 2002, a specific report providing a summary of practices in effect at AGF in areas of sustainable development was elaborated at the end of 2002 based on available information.

The decision to fold "traditional institutional" and sustainable development approaches into single report was taken because it provides a complete vision of the company to the widest possible audience. Although all key themes for a company like AGF are addressed, this new exercise is still imperfect because certain social and environmental data (example: waste) are not precisely consolidated or are followed only on an intra-group level (generally the AGF Social and Economic Unit, or 41% of employees). Each quantified datum includes mention of the exact nature of the scope in question. Moreover, various points do not have performance indicators.

In fact, the preliminary requirement for the definition of such objectives is a reliable reporting system. In 2002, the first bases of a data consolidation system in respect of the environment were formed. This process to widen the reporting system will extend through the years to come in order to facilitate the consolidation of the largest possible number of data on an AGF scale, subject to technical and financial constraints. The challenge is to adapt reporting tools to the true underlying elements.

Therefore, the report, in its present configuration cannot be considered consistent with the major lines of the Global Reporting Initiative.

Information relative to corporate officers

a) Remuneration of corporate officer during fiscal year 2002

Pursuant to article L. 225-102-1, paragraph 1, of the Commercial Code, you are hereby informed that the remuneration and fringe benefits or directors' fees paid by the company or companies it controls during the year to corporate officers was distributed as follows:
- for the Chairman, Jean-Philippe Thierry (1 January through 31 December 2002), 994 210 euros, including 24 392 euros in directors' fees paid by AGF S.A and 2,382 euros by other Group companies.

Moreover, for 2002, the Board of Directors, acting on the recommendation of the Compensation Committee approved grants to Chairman Jean-Philippe Thierry of 1 565 SARs and 52 520 options to subscribe to AGF stock in its meeting of 2 September 2002.

The directors' fees paid in 2002 by AGF S.A. to corporate officers (excluding directors representing employees and employee shareholders and the Chairman) stood at 288 125 euros and were distributed as follows:

- Mr. Henning Schulte-Noëlle 24,392 euros (including Compensation Committee)
- Mr. Breipohl 35,063 euros (including Transactions Committee)
- Mr. Bremkamp 30,489 euros (including Audit Committee)
- Mr. Cannac 35,063 euros (including Transactions Committee)
- Mr. Kalscheuer 35,063 euros (including Transactions Committee)
- Mrs. Majnoni d'Intignano 33,538 euros (including Audit and Compensation Committees)
- Mr. Lévy-Lang 19,818 euros (including Compensation Committee)
- Mr. Brette 24,392 euros
- Mr. Peyrelevade 12 196 euros (including Audit Committee)
- Mr. Jeancourt-Galignani 21,342 euros
- Mr. Ferrero * 16,769 euros (including Audit Committee)

*Mr. Ferrero was appointed a director to replace Mr. Peyrelevade at the General Meeting of Shareholders of 29 May 2002. He also became Chairman of the Audit Committee.

The gross overall remuneration paid to the three directors representing employees and employee shareholders during the year totalled 260,731 euros, including 73,175 euros in directors' fees.

The directors' fees paid in 2002 to corporate officers by AGF S.A. amounted to 385,696 euros, including 73,175 paid to directors representing employees and employees shareholders and 24,392 euros to Chairman Jean-Philippe Thierry.

b) Mandates and functions of corporate officers during fiscal year 2002

You are also hereby informed that pursuant to the same provisions of law, the list of all mandates and functions of corporate officers in all companies appears under "Board of Directors at 31 December 2002" on page 13 of this report.

Resolutions presented for the approval of the Ordinary General Meeting of Shareholders

The Board of Directors recommends that the shareholders in their Ordinary General Meeting approve the consolidated financial statements as well as the statutory financial statements, and establish at 181 961 269 euros the total dividend on 171 490 386 dividend bearing shares (share capital outstanding at 13 March 2002, excluding treasury shares), which in consideration of an equalisation tax on the dividend of 10 470 883 euros, brings the amount distributed to shareholders to 171 490 386 euros, or a net dividend of one euro per share. The balance booked to retained earnings will equal 201 751 885.26 euros. The dividend will be payable starting 27 May 2003 and include a tax credit of 50%, with the stipulation that in certain cases provided for by the Finance Law of 2003, the tax credit may be 10%.

The Board has been informed of the resignation from the Board of M. Henning Schulte-Noëlle as of 29 April 2003.
It recommends that you name Mr. Michael Diekmann as director for a period of 4 years.

It is also recommended that you extend for another eighteen month period the authorisation given to the Board to buy back shares of the company by any and all means, on the open market or over the counter, up to a maximum of 10% of share capital. Shares bought back may be used to regularise the share price, grant stock options to company employees, and improve the investment and financial management of the company. Pursuant to the law, a *note d'information* providing detailed information on the aforementioned buy-backs has been approved by the COB.

Lastly, your Board recommends that you establish the annual budget for directors' fees for 2003 and subsequent years at 360 000 euros until such time as the General Meeting of Shareholders decides otherwise.

Resolutions presented for the approval of the Extraordinary General Meeting of Shareholders

The Board of Directors recommends that the shareholders in their extraordinary general meeting approve several financial resolutions to renew authorisations given previously that enable certain financial operations in respect of increasing the share capital of your Company with or without preferential subscription rights.

As provided for by the law on commercial companies, these resolutions are intended to give your Board the widest latitude to act in the interests of the Company. The diversity of financial products and rapid changes in markets require maximum flexibility to choose those methods of issuance that are the most favourable for the Company and its shareholders so operations may be carried out rapidly based on opportunities as they arise.

The Board will continue to have the option of emitting shares and marketable securities giving entitlement to share capital in France and abroad in all circumstances. The overall amount of share capital increase that may be realised may not exceed 650 million euros in par value; the face value of bonds that may be issued by virtue of these delegations may not exceed 1.5 billion euros.

As was the case of the authorisations given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 5 June 2001 in its ninth and tenth resolution, these issues may include or eliminate preferential subscription rights pursuant to the provisions of law. The elimination of preferential subscription rights is recommended in order to increase the chances of success by accelerating the placement process, as the Board deems necessary.

Subsequent to the authorisation given by the Combined Ordinary and Extraordinary General Meeting of Shareholders of 5 June 2001 in its eleventh and twelfth resolutions, the Board recommends that shareholders renew the Board's option to increase share capital by capitalisation of reserves and paid-in capital as well as increase share capital to pay for securities tendered in a public exchange offer on the shares of another company.

Another resolution put before shareholders renews by anticipation for a period of five years the authorisation given to the Board to reduce share capital, as it sees fit, by cancelling a portion of the shares bought back pursuant to the authorisation provided for in resolution seven presented to the shareholders in their ordinary general meeting up to a maximum of 10% of share capital.

The Board of Directors


AGF
Consolidated financial statements

Contents

Consolidated balance sheet at 31 December 2002

Consolidated assets

in millions of euros

	Notes	31.12.2002	31.12.2001 proforma(1)	31.12.2000 proforma(2)
Goodwill	6	1,881	1,695	1,646
Intangible assets:	5	1,045	1,042	1,068
- portfolio of policies		93	116	161
- other		952	926	907
Investments of insurance companies	8	58,775	57,061	54,869
Investments representing unit-linked policies	8	8,194	8,687	8,902
Investments of banking sector companies	8	4,011	3,204	2,493
Investments of other companies	8	1,054	1,239	1,600
Equity investments in companies accounted for under the equity method	7	922	823	808
Reinsurers' share in underwriting reserves	19	3,819	3,302	4,258
Receivables from insurance and reinsurance operations	9	3,650	4,093	3,687
Due from banking sector customers	10	13,506	13,238	12,843
Due from banking sector institutions	11	2,005	2,353	2,660
Other receivables	12/18	1,966	1,669	1,844
Other assets	13	759	659	428
Total pre-payments and accrued income	14	3,451	3,743	3,453
- Deferred acquisition costs		1,656	1,640	1,568
- Other		1,795	2,103	1,885
Total assets		105,038	102,808	100,559

(1) Proforma resulting from a change in accounting method in respect of the provision for capital loss exposures (see note 4.1) and changes in segmentation (see note 4.3)
(2) Proforma resulting from the application of new rules of consolidation (CRC 2000 05) and changes in segmentation (see note 4.3)

Consolidated liabilities

in millions of euros

	Notes	31.12.2002	31.12.2001 proforma(1)	31.12.2000 proforma(2)
Group shareholders' equity:	15	5,970	6,135	5,721
- Share capital		855	844	844
- Premiums linked to share capital		2,639	2,568	2,566
- Reserves group share		3,173	2,845	2,284
- Net income group share		268	732	884
- Other		(965)	(854)	(857)
Minority interests :	16	547	536	603
- Share in reserves		493	482	536
- Share in income		54	54	67
Fund for general banking risks		21	21	24
Subordinated liabilities	20/21	1,579	894	829
Underwriting reserves:	19	63,198	61,188	59,708
- Life underwriting reserves		45,968	45,091	42,583
- Non-life underwriting reserves		17,230	16,097	17,125
Underwriting reserves on unit-linked policies	19	8,233	8,724	9,005
Provisions for contingencies and losses	17	1,288	1,352	1,797
Payables to insurance or reinsurance operations	22	1,718	1,997	2,017
Payables to banking sector customers	23	4,235	4,142	3,492
Payable represented by securities	20/24	12,523	10,986	10,688
Payables to banking sector companies	20/25	2,513	3,210	3,458
Other payables	26	2,575	3,170	2,501
Accruals and deferred income	27	638	453	716
Total liabilities		105,038	102,808	100,559

(1) Proforma resulting from change in accounting method relative to the provision for capital loss exposures (see note 4.1) and changes in segmentation (see note 4.3)
(2) Proforma resulting from the application of new rules of consolidation (CRC 2000 05) and changes in segmentation (see note 4.3)

Consolidated profit and loss statement for fiscal year 2002

in millions of euros

	Notes	Non-life insurance	Life insurance	Banking	Other activities	Fiscal year 2002	Fiscal year 2001 Proforma (1)	Fiscal year 2000 Proforma (2)
Premiums written	28.1	9,644	5,486	-		**15,130**	16,374	15,626
Change in unearned premiums		(115)	6	-	-	**(109)**	(145)	(4)
Premiums earned		**9,529**	**5,492**	**-**	**-**	**15,021**	**16,229**	**15,622**
Operating income from banking	28.2	-	-	1,650	-	**1,650**	1,812	1,719
Income from other activities	31.4	-	-	-	39	**39**	30	21
Other operating income (net of expenses)		352	61		1	**414**	399	371
Net financial income	32	769	625	-	171	**1,565**	3,284	4,473
Total ordinary operating income		**10,650**	**6,178**	**1,650**	**211**	**18,689**	**21,754**	**22,206**
Insurance underwriting expenses		(7,272)	(5,109)	-	-	**(12,381)**	(15,407)	(16,084)
Expenses or net income from reinsurance cessions		(268)	(12)	-	-	**(280)**	336	170
Expenses from bank operations	31.3	-	-	(1,385)	-	**(1,385)**	(1,528)	(1,392)
Expenses from other activities		-	-	-	(157)	**(157)**	(132)	(130)
Management expenses		(2,781)	(966)	(237)	-	**(3,984)**	(4,070)	(3,723)
Total ordinary operating expenses		**(10,321)**	**(6 087)**	**(1 622)**	**(157)**	**(18,187)**	**(20,801)**	**(21,159)**
ORDINARY OPERATING RESULTS BEFORE EXCEPTIONAL ITEMS		**329**	**91**	**28**	**54**	**502**	**953**	**1,047**
Intersectoral transfers (3)		(31)	89	10	(68)	**-**	-	-
RESTATED ORDINARY OPERATING RESULTS		**298**	**180**	**38**	**(14)**	**502**	**953**	**1 047**
Other net income						**(67)**	(9)	(13)
Exceptional results	33					**(72)**	(73)	145
Income taxes	34					**27**	(54)	(181)
NET INCOME FROM CONSOLIDATED COMPANIES						**390**	**817**	**993**
Income from share in net income of companies accounted for under the equity method	7					**89**	92	94
Goodwill amortisation	6					**(157)**	(123)	(136)
CONSOLIDATED NET INCOME						**322**	**786**	**951**
Minority interests						**(54)**	(54)	(67)
NET INCOME (group share)						**268**	**732**	**884**
Diluted earnings per share						**1.52**	4,21	5.13
Non-diluted earnings per share						**1.57**	4,36	5.20

(1) Proforma resulting from change in accounting method relative to the provision for capital loss exposures (see note 4.1) and changes in segmentation (see note 4.3)
(2) Proforma resulting from the application of new consolidation rules (CRC 2000.05) and changes in segmentation (see note 4.3)
(3) Relates mainly to reinsurance, cash pooling and brokerage eliminations

Summary of off-balance sheet given and received

in millions of euros

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Commitment given			
- Insurance companies	**882**	1,007	1,330
- Banking sector companies	**2,472**	1,927	2,372
- Other activities	**208**	402	337
Commitments received			
- Insurance companies	**1,187**	1,594	1,573
- Banking sector companies	**3,822**	3,778	4,621
- Other activities	**629**	764	144
Securities received as pledges from reinsurers			
- Insurance companies	**1,031**	1,186	924
Securities remitted by reinsured organisations with joint guarantee or substitution			
- Insurance companies	**2**	-	-


AGF
Annex to consolidated financial statements

1 - HIGHLIGHTS OF 2002

1.1 Appointments and organisation

At the meeting of the Board of Directors of 14 May 2002, Christian de Gournay announced his departure from the Group. Accordingly, Chairman Jean-Philippe Thierry announced that the Executive Committee would be reorganised with the following individuals as of 1 June:
- Jean-Francois Debrois, Managing Director, responsible for life and health insurance,
- Gérard Pfauwadel, Managing Director, responsible for property and liability,
- François Thomazeau, Deputy Managing Director, responsible for business outside France, reinsurance as well as human resources, administrative services and the legal department,
- Laurent Mignon, Deputy Managing Director, responsible for Asset Management and banking, property, corporate finance, financial insurance and credit insurance.

1.2 Financial situation

Investment performance was affected by major provisions for lasting impairment. The total amount of incremental provisioning was 863 million euros.

Last October, the rating agencies Standard & Poor's and Moody's confirmed the financial solidity of AGF. S & P gave AGFs main subsidiaries AGF Vie and AGF Iart an AA rating. Moody's gave an Aa2/ stable outlook rating to the two subsidiaries in question. It said that this rating showed the solidity of AGF Vie and AGF Iart networks, their low risk profile and the quality of their financial fundamentals.

At the conclusion of a subscription period reserved for employees that ran from 17 June to 3 juillet 2002, AGF increased share capital by issuing new shares on 14 August 2002. The total number of newly issued shares with rights of ownership effective 1 January 2002, stood at 1,494,934 for a payment of 61,710,875 euros (41.28 euros per share).

1.3 Provisions for capital loss exposures

See paragraph 4.1 of comparability of financial statements

1.4 Non-life insurance

The overall cost of floods in September 2002 in southeastern France was estimated at 750 million euros by the FFSA. The number of claims filed with AGF is likely to approach 6000 with a total cost of 20 million euros after reinsurance.

1.5 Investment in Crédit Lyonnais

In its meeting of 16 October 2002, the CECEI authorised AGF to exceed the threshold of 10% of voting rights in Crédit Lyonnais.

In the present context, the AGF Group announced it had decided to bring its support to the offer made by Crédit Agricole S.A. and SACAM Développement. AGF is pleased with this friendly operation, believes it strengthens existing partnerships with the Credit Lyonnais and opens up new horizons of cooperation.
The stake of AGF in Crédit Lyonnais is discussed in note 8.5.

1.6 Acquisition of Hermes

The Allianz Group and AGF finalised the creation of Euler Hermes, a world credit insurance leader. In September 2001, Allianz A.G. and AGF have announced their intent to merge the credit insurance activities of their two subsidiaries, Euler Hermes, in order to strengthen Euler's n° 1 world position on the market. This operation makes credit insurance one of the strategic businesses of AGF within the Allianz Group.

1.7 Reorganisation of activities among AGF, MMA and MAAF

AGF and the mutual groups MMA and MAAF Assurances reorganised their service and advisory activities in the area of health into a single structure. The new group emerged from the merger of Santé Conseil Service (SCS), a 95%-owned subsidiary of AGF and Haussmann Conseil Santé (HCS), a subsidiary of MAAF Assurances. The new company will be mainly held by an equally-owned AGF/ MMA-MAAF holding company. Its share capital will be open to other partner companies.

1.8 International

Allianz' and AGFs life insurance subsidiary in Egypt, Arab International Life Insurance Company (AILC), signed a bancassurance agreement with Banque MISR. This partnership will enable AILC to extend the marketing of its life products throughout Egypt.

2 – Principles and methods of consolidation

The consolidated financial statements of the AGF Group were prepared in accordance with generally accepted accounting principles as applied in France, and particularly with the decree of 17 January 2001, enacting regulation N°2000-05 of the Accounting Regulation Committee.

2.1 Methods of consolidation

Subsidiaries were fully consolidated when exclusively held by the AGF Group. They were proportionally consolidated when jointly controlled with one or more other group's, principally Allianz AG.

Companies over which the AGF Group has material influence were accounted for under the equity method.

OPCVM investment funds were excluded from consolidation, as well as property companies, whose income is directly captured by the holding company to the extent that does not alter the faithful representation of companies.

2.2 Closing date

The financial statements of companies within the AGF Group scope of consolidation were closed at 31 December.

2.3 Foreign exchange translation

The financial statements of foreign subsidiaries were established in their currency of operation. The conversion of statements in the currency of operation to the euro was based on the closing rate method and foreign exchange rates at 31 December.
The AGF Group's share in foreign exchange adjustments was posted to shareholders' equity under "foreign exchange translation adjustment" (see note 15 of the annex to the consolidated financial statements) and to "minority interests" for the share of other shareholders.

2.4 First consolidation differences

Pursuant to regulation 2000-05 of the Accounting Regulation Committee, AGF did not retroactively restate acquisition and divestment operations prior to the first year of application of regulation 2000-05.

First consolidation differences were the differences between the acquisition costs of consolidated companies and the share in their restated shareholders' equity at acquisition date.

2.4.1 First consolidation differences prior to 1 January 2001

They were booked to identified assets and to an intangible network value (see note 5 of the annex to the consolidated financial staiments) for acquisitions after 1 January 1992, and to the present value of future profits of the life portfolio in the case of Zwolsche acquired in 2000 (see note 4.3.2).

Prior to 1 January 1992, first consolidated differences were not allocated.

Capital gains deemed to be significant and lasting in nature were allocated to specific assets. Life insurance acquisitions gave rise, as appropriate, to a provision for policyholder profit-sharing, whereas non-life acquisitions gave rise to a provision to preserve balance in underwriting income, as necessary.

An amount was allocated to the value of the network up to the ownership stake or increased ownership stake for companies that were already consolidated, as follows:
- for insurance companies, one-half of premium income, net of reinsurance, for the last fiscal year prior to the acquisition,
- for credit insurance companies, 40 % of premium income before reinsurance,
- for brokers, annual premium income.

In the cases of Athéna, Allianz France and Royal Nederland, the value of the network was calculated by applying the present value of future cash flows. The value of the network is established each year and subject to write-down, when appropriate.

2.4.2 First consolidation differences after 1 January 2001

The first consolidation difference was the difference between acquisition cost and a total valuation of assets and liabilities identified on acquisition date.

The cost of acquiring securities was equal to the amount paid to the seller by the buyer, plus any other costs directly related to the acquisition, net of corresponding tax savings.

A rise in the percent interest in a company that was already fully consolidated did not call into question the valuation of identified assets and liabilities, as established on the effective date of the controlling interest. The entire difference was booked to goodwill.

2.5 Goodwill (note 6 of the annex to the consolidated financial statements)

Goodwill was the unallocated portion of first consolidation differences.

Unless the amount was under 1.5 million euros, goodwill was generally amortised over twenty years. Otherwise, it was expensed in the year of acquisition.

Goodwill was revalued each year in light of the situation of the companies concerned.

Negative goodwill corresponding to the accumulated earnings for a company whose shares were held prior to its entry in the Group's scope of consolidation was credited to profit and loss based upon an amortisation schedule adapted to the situation of the company concerned.

Negative goodwill related to any shortfall in future returns taken into consideration in the acquisition price. It was booked to provisions for contingencies and losses and written back to profit and loss according to a schedule deemed appropriate to the company's situation.

2.6 Methodology followed in writing down intangible assets and goodwill

At each fiscal year closing, there is a comparison between the net book value and present value of intangible assets and goodwill.

Present value was the useful value, i.e., a valuation of future business advantages expected from their use or removal.

It is not possible to estimate the present value of an asset taken alone. the estimate will imply all assets generating cash to which an isolated asset belongs. In some cases, this group of assets may be the company itself.

For equity investments with indicators that would imply that they lost value. the useful value was determined by discounting the expected net cash flows to infinity. Net cash flows were defined using the following :

- forecasts, generally over three years, taken from available budgets,
- hypotheses of normalised return on financial assets
- a terminal growth rate based on the long-term perspectives of the activity and inflation,
- capital allocated to the entity to cover underwriting and investment risk,
- the excess capital of the entity represented by the difference between its net asset value based on the most recent statements and allocated capital.

These flows are discounted at the cost of capital. The cost of capital used is based on the risk premium of each country and sector of activity. (In Europe, the rate is 8.15% for insurance companies).

Analyses of the value sensitivity to hypotheses are conducted. Comparisons are made using implicit multiples of significant indicators of activity such as premiums, allocated capital or underwriting reserves.

For other equity investments, the useful value is notably calculated using net asset value with a multiple reflecting profitability relative to the entity in consideration.

Moreover for quoted companies, when the market price at closing differs significantly from the value in consolidated financial statments including intangible assets. this approach is followed by a multi-criteria analysis that includes net asset value and the estimate of expected future economic advantages in addition to market price.

If there is a negative difference between the present value of an equity investment and its net book value in consolidated financial statements, a write-down may be recorded subsequently to an analysis of the difference.

2.7 Internal transfers between consolidated companies

Transfers of assets

Intra-group capital gains and losses from transfers of assets were eliminated in consolidation.

However, internal capital losses where not eliminated if the present value of the asset sold was less than its book value.

Other transactions

Other intra-group transactions, mainly in respect of reinsurance, were eliminated from the balance sheet and the profit and loss statement.

2.8 Deferred taxes

Temporary differences between the book and fiscal values of assets and liabilities and tax losses carried forward gave rise to the recognition of deferred taxes at the last known rate (variable deferral method).

All deferred tax liabilities are taken into consideration; however, deferred tax assets are booked only if their recovery is likely.

3. Accounting principles and valuation methods

The consolidated financial statements were prepared based on methods defined by the Group for its consolidation and pursuant to:

- general accounting principles as applied in France to insurance companies,
- and valuation methods mentioned in this note that apply in preparing consolidated financial statements as exceptions to the methods applied to individual statements (as defined by regulation N°2000-05 of the Accounting Regulation Committee).

The methods used in consolidated statements do not change the retranscription of the business and legal properties of insurance policies, wherever they be located.

The valuation methods used for banking sector companies were those recommended in section III of regulation N°99-07 of the Accounting Regulation Committee.

3.1 Allocation of insurance company expenses according to purpose

Expenses for French and foreign insurance companies were initially recorded by type, then reallocated by purpose in the profit and loss statement based on distribution formulas using objective business criteria.
Administrative expenses relating to investments were classified with investment expenses.
Claims administration expenses were included with claims expenses.
Costs relating to the acquisition of policies, administrative expenses, and other insurance related costs were reported in the profit and loss statement.

3.2 Non-life insurance operations

Premiums

Premiums were recorded before taxes and reinsurance when written, net of cancellations, reductions and rebates.
They included, for the portion earned, an estimate of premiums to be written, and for premiums written during the year, an estimate of premiums to be cancelled subsequent to closing date.

Reserves for unearned premiums (see note 19 of the annex to the consolidated financial statements)

A reserve for unearned premiums, before expenses and commissions, was booked policy by policy, based on the time between the fiscal year closing and premium expiration date.

Deferred acquistion costs

Costs related to acquiring new business (see note 14 of the annex to the consolidated financial statements), principally commissions and internal expenses related to policy issuance, were amortised over the life of the policy, according to the same rules that apply to reserves for unearned premiums.
The portion of acquisition costs attributable to the period from year-end to the premium expiration date, was recorded in the balance sheet as a deferred acquisition cost under prepayments and accrued income.
Changes in deferred acquisition costs were posted to acquisition costs in the profit and loss statement.

Claims

Claims expenses comprised the following items:
- claims paid during the year relating to the current year or to preceding underwriting years, net of any claims recoveries,
- claims administration expenses, mainly claims department costs and commissions paid for claims administration.

Claims reserve

The claims reserve was an estimate of the costs of all claims incurred but unpaid at year end, whether reported or not, net of estimated recoveries.
They included a reserve for management expenses that was calculated based on actual experience. The claims reserve was not discounted.

Mathematical annuity reserves

Mathematical annuity reserves were the present value of commitments in respect of annuities and related expenses.
They were based on tables believed to be appropriate, based on the location.
The underwriting interest rates used in calculating the present value of commitments were no greater than a conservative forecast of returns on the assets they represented.

Equalisation provision

These provisions may be booked if their purpose is to provide for possible future risk and events of low frequency and high unit cost. They related mainly to commercial credit insurance and natural disaster protection.

Other underwriting reserves (see note 19 of the annex to the consolidated financial statements)

A provision for unexpired risk was booked by risk category in addition to the reserve for unearned premiums to provide for claims that may arise after year-end related to policies underwritten prior to that date, and related business acquisition and administrative expenses when these were not covered by the reserve for unearned premiums.

Reserves for increasing risks were booked in health and disability insurance for risks that increase with policyholder age when premiums stay the same.

Capitalisation reserve

Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated financial statements.

3.3 Life insurance technical operations

Definition

Life insurance included all transactions that were defined as such in any legislation that applied to the consolidated companies of the AGF Group.

Premiums

Premiums were booked when written, before reinsurance.

Life insurance reserves (see note 19 of the annex to the consolidated financial statements)

Mathematical reserves were equal to the difference between the present values of insurer and policyholder commitments.

The insurer's commitments equalled the present value of insurance benefits, based on the probability of payment.

Policyholders' commitments equalled the present value of straight premiums remaining to be paid plus administrative costs, but excluding acquisitions costs, adjusted for the probability of payment.

Mathematical reserves were not zillmerised.

Underwriting reserves were sufficient for meeting all Group commitments.

The mortality tables used were those that were recognised locally as being appropriate. However, when a change in a table led to a reduction of mathematical reserves below their surrender value, the original tables were retained. The underwriting interest rates used in present valuing commitments were no greater than a conservative forecast of the rates of return on the assets they represented.

- Unit-linked insurance policies:

For unit-linked policies, reserves were marked to the fair market value of their account units at the close of the fiscal year.

Other underwriting reserves

- Administrative cost reserve

Where appropriate, provision was made to cover future administrative costs globally on all policies not covered by weighting of premiums or by withdrawals of investment income provided for under the terms of the policy. The methods used to calculate this reserve were set forth in the decree of 29 December 1998.

- Policyholders profit-sharing reserve:

The profit-sharing reserve was equal to profit-sharing allocated to policyholders when profits were not payable immediately.

There can also be contributions or write-backs to the general fund for policyholder profit-sharing.

- Policyholder profit-sharing

Policyholder profit-sharing included profit-sharing due and deferred. Profit-sharing due was recorded in consolidated statements.

Unconditional deferred profit-sharing was booked to liabilities in respect of any observed difference, based on future entitlements, between individual and consolidated accounts, with the exception of differences related to the net book value of consolidated affiliates held by insurance companies.

Conditional deferred profit-sharing, which depends on the occurrence of an event, was only booked if there was a high probability of occurrence or based on management decisions.

- Deferred acquisition costs:
Costs of acquiring new life insurance business were booked to assets (see note 14 of the annex to the consolidated financial statements) and amortised based on the recognition of future margins (maximum length of amortisation being 20 years), the net value booked being no less than the zillmerisation difference.

Deferred acquisition costs were presented net of sales fees. This net presentation had no impact on consolidated profit and loss and net position.

Principles for retaining policies in the portfolio were based on surrender rates, death experience and payments at policy maturity.

Acquisition costs were only deferred to the extent that subsequent amortisation was covered by the expected margin on each insurance product category.

Capitalisation reserve

Fiscal year changes in respect of this reserve, booked to profit and loss in individual accounts, were cancelled in consolidated accounts. Deferred profit-sharing was booked when there was a strong probability of a distribution to policyholders, particularly to take into consideration policyholder rights in certain separate accounting portfolios. Deferred taxes were recognised on restatements of the capitalisation reserve only when there was a strong probability of sale at a capital loss of securities in the capitalisation reserve.

3.4 Reinsurance operations

Acceptances

Reinsurance acceptances were booked individually on the basis of actual or estimated annual earnings.
Underwriting reserves were equal to the amounts communicated by ceding companies, plus any additional amounts, if appropriate.

Cessions

Reinsurance cessions were booked according to the terms and conditions set forth in reinsurance treaties.
The shares of reinsurers in underwriting reserves were determined on the same basis as underwriting reserves recorded on the balance sheet as liabilities.
Cash deposits received from reinsurers were recorded under liabilities.
Securities received as pledges from reinsurers were recorded off-balance sheet and marked to market.

3.5 Transactions in foreign currencies

Transactions were booked in the foreign currency in which they were denominated.
At closing, items carried on the books in foreign currencies were converted at exchange rates in effect on closing date.
Deferred unrealised gains and losses attributable to changes in exchange rates since previous year-end were booked to profit and loss.

3.6 Investments

Investments were valued and recorded according to business sector.

3.7 Methods common to all business sectors

Acquisition prices

Investments were booked at their acquisition prices, excluding accrued interest.

Acquisition costs

The acquisition costs of fixed assets acquired since 1 January 2001 (buildings and non-consolidated subsidiaries) booked as a charge to statutory accounts were booked to consolidated accounts and amortised according to the same schedule as the assets they were associated with.

Income from asset divestments

Capital gains and losses on divestments of marketable securities or buildings were booked to profit and loss in the year of the sale. They were generally calculated based on the FIFO (first in – first out) method.

Share exchange offers

In share exchange offers, capital gains were based on the estimated value of the shares received from the offerer that was deemed to be the most reliable (average price or price on the day the results of the offer were published).

Realisable value of marketable securities at closing date

The realisable value of marketable securities at closing date was the price on the Paris Bourse on closing date for listed securities and the estimated market value for unlisted securities.

Bonds that had not been recently listed were valued at their "broker" listing. This realisation value was sometimes restated by the deferred income on derivative operations unexercised on closing date.

This value was used in calculating unrealised capital gains or losses in note 8.

Buildings

Buildings, land, and shares in real estate companies were recorded at acquisition cost, net of taxes and fees.

Renovation expenses that increase the value of a building were recorded as assets, posted to "buildings" and depreciated over 10 to 20 years.

Acquisition fees in respect of buildings acquired prior to 1 January 2001 (transfer taxes, legal and professional, and contractual fees) were recorded as assets and amortised over 5 years.

Buildings were generally depreciated on a straight-line basis over 50 years.

The realisable value of buildings was generally based on five-year appraisals that were updated annually. Realisable value was used in calculating the unrealised capital gains and losses in note 8.

Buildings held by companies other than insurance companies were recorded at acquisition price and written down on a line by line basis when their current value was less.

3.8 Specific rules on insurance investments

3.8.1 Bonds and other fixed income securities

The difference between the acquistion price and the reimbursement value of each line of securities was booked to profit and loss over the residual life of the security.

The realisable value was the price on the Bourse or fair market value in the case of unlisted securities.

In the case of derivative instruments that had not been exercised on closing date, the realisable value was sometimes adjusted by the deferred income on the instrument.

Provision was not made for capital losses arising in comparisons of book value (increased or reduced by the amortisation of reimbursement differences) with realisable values.

A provision for investment write-down was only booked when issuer default was deemed likely.

3.8.2 Buildings, equities and other floating rate securities

Provision for value impairment

Provisions for the value impairment of building, equities and other floating incomes receivables were booked line by line for that portion deemed to be lasting in nature. The purpose of the provision for value impairment is to cover all identified risks in excluding bonds and other fixed income securities investments within the meaning of article R 332-19 of the Commercial Code (mainly buildings and equities) based on the characteristics of the insurance activity.

a) Presumption of lasting impairment
An impairment in value was deemed to be lasting in nature in the following cases :
- if there was already a write-down on a line of investments at last year accounting closing ;
- in the case of marketable securities, if the investment has shown continous significant unrealised capital loss compared to its book value over a period of 6 consecutive months preceding closing date ;
- if there are objective indicators that the company cannot recover all or a portion of the book value of the investment (significant drop of indicators for a sector of activity, significant drop in the market value over a long period when the whole market is performing differently, unfavourable change in fundamental investment analysis indicators, difficulty in investment disposal, deteriorating adaptation of an asset to the market or determination of its inadaptability, existence of true counterparty risk).

b) Accounting for the characteristics of insurance activity
The book value of investments was based on the capacity of the company to hold an investment for the planned horizon based mainly on :
- constraints of asset-liability management
- historic turnover rates of security portfolios
- the financial position of the holding company : the existence for example of positive future cash flows over the ownership horizon not requiring sale on the open market
- the actual use of ownership for the company –non-consolidated subsidiaries, existence of shareholder agreements or distribution agreements, etc.)
- individual characteristics of the separate accounting potfolios where the investment in question is booked

The determination of book value also takes into consideration criteria related to the market or expected return.

c) Valuation of property investments
A property investment is marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell it in the short-term. The market value is the most recent appraisal value.
In other cases the valuation of property investments was based on useful value determined by using the discounted cash-flows valuation method.

d) Valuation of equities and floating rate securities
Equities and other floating income securities are marked to market if the company cannot hold the investment on a lasting basis or if it plans to sell the investment in the short-term. The market value is the higher of average market value in the last month and last price quoted on closing date.
In other cases, securities are booked at their recoverable value. This recoverable value is based on investment horizon according to a multi-criteria approach: balance sheet approach, approach by results (discounted cash-flows valuation method, PER method, etc.) analysis using the value of the market.

In certain cases, when the company does not have the information needed for multi-criteria analysis, the recoverable value is calculated by using the risk-free rate increased by a risk premium to the average market value in the last month over the length of probable ownership.

Provision for capital loss exposures on underwriting commitments

The provision for capital loss exposures on underwriting commitments provided for by the Insurance Code for French insurance companies was not booked in consolidated financial statements. However, based on a request of the Insurance Control Commission, such provisions booked to the statutory statements of French insurance companies are reported for the same amount in consolidated statements with no allowance made for differences in book value on consolidated and statutory basis (see note 4.1)

Investment income transferred to technical accounts

A portion of total investment income was transferred to technical accounts based on the ratio of insurance underwriting reserves to the total of the company's underwriting reserves and shareholders' equity (average between the fiscal year opening and closing amounts).

3.8.3 Special case of investments representing unit-linked policies

Investments representing unit-linked policies were booked to the balance sheet at their market value on fiscal year closing date. The difference between acquisition price and market value was included in the change in mathematical reserves.

3.9 Investments in banking and finance

Trading securities

Securities held for purposes of short-term trading (i.e. sold within a six month period) were initially recorded, fees and coupons included, and individually marked to market at year-end.

Marketable securities

Securities held for more than six months and not deemed useful in the long-term to banking were initially recorded, excluding fees and accrued interest. At closing date, they were individually marked to their listed price, realisable (in the case of OPCVM shares) or fair market value (in the case of unlisted securities). Provision was made for unrealised capital losses. Premiums and discounts on fixed income securities were amortised over the remaining life of the security.

Term securities

Term securities are fixed income securities that are held to maturity. They were recorded and valued in the same way as insurance company bonds.

Securities held in portfolio

This category includes securities acquired for the purpose of generating satisfactory long-term profitability without intervening in the management of a company. At fiscal year closing, the valuation is based on market value on a security by security basis.

3.10 Fund for general banking risks

Funds for general banking risks carried in the financial statements of banks were maintained in the consolidated financial statements.

3.11 Regulated provisions

Regulated provisions are cancelled in consolidated financial statements.

3.12 Retirement commitments

The AGF Group bases its employee retirement plans on the laws and customs in effect in the countries where it does business (see note 17 of the annex to the consolidated financial statements).
In some countries, AGF Group companies made salary based contributions to organisations that were then responsible for paying the benefit following retirement. In these cases, there was no actuarial obligation.
In countries where there were internal retirement plans for employees or retirees, an actuarial liability was recorded in consolidated financial statements for the remaining years of service of employees. The same held true for Group commitments in terms of retirement bonuses.
For insurance companies in France, pursuant to the agreement of 2 February 1995 between the FFSA (the French Federation of Insurance Companies), and labour and management representatives, expenses related to the consolidation of provisions for the retirement plan for insurance companies were charged to shareholders' equity and credited in provisions for contingencies and losses in accordance with the recommendation of professional organisations (see note 17 of the annex to the consolidated financial statements).
In each year since 1996, subsequent contributions (1 % employer contribution) by virtue of this agreement have been charged to earnings.
In France, where the constitutive agreement of the Caisse de Retraite du Personnel AGF (AGF employee retirement fund) was rescinded by AGF on 31 July 1998, provision was made for contingencies and losses (see annex 17).

3.13 Financial instruments

Financial instruments of insurance companies

Financial instruments were recorded in accordance with the French General Accounting Plan of 1982. Opinion n° 2002-10 of 22 October 2002 relative to accounting for financial instruments will apply to statements for fiscal years opened starting 1 January 2003. However, the accounting principles described below have to be read bearing in mind the strategy behind the use of instruments.
Furthermore, the rules set forth in article R. 332.20-1 of the French Insurance Code were applied in valuing unrealised capital gains or losses.

- Interest rate swaps:

Interest rate swaps were used only for hedging operations and recorded off-balance sheet at face value.
On account closing date, the interest expense and income differential accruing to the period was recorded.
At the end of the period, each contract and its underlying instrument was marked to market in a special account.

- Options on interest rates:

Cap purchases are hedging options traded on over-the-counter markets to preserve the value or return on assets or groups of assets if interest rates rise.
Premiums paid annually at the beginning of each reference period were recorded in asset accruals. The amortisation of premiums recorded in the profit and loss statement was calculated on a straight line basis.
The interest differential (received or to be received) will be posted as income if AGF benefits from changes in interest rates. If not, nothing will be recorded. Unrealised capital gains or losses on fixed income instruments were valued pursuant to article R332.19 of the French Insurance Code.
Unrealised capital losses were not provided for in provisions when hedged, in keeping with long-term investment policy approved by the Board.
Option face values were recorded off-balance sheet as commitments received, and premiums remaining to pay, as commitments given.
Purchases of floors followed the same accounting principles as purchases of caps. Unrealised capital losses will however be provided for in provisions at closing date, based on the individual nature of these transactions.

- Foreign currency swaps:

Foreign currency swaps were used to hedge foreign currencies carried on the balance sheet. They were recorded off-balance sheet.

- Performance swaps:

The purpose of performance swaps is to reduce risk that is specific to certain securities compared with overall benchmark risk. Amounts were recorded off-balance sheet at par value.

The company's objective is not to exercise contracts early; consequently, risk was not provided for on the books except when there was counterparty settlement risk. Unrealised capital gains were adjusted, when appropriate.

- Stock options:

As put and call options were traded over the counter, premiums received and paid were recorded in adjustment accounts under accruals until they were exercised.

Underlying assets were recorded off-balance sheet at their exercise price.

Securities purchased or sold through option exercise were recorded at their exercise price and adjusted to the premium paid or received. When options were not exercised, premium amounts were booked to profit and loss. In the case of contracts in progress on closing date, unrealised profit or loss based on quotations on closing date was deducted from the overall market value of the stocks concerned. In the case of option turnarounds (purchases and sales of the same option) or cash exercises, the difference between the two premiums was booked to profit and loss. Options in progress were booked off-balance sheet in the amount of the underlying security valued at exercise price. On closing date, no such amounts had been booked.

In the case of the sale of a put option, provision was made at closing date if the value of the underlying security was significantly impaired on a permanent basis. The realisable value of the premium was taken into account to evaluate the provision for capital loss exposures and included in unrealised capital gains and losses on derivative instruments.

When options were purchased, premiums were booked to provisions for permanent write-downs on investments, if appropriate.

- Options on indexes:

Premiums paid on call options on indexes traded over the counter were booked to accruals until exercise date, when they were recorded to profit and loss.

Profit and losses were not recognised at closing when hedges were booked to the portfolio on a line by line basis. The market value of the premium was taken into account in the provision for capital loss exposures and included in unrealised capital gains and losses on derivative instruments.

When hedges were not booked line by line to the portfolio, profit and losses were booked to income, although there was no corresponding profit or loss booked to the hedged item. At closing, unrealised gains were not recorded, and unrealised losses were booked to provisions for capital loss exposures.

Life options were booked as off-balance sheet commitments in the amount of underlying assets (indices) as valued at their strike price

- Index swaps:

Index swaps were recorded off-balance sheet at face value.

Expenses on the floating rate borrowing portion were recorded prorata temporis. In keeping with conservative accounting practices, any income on a purchased index was reported in the profit and loss statement at maturity.

However, any permanent write-down was recorded on closing date, and the value was reflected in the provision for capital loss exposures and in unrealised capital gains and losses on derivative instruments.

- Notional contracts on the MATIF:

Sold contracts were used to cover bonds in the event of higher interest rates. Profits and losses on contracts were amortised over the life of the securities being covered as long as they were held in the company's portfolio. The unamortised portion of profits and losses was recorded in adjustment accounts and taken into consideration in the calculation of unrealised capital gains and losses on bonds.

3.14 Financial instruments of banking

Commitments were recorded off-balance sheet at the face value of contracts (strike prices in the case of options).

Accounting methods in respect of related income depended on the finality of transactions and the markets concerned.

- Hedging operations:

Gains and losses in respect of hedging instruments initially allocated to one or a group of related items were recorded in the same manner as the hedged items.

Income and losses related to interest swaps were recorded prorata temporis in the profit and loss statement. There was an overall assessment of positions at closing, and provision was made as needed.

- Speculative trading:

Interest rate instruments, both conditional and with fixed maturities that were traded on organised and related markets (Notionnel, Pibor, etc.), were valued at their market price at closing. Corresponding gains and losses, both unrealised and recognised, were recorded in the profit and loss statement.

Valuation rules in respect of interest rate futures were based on the objectives of operators. In the case of micro-speculative operations (interest rate futures, caps/floors, and interest rate swaps), income and losses were recorded prorata temporis.

Only net negative valuation differences, i.e. unrealised net capital losses on like contracts, were recorded in profit and loss by means of provision for contingencies and losses.
The method used in valuing interest rate swaps was the so-called "bond method". The present value used was the rate for a zero coupon bond.
Premiums paid or received in respect of conditional forward currency contracts (foreign currency options) were recorded in adjustment accounts.
In the case of transactions unexercised at year-end, the valuation was a "mark to market" and differences were recorded directly in the profit and loss statement.
At resale, purchase, exercise or expiration of an option, premiums were immediately recorded in the profit and loss statement.
Interest rate swaps against a market index were not booked to profit and loss until maturity. Only unrealised losses were recognised by booking a provision for contingency.

3.15 Financial instruments of other companies

The financial instrument of other companies were booked in accordance with the General Accounting Plan.

- Interest rate swaps

This type of instrument is used for hedging.
Interest rate swaps were booked off balance sheet at their par value.
At closing date, the interest differential accuring for the period was booked to income or expenses.
On inventory date, there was an off balance sheet valuation of the market value of each contract.

3.16 Principles and methods of segmentation

The analysis of activity was based on the following segmentation:
- life insurance in and outside France,
- non-life insurance broken down into :
  . health insurance (in and outside France),
  . other casualty (in and outside France),
  . commercial credit insurance,
  . assistance,
- banking activities in and outside France (including Asset Management companies)
- other activities (including holding companies, miscellaneous activities, mainly brokerage companies) in and outside France.

The analysis of profit and loss by activity appears in notes 28, 29, 30, 31 and 32.
Results of segments were ordinary pre-tax results.
Reciprocal profit and loss entries related to insurance were eliminated by offsetting entries to the intersectoral transfer account, the elimination having no impact on the contribution of the segment to Group profit and loss.
Eliminations of services between two segments were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer eliminating internal reinsurance".
Eliminations of reciprocal operations affecting investment income (internal debt, for example) were booked in each of the accounts in question with an offsetting entry to "intersectoral transfer eliminating underwriting investment income" and "intersectoral transfer eliminating non-underwriting investment income" based on underwriting and non-underwriting income, which preserves segment results unchanged.
Dividends and internal capital gain eliminations and other restatements and eliminations affecting investment income are deducted from non-underwriting investment income.
Mixed life and non-life companies were allocated between life, non-life and health segments based on the following considerations:

- insurance items (premiums, claims, acquisition costs, administrative costs, other underwriting expenses, underwriting reserve expenses) were allocated to life or non-life based on risk category;

- non-underwriting investment income was distributed between life and non-life based on capital allocations to each activity;
- non-underwriting expenses were prorated between life and non-life based on underwriting expenses.

Results for 2001 for AGF Mat were all included in «non-life insurance in France.» The commercial credit insurance segment corresponded to the Euler Hermes Group activities in and outside France. This segment did not include SFAC Credit and Eurofactor, which were included with banking. Assistance included only the activity of the Mondial Assistance Group, comprising the Elvia and Sacnas Groups.

Presentation of property activity

The results of property companies were allocated line by line to other segments based on their percent ownership in each property company. On the balance sheet, only property company investments were broken down into other segments.

3.17 Accounting of internet site expenses

Internet projects were classified in the following two categories:

- *presentation sites with no on-line selling where all implementation expenses were classified as communication costs and immediately booked* as expenses;

- e-business sites offering on-line sales where a portion of costs were booked as fixed assets according to the criteria set forth below

The project had to carry a very real probability of success and profitability in a reasonable timeframe.
Expenses related to preliminary studies and functional analyses were booked to expenses.
Internal analyses, programming, testing and documentation were booked as fixed assets and amortised over a period of 3 to 5 years.
Start-up costs, training expenses, and communication and maintenance expenses were booked as expenses.

3.18 Exceptional results

Exceptional results included expenses and income for the fiscal year that by their nature or amount were not typical or particularly significant. (This mainly concerned restructuring provisions and income from subsidiary divestments).

3.19 Calculation of earnings per share

Non-diluted net earnings per share equalled the ratio of consolidated net income, group share, to the weighted number of outstanding shares during the fiscal year.

The number of outstanding shares was the total number of shares comprising share capital, less the number of treasury shares held by virtue of share buy-backs. The weighting of the number of outstanding shares consisted of a prorata temporis calculation of fiscal year changes in the number of outstanding shares.
Diluted net earnings per share was the ratio of consolidated net income, group share, and the number of shares outstanding at 31 December, *plus dilutive instruments (stock subscription and purchase options on treasury shares deducted from share capital).*

3.20 Treasury shares

Securities booked in long-term investments in statutory statements were deducted from consolidated share capital. Any capital gains or losses at sale were rebooked in consolidated share capital.

3.21 Stock options

Stock subscription options

Share issues upon exercise of stock subscription options were booked to share capital at their exercise price.

Stock purchase options

- Shares booked in marketable securities

Shares originally assigned to the stock option plan were booked at acquisition price in marketable securities. A provision was booked if their acquisition price exceeded exercise price.

- Shares booked to financial fixed assets

Treasury shares which did not give rise to a precise designation originally were booked to financial fixed assets. Treasury shares assigned to stock options were deducted from share capital. When options were exercised, share capital was increased by the exercise price of the options.

4 - Comparability of financial statements

4.1. Change in accounting of provision for capital loss exposures

As of 1 January 2002, the provision for capital loss exposures was no longer booked to consolidated financial statements subsequent to a change in accounting methodology.

4.1.1 Justification for change in principle

The Insurance Code provides for a provision for capital loss exposures, the purpose of which is to respond to the insufficient liquidity of investments notably in the event the pace of claims settlement changes. Under regulations, this provision must be booked at an amount equal to the overall unrealised capital loss of non-bond investments (as defined by article R332-19 of the Insurance Code), which amounts to booking the loss that would occur if all of these investments were liquidated at fiscal year closing. However, the Commission may on an exceptional basis grant the time absolutely needed to record the provision.

- on 18 December 2002, the Emergency Committee issued opinion n° 2002-F relative to the provision for value impairment, stipulating the following:
  . the purpose of the provision for value impairment is to cover all risks identified on investment subject to article R332-20 based on the characteristics of the insurance business;
  . the booked value of investments is determined by taking into consideration the ability of the company to hold the investments for the intended ownership period. Pursuant to this opinion and as set forth in note 3.8.2 of the annex, for all insurance companies of the Group, AGF took into consideration the fact that an investment must be valued at its market value if:
- the company cannot hold the investment on a long-term basis
- the company plans to sell the investment in the short-term.

Therefore, the provision for value impairment covers risk that might exist on these investments due to early payability of underwriting commitments, which renders the provision for liquidity risk unnecessary.

Due to the application of preferential methods defined by regulation CRC 2000-05, underwriting reserves in consolidated liabilities are sufficient to meet all Group commitments.

4.1.2 Impact of change in accounting principle

Pursuant to current accounting standards, all 18 million euros of the provision for capital loss exposures in consolidated financial statements at 1 January 2002 were eliminated to shareholders' equity for an increase in consolidated share capital of 16.2 million euros after taxes.

This provision affected French companies in the amount of 1.6 million euros and foreign companies for 16.4 million euros. It had been entirely booked in 2001.

Based on this change, proforma results for 2001 would stand at 733.6 million euros, compared with published results of 717.4 million.

4.2. Request of the Insurance Control Commission: rebooking of the provision for capital loss exposures in statutory accounts for French companies

In a communication to the FFSA on 7 February 2003, the Insurance Control Commission said that provisions for capital loss exposures in respect of French insurance companies should be carried forward in the same amount into the consolidated financial statements of the Group to which they belong.

Therefore, the provision for capital loss exposures in the statutory statements of French companies was rebooked as is to the consolidated financial statements in the amount of 95.6 million euros at 31 December 2002 as follows:

In millions of euros

	2001 pro forma	2002 contrib. prov. for cap loss exp.	Prov. cap loss exp. at 31.12.2002
AGF Vie	-	85.6	85.6
Assurances Fédérales	0.6	3.8	4.4
AGF La Lilloise	-	4.6	4.6
Others	1.0	-	1.0
Pre-tax total	**1.6**	**94.0**	**95.6**
Tax gains	0.2	31.4	-
After-tax total	1.4	62.6	-

This charge, booked in underwriting results, reduced ordinary results for 2002 by 94 million euros. The provision for capital loss exposures of 95.6 million euros at 31 December 2002 was included in underwriting reserves in consolidated liabilities.

In keeping with an agreement with the Insurance Control Commission, provision amounts booked to AGF Vie (85.6 million euros) and La Lilloise (4.6 million d'euros) amounted to 30% of the difference between the overall value of investments subject to the provision for unrealised capital loss exposures in statutory statements and their market value. At 100%, this amounted to 285 million euros for AGF Vie and 15.3 million euros for AGF La Lilloise.

Note: the application of this accounting treatment requested by the Insurance Control Commission calls for the following observations:

- the calculation of the provision for capital loss exposures in consolidated financial statements only takes unrealised capital gains and losses on equities, buildings and other investments valued according to R332-20 of the Insurance Code into consideration, excluding specifically unrealised capital gains and losses on bonds.

- elements used in determining the provision for capital loss exposures are based only on the value of investments in statutory statements. The value of these investments is different in consolidated statements because of all the adjustments in consolidation (eliminations of intra-group transfers, consolidation of subsidiary securities, elimination of reciprocal investments, valuation differences on the investments of acquired subsidiaries, etc.)

- the provision for capital loss exposures therefore affects only a limited number of Group subsidiaries and mainly excludes all subsidiaries outside France.

Given the above and the fact that the provision for value impairment covers risks that might exist on investments due to early liquidation of underwriting commitements, which renders the provision for capital loss exposures unnecessary (see 4.1.1), consolidated results for 2002 (group share) excluding the incremental increase in the provision for capital loss exposures, stood at 330.5 million euros.
The proforma statements for fiscal year 2001 resulting from the change in principle relative to the provision for capital loss exposures for French companies differs from published statements in the following areas:

In millions of euros

	2001 published	2001 proforma
Balance sheet		
Share capital (results)	6,120	6,135
Underwriting reserves (provision for liquidity risk)	61,205	61,188
Other receivables (deferred tax assets)	1,873	1,871
Results	717	732

4.3 Changes in scope of consolidation in 2002

4.3.1 Acquisition of Hermes Group

The Hermes Group entered consolidation as of 1 July 2002, following Euler's acquisition from Allianz AG of 2 038 000 Hermes shares representing 97.98% of share capital for 533.1 million euros.

Temporary goodwill stood at 311 million euros and was amortised at 7 million euros, or 5 million group share.

The final amount of goodwill will be determined no later than 31 December 2003.

Subsequent to the increase in share capital under the acquisition of Hermes and to additional acquisitions of securities, the AGF Group held 70.46% of the new Euler Hermes Group at 31 December.

At 31 December 2002, the contribution of the Hermes Group to the main items on AGFs consolidated balance sheet was the following:

In millions of euros

	Total
Assets	
Investments	709
Reinsurers' share in underwriting reserves	617
Receivables from insurance or reinsurance operations	178
Liabilities	
Equalisation provision	126
Other underwriting provisions	1,012
Provisions for contingencies and losses	133
Payables from insurance or reinsurance operations	82

The contribution of the Hermes Group to the 2002 premium income of the AGF Group was 350 million euros, and its contribution to net results was – 1 million euros.

4.3.2. Acquisition of Dresdner RCM Gestion

The Dresdner RCM Gestion Group entered consolidation as of 24 July 2002 after AGF acquired all of the 128 750 shares comprising the share capital of the company from Dresdner Bank Gestion France for 28 million euros. Temporary goodwill stood at 28 million euros (to be amortised over 20 years).

4.3.3. Reduction of stake in Gécina

After an increase in share capital unsubscribed by AGF, its stake in Gécina dropped from 33.27% at 31 December 2001 to 23.39% at 31 December 2002.
For 2002, there was a net dilution gain of 27 million euros (including a charge of 17 million for the reduction in goodwill).

4.3.4. Sale of Ogar companies

The Gabonese companies Ogar Tiard et Ogar Vie exited consolidation at the end of June 2001. In 2001, they reported premium income of 14.9 million and 2.9 million euros respectively.
The sale of these two investments gave rise to profits of 3.4 million euros.

4.3.5. Increase of stake in Astree

AGFs stake in the share capital of Astree rose from 22.87% at 31 December 2001 to 42.08% at 31 December 2002. This acquisition led to the recognition of 3 million euros of goodwill.

4.3.6. Increase of share capital in the Euler Hermes Group

AGFs share capital in the Euler Hermes Group rose from 66.51% at 31 December 2001 to 70.46% at 31 December 2002.
This change emanated from in the increase in share capital that was partially subscribed to by the AGF Group and incremental acquisitions that gave rise to negative goodwill (net) of 1 million euros.

4.4 Change in segmentation

AGF Clearing which appeared under "other activities" in the financial statements for 2001 was reclassified in banking starting 1 January 2002.

Beleggirismaatschappij Buizerdlaan BV and Beleggingsmaatschappij Willemsbruggen BV which appeared under "other activities" in the financial statements for 2001 were reclassified in non-life insurance activities as of 1 January 2002. Their contribution to consolidated results for 2002 was-6 million euros for Belegginsmaatschappij Buizerdlaan BV and -8 million euros for Beleggingsmaatschappij Willemsbruggen BV.

The sectoral statements for fiscal years 2001 and 2000 were reclassified in proforma in order to promote comparability.

4.5 Changes in scope of consolidation in 2001

4.5.1 Sale of AGF MAT to Allianz A.G.

The AGF Group sold AGF MAT to Allianz AG at the end of December 2001 with deconsolidation of its balance sheet as of 31 December 2001. AGF MAT generated a loss in 2001 of 53 million euros. In that same year, it contributed 884 million euros to premium income.

4.5.2 Sale of City General

AGF sold City General at the end of 2001. The premium income and profits contributed in 2001 were immaterial.

4.5.3 Sale of Brazilian banks

The Group's holdings in Brazilian banks (Banco AGF Braseg, AGF Trading, Braseg Overseas Bank) were sold to Crédit Lyonnais, effective 30 September 2001.

The net banking income of these companies in 2001 amounted to 84.4 million euros. The contribution to consolidated results in 2001 was not significant.

4.5.4 Sale of Belgian insurance brokers

SCA Insurance and M and V Groep were sold as of 30 September 2001. These companies posted premium income of 0.7 million euros in 2001. Their contribution to 2001 consolidated results was insignificant.

4.5.6 Consolidation of Zwolsche (Netherlands)

The profit and loss statement of Zwolsche was consolidated for the first time in 2001, whereas the balance sheet had already been consolidated at 31 December 2000. In 2001, Zwolsche contributed 458 million euros to the AGF Group's consolidated premium income and a loss of 27 million euros to consolidated net income before exceptional items and goodwill.

The final calculation of the present value of future profits from life insurance (PVFP) was 116 million euros, compared with 161 million at 31 December 2000. The amortisation of PVFP in ordinary results for fiscal year 2000 stood at 20 millions d'euros.
The final calculation of goodwill amounted to 300 million euros, compared with 234 million at 31 December 2000. This goodwill will be amortised over 20 years with an annual amortisation charge of 15 million euros.

4.6 Equalisation provision for Euler Hermes Group

Following the acquisition of the Hermes Group, Euler Hermes harmonised the methods of calculating the equalisation provision in its consolidated financial statements.

These new methods have been applied to the European credit insurance subsidiaries, excluding Euler Hermes International, whose underwriting business was suspended at the end of 2001, since 1 January 2002.

As far as principles are concerned, the methods are consistent with those set forth in article R331-33 of the Insurance Code as they apply to French insurance companies. However, the impact of internal reciprocal reinsurance operations among Group credit insurance companies has been eliminated.

Increase / write-back:
The equalisation provision is increased by a tax-free withdrawal of 75% of the underwriting surplus of credit insurance after reinsurance cessions and before the allocation of net investment income. It is written back when underwriting results are less than zero.

Cumulative ceiling:
The contribution to the equalisation provision ceases to be mandatory when it reaches 134% of average net of reinsurance premiums over the past five fiscal years. Since 30 June 2002, at the time of intermediate closings, the maximum contribution to period closing is valued based on the average of the five previous fiscal years calculated on a quarterly sliding basis.

Elimination of reciprocal reinsurance operations:
The effects of the calculation of internal reinsurance operations among Group companies subject to this provision on the equalisation provision are cancelled. The non-elimination of internal reinsurance operations would lead to duplicative write-dows or write-backs in the event the equalisation provision has a ceiling in a company accepting the underwriting results of other partners in the Group in reinsurance.

At 31 December 2002, there was a global write-back of 15.8 million euros (11.1 million AGF group share). The retention of individual calculations would have led to a contribution of 23.9 million euros (16.8 million AGF group share).

4.7. Exchange rates

The exchange rates used for the financial statements of the main consolidated subsidiaries changed as follows:

1 € =	31.12.2002	31.12.2001	31.12.2000
USD	1,048700	0,881300	0,930500
GBP	0,650500	0,608500	0,624100
CHF	1,452400	1,482900	1,523200
BRL	3,689400	1,966500	1,810600
CLP	716,7400	584,7500	533,7800
VEB	1396,640	664,9100	650,650
ARS	3,567900	1,410100	0,930500
COP	2910,110	2015,620	2070,560

At 31 December 2002, the exchange rate used in the monetary conversion at fiscal year closing of the financial statements of subsidiaries in Argentina was 1 euro for 3.5679 Argentinian pesos.
At 31 December 2001, the rate of exchange used was 1 euro for 1.4101 Argentinian pesos.

4.8. Provision for major repairs

The Group applied regulation n°R2000-06 of the Accounting Regulation Committee relative to accounting for liabilities as of 1 January 2002. Subsequent to a communication of the National Accounting Council dated 25 July 2002, the Group did not book provision for major repairs in its annual financial statements for 2002.

4.9. Proforma premium income

Proforma premium income consisted in calculating the premium income for the prior fiscal year based on the scope of consolidation of the year under review. The premium income of companies exiting consolidation was therefore deducted from published premium income, which was increased by the premium income of companies that entered consolidation during the period.

Constant foreign exchange rate premium income changes were based on exchange rates at closing of the prior period in order to convert premium income for the period in question.

PROFORMA CONSOLIDATED PREMIUM INCOME FOR 2002

In millions of euros

	Premium income FY 2002	Premium income FY 2001 proforma	Premium income FY 2002 at constant foreign exchange rate
Life insurance premiums written in France proforma	4,007.7	4,621.1	4,007.7
Non-life insurance in France			
Change in consolidation			
Qualis: absorption of Okassurance			
Protexia: transfer of SFR activity			
Okassurance: absorption by Qualis			
SFR: tranfer of activity to Protexia			
Disposal of AGF Mal		(884.2)	
Non-life insurance premiums written in France pro forma	3,910.7	3,547.6	3,910.7
Health insurance premiums written in France pro forma	1,111.2	1,005.7	1,111.2
Life insurance outside France			
Change in consolidation			
Disposal of Ogar (Africa)		(2.9)	
Life insurance premiums written outside France pro forma	1,478.3	1,805.9	1,578.4
Non-life insurance outside France			
Change in consolidation			
Disposal of Ogar (Africa)		(14.9)	
Non-life insurance premiums written outside France pro forma	2,673.5	2,761.4	3,076.3
Health insurance premiums written outside France pro forma	333.0	382.2	413.1
Credit insurance			
Change in consolidation			
Entry of Hermes at 01/07/2002		288.2	
Credit insurance premiums written pro forma	1,222.4	1,278.5	1,262.9
Assistance insurance premiums written pro forma	392.8	355.3	404.9
Restated total premium income	15,129.6	16,371.5	15,765.2
Total impact of changes in consolidation		(613.8)	
REVISED PREMIUMS WRITTEN PRO FORMA (1)	15,129.6	15,757.7	15,765.2
Other credit insurance company services	188.2	144.3	192.4
Other assistance company services	96.3	88.9	105.3
Other life insurance services abroad	17.4	12.5	17.4
Other non-life insurance services abroad		0.3	
Entry of Hermes at 01/07/2002		38.9	
Other revised insurance services pro forma during fiscal year (2)	301.9	284.9	315.1
Restated total premium income	15,431.5	16,617.5	16,080.3
Total impact of changes in consolidation		(574.9)	
TOTAL REVISED INSURANCE PREMIUM INCOME PRO FORMA FOR FISCAL YEAR (3)=(1)+(2)	15,431.5	16,042.6	16,080.3
REVISED PREMIUM INCOME OF OTHER ACTIVITIES PRO FORMA FOR FISCAL YEAR (4)	39.1	34.4	39.9
TOTAL REVISED PREMIUM INCOME PRO FORMA FOR FISCAL YEAR (5)=(3)+(4)	15,470.6	16,077.0	16,120.2
For information purposes:			
Proforma revised net banking income for fiscal year	1,650.5	1,755.5	1,661.9


AGF
Notes to the consolidated balance sheet

5 - Intangible assets

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Network value	805	805	805
Policy portfolio	93	116	161
Other intangible assets	147	121	102
Total	**1,045**	**1,042**	**1,068**

5.1 Network value

Network value arises from the booking of first consolidation differences in respect of the following companies:

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
AGF Iart	185	185	185
AGF Vie	105	105	105
AGF *La Lilloise*	29	29	29
W Finance	18	18	18
Royal Nederland Group (Netherlands)	184	184	184
Allianz Seguros Group (Spain)	63	63	63
AGF Belgium Group (Belgium)	108	108	108
Euler Hermes	9	9	9
Trade Indemnity (Euler Hermes)	61	61	61
SIAC/ACI Holding (Euler Hermes)	41	41	41
SHA Group (Lebanon)	2	2	2
Total	**805**	**805**	**805**

Changes at 31 December 2002 :

None

File No. 82-4517

5.2 Breakdown of policy portfolio value and other intangible assets

in millions of euros

	Gross value 31.12.2002	Amortisation and provisions for depreciation 31.12.2002	Net book value 31.12.2002	Net book value 31.12.2001 proforma	Net book value 31.12.2000 proforma
Policy portfolio value					
Company portfolio - AGF International					
Non life policies	-	-	-	-	-
Life policies	136	(43)	93	116	161
Software	168	(78)	90	47	31
Other intangible assets	117	(60)	57	74	71
Total	**421**	**(181)**	**240**	**237**	**263**

The portfolio value was in respect of the Zwolsche Algemeene Group; this asset is calculated before deferred taxes and was subject to an amortisation charge to non-underwriting expenses of 23 million euros in fiscal year 2002 and 20 million in 2001.

6 - Goodwill

6.1 Goodwill

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Goodwill:			
Goodwill at 1 January	1,695	1,646	1,320
Added during reporting period (see note 6.1.1)	370	195	490
Reduction due to exits from consolidation	(20)	(15)	(16)
Amortisation during reporting period (cf. 6.3)	(164)	(131)	(148)
Net goodwill	**1,881**	**1,695**	**1,646**

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
AGF Group share in goodwill	1,773	1,663	1,601

6.1.1 Main changes (excluding amortisation)

New goodwill recorded during fiscal years 2000, 2001 and 2002 related mainly to the acquisitions of the following companies:

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
AGF Belgium (Belgium)	12	10	-
Zwolsche (Netherlands)	-	66	234
Hermes (Euler Hermes)	311	-	-
Others (Euler Hermes)	11	91	48
Colseguros (Colombia)	-	-	127
Gécina	1	6	55
Mondial Assistance	-	8	14
Sophia	1	5	-
Astree (Tunisia)	3	-	-
Dresdner RCM merged with AGF Asset Management	28	-	-
SNA Group (Lebanon)	1	-	-
Others	2	9	12
New goodwill during fiscal year	**370**	**195**	**490**

(1) See explanations in note 4 - "Comparability of financial statements"

6.1.2 Amortisation in 2002

Goodwill is amortised over 20 years.

Accelerated goodwill amortisation relative to AGF Belgium (Belgium) and Eurofactor (Euler Hermes) was recognised during 2002 for 7 million and 33 millions euros (23 million group share) respectively.

The amortisation expense in 2002 relative to goodwill stood at 164 million euros.

6.1.3 Analysis by activity

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Life insurance	418	459	466
Non-life insurance: credit insurance	465	162	83
Non-life insurance: assistance	32	38	34
Non-life insurance: others	864	921	917
Banking	69	80	105
Other activities	33	35	41
Total	**1,881**	**1,695**	**1,646**

6.1.4 Analysis by country and subsidiary

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
AGF Iart (1)	185	197	211
AGF Vie (1)	152	162	172
AGF La Lilloise (1)	3	3	3
AGF Holding (formerly AGF Assurances) (1)	7	7	8
Sophia	18	21	21
Euler Hermes (2)	168	202	125
Gecina	39	60	60
Banque AGF (Oddo) (1)	4	5	6
AGF Mat	-	-	9
Assurances Féderales	5	6	6
AGF Asset Management (Dresdner RCM Gestion)	27	-	-
Other French companies (1)	9	10	10
Total France	**617**	**673**	**631**
Outside France			
Royal Nederland and Zwolsche (Netherlands)	440	466	426
AGF Belgium (Belgium)	99	103	103
Allianz Seguros (Spain) (1)	236	253	270
Trade Indemnity (Euler Hermes - Great Britain)	15	16	17
Mondial Assistance (Switzerland)	33	38	34
Ewa Life (Luxembourg)	-	2	-
SIAC (Euler Hermes - Italy)	1	1	1
ACI (Euler Hermes - USA)	6	7	7
Hermes (Euler Hermes - Germany)	303	-	-
Total Europe	**1,750**	**1,559**	**1,489**
Argentina (AGF Allianz Argentina)	-	-	10
Chili (Consorcio Allianz)	15	16	17
Venezuela (Adriatica)	20	21	22
Colombia (Colseguros)	89	94	100
Other countries	7	5	8
Total outside Europe	**131**	**136**	**157**
Total	**1,881**	**1,695**	**1,646**

(1) This goodwill is attributable to the acquisition of Athéna and Allianz France.

(2) Including Eurofactor 28 million euros.

6.2 Negative goodwill

Negative goodwill in the provision for contingencies and losses (see note 17) mainly includes 5 million euros in goodwill (net of amortisation since consolidation date) from the acquisition of Banque La-Hénin by Entenial (formerly Comptoir des Entrepreneurs), 9 million euros of goodwill on PHRV, 7 million euros of goodwill on Euler Hermes, 4 million euros of goodwill on AGF Saint-Marc, 2 million euros of goodwill on ACAR and 4 million euros of goodwill on SA 38 Opéra.

Negative goodwill

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Negative goodwill :			
Balance at 1 January	(36)	(49)	(74)
Added during the reporting period	(6)	(2)	(20)
Reduction during the reporting period	-	7	33
Amortisation during reporting period	7	8	12
Net goodwill	**(35)**	**(36)**	**(49)**

Changes in fiscal year 2002

The rise in negative goodwill by 6 million euros was attributable to an additional acquisition of Euler Hermes by AGF Iart.

Changes in fiscal year 2001

The increase in negative goodwill of 2 million euros derived from the full consolidation of ACAR.

The reduction in negative goodwill of 7 million euros derived mainly from a correction in the amount booked at 31 December 2000 in respect of PHRV.

Changes in fiscal year 2000

The rise in negative goodwill of 20 million euros included amounts of 16 million and 1 million euros related to the adoption of equity accounting for PHRV and Cofitem respectively as of 1 January 2000, and 2 million euros related to an additional acquisition of AGF Brasil Seguros.

The reduction in negative goodwill of 33 million euros in 2000 related to the removal of goodwill for Sophia because it became an equity affiliate and was no longer fully consolidated.

6.3 Total goodwill amortisation

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Amortisation of goodwill	(164)	(131)	(148)
Amortisation of negative goodwill	7	8	12
Amortisation expense	(157)	(123)	(136)
Minority interests	12	1	1
Exceptional items (1)	7	17	53
Goodwill amortisation group share excluding exceptional items	**(138)**	**(105)**	**(82)**

(1) During fiscal year 2002, accelerated amortisation of 7 million euros was recognised relative to AGF Belgium for the exercise of sell options by minority shareholders.
During fiscal year 2001, accelerated amortisation of 9 million euros was recognised relative to Argentinian subsidiaries and 8 million euros for goodwill of AGF Iart subsequent to the sale of AGF Mat (see annex 4).
Accelerated amortisation of goodwill relative to Colseguros (Colombia) was recognised in 2000 for 53 million euros.

7 – Companies accounted for under the equity method

7.1 Changes in fiscal year

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Equity affiliates at 1 January	823	808	455
Changes in scope of consolidation	62	(2)	312
Other changes	(5)	(26)	(12)
Share in income of equity affiliates	89	92	94
Dividends received from equity affiliates	(45)	(49)	(42)
Foreign exchange difference	(2)	-	1
Equity affiliates at closing	**922**	**823**	**808**

Entries and exits during the fiscal year

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Gécina (1)	40	7	84
Sophia	2	6	201
Tindall Riley Marine Ltd	-	-	7
Larose Trintaudon	-	-	(25)
Vina de Larose	-	(4)	-
MBA Life (Malaysia)	-	(5)	-
Cofitem	1	-	25
PHRV	(5)	(6)	26
Sociétés QBE Trade Indemnity (Australia)	-	-	(5)
Astrée (Tunisia) (1)	4	-	-
Euler Hermes companies (1)	19	-	-
Others	1	-	(1)
Total entries and exits during the fiscal year	**62**	**(2)**	**312**

(1) See explanation in note 4 "Comparability of financial statements".

7.2 Shares in net income of companies accounted for under the equity method

in millions of euros

Stockholder / Held companies	31.12.2002 Life insurance	Non-life insurance	Banking	Other	Total % interest	Total income	31.12.2001 proforma Total % interest	Total income	31.12.2000 proforma Total % interest	Total income
Insurance:										
Astree	-	-	-	-	42.08%	-	-	-	-	
Arab International Insurance	(1)	-	-	-	39.66%	(1)	-	-	-	-
Stakes of Euler Hermes (a)	-	2	-	-	70.46%	2	-	-	-	-
Banking:										
Oddo	-	-	5	-	26.93%	5	26.98%	10	26.98%	14
Stakes of Entenial (a)	-	-	6	-	72.16%	6	72.15%	5	72.15%	4
Ulysses Factor (Euler Hermes)	-	-	-	11.08%	-	10.97%	-	-	-	
Sophia	-	-	-	-	-	-	-	-	28.81%	45
Other activities:										
Gécina	30	10	-	-	23.39%	40	33.27%	41	32.74%	22
Sophia	21	7	-	-	29.27%	28	28.91%	26	-	-
Cofitem	1	1	-	1	21.99%	3	22.00%	2	21.99%	2
PHRV	1	1	-	-	20.39%	2	29.45%	2	24.87%	2
Europensiones	-	-	-	4	24.50%	4	24.50%	4	24.50%	4
Other	-	-	-	-	-	-	-	1	-	1
Total	**52**	**21**	**11**	**5**		**89**		**92**		**94**

(a) Net income is attributable to the companies accounted for under the equity method by Euler Hermes and Entenial.

7.3 Breakdown of equity affiliates

in millions of euros

Stockholder / Held companies	31.12.2002 Life insurance	Non-life insurance	Banking	Other	Total	31.12.2001 proforma Total	31.12.2000 proforma Total
Insurance:							
Tindall Riley Marine Ltd	-	7	-	-	7	8	7
Stakes of Euler Hermes (a)	-	19	-	-	19	-	-
Others (including Astree)	1	7	-	-	8	3	-
Banking:							
Oddo	-		50		50	50	46
Stakes of Entenial	-	-	36	-	36	29	26
Ulysses Factor (Euler Hermes) (b)	-	1	-	-	1	-	
Stakes of W Finance	-	-	3	-	3	7	-
Other activities:							
Gécina	374	118	-	-	492	428	407
Sophia (c)	187	63	-	-	250	236	235
Stakes of W Finance	-	-	-	-	-	-	9
Cofitem (c)	7	9	-	10	26	25	26
PHRV (c)	9	9	-	-	18	22	28
Europensiones		-		8	8	9	9
Others	-	-	-	4	4	5	14
Total	**578**	**232**	**90**	**22**	**922**	**823**	**808**

(a) Equity accounting adopted during 2002.
(b) Equity accounting adopted during 2001
(c) Equity accounting adopted during 2000.

8 - Breakdown of investments at 31 December 2002

in millions of euros

	Gross book value				Net book value				Market value			
	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total
Equity affiliates (a)	804	90	28	922	804	90	28	922	1,004	90	28	1,122
Property investments	3,842	137	597	4,576	2,848	93	448	3,389	4,645	93	750	5,488
Equities and other floating income securities	14,950	468	271	15,689	13,868	411	197	14,476	12,002	422	317	12,741
Bonds and other fixed income securities and other investments (b)	42,112	3,523	439	46,074	42,059	3,507	409	45,975	44,787	3,583	409	48,779
Sub total Investments excl. equity affiliates	60,904	4,128	1,307	66,339	58,775	4,011	1,054	63,840	61,434	4,098	1,476	67,008
Total investments	**61,708**	**4,218**	**1,335**	**67,261**	**59,579**	**4,101**	**1,082**	**64,762**	**62,438**	**4,188**	**1,504**	**68,130**
Total listed securities	52,021	2,516	204	54,741	50,525	2,496	203	53,214	51,952	2,553	311	54,816
Total non listed securities	9,687	1,702	1,131	12,520	9,054	1,615	879	11,548	10,486	1,635	1,193	13,314
Sub-total listed/non-listed investments	**61,708**	**4,218**	**1,335**	**67,261**	**59,579**	**4,101**	**1,082**	**64,762**	**62,438**	**4,188**	**1,504**	**68 ,130**

	Unrealised capital gains at 31 December 2002				Unrealised capital gains at 31 December 2001 proforma				Unrealised capital gains at 31 December 2000 proforma			
	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total	Insurance	Banking	Other	Total
Equity affiliates (a)	200	-	-	200	196		-	196	791		-	791
Property investments	1 797	-	302	2,099	1 ,871	-	362	2,233	1,814	-	408	2,222
Equities and other floating income securities	(1,866)	11	120	(1,735)	1007	11	122	1,140	3,775	33	154	3,962
Bonds and other fixed income securities and other investments (b)	2,728	76		2,804	1,519	43		1,562	1,741	50		1,791
Sub total Investments excl. equity affiliates	2,659	87	422	3,168	4 397	54	484	4,935	7,330	83	562	7,975
Total investments	**2,859**	**87**	**422**	**3,368**	**4,593**	**54**	**484**	**5,131**	**7,621**	**83**	**562**	**8,266**
Total listed securities	1,427	67	108	1,602	2,647	86	117	2,850	5,680	56	155	5,891
Total non listed securities	1,432	20	314	1,766	1,946	(32)	367	2,281	1,941	27	407	2,375
Sub-total listed/non-listed investments	**2,859**	**87**	**422**	**3,368**	**4,593**	**54**	**484**	**5,131**	**7,621**	**83**	**562**	**8,266**

(a) Equity affiliates were *valued at their book value* in consolidation, except for Gecina (formerly GFC) and Sophia, which were marked to market. Unrealised capital gains were calculated excluding goodwill.

(b) "Other investments", which includes loans and deposits, were reclassified into "bonds and other fixed income investments".

Unrealised capital gains were restated for unrealised gains on derivative instruments that were unexercised at closing.

The group share in unrealised capital gains was 3,331 million euros at 31 December 2002, compared with 5,031 million at 31 December 2001 and 8,027 million at 31 December 2000 pro forma.

Recognition of capital gains would *give rise to contributions to life profit-sharing* after allocation to capitalisation reserves and taking into account provisions for value impairment.

The unrealised capital gains on the statutory statements of AGF Vie and Arcalis stood at 1,551 million euros at 31 December 2002, compared with 2,305 million at 31 December 2001 and 4,218 million at 31 December 2000.

The unrealised capital gains on the statutory statements of AGF Vie after allocation to first consolidation differences related to the former PFA and Allianz companies stood at 1,519 million euros at 31 December 2002, compared with 2,275 million at 31 December 2001 and 5,229 million at 31 December 2000.

The allocation of the first consolidation difference to the book value of consolidated investments has already given rise, as necessary, to the recognition of a provision for profit-sharing (see 4.2).

Outside France, the recognition of capital gains in life companies *did not lead to minimum allocation* to policyholders, other than as required by regulations and contractual agreements.

The balance of provisions for write-downs at 31 December 2002 stood at 1,659 million euros (including 1,213 million euros on equities and 347 million on buildings).

File No. 82-4517

8.1 Insurance company investments

in millions of euros

	31.12.2002				31.12.2001 proforma	31.12.2000 proforma
	Gross book value	Net book value	Estimated value	Unrealised net capital gains	Unrealised net capital gains	Unrealised net capital gains
Property investments	**3,842**	2,848	4,645	1,797	1,871	1,814
Equity affiliates	**804**	804	1,004	200	196	291
Other equities and floating income securities	**9,432**	8,667	8,113	(554)	1,212	2,858
Shares in equity-oriented investment trusts	**5,518**	5,201	3,889	(1,312)	(205)	917
Bonds and other fixed income securities	**36,792**	36,748	39,220	2,472	1,485	1,708
Shares in bond-oriented investment trusts	**1,130**	1,130	1,315	185	34	33
Other investments	**4,190**	4,181	4,252	71	-	-
Total investments	**61,708**	**59,579**	**62,438**	**2,859**	**4,593**	**7,621**
Total listed investments	**52,021**	50,525	51,952	1,427	2,647	5,680
Total non-listed investments	**9,687**	9,054	10,486	1,432	1,946	1,941
Sub-total listed/non-listed investments	**61,708**	**59,579**	**62,438**	**2,859**	**4,593**	**7,621**
Total life insurance investments	**46,054**	44,513	46,388	1,875	2,826	4,798
Total non life insurance investments	**15,654**	15,066	16,050	984	1,767	2,823
Sub-total life/non-life investments	**61,708**	**59,579**	**62,438**	**2,859**	**4,593**	**7,621**

Table of investment representing more than 1% of the shareholders' equity of the Group in companies in which the Group held at least 5% of share capital at 31 December 2002 (except for sister companies and equity holdings, see note 8-5)

in millions of euros

	Gross book value	Net book value	Market value	Net unrealised capital gains
Pechiney	**265**	265	170	(95)
Total securities	**265**	**265**	**170**	**(95)**

in millions of euros

	Gross book value	Net book value	Market value	Net unrealised capital gains
AGF Actions Zone Euro	**708**	678	424	(254)
AGF Amériques D	**606**	489	319	(170)
AGF Asac Actions	**156**	156	122	(34)
AGF Creaction 1	**170**	170	110	(60)
AGF Creactions 2	**107**	107	71	(37)
AGF Euro Actions	**414**	414	287	(127)
AGF Europe Convertible	**66**	66	60	(6)
AGF Haut Rendement	**118**	118	91	(27)
AGF Hospitalier, Monde	**398**	398	254	(145)
AGF Invest 3 DEC	**63**	63	46	(18)
AGF Japon	**148**	129	81	(48)
AGF Opera	**180**	180	113	(68)
AGF U.K.	**260**	218	168	(50)
AGF U.S.A. 3 DEC	**260**	260	205	(55)
AGF World Fund High A	**279**	279	276	(3)
AGF Uno 3 DEC	**61**	61	58	(3)
Phenix Alternative Holding 3D	**215**	215	238	23
Total investment trust shares	**4,211**	**4,003**	**2,922**	**(1,080)**

8.1.1 Insurance company investments by geographic area at gross book value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,291	347	105	46	53	**3,842**
Equity affiliates	802	-	1	1	-	**804**
Other equities and floating income securities	7,642	1,622	87	16	65	**9,432**
Shares in equity-oriented investment trusts	5,081	250	156	-	31	**5,518**
Bonds and fixed income securities	29,422	4,613	1,730	513	514	**36,792**
Shares in bond-oriented investment trusts	965	-	79	86	-	**1,130**
Other investments	2,422	1,340	379	27	22	**4,190**
Total investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**
Total listed investments	43,393	6,127	1,460	434	607	**52,021**
Total non-listed investments	6,232	2,045	1,077	255	78	**9,687**
Subtotal listed/non-listed investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**
Total life insurance investments	37,867	5,827	1,817	333	210	**46,054**
Total non-life insurance investments	11,758	2,345	720	356	475	**15,654**
Subtotal life/non-life investments	**49,625**	**8,172**	**2,537**	**689**	**685**	**61,708**

(1) "Others" is mainly Switzerland and the United Kingdom.

8.1.2 Insurance company investments by geographic area at net book value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	2,457	228	89	33	41	**2,848**
Equity affiliates	802	-	1	1	-	**804**
Other equities and floating income securities	7,078	1,441	85	15	48	**8,667**
Shares in equity-oriented investment trusts	4,786	230	156	-	29	**5,201**
Bonds and fixed income securities	29,395	4,613	1,730	504	506	**36,748**
Shares in bond-oriented investment trusts	965	-	79	86	-	**1,130**
Other investments	2,422	1,332	379	27	21	**4,181**
Total investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**
Total listed investments	42,118	5,934	1,460	433	580	**50,525**
Total non-listed investments	5,787	1,910	1,059	233	65	**9,054**
Subtotal listed/non-listed investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**
Total life insurance investments	36,594	5,580	1,813	327	199	**44,513**
Total non-life insurance investments	11,311	2,264	706	339	446	**15,066**
Subtotal life/non-life investments	**47,905**	**7,844**	**2,519**	**666**	**645**	**59,579**

(1) "Others" is mainly Switzerland and the United Kingdom

8.1.3 Insurance company investments by geographic area at market value at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	4,137	277	144	46	41	**4,645**
Equity affiliates	1,002	-	1	1	-	**1,004**
Other equities and floating income securities	6,883	1,081	90	13	46	**8,113**
Shares in equity-oriented investment trusts	3,550	184	126		29	**3,889**
Bonds and fixed income securities	31,389	4,899	1,899	518	515	**39,220**
Shares in bond-oriented investment trusts	1,145	-	84	86	-	**1,315**
Other investments	2,421	1,403	379	27	22	**4,252**
Total investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**
Total listed investments	43,493	5,813	1,611	448	587	**51,952**
Total non-listed investments	7,034	2,031	1,112	243	66	**10,486**
Subtotal listed/non-listed investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**
Total life insurance investments	38,246	5,637	1,963	342	200	**46,388**
Total non-life insurance investments	12,281	2,207	760	349	453	**16,050**
Subtotal life/non-life investments	**50,527**	**7,844**	**2,723**	**691**	**653**	**62,438**

(1) "Others" is mainly Switzerland and the United Kingorn.

8.1.4 Investments of insurance companies by geographic area at unrealised capital gain at 31 December 2002

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	1,680	49	55	13	-	**1,797**
Equity affiliates	200	-	-	-	-	**200**
Other equities and floating income securities	(195)	(360)	5	(2)	(2)	**(554)**
Shares in equity-oriented investment trusts	(1,236)	(46)	(30)	-	-	**(1,312)**
Bonds and fixed income securities	1,993	286	169	14	10	**2,472**
Shares in bond-oriented investment trusts	180	-	5	-	-	**185**
Other investments	-	71	-	-	-	**71**
Total investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**
Total listed investments	1,374	(121)	151	15	8	**1,427**
Total non-listed investments	1,248	121	53	10	-	**1,432**
Subtotal listed/non-listed investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**
Total life insurance investments	1,653	57	150	15	-	**1,875**
Total non-life insurance investments	969	(57)	54	10	8	**984**
Subtotal life/non-life investments	**2,622**	**-**	**204**	**25**	**8**	**2,859**

(1) "Others" is mainly Switzerland and the United Kingdom.

8.1.5 Insurance company investments by geographic area at gross book value at 31 December 2001 proforma

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	3,327	368	106	80	56	**3,937**
Equity affiliates	711	-	1	1	-	**713**
Other equities and floating income securities	6,861	1,628	210	23	92	**8,814**
Shares in equity-oriented investment trusts	5,630	147	84	-	28	**5,889**
Bonds and fixed income securities	28,231	4,640	1,399	532	597	**35,399**
Shares in bond-oriented investment trusts	676	12	91	201	1	**981**
Other investments	1,604	1,275	398	73	25	**3,375**
Total investments	**47,040**	**8,070**	**2,289**	**910**	**799**	**59,108**
Total listed investments	41,817	6,080	1,442	418	659	**50,416**
Total non-listed investments	5,223	1,990	847	492	140	**8,692**
Subtotal listed/non-listed investments	**47,040**	**8,070**	**2,289**	**910**	**799**	**59,108**
Total life insurance investments	36,751	5,613	1,633	376	198	**44,571**
Total non-life insurance investments	10,289	2,457	656	534	601	**14,537**
Subtotal life/non-life investments	**47,040**	**8,070**	**2,289**	**910**	**799**	**59,108**

(1) "Others" is mainly Switzerland and the United Kingdom.

8.1.6 Investments of insurance companies by geographic area at net book value at 31 December 2001 proforma

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	2,454	250	92	59	43	**2,898**
Equity affiliates	711	-	1	1	-	**713**
Other equities and floating income securities	6,698	1,599	210	22	87	**8,616**
Shares in equity-oriented investment trusts	5,607	141	83	-	28	**5,859**
Bonds and fixed income securities	28,208	4,640	1,398	511	589	**35,346**
Shares in bond-oriented investment trusts	674	12	90	201	1	**978**
Other investments	1,603	1,266	398	72	25	**3,364**
Total investments	**45,955**	**7,908**	**2,272**	**866**	**773**	**57,774**
Total listed investments	41,695	6,051	1,440	397	647	**50,230**
Total non listed investments	4,260	1,857	832	469	126	**7,544**
Subtotal listed/non-listed investments	**45,955**	**7,908**	**2,272**	**866**	**773**	**57,774**
Total life insurance investments	36,038	5,464	1,629	349	193	**43,673**
Total non-life insurance investments	9,917	2,444	643	517	580	**14,101**
Subtotal life/non-life investments	**45,955**	**7,908**	**2,272**	**866**	**773**	**57,774**

(1) "Others" is mainly Switzerland and the United Kingdom.

8.1.7 Investments of insurance company by geographic area at market value at 31 December 2001 proforma

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	4,186	315	146	78	44	**4,769**
Equity affiliates	907	-	1	1	-	**909**
Other equities and floating income securities	7,861	1,624	244	23	76	**9,828**
Shares in equity-oriented investment trusts	5,410	133	85	-	26	**5,654**
Bonds and fixed income securities	29,407	4,766	1,531	532	595	**36,831**
Shares in bond-oriented investment trusts	703	12	95	201	1	**1,012**
Other investments	1,603	1,266	398	72	25	**3,364**
Total investments	**50,077**	**8,116**	**2,500**	**907**	**767**	**62,367**
Total listed investments	44,025	6,191	1,598	416	647	**52,877**
Total non-listed investments	6,052	1,925	902	491	120	**9,490**
Subtotal listed/non-listed investments	**50,077**	**8,116**	**2,500**	**907**	**767**	**62,367**
Total life insurance investments	38,636	5,564	1,752	357	190	**46,499**
Total non-life insurance investments	11,441	2,552	748	550	577	**15,868**
Subtotal life/non-life investments	**50 ,077**	**8,116**	**2,500**	**907**	**767**	**62,367**

(1) "Others" is mainly Switzerland and the United Kingdom.

8.1.8 Insurance company investments by geographic area at unrealised capital gains at 31 December 2001 proforma

in millions of euros

	France	Benelux	Spain	South America	Others (1)	Total
Property investments	1,732	65	54	19	1	1,871
Equity affiliates	196	-	-	-	-	196
Other equities and floating income securities	1,163	25	34	1	(11)	1,212
Shares in equity-oriented investment trusts	(197)	(8)	2	-	(2)	(205)
Bonds and fixed income securities	1,199	126	133	21	6	1,485
Shares in bond-oriented investment trusts	29	-	5	-	-	34
Other investments	-	-	-	-	-	-
Total investments	4,122	208	228	41	(6)	4,593
Total listed investments	2,330	140	158	19	-	2,647
Total non-listed investments	1,792	68	70	22	(6)	1,946
Subtotal listed/non-listed investments	**4,122**	**208**	**228**	**41**	**(6)**	**4,593**
Total life insurance investments	2,598	100	123	8	(3)	2,826
Total non-life insurance investments	1,524	108	105	33	(3)	1,767
Subtotal life/non-life investments	4,122	208	228	41	(6)	4,593

(1) "Others" is mainly Switzerland and the United Kingdom

8.2 Banking sector investments

8.2.1 Summary of banking investments

in millions of euros

	31.12.2002				31.12.2001 proforma	31.12.2000 proforma
	Gross book value	Net book value	Market value	Net unrealised capital gains	Net unrealised capital gains	Net unrealised capital gains
Property investments	137	93	93	-	-	-
Equity affiliates	90	90	90	-	-	-
Non-consolidated subsidiaries	90	64	75	11	8	21
Securities portfolio						
Other equities and floating income securities	356	329	329	-	3	12
Shares of equity-oriented investment trusts	22	18	18	-	-	-
Bonds and other fixed income securities	3,518	3,503	3,579	76	43	50
Shares of bond-oriented investment trusts	5	4	4	-	-	-
Other investments		-	-	-	-	-
Subtotal	3,901	3,854	3,930	76	46	62
Total investments	4,218	4,101	4,188	87	54	83
Total listed investments	2,516	2,486	2,553	67	86	56
Total non-listed investments	1,702	1,615	1,635	20	(32)	27
Subtotal listed/non-listed investments	4,218	4,101	4,188	87	54	83

8.2.2 Changes in securities portfolio

in millions of euros

	Gross value at opening	Acquisitions	Disposals	Reimbursements	Conversion	Other changes	Gross value at closing
Trading account securities	4	4	-	-	-	(3)	5
Investment securities held for sale	2,296	1,053	(139)	(49)	-	3	3,164
Investment securities	713	16	(12)	-	-	-	717
Equity securities held for investment	55	(40)	-	-	-	-	15
Total investment portfolio	**3,068**	**1,033**	**(151)**	**(49)**	**-**	**-**	**3,901**

in millions of euros

	Provisions at opening	Contribution to provisions	Write-backs of provisions	Other changes	Provisions at closing
Trading account securities	-	-	-	-	-
Investment securities held for sale	(14)	(57)	37	2	(32)
Investment securities (counterparty risk)	(1)	-	-	-	(1)
Equity securities held for investment	(15)	-	-	1	(14)
Total provisions	(30)	**(57)**	**37**	**3**	**(47)**
Net value of investment portfolio	3,038				3,854

8.2.3 Breakdown of investments by category at 31 December 2002

in millions of euros

	Trading account securities	Investment securities held for sale	Investment securities	Equity securities held for investment	Total receivables	Total
Bonds and other fixed income securities	5	2,768	712	-	22	3,507
Equities and other floating income securities	-	347	-	-	-	347
Total	5	3,115	712	-	22	3,854

8.2.3.1 Breakdown of equities and other floating income securities at 31 December 2002

	Breakdown of investment trusts
Geographic breakdown	
French investment trusts	3
Foreign investment trusts	15
Subtotal	**18**
Capitalisation distribution investment trust	
Capitalisation investment trust	3
Other investment trusts	15
Subtotal	**18**
Other equities	329
Total equities and other floating income securities	**347**

8.2.3.2 Bonds: distribution and maturity at 31 December 2002

Bonds	
French government obligations	598
Foreign government obligations	633
Other French public sector entities	21
Other foreign public sector entities	94
Private and other	2,136
Related receivables	22
Subtotal	**3,504**
Bond-oriented investment trusts	
French public sector entities	-
Foreign public sector entities	3
Private and other	-
Subtotal	**3**
Total bonds and other fixed income securities	**3,507**

Maturities	Less than 3 months	3 mos. To 1 yr.	1 to 5 yrs.	More than 5 yrs.	Total
Bonds and other fixed income securities	62	742	2,366	337	3,507

8.3 Investments of other companies

	31.12.2002				31.12.2001 proforma	31.12.2000 proforma
	Gross book value	Net book value	Market value	Net unrealised capital gains	Net unrealised capital gains	Net unrealised capital gains
Property investments	597	448	750	302	362	408
Equity affiliates	28	28	28	-	-	-
Other equities and floating income securities	266	192	312	120	123	154
Shares in equity-oriented investment trusts	5	5	5	-	(1)	-
Bonds and other fixed income securities	58	29	29	-	-	-
Shares in bond-oriented investment trusts	8	8	8	-	-	-
Other investments	373	372	372	-	-	-
Total investments	**1,335**	**1,082**	**1,504**	**422**	**484**	**562**
Total listed investments	204	203	311	108	117	155
Total non-listed investments	1,131	879	1,193	314	367	407
Total listed/non-listed investments	**1,335**	**1,082**	**1,504**	**422**	**484**	**562**

Table of major investments representing more than 1% of shareholders' equity of the Group in companies in which the Group held at least 5% of share capital at 31 December 2002 (except for sister companies and equity holdings, see note 8-5)

None

Information on long-term portfolio investments

None

8.4 Investments representing unit-linked policies

in millions of euros

	31.12.2002 Net book value	31.12.2001 proforma Net book value	31.12.2000 proforma Net book value
Unit-linked investments: properties	59	60	65
Unit-linked investments: floating income securities	1,366	1,367	1,402
Unit-linked investments: equity oriented investment trusts	5,071	5,445	6,105
Unit-linked investments: fixed income securities	823	874	721
Unit-linked investments: bond oriented investment trusts	875	941	609
Total	**8,194**	**8,687**	**8,902**

8.5 Investments in affiliated enterprises, joint-ventures and associated enterprises and equity holdings at 31 December 2002

in millions of euros

	Percent held at 31.12.2002	Share capital	Net income	31.12.2002							
		at 31.12.2001		Net book value				Market value			
				Equities	Bonds	Loans	Total	Equities	Bonds	Loans	Total
Entreprises liées											
AGF Mat (1) 23-27 rue Notre Dame des Victoires 75002 Paris	N/A	N/A	N/A	-	-	257	257	-	-	257	257
Allianz AG (5) Köningin strasse 28 - 80802 Munich	N/A	N/A	N/A	-	-	700	700	-	-	700	700
Liens de participations											
Worms (formerly Someal) (2) 55 rue de la Boetie 75008 Paris	13.36%	2,405	233	260	-	-	260	251	-	-	251
Bolloré Investissements Odet, 29500 Ergue-Gaberic	15.99%	764	154	58	-	-	58	165	-	-	165
Crédit Lyonnais 19, Boulevard des Italiens - 75002 Paris	10.08%	8,207	812	1,149	-	-	1,149	1,874	-	-	1 874
Harwanne (3) 25, Boulevard Helvetique - 1204 Geneve	17.51%	137	35	19	-	-	19	13	-	-	13
STEF-TFE (ex CIP) (4) 93, Boulevard Malesherbes 75008 Paris	20.65%	99	4	12	-	-	12	41	-	-	41
Gras Savoye 2, rue Ancelle - 92202 Neuilly-sur-Seine	10.00%	58	9	23	-	-	23	23	-	-	23
Others (book value less than 10 million euros and held at more than 10%)				275	-	-	275	321	-	-	321
Investments in affiliated entreprises and equity holdings				**1,796**	**-**	**957**	**2,753**	**2,688**	**-**	**957**	**3,645**

(1) A loan to AGF Mat by AGF Holding.

(2) The ownership of Someal shares is due to the contribution by AGF Iart and AGF Vie of their Worms shares, pursuant to the agreement entered into in the tender offer on Athena. A shareholders' pact (family shareholders, IFIL and AGF) gives IFIL a pre-emptive right on the Worms shares held by the other parties. This right is exercised at the price of the third party offeror.

(3) Figures at 31 December 2000.

(4) Company not consolidated because its contribution to consolidated results is not significant

(5) A loan to Allianz AG by AGF Vie

Breakdown of investments in sister companies by type of company

	Equities	Bonds	Loans	Total
Insurance	1,689	-	700	2,389
Banking	64	-	-	64
Others	43	-	257	300
Investments in sister companies	**1,796**	**-**	**957**	**2,753**

8.6 Breakdown of investment by geographic area (including unit-linked investments)

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
	(in market value)		
France	60,783	60,347	61,404
Belgium	6,538	6,428	6,749
Spain	2,889	2,675	2,252
Netherlands	4,639	4,809	4,848
Rest of Europe (1)	547	654	709
Total Europe	**75,396**	**74,913**	**75,962**
Brazil	269	527	376
Rest of South America	528	574	461
Other	131	135	141
Total	**76,324**	**76,149**	**76,940**

(1) "Rest of Europe" is mainly Switzerland and the United Kingdom.

The breakdown of investments by geographic area deals only with the subsidiaries of AGF International. The other Group companies are grouped under "France", including in particular the non-French subsidiaries of Euler Hermes and Mondial Assistance.

9 – Direct insurance and reinsurance receivables

9.1 Gross value, reserves and net book value of direct insurance and reinsurance receivables

in millions of euros

	Gross value at 31.12.2002	Reserves at 31.12.2002	Net book value at 31.12.2002	Net book value at 31.12.2001 proforma	Net book value at 31.12.2000
Policyholder loans	1,472	(21)	1,451	1,344	1,177
Loans to intermediaries	1,538	(76)	1,462	1,786	1,336
Premiums earned by not yet written	195	-	195	200	290
Total direct insurance receivables	3,205	(97)	3,108	3,330	2,803
Reinsurance receivables	584	(42)	542	763	884
Total	**3,789**	**(139)**	**3,650**	**4,093**	**3,687**

9.2 Breakdown of direct insurance and reinsurance receivables by maturity at 31 December 2002

	Less than 3 mos.	3 mos. to 1 yr.	1 to 5 yrs.	More than 5 yrs.	Total
Direct insurance receivables (a)	539	2,569	-	-	3,108
Reinsurance receivables	225	317	-	-	542
Total	**764**	**2,886**	**-**	**-**	**3,650**

(a) Receivables arising from the insurance operations of AGF Iart and AGF Vie have been considered short-term receivables (less than 1 yr).

10 - Due from banking customers

10.1 Breakdown of amounts due from banking customers

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Trade loans	1,806	1,869	2,433
Short-term credits	617	694	628
Mortgage loans	8,869	8,351	7,863
Equipment loans	1,525	1,569	1,284
Overdraft loans	252	228	167
Total gross loans	**13,069**	**12,711**	**12,375**
Doubtful loans	493	574	645
Provisions for doubtful loans	(315)	(306)	(369)
Total net doubtful loans	**178**	**268**	**276**
Related customer receivables	47	99	56
Leasing and similar transactions	250	199	178
Doubtful loans - leasing and similar transactions	5	5	10
Provisions and write-downs of leases and similar loans	(45)	(47)	(54)
Loans related to lease and similar transactions	2	3	2
Total leasing and similar transactions	**212**	**160**	**136**
Equity loans	-	-	-
Total due from banking customers	**13,506**	**13,238**	**12,843**

10.2 Breakdown by maturity

in millions of euros

	Less than 3 mos.	3 mos. to 1 yr.	1 yr. to 5 yrs.	More than 5 yrs.	Total
Customer loans	2,594	1,059	3,413	6,228	13,294
Leasing and similar transactions	-	-	212	-	212
Total due from banking customers	**2,594**	**1,059**	**3,625**	**6,228**	**13,506**

10.3 Doubtful loans

in millions of euros

Doubtful loans at opening	**268**
- Increase	**22**
- Decrease	**(103)**
- Recovery	(91)
- Write-off	(12)
Change in provision	**(9)**
Doubtful loans at closing	**178**

11 – Due from banking sector companies

11.1 Breakdown by AGF business segment

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Insurance companies			
Bank deposits	991	1,069	1,089
Provision against bank deposits	(6)	(1)	(2)
Net	985	1,068	1,087
Other businesses			
Bank deposits	108	245	216
Provision against bank deposits	-	(15)	-
Net	108	230	216
Banking			
Interbank transactions			
Cash in hand, central banks, post office banks	527	241	83
Provisions against cash in hand, central banks, post office banks	-	(2)	-
Sight transactions	273	545	938
Provisions against sight transactions	-	(6)	-
Term transactions	113	279	338
Provisions against terms transactions	(1)	(2)	(2)
Net	912	1,055	1,357
Total due from banking sector companies	2,005	2,353	2,660

11.2 Breakdown by maturity at 31 December 2002

in millions of euros

Less than 3 months	1,094
3 months to 1 year	530
1 year to 5 years	368
More than 5 years	13
Total due from banking sector companies	2,005

12 – Other receivables

12.1 Gross value, reserves and net book value of other receivables

in millions of euros

By type of borrower:	31.12.2002			31.12.2001 proforma	31.12.2000 proforma
	Gross book value	Provisions	Net book value	Net book value	Net book value
Insurance companies	1,147	(75)	1,072	1,130	1,253
Banks	538	(4)	534	272	291
Other businesses (including property companies)	240	(12)	228	267	300
Subtotal excl. deferred tax assets	1,925	(91)	1,834	1,669	1,844
Deferred tax assets			132	-	-
Total	1,925	(91)	1,966	1,669	1,844

The increase in the banking sector is attributable to the consolidation of Hermes by Euler Hermes.

in millions of euros

By type of receivable:	31.12.2002	31.12.2001 proforma
Other borrowers	1,309	1.385
Service advances	129	98
Conditional instruments purchased	117	87
Current accounts with unconsolidated subsidiaries	93	93
Receivables on other taxes	172	86
Corporate taxes	91	55
Financial intermediaries	8	12
Salary advances	6	5
Total other receivables (gross)	**1,925**	**1,821**

12.2 Breakdown of other receivables by maturity (excluding deferred tax assets) at 31 December 2002

in millions of euros

	Less than 3 mos.	From 3 mos. to 1 yr.	From 1 yr. to 5 yrs.	More than 5 yrs.	Total
Insurance	196	516	349	10	1,071
Banks	474	3	58	-	535
Other activities (including property companies)	155	47	21	5	228
Total	**825**	**566**	**428**	**15**	**1,834**

13 – Other assets

13.1 Breakdown by segment

in millions of euros

	31.12.2002 Net book value	31.12.2001 proforma Net book value	31.12.2000 proforma Net book value
Life insurance	73	63	50
Non-life insurance	202	224	200
Subtotal insurance	**275**	**287**	**250**
Banking (1)	261	251	150
Other activities (including property) (2)	223	121	28
Total	**759**	**659**	**428**

(1) Other bank assets published for 2001 and 2000 were 49 and 30 million euros respectively

This increase came from the reclassification for Entential of 202 million euros at 31 December 2001 and 120 million euros at 31 December 2000 which were previously presented in other receivables

(2) The increase is mainly explained by the consolidation at 31 December 2002 of SAS Laennec for 78 million euros.

13.2 Gross value, reserves and net book value of other assets

in millions of euros

	Gross value	Provision and Amortisation	Net book value at 31.12.2002	Net book value at 31.12.2001 proforma
Leased assets	7	-	7	3
Other intangible assets	838	(544)	294	300
Inventories	247	-	247	110
Other	211	-	211	246
(proportion of treasury shares in other)	1	-	1	3
Total	**1,303**	**(544)**	**759**	**659**

14 – Pre-payments and accrued income

14.1 Breakdown by segment

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Insurance	3,069	3,365	3,048
Banking	349	348	390
Others	33	30	15
Pre-payments and accrued income	**3,451**	**3,743**	**3,453**

14.2 Breakdown by type of account

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Deferred life business acquisition costs (a)	1,315	1,279	1,225
Deferred non-life business acquisition costs	341	361	343
Total deferred acquisition costs	**1,656**	**1,640**	**1,568**
Reinsurance underwriting valuations	248	200	153
Accrued interest and rental income	1,087	1,099	1,141
Expenses to amortise over several years	70	66	68
Option premiums	61	12	12
Accrued swap interest	164	148	133
Others	165	578	378
Total other prepayments and accrued income	**1,795**	**2,103**	**1,885**
Total	**3,451**	**3,743**	**3,453**

(a) The deferred costs for acquiring new business that exceeded the zillmerisation difference related mainly to AGF Vie (960 million euros at 31 December 2002, compared with 917million euros at 31 December 2001.

14.3 Deferred acquisition costs by country

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
France	1,102	1,078	1,039
Belgium	109	108	104
Netherlands	74	66	57
Spain	13	11	10
Rest of Europe	10	8	8
Total Europe	**1,308**	**1,271**	**1,218**
Other-South America	7	8	7
Total	**1,315**	**1,279**	**1,225**

15 – Group shareholders' equity

15.1 Change in shareholders' equity at 31 December 2002

in millions of euros

	Share capital	Share premium account	Consolidated reserves	Net income for the period	Other			Total share-holders' equity
					Translation adjustment (c)	Treasury shares (a)	Total other	
Shareholders' equity (pro forma) at 31 December 2000	**844**	**2,566**	**2,284**	**884**	**22**	**(879)**	**(857)**	**5,721**
Share capital increase	-	2	-	-	-	-	-	2
Recording of treasury shares in shareholders' equity (a)	-	-	3	-	-	24	24	27
Reversal of goodwill on Athena and Allianz allocated to Transport business and recorded in shareholders' equity	-	-	6	-	-	-	-	6
Foreign currency translation adjustment	-		-	-	(21)	-	(21)	(21)
Dividends paid (b)	-	-	-	(379)	-	-	-	(379)
Allocation of 2000 net income to reserves	-	-	505	(505)	-	-	-	-
Provisions for impairment of asset values	-	-	29	-	-	-	-	29
Other changes	-	-	18	-	-	-	-	18
Income to the consolidating company	-		-	732	-		-	732
Shareholders' equity (pro forma) at 31 December 2001	**844**	**2,568**	**2,845**	**732**	**1**	**(855)**	**(854)**	**6,135**
Share capital increase	11	71	1	-	-	-	-	83
Recording of treasury shares in shareholders' equity (a)	-	-	-	-	-	15	15	15
Foreign currency translation adjustment	-	-	-	-	(126)	-	(126)	(126)
Dividends paid (b)	-	-	(203)	(253)	-	-	-	(456)
Allocation of 2001 net income to reserves	-	-	479	(479)	-	-	-	-
Provisions for impairment of asset values	-	-	22	-	-	-	-	22
Other changes (d)	-	-	29	-	-	-	-	29
Income to the consolidating company	-	-	-	268	-	-	-	268
Shareholders' equity at 31 December 2002	**855**	**2,639**	**3,173**	**268**	**(125)**	**(840)**	**(965)**	**5,970**

Conversion from shareholders' equity at 31 December 2001 as published to pro forma presentation (see Note 4 "Comparability of financial statements")

in millions of euros

	31.12.2001
Published shareholders' equity	6,120
Restatement via profit & loss of AGF International's 2001 provision for unrealised capital loss exposures	15
Pro forma shareholders' equity	**6,135**

(a) Recording of treasury shares to shareholders' equity

Pursuant to the provisions of the law of 2 July 1998, shareholders approved the buyback of shares up to a maximum of 10% of share capital at the 4 June 1999 AGM.

Pursuant to opinion 98 – D of the Emergency Meeting of the Comité National de Comptabilité ("CNC", or national accounting committee), these shares were deducted from shareholders' equity.

At 31 December 2000, 16,185,649 shares, or 8.8% of the share capital with a book value of 879 million euros, were reduced from share capital.

In fiscal year 2001, AGF acquired an additional 1,178,173 shares for 71 million euros and sold 1,809,561 shares with a book value of 95 million euros.

At 31 December 2001, 15,554,261 shares, or 8.4% of share capital with a book value of 855 million euros were reduced from shareholders' equity.

In fiscal year 2002, AGF acquired 946,949 shares for 48 million euros and sold 1,150,160 shares with a book value of 63 million euros
At 31 December 2002, 15,351,050 shares, or 8.2% of share capital with a book value of 840 million euros were reduced from shareholders' equity.

At 31 December 2001, the sale of the 1,809,561 shares gave rise to a capital gain of 4.1 million euros. The corresponding tax amounted to 1.5 million euros. The after-tax capital gain of 2.6 million euros was reclassified in consolidated reserves.
At 31 December 2002, the sale of the 1,150,160 shares gave rise to a capital gain of 1.6 million euros. The corresponding tax amounted to 0.6 million euros. The after-tax capital gain of 1 million euros was reclassified in consolidated reserves.

	Quantity	Book value
Position at 1 January 2001	**16 185 649**	**879**
Fiscal year acquisitions	1 178 173	71
Fiscal year divestments	(1 809 561)	(95)
Changes during fiscal year	(631 388)	(24)
Position at 1 January 2002	**15 554 261**	**855**
Fiscal year acquisitions	946 949	48
Fiscal year divestments	(1 150 160)	(63)
Changes during fiscal year	(203 211)	(15)
Position at 31 December 2002	**15 351 050**	**840**

(b) Dividends
At the 5 June 2001 AGM, the shareholders approved a dividend of 379 million euros. After subtracting withholding tax of 44 million euros and taking into account the 16,979,652 shares AGF held in treasury on 5 June 2001, the dividend payable on the remaining 167,607,882 shares was 335 million euros, or a net dividend of 2 euros per share, plus the applicable tax credit.

At the 14 May 2002 AGM, the shareholders approved a dividend of 456 million euros. After subtracting withholding tax of 116 million euros and taking into account the 14,676,912 shares AGF held in treasury on 14 May 2002, the dividend payable on the remaining 170,054,222 shares was 340 million euros, or a net dividend of 2 euros per share, plus the applicable tax credit.

(c) Foreign currency conversion difference
At 31 December 2002, the foreign currency conversion difference from euro-zone currencies stood at -26 million euros.
The foreign currency reserve difference from South American countries stood at -114 million euros, including -79 million euros booked in 2002.

(d) Other changes include a correction for the impact of the new methodology as of 1 January 2001 concerning in particular deferred taxes (11 million euros) and deferred profit sharing related to the restatement of mathematical reserves (11 million euros).

15.2 Capitalisation reserve

In the original, 31 December 2000 balance sheet, the capitalisation reserve appeared as a separate line item within shareholders' equity. Pursuant to CRC rule 2000.05, the capitalisation reserve has now been eliminated from the consolidated accounts. The changes booked to eliminate the capitalisation reserve during the fiscal year were reversed and booked to net income and the corresponding deferred profit-sharing accounts.

Accordingly, the fiscal year 2000 opening balance was restated as follows:

- 614 million euros in capitalisation reserves were transferred to consolidated reserves. Concurrently, deferred profit-sharing of 126 million euros was recognised on the capitalisation reserve and offset in consolidated reserves.
- 44 million euros of provisions and write-backs booked in 2000 were eliminated and transferred to consolidated reserves. Deferred profit-sharing of 27 million euros was recognised on the capitalisation reserve via the income statement.

The table below summarises the changes that were made to convert the published shareholders' equity accounts at 31 December 2000 into pro forma accounts according to the new accounting principles:

in millions of euros

	01.01.2000 published	Restatement of opening balances	Restatement of fiscal year 2000 profit and loss statement	31.12.2000 proforma
Capitalisation reserve (group share)	614	(614)		-
Consolidated reserve	-			
Net income	-	488	(44)	444
Shareholders' equity	-	-	17	17
Deferred profit-sharing on the capitalisation reserve	**614**	**(126)**	**(27)**	**461**

At 31 December 2002, the capitalisation reserve (group share) totalled 1,067 million euros. Adjusted for deferred profit-sharing, the impact of the capitalisation reserve on the consolidated reserve totalled 893 million euros, vs. 749 million euros at 31 December 2001.

15.3 Fund for general banking risks (FGBR)

Le FGBR, presented on the balance sheet as distinct from shareholders' equity, is composed of 8 million euros (group share: 5.9 million euros) deriving from Entenial and 13 million euros (group share: 9.2 million euros) deriving from Euler Hermes.

15.4 Booking of goodwill to shareholders' equity

Goodwill gave rise to direct charges to share capital in proportion to acquisitions financed through share conversions, as follows:

- Athéna for 386 million euros in 1997, increased by 40 million euros in 1998 to a total of 426 million euros.

Subsequent to the sale of 50% of Athéna Seguros in the first half of 1999, half of goodwill booked to shareholders' equity in 1997, or 25 million euros, was reduced from consolidated capital gains.

Subsequent to the sale of SPS, goodwill booked to shareholders' equity in 1997, or 16 million euros, was reduced from consolidated capital gains.

The sale of AGF MAT on 31 December 2001 gave rise to a write-back of 6 million euros in goodwill related to Athéna, allocated to the Transport business and booked to shareholders' equity. This amount was written down in 2001.

The theoretical yearly amortisation over 20 years is 19 million euros.

- Allianz France for 121 million euros in 1998, restated by 7 million euros at 31 December 1999 (theoretical yearly amortisation over 20 years of 6 million euros).
- Trade Indemnity for 47 million euros in 1996 (theoretical yearly amortisation over 20 years of 2 million euros).

15.5 Changes in provisions for impairment of asset value charged to shareholders' equity

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Balance of provisions at 1 January	327	360	402
Change in percentage interest	-	-	(1)
Use of provisions in profit and loss	(5)	(4)	(32)
Write-back of provisions to reserves	(22)	(29)	(9)
Balance of provisions at 31 December	**300**	**327**	**360**

Pursuant to an opinion rendered by the CNC, provisions for impairment of asset value charged to shareholder accounts at 1 January 1995 were only written back to earnings to the extent that they could offset capital losses equal to or greater than the write-back amount. In fiscal year 2002, divestments of assets that had been subject to impairment provisions booked to shareholder accounts at 1 January 1995 gave rise to capital losses of 5 million euros (4 million euros in 2001 and 32 million euros in 2000).

Dilutive instruments

Outstanding dilutive instruments at 31 December 2002 included the 1,982,320 shares reserved for employee stock options.

	Number of shares	Issue price (in euros)	Shareholder's equity
Stock options granted in 1996	206,171	23.39	5
Stock options granted in 1997	43,657	31.92	1
Stock options granted in 1998	882,492	42.59	38
Stock options granted in 2002	850,000	33.66	29
Total	**1,982,320**		**72**

In addition, 2,856,949 shares worth 144 million euros and available for issue to employees under stock option plans for the 1999, 2000 and 2001 fiscal years were deducted from shareholders' equity.

15.6 Number of outstanding shares

	31.12.2002	31.12.2001	31.12.2000
Total number of shares	186,906,160	184,680,634	184,579,334
Number of outstanding shares	**171,555,110**	**169,126,373**	**168,393,685**
Weighted number of outstanding shares	**170,170,920**	**167,931,810**	**170,006,587**

15.7 Earnings per share

	31.12.2002	31.12.2001 pro forma	31.12.2001	31.12.2000 pro forma	31.12.2000
Consolidated net income, group share (in millions of euros)	**268**	732	717	884	845
Weighted number of outstanding shares	**170 170 920**	167,931,810	167,931,810	170,006,587	170,006,587
Undiluted earnings per share (in euros)	**1.57**	4.36	4.27	5.20	4.97
Number of shares, including dilutive instruments (1)	**176 394 379**	174,051,023	174,051,023	172,409,585	172,409,585
Fully-diluted earnings per share (in euros)	**1.52**	4.21	4.12	5.13	4.90

(1) The number of shares at 31 December 2002, 2001 and 2000 included 2,856,949, 3,005,600 and 1,989,500 shares, respectively, held in treasury and available for issue to employees who exercise options

16 - Minority interests

Changes during reporting period

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Minority interests at 1 January	**536**	**603**	**834**
Impact of restatements due to the change in accounting methods on sub-consolidation reserves	-	-	(8)
Foreign currency translation adjustments	**(29)**	3	12
Share of net income accruing to minority interests	**54**	54	67
Dividends received/paid by minority interests	**(25)**	(24)	(23)
Changes in capitalisation reserve	-	-	-
Changes in scope of consolidation and share capital increases	**11**	(100)	(279)
Total	**547**	**536**	**603**

The changes in scope of consolidation were mainly attributable to:

in millions of euros

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Euler Hermes	18	(90)	57
AGF MAT (b)	-	6	-
Sophia	-	-	(316)
Colseguros group (Colombia)	-	-	(15)
AGF Benelux group	(9)	(9)	-
Mondial Assistance group (Switzerland)	-	(3)	(4)
AGF do Brasil group (Brazil)	-	-	(3)
Athéna Africa group	-	(1)	-
Génération Vie (a)	4	-	-
SNA group (Lebanon)	(2)	-	-
Other	-	(3)	2
Total	**11**	**(100)**	**(279)**

(a) Génération Vie entered AGF's scope of consolidation as of 31 December 2002.
(b) AGF Mat exited AGF's scope of consolidation as of 31 December 2001.

Minority interest mainly comprised the following companies:

in millions of euros

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Euler Hermes	325	323	392
Entenial	127	94	85
AGF Belgium	25	40	48
AGF Brazil	15	29	32
SNA group (Lebanon)	18	22	20
AGF RAS group (Spain)	9	11	10
Mondial Assistance group (Switzerland)	6	6	9
Other	22	11	7
Total	**547**	**536**	**603**

17 - Provisions for other contingencies and losses

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Provision for retirement and related commitments (a)	359	349	387
Deferred tax liabilities (b)	172	178	340
Provisions for French early retirement plan (c)	6	122	-
Provisions for defeasance of Entenial (d)	13	13	7
Provisions for banking operations	106	126	161
Provisions for restructuring the AGF Group (e)	32	42	252
Negative goodwill (f)	35	36	49
Other provisions for contingencies and losses (g)	565	486	601
Total	**1,288**	**1,352**	**1,797**

Unused provisions written back during 2002 totalled 70 million euros and included a provision of 38 million euros for tax adjustments that was no longer needed.

(a) Provisions for retirement and related commitments are composed of:

- a provision booked under the Régime de retraite et prévoyance (retirement and employee benefit plan) of insurance companies in France amounting to 78 million euros at 31 December 2002, vs. 103 million euros at 31 December 2001, reflecting payments in fiscal year 2002;
- provisions for benefits to employees based on their years of service and the supplementary retirement plan for members of the executive committee totalling 12 million euros, vs. 14 million euros at 31 December 2001;
- retirement provisions for AGF Group companies in France, amounting to 36 million euros at 31 December 2002, vs. 35 million euros at 31 December 2001;
  provisions for all companies outside France amounting to 141 million euros compared with 155 million euros at 31 December 2001

(b) In accordance with the new accounting methods, deferred tax assets and liabilities are offset against each other within each tax entity (see explanation in Note 18).

(c) Early retirement plan for France

As of 31 December 2001, a provision of 122 million euros was carried on the balance sheet as part of the early retirement plan in France. In December 2002, the provision totalled 6 million euros.

Provisions used during 2002 totalled 126 million euros, reflecting an overage of 4 million euros. In addition, a further provision of 6 million euros was booked in 2002. Total charges therefore stood at 132 million euros, vs. a provision of 122 million euros as of 31 December 2001.

This provision, included in the provision for restructuring at 31 December 2000, was increased by 94 million euros in 2001.

The early retirement plan was implemented by the company agreement of 6 October 1999. Its objective was to allow employees to leave active service completely and voluntarily under pre-established financial terms and conditions

It expired on 31 December 2002.

Eligibility was based on certain mandatory requirements, including:

- having attained age 54 but not yet age 65,
- having ten years of service within the Union Economique et Sociale ("UES", or Social and Economic Unit),
- promising to forego any future professional employment,
- promising to liquidate all accrued benefits when full Securité Sociale payments begin,
- communicating the decision no later than 31 December 2001.

(d) Provisions for defeasance of Entenial

There have been two defeasance operations in respect of Entenial (named Comptoir des Entrepreneurs until the merger-absorption of Banque La Henin) under the law of 28 November 1995 authorising the removal of impaired assets from its balance sheet. The European commission gave its approval on 24 January 1996.

The first defeasance, concluded on 29 April 1994, affected 1.4 billion euros of receivables at par sold to the defeasance structure through upgraded financing on international markets. The procedures for concluding this first operation, provided for in provisions at 100%, have been implemented and are proceeding in compliance with the agreement of 30 December 1993.

On 1 December 1998, the partners reimbursed 1,166 million euros, *the balance of bonds issued to finance the purchase of Entenial (ex-Comptoir des Entrepreneurs) receivables.* On that same date, EPRD made a partial payment (549 million euros) to partners (76% of the amount it is obligated to pay under the guarantee given by the State). At fiscal year 1998 closing, the provision for write-downs to cover issues under the defeasance had been used to offset losses recognised in respect of receivables.

On 11 February 1999, EPRD made a second payment to the partners, bringing the total reimbursement as of that date to 97% of the amount due based on defeasance losses of 1,415 million euros. AGF is in negotiation to obtain the balance to which it is entitled under the first defeasance (12.7 millions euros), subsequent to the resolution of certain disagreements in respect of defeasance contracts. The provision for defeasance operations at 31 December 1998 was written back to offset 100% coverage of the balance of the junior loan and to recognise a portion of the loss.

The residual assets of the defeasance (65 million euros) were written back on 2 February 1999 by NSRD, of which the state is the majority owner (92%) through EPRD, with AGF holding only 5.9%. This company is responsible for managing assets and residual receivables so they can be sold under optimal market conditions.

The second defeasance in respect of 1.1 billion euros became effective with the decrees of 20 February 1996 establishing the Etablissement Public de Réalisation de Défaisance ("EPRD", the entity responsible for managing the state's financial support to the defeasance structures). The actual transfer of assets under the second defeasance took place on 1 April 1996 with a value date at 31 December 1994. The corresponding payments by the state were made in April 1996.

The losses under the second defeasance were offset by successive cancellations of borrower receivables, with EPRD being responsible up to 0.686 billion euros and AGF and CDC absorbing all debts above the initial amount borne by EPRD.

AGF's share of the losses have been covered by provisions from the outset. In 2000, EPRD cancelled all of its loan (686 million euros), thereby withdrawing from the structure. After cancelling loans totalling 138.8 million euros in 2000 and 2001, AGF cancelled a further 4 million euros in 2002.

(e) Restructuring provisions

Outside France, restructuring provisions were booked in the following countries:

- Spain: 18 million euros at 31 December 2002, vs. 16 million euros at 31 December 2001;
- Colombia: 4 million euros at 31 December 2002, vs. 15 million euros at 31 December 2001;
- Netherlands: 9 million euros at 31 December 2002 and 31 December 2001.

(f) Negative goodwill (see Note 6)

(g) Other provisions for contingencies and losses included primarily:

- 59 million euros in provisions for tax audits on various companies,
- 87 million euros in provisions for legal disputes,
- 29 million euros in provisions for property activity,
- 30 million euros in various provisions in respect of AGF Iart, in particular related to a contractual agreement with PFA Agora,
- 49 million euros in provisions for property transactions,
- 6 million euros in provisions for bonuses and profit-sharing,
- 85 million euros in provisions related to a change in the sale price of AGF Mat (see Note 39),
- 66 million euros in provisions for risks on derivative products,
- *31 million euros in various provisions in respect of Euler Hermes, including 15 million euros related to the merger with Hermes.*

18 - Deferred tax assets and liabilities

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Deferred tax assets	1,221	959	946
Deferred tax liabilities	(1,261)	(1,137)	(1,286)
Net deferred taxes (liabilities)	**(40)**	**(178)**	**(340)**
Deferred tax assets of the tax consolidation group			
Effect of tax loss for the year	409	220	226
Taxes on internal divestments	246	252	291
Taxes on timing differences	158	171	94
Taxes on provisions for impairment in value (2)	9	22	22
Taxes on allocation of first consolidation differences for Allianz and Athena	74	85	99
Taxes on deferred profit-sharing	26	27	25
Other	14	34	44
Total deferred tax assets of the tax consolidation group	**936**	**811**	**801**
Deferred tax liabilities of the tax consolidation group			
Taxes on internal divestments	(284)	(316)	(341)
Taxes on restatement of regulated reserves	-	-	(4)
Taxes on timing differences (3)	(73)	(62)	(68)
Taxes on allocation of first consolidation differences for Allianz and Athena	(71)	(93)	(123)
Taxes on new life business acquisition costs of AGF Vie	(341)	(325)	(314)
Other	(122)	(13)	-
Total deferred tax liabilities of the tax consolidation group	**(891)**	**(809)**	**(850)**
Deferred tax balance of the tax consolidation group (1)	**45**	**2**	**(49)**
Deferred tax assets of other companies			
Elvia (Mondial Assistance group)	20	6	-
AGF International subsidiaries	119	114	101
Euler Hermes	66	27	30
Entenial	80	1	14
Total deferred tax assets of other companies	**285**	**148**	**145**
Deferred tax liabilities of other companies			
Elvia (Mondial Assistance group)	(10)	(10)	(15)
AGF International subsidiaries	(256)	(285)	(368)
Euler Hermes	(98)	(32)	(39)
Entenial	(3)	(1)	(14)
AGF Re Lux	(3)	-	-
Total deferred tax liabilities of other companies	**(370)**	**(328)**	**(436)**
Deferred tax balance of other companies	**(85)**	**(180)**	**(291)**
Net deferred tax balance	**(40)**	**(178)**	**(340)**
After offset of deferred tax assets and liabilities by tax entity			
Deferred tax assets	132	-	-
Deferred tax liabilities	(172)	(178)	(340)

(1) The 3.3% social contribution and the 3% social contribution applicable from 2002 (35.43% on short-term taxes and 20.20% on long-term taxes) were taken into account both at 31 December 2002 and 31 December 2001

(2) On 1 January 1995, taxes on provisions for impairment were booked as increases to shareholders' equity. Deferred taxes in respect of provisions for impairment are taken to the profit and loss statement when the capital losses are realised on the written-down assets, these losses thereby becoming tax-deductible.

(3) The amounts mainly include tax credits on realised gains or share exchange offers.

Tax audit

Several companies in the AGF tax consolidation group have been audited in respect of tax years 1994 to 1996, inclusive.

During 1997 and 1998, these companies received notices of back taxes that included a portion which was in reference to the entire company.

Based on the probability of a tax expense and subsequent to notices received and agreements with tax authorities in 1999 and 2000, there are still back taxes, but only those that are likely or certain to lead to a tax expense have been provided for in provisions or booked against tax losses.

Back taxes related to companies did not give rise to a tax provision in the tax consolidation group when they were covered by losses carried forward at the level of the companies. Otherwise, provisions were recognised at the company level. Given overall losses in the tax consolidation group, a tax income receivable was recognised in AGF financial statements in an amount equal to back taxes provisioned by subsidiary

companies and covered by losses in the tax consolidation group.

Certain contested assessments related to taxes other than corporate taxes were covered by provisions totalling 39 million euros as of 31 December 2001. This provision was fully written back in 2002.

Specifically, following the Conseil d'Etat's 28 June 2002 order, the provision for tax disputes related to Article 209 B of the tax code was fully written back in the accounts of AGF Holding in 2002 and recorded as an exceptional gain. At 31 December 2001, this provision totalled 24 million euros.

Concerning the Banque AGF tax audit related to the years 1995-98, the risk provision booked as of 31 December 2001 in the consolidated accounts of AGF, the lead company in the tax consolidation group, was fully written back in AGF's consolidated accounts in 2002. This step was taken because the amount of the agreed tax assessment is now known; consequently, the impact of the audit was reflected in 2002 accounts in respect of Banque AGF's tax-loss carryforward and tax consolidation group's tax-loss carryforward.

Other Group companies are also undergoing tax audits, in particular the former Allianz France group (1997 and 1998 fiscal years), certain property companies, Arcalis (1998-2000 fiscal years) and Château Larose Trintaudon (1999 and 2000).

A recent tax audit related to AGF SA's dividend withholding tax (1999) did not give rise to a provision, pursuant to the principles explained above.

Tax consolidation in France

In France, the AGF Group has opted for tax consolidation.

The tax consolidation group comprised the following 40 companies:

- AGF
- AGF Asset Management
- AGF Assurances Financières
- AGF Assurfinance (formerly Stano 6)
- AGF Boïeldieu
- AGF Favart
- AGF Holding
- AGF Iart
- AGF International
- AGF La Lilloise (formerly CAP)
- AGF Richelieu
- AGF St Marc
- AGF Vie
- AGF 2X
- Arcalis
- Athéna
- Banque AGF
- Calypso (ATS-Stano 3)
- Camat (formerly AGF 13X)
- AGF Epargne Salariale (formerly AGF 11x)
- Etablissements Paindavoine
- Etoile Foncière Immobilière
- Eustache
- Financière Foncière Européenne
- Kléber Lamartine
- Kléber Passy
- Kléber Poincaré
- Larose Trintaudon
- Mathis
- Métropole SA (formerly AGF 9X)
- Qualis (formerly AGF 5X)
- Rhimo
- SA Commerciale Vernet
- SA Rue du Hameau
- SFE
- Sibi
- SNC Techniparc du Chêne
- Sonimm
- Vernon SA
- 12 Madeleine

Tax loss carryforwards (including deferred amortisation)

The total amount of tax loss carryforwards at 31 December 2002 was 1,486 million euros, after taking the tax audit into consideration.

Tax year	Expiration date	Base	Tax (at 35.43%)
1998	31.12.03	58	21
1999	31.12.04	310	110
2000	31.12.05	-	-
2001	31.12.06	206	73
2002	31.12.07	781	277
Deferred amortisation	-	131	46
Total		**1 486**	**526**

Tax-loss carryforwards were capitalised to the extent that there were deferred tax liabilities of the same maturity over the period during which the carryforwards are recoverable or if it was likely that the Group would be able to use them against taxable income in the next five years, the period during which the carryforwards can be used or based on tax options allowing the company to use carryforwards.

Future taxable income was determined on the basis of the Group's strategic business plans.

In this context, the Group's tax loss carryforwards were recognised, even though the Group reported a taxable loss in 2001 and 2002 as a result of the significant charges that have characterised the last few years (early retirement plan, provisions for impairment, provisions for unrealised capital loss exposures, etc.). However, in light of the uncertainties surrounding the insurance business, in particular for 2003 and 2004, but without prejudice to the business plans as a whole, the amount of capitalised tax-loss carryforwards generated by the tax consolidation group was reduced by 117 million euros.

Tax loss carryforwards not recognised by the tax consolidation group in financial statements

Tax loss carryforwards on the balance sheet at 31 December 2002 stood at 409 million euros. Tax loss carryforwards not recorded at 31 December 2002 totalled 117 million euros, vs. 64 million euros at 31 December 2001. Other deferred taxes not recorded (timing differences, early retirement provisions and tax assessments generating timing differences) totalled around 170 million euros at 31 December 2002.

Other tax loss carryforwards not recorded in the balance sheet
Allianz Seguros (32 million euros).

19 - Underwriting reserves

in millions of euros

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
1. Underwriting reserves, before reinsurance			
Life insurance reserves	44,087	42,417	39,808
Claims reserves	711	823	811
Provisions for unrealised capital loss exposures (a)	86	-	-
Provisions for policyholders profit-sharing due (b)	877	1,649	1 795
Equalisation provisions	195	179	176
Provision for conditional deferred policyholders profit-sharing *	236	263	248
Provision for unconditional deferred policyholders profit-sharing *	(226)	(243)	(264)
Other underwriting reserves	2	3	9
Life insurance	**45,968**	**45,091**	**42,583**
Reserve for unearned premiums	2,211	2,113	2,097
Claims reserve	12,692	11,815	12,497
Policyholders profit-sharing and rebates	107	81	69
Provisions for unrealised capital loss exposures (a)	10	1	-
Equalisation provisions (c)	691	575	444
Other underwriting reserves (d)	1,519	1,512	2,018
Non-life insurance	**17,230**	**16,097**	**17,125**
Total underwriting reserves, before reinsurance	**63,198**	**61,188**	**59,708**
Underwriting reserves on unit-linked policies	8,233	8,724	9,005
Total (including reserves on unit-linked policies)	**71,431**	**69,912**	**68,713**

* 12 million euros incorrectly classified as unconditional deferred policyholders profit-sharing at 31 December 2001 were reclassified as conditional deferred policyholders profit-sharing.

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
2. Reinsurers' share in underwriting reserves			
Life insurance reserves	267	292	325
Claims reserves	17	20	29
Policyholders profit-sharing and rebates	10	8	18
Other underwriting reserves	10	9	11
Life insurance	**304**	**329**	**383**
Reserve for unearned premiums	352	321	290
Claims reserve	2,990	2,499	3,445
Policyholders profit-sharing and rebates	28	12	11
Other underwriting reserves	95	94	72
Non-life insurance	**3,465**	**2,926**	**3,818**
Total reinsurers' share in underwriting reserves	**3,769**	**3,255**	**4,201**
Underwriting reserves on unit-linked policies	50	47	57
Total (including reserves on unit-linked policies)	**3,819**	**3,302**	**4,258**

Asbestos and pollution risks are known and recognised as covered by insurance policies. The Group is monitoring very closely the consequences of recent jurisprudence (28 February 2002) concerning gross negligence on the part of the employer in the case of asbestos and the employer's obligation to achieve certain results in terms of security. Analysis of recently-received claims does not currently indicate a significant increase in AGF's commitments.

(a) The provision for unrealised capital loss exposures relates principally to AGF Vie (86 million euros). Assurances Federales (4 million euros) and AGF La Lilloise (5 million euros) and was mandated by the Commission de Contrôle des Assurances (CCA), the French insurance industry watchdog. (see Note 4.1).

(b) 640 million euros were written back from the general fund for policyholder profit-sharing in the accounts of AGF Vie on 31 December 2002, vs. 115 million euros in fiscal year 2001. The fund totalled 432 million euros at 31 December 2002.

(c) Equalisation provision related to credit insurance totalled 460 million euros at 31 December 2002, vs. 347 million euros at 31 December 2001

(d) Mathematical annuity reserves

Life underwriting reserves by country (including unit-linked policies)

in millions of euros

	31.12.2002	31.12.2001 proforma
France	43,915	43,751
Belgium	4,940	4,834
Netherlands	2,796	2,772
Spain	1,890	1,750
Other countries – Europe	154	146
Total – Europe	**53,695**	**53,253**
Brazil	125	168
Other countries – South America	269	293
Other countries	112	101
Total	**54,201**	**53,815**

Non-life underwriting reserves by country

in millions of euros

	31.12.2002	31.12.2001 proforma
France	12,516	11,226
Belgium	969	978
Netherlands	1,403	1,301
Spain	879	792
Other countries – Europe	726	846
Total – Europe	**16,493**	15,143
Brazil	178	266
Other countries – South America	476	602
Other countries	83	86
Total	**17,230**	**16,097**

Gross underwriting reserves by category (including unit-linked policies, excluding deferred policyholders profit-sharing)

in millions of euros

	31.12.2002	31.12.2001 proforma
Individual, unit-linked life policies (incl. capitalisation)	8,212	8,571 *
Individual, non-unit-linked life policies (incl. capitalisation)	33,720	33,630 *
Individual term insurance policies	226	145 *
Group, unit-linked life policies (incl. capitalisation)	527	152 *
Group, non-unit-linked life policies (incl. capitalisation)	9,941	9,821 *
Group term insurance policies	468	403 *
Acceptances in life reinsurance	1,097	1,073
Life insurance	**54,191**	53,795
Bodily injury	2,408	2,392
Automobile	4,484	4,264
Civil liability	2,284	2,154
Property damage	2,582	2,784
Marine, aviation and transport insurance	230	245
Other direct insurance	1,568	1,661
Acceptances in non life reinsurance	3,674	2,597
Non-life insurance	**17,230**	16,097
Total	**71,421**	**69,892**

* *Life underwriting reserves as of 31 December 2001 reflect reclassifications between categories.*

Settlement of gross claims related to previous years (all loss years combined)

in millions of euros

	31.12.2002
Non-life profit and loss statement:	
Payments on claims related to previous years	(2 802)
Change in reserves for claims on previous years	2 500
Increase or decrease (before reinsurance)	**(302)**

Of this 302 million euro decrease, 282 million euros relate to AGF Iart. After reinsurance, AGF recorded an increase of 10 million euros

20 - Breakdown of financial debt ("Financial payables")

in millions of euros

	Insurance			Banking			Other businesses			Total		
	31.12.2002	31.12.2001 proforma	31.12.2000 proforma	31.12.2002	31.12.2001 proforma	31.12.2000 proforma	31.12.2002	31.12.2001 proforma	31.12.2000 proforma	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Subordinated debt	-	-	24	424	444	355	1 155	450	450	1 579	894	829
Debt evidenced by certificates	9	4	-	12 068	10 392	10 131	446	590	557	12 523	10 986	10 688
Due to banking sector companies	739	787	740	1 550	2 269	2 666	224	154	52	2 513	3 210	3 458
Other financial debt	95	77	63	-	-	-	161	149	275	256	226	338
Total financial debt	**843**	**868**	**827**	**14 042**	**13 105**	**13 152**	**1 986**	**1 343**	**1 334**	**16 871**	**15 316**	**15 313**

in millions of euros

Breakdown by maturity	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Insurance	663	140	40	843
Banking	5 904	3 664	4 474	14 042
Other businesses	643	-	1 343	1 986
Total	**7 210**	**3 804**	**5 857**	**16 871**

The increase in financial debt derives primarily from banking activities, particularly Entenial, as a result of an increase in property loans.

All non-banking "financial debt" consists wholly of obligations arising from financing decisions.

in millions of euros

Breakdown of non-banking financial debt	31.12.2002	31.12.2001 pro forma
Subordinated debt (note 21) (a)	**1 155**	**450**
Debt evidenced by certificates (note 24)	**455**	**594**
Negotiable debt	446	590
Bonds	9	4
Due to banking sector companies (note 25)	**1 117**	**1 424**
Term deposits	403	252
Ordinary demand deposits	549	680
Repurchase agreements (including reclassification of AGF Clearing) (b)	165	492
Other debt (note 26)	**256**	**226**
Term deposits	19	4
Debt with maturity of more than one year	42	40
Other financial debt	195	182
Total financial debt	**2 983**	**2 694**

(a) The increase in subordinated debt is analysed in note 21

(b) The company AGF Clearing, which centralises repurchase operations of the principal French companies was reclassified in 2002 from "Other activities to "Banking". Nevertheless, the debt of AGF Clearing is recognised as non banking financial debt.

Apart from subordinated debt, most of the financing needs of the non-banking entities of the AGF Group are handled by a centralised cash management unit, SNC AGF Cash, which matches excess cash with cash requirements. To meet the net financing requirement, AGF Cash issues negotiable debt securities (TCNs).

Most financing needs, outside of interbank transactions, are met through short-term funding sources.

Separately, a portion of the Group's interest rate exposure is covered by interest rate swaps of various medium term maturities, based on an average rate of around 5.19%.

Following an agreement with the CCA in 1997, AGF Vie and AGF Iart use receivables from AGF Cash in partial fulfilment of their regulatory requirements

21 - Subordinated debt

in millions of euros

A. Breakdown by issuer	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
AGF Mat	-	-	24
Banque AGF	100	100	-
Euler Hermes (Eurofactor)	7	6	29
Entenial	317	338	326
Subtotal - banking	**424**	**444**	**355**
AGF	1,155	450	450
Subtotal other businesses	**1,155**	***450***	***450***
Total subordinated debt	**1,579**	**894**	**829**

in millions of euros

B. Breakdown by maturity	Less than 1 year	Between 1 and 5 years	More than 5 years	Total
Subordinated debt	**110**	**76**	**1,393**	**1,579**

C. Breakdown by type

C1 - AGF

AGF SA issued 450 million euros in subordinated debt maturing in 20 years. The placement closed on 23 February 2000. As issuer, AGF has the option of early redemption as of the 11th year, at which point the coupon will be increased. Standard & Poor's has confirmed the classification of this debt as near equity.
The issue is composed of two tranches:

Fixed-rate tranche:

Amount:	225 million euros
Maturity:	20 years
Interest:	6.625% p.a. for the first 10 years,
	3 mo. Euribor + 178 basis points from the 11th year
Issue price:	99.765% of par.
Repayment price:	At par

This debt was swapped into a fixed rate of 4.59% maturing on 8 March 2010.

Floating-rate tranche:

Amount:	225 million euros
Maturity:	20 years
Interest:	3 mo. Euribor + 78 basis points for the first 10 years.
	3 mo. Euribor + 178 basis points in the 11th year
Issue price:	At par
Repayment price.	At par

Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points from the 11th year. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group (see note 39.7).

in millions of euros

C2 - Entenial Nature	Maturity	Interest rate	Amount
Redeemable subordinated debt	2003	FIXED	91
Redeemable subordinated debt	2004	FIXED	38
Redeemable subordinated debt	2005	FLOATING	38
Redeemable subordinated debt	2010	FIXED	42
Redeemable subordinated debt	2012	FIXED	27
Redeemable subordinated debt	2022	FIXED	40
Perpetual subordinated debt	PERPETUAL	FLOATING	25
Related receivables			16
Total subordinated debt			**317**

in millions of euros

C3 - Banque AGF Type	Maturity	Interest rate	Amount
Redeemable subordinated debt	2011	3 MO. EURIBOR + 0.75%	100

22 - Direct insurance and reinsurance payables

Gross value, reserves and net book value of payables arising from insurance and reinsurance operations

in millions of euros

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Deposits due to reinsurers	398	482	547
Direct insurance payables	935	1,123	826
Reinsurance payables	385	392	644
Total	**1,718**	**1,997**	**2,017**

Breakdown of direct insurance and reinsurance payables at 31 December 2002

in millions of euros

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Direct insurance and reinsurance payables	345	1,373		-	1,718

23 - Due to banking customers

in millions of euros

A. Breakdown by type of debt

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Special savings accounts			
Demand deposits	1,666	1,617	786
Term deposits	71	70	61
Other debts			
Demand	1,281	1,172	1,452
Term	1,217	1,283	1,193
Total due to banking customers	**4,235**	**4,142**	**3,492**

One of the obligations of the Euler Hermes Group is a syndicated loan managed by HSBC-CCF with a face value of 100 million euros, coming due according to the following schedule: 25 million euros on 20 December 2003, 25 million euros on 20 December 2004 and 50 million euros on 20 December 2005. The agreement governing this loan contains an accelerated repayment clause that is triggered by events of default other than the traditional payment default or violation of contractual obligations. This clause is triggered if the Euler Hermes Group's Standard & Poor's rating falls below AA-. At 31 December 2002, the clause was inactive, but any downward revision in the rating raises the possibility that it could be activated.

in millions of euros

B. Breakdown by maturity

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking customers	3,069	147	1,009	10	4,235

24 - Debt evidenced by certificates

A. Breakdown by type of certificate

in millions of euros

	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
CDs	-	-	265
Interbank market securities	393	453	447
Negotiable debt	4,095	3,895	3,541
Bonds	8,012	6,615	6,435
Other	23	23	-
Total debt evidenced by certificates	**12,523**	**10,986**	**10,688**

B. Breakdown by maturity

in millions of euros

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Debt evidenced by certificates	3,257	1,719	3,514	4,033	12,523

N.B.: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

C. Breakdown by type and by company

in millions of euros

C1. Banque AGF

	Maturity	Interest rate	Amount
Interbank market securities	2003	FIXED	15
Medium-term notes (BMTN)	2003	FIXED	622
Medium-term notes (BMTN)	2004	FIXED	8
Medium-term notes (BMTN)	2005	FIXED	87
Negotiable certificates of deposit (CDN)	2003	FIXED	1,254
Related receivables			5
Negotiable debt			1,976
Bonds	2003	FIXED	75
Total debt evidenced by certificates			**2,066**

in millions of euros

C2. Entenial

	Interest rate	Amount
Interbank market securities		377
Negotiable debt		1,456
Bonds		7,929
Maturing in 2003	FIXED	557
Maturing in 2003	FLOATING	495
Maturing in 2004	FIXED	300
Maturing in 2004	FLOATING	946
Maturing in 2005	FIXED	327
Maturing in 2005	FLOATING	200
Maturing in 2006	FIXED	757
Maturing in 2007	FIXED	500
Maturing in 2008	FIXED	1,600
Maturing in 2009	FIXED	800
Maturing in 2011	FIXED	500
Maturing in 2012	FIXED	800
Accrued interest		147
Total debt evidenced by certificates		**9,762**


Financial report 2002

in millions of euros

C3. SNC AGF Cash	Maturity	Interest rate	Amount
Negotiable debt	2003	FIXE	446
Total debt evidenced by certificates			**446**

C4. Euler Hermes

in millions of euros

Negotiable debt	217
Other debt evidenced by certificates	23
Total debt evidenced by certificates	**240**

C5. Mondial Assistance group

in millions of euros

Bonds	9
Total debt evidenced by certificates	**9**

D. Method of repayment

At maturity

25 - Due to banking sector companies

in millions of euros

A. Breakdown by type

	31.12.2002	31.12.2001 proforma	31.12.2000 proforma
Interbank transactions			
Cash in hand, central banks, post office banks	130	52	112
Demand deposits	463	1,514	1,674
Term deposits	957	702	880
Subtotal - interbank transactions	**1,550**	**2,268**	**2,666**
Non-bank sectors			
Repurchase agreements (1)	11	9	13
Term deposits	403	252	234
Ordinary demand deposits	549	681	545
Total debt to banking sector companies	**2,513**	**3,210**	**3,458**

(1) Excludes AGF Clearing. AGF Clearing's obligations under repurchase agreements totalled 154 million euros at 31 December 2002.

B. Breakdown by maturity

in millions of euros

	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Due to banking sector companies	**1,238**	**710**	**182**	**383**	**2,513**

N.B.: Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

26 - Other debt

"Other debt" includes operating payables and financial debt not financed by credit institutions.

Breakdown of other debt

in millions of euros

By type of borrower:	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Insurance	1,766	2,412	1,690
Banking	403	341	234
Other businesses	406	417	577
Total other debt	**2,575**	**3,170**	**2,501**

in millions of euros

By type of debt:	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Taxes payable	268	371	345
Other accrued taxes and employment taxes	326	298	242
Other	1,725	2,275	1,576
Other operating debt	**2,319**	**2,944**	**2,163**
Term deposits	19	4	-
Debt with maturity of more than 1 year (other than term deposits)	42	40	6
Other financial debt (*)	195	182	332
Total other financial debt	**256**	**226**	**338**
Total other debt	**2,575**	**3,170**	**2,501**

*Other financial debt is composed mostly of financial demand deposits placed by related, unconsolidated companies.

Note 20 "Breakdown of financial debt" shows an analysis of this account by business segment.

in millions of euros

By maturity:	Less than 3 months	Between 3 months and 1 year	Between 1 and 5 years	More than 5 years	Total
Other debt	**720**	**851**	**964**	**40**	**2,575**

27 - Accruals and deferred income

Breakdown of accruals and deferred income

in millions of euros

By business segment:	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Insurance	389	206	528
Banking	215	215	170
Other businesses	34	32	18
Total accruals and deferred income	**638**	**453**	**716**

in millions of euros

By type of account:	31.12.2002	31.12.2001 pro forma	31.12.2000 pro forma
Unearned income	162	152	124
Reinsurance underwriting valuations	5	4	19
Other accruals and deferred income	373	224	558
Accrued swap interest	98	73	15
Total accruals and deferred income	**638**	**453**	**716**


AGF
Notes on the consolidated profit
and loss statement

28 - Total AGF Group revenue (all segments combined)

in millions of euros

Breakdown of consolidated revenue	2002	2001 pro forma	2000 pro forma
Premiums written	15,130	16,374	15,626
Other insurance services (1)	302	246	216
Premium income from insurance operations	**15,432**	**16,620**	**15,842**
Revenue from other businesses	**39**	**30**	**21**
Total revenue	**15,471**	**16,650**	**15,863**
For information:			
Gross banking income (2)	1,650	1,812	1,719

(1) Insurance services include primarily income related to assistance and credit insurance.
(2) This amount includes income from banking and asset management companies.

28.1 Premium income from insurance operations

28.1.1 Premiums written

in millions of euros

(a) Premiums written by category	2002	2001 proforma	2000 proforma
Premiums written (direct business and acceptances)			
Bodily injury	1,437	1,384	1,336
Automobile	2,924	2,921	2,694
Civil liability	450	480	372
Property damage	2,242	2,057	1,856
Marine, aviation and transport insurance	135	1,051	650
Other direct non-life insurance*	721	655	620
Acceptances in non-life reinsurance*	1,735	1,396	1,238
Non-life insurance	**9,644**	**9,944**	**8,766**
Individual, unit-linked life policies (incl. capitalisation)	1,098	1,458	1,943
Individual, non-unit-linked life policies (incl. capitalisation)	3,050	2,903	2,693
Individual term insurance policies	160	289	235
Group, unit-linked life policies (incl. capitalisation)	84	384	169
Group, non-unit-linked life policies (incl. capitalisation)	628	658	1,254
Group term insurance policies**	392	638	481
Acceptances in life reinsurance	74	100	85
Life insurance	**5,486**	**6,430**	**6,860**
Total premium income before reinsurance	**15,130**	**16,374**	**15,626**
Premiums ceded and retroceded:			
Non-life insurance	(1,887)	(2,232)	(1,723)
Life insurance	(80)	(83)	(75)
Subtotal - premiums ceded and retroceded	**(1,967)**	**(2 315)**	**(1,798)**
Total premium income, net of reinsurance	**13,163**	**14,059**	**13,828**

* In fiscal years 2001 and 2000, 993 million euros and 906 million euros, respectively, related to Euler Hermes, were reclassified.
** The decrease reflected an exceptionally large policy obtained in Spain in 2001

in millions of euros

(b) Premiums written by country

	2002	2001 proforma	2000 proforma
France (including assistance and credit insurance)	10,645	11,407	11,353
Belgium	815	842	854
Netherlands	1,513	1,348	827
Spain	1,019	1,105	925
Other countries – Europe	81	104	129
Total – Europe	14,073	**14,806**	**14,088**
Chile	90	134	126
Brazil	341	564	569
Venezuela	84	124	119
Argentina	38	94	132
Colombia	239	382	336
Subtotal – South America	792	**1,298**	**1,282**
Overseas départements and territories	165	155	149
Other non-European countries	100	115	107
Total – World	**15,130**	**16,374**	**15,626**

in millions of euros

(c) Premiums written by segment

	2002	2001 proforma	2000 proforma
Life insurance in France	4,008	**4,621**	**5,308**
Life insurance outside France			
- Belgium	453	451	453
- Netherlands	490	477	270
- Spain	275	467	383
- Other countries – Europe	25	51	85
- South America	161	285	288
- Overseas départements and territories	40	42	41
- Other non-European countries	34	36	32
Subtotal life insurance outside France	1,478	**1,809**	**1,552**
Health insurance in France	1,112	**1,006**	**1,035**
Health insurance outside France			
- Belgium	42	43	57
- Netherlands	110	101	16
- Spain	23	18	16
- Other countries – Europe	27	25	17
- South America	108	172	176
- Overseas départements and territories	9	7	4
- Other non-European countries	14	16	15
Subtotal health insurance outside France	333	**382**	**301**
Subtotal other property & casualty insurance in France	3,910	**4,432**	**3,776**
Other property & casualty insurance outside France			
- Belgium	320	348	344
- Netherlands	913	770	541
- Spain	721	620	526
- Other countries – Europe	29	28	27
- South America	523	841	818
- Overseas départements and territories	116	106	104
- Other non-European countries	52	63	60
Subtotal other property & casualty insurance outside France	2,674	**2,776**	**2,420**
- Credit insurance	1,222	**993**	**906**
- Assistance	393	**355**	**328**
Consolidated premiums written	**15,130**	**16,374**	**15,626**

28.1.2 Other insurance services

in millions of euros

	2002	2001 proforma	2000 proforma
Revenues from other services, non-life insurance	285	233	196
Revenues from other services, life insurance	17	13	20
Total income from other insurance services	**302**	**246**	**216**

28.2 Gross banking income

in millions of euros

	2002					2001 pro forma	2000 pro forma
	Banque AGF	Entenial	Other French companies	Other foreign companies	Total	Total	Total
Interest and related income	173	835	121	67	1 196	1,346	1,256
Revenue on floating-income securities	-	6	-	1	7	6	10
Commission income	12	5	126	14	157	165	175
Net gains on trading portfolio transactions and similar investments	(11)	-	-	6	(5)	5	20
Net gains on fixed assets incl. on long-term investment portfolio	-	3	-	-	3	11	13
Other banking income	103	183	4	2	292	279	245
Gross banking income	**277**	**1,032**	**251**	**90**	**1,650**	**1,812**	**1,719**

29 - Insurance underwriting results

29.1 Non-life insurance underwriting results

in millions of euros

	2002			2001 pro forma	2000 pro forma
	Gross amounts	Amounts ceded and retroceded	Net amounts	Net amounts	Net amounts
- Premiums	9,644	(1.887)	7 757	7,712	7,044
- Premiums written, not yet earned (net)	(115)	(9)	(124)	(63)	23
Premiums earned	**9,529**	**(1,896)**	**7 633**	**7,649**	**7,067**
- Claims and claim-related expenses	(7,035)	1,229	(5 806)	(5,718)	(5,585)
- Provisions for claims	(202)	61	(141)	(334)	(80)
Total claims expense	**(7,237)**	**1,290**	**(5 947)**	**(6,052)**	**(5,665)**
Other underwriting provisions*	**(13)**	**(1)**	**(14)**	**23**	**22**
Change in equalisation reserves	**2**		**2**	**32**	**(16)**
- Policy acquisition costs	(1,593)	-	(1 593)	(1,648)	(1,472)
- Administrative expenses	(736)	-	(736)	(961)	(760)
- Commissions from reinsurers	-	323	323	313	284
Policy acquisition and administration costs	**(2,329)**	**323**	**(2 006)**	**(2,296)**	**(1,948)**
Other underwriting income	**352**	**-**	**352**	**334**	**281**
Other underwriting expenses	**(444)**	**-**	**(444)**	**(310)**	**(270)**
Allocated investment income	**619**	**-**	**619**	**906**	**1,018**
Policyholders profit-sharing	**(24)**	**16**	**(8)**	**(98)**	**(98)**
Non-life insurance underwriting results	**455**	**(268)**	**187**	**188**	**391**
Employee profit-sharing			(8)	(17)	(16)
Net investment income excl. allocation to underwriting result			150	299	260
Elimination of intersectoral transactions			-	-	-
Intersectoral transfers			(31)	1	(14)
Income from non-life insurance operations (corrected)			**298**	**471**	**621**

* At 31 December 2002, the change in the provision for unrealised capital loss exposures was -9 million euros

29.2 Life insurance underwriting results

	2002			2001 pro forma	2000 pro forma
	Gross amounts	Amounts ceded and retroceded	Net amounts	Net amounts	Net amounts
Premiums	**5,492**	**(80)**	**5 412**	**6 345**	**6 785**
- Claims and claim-related expenses	(4,365)	75	**(4,290)**	(4,234)	(4,192)
- Provisions for claims	(21)	2	**(19)**	(102)	(187)
Total claims expense	**(4,386)**	**77**	**(4,309)**	**(4,336)**	**(4,379)**
- Life insurance provisions	(134)	(36)	**(170)**	(147)	(936)
- Unit-linked provisions	917	(2)	**915**	(332)	(575)
- Other underwriting provisions*	(98)	-	**(98)**	(8)	(17)
Life underwriting provisions and other underwriting provisions	**685**	**(38)**	**647**	**(487)**	**(1,528)**
- Adjustments for unit-linked policies (losses)	(1,402)	-	**(1,402)**	(744)	(316)
- Adjustments for unit-linked policies (gains)	279	-	**279**	26	200
Adjustments for unit-linked policies	**(1,123)**	-	**(1,123)**	**(718)**	**(116)**
- Policy acquisition costs	(611)	-	**(611)**	(647)	(642)
- Administrative expenses	(221)	-	**(221)**	(177)	(181)
- Commissions from reinsurers	-	13	**13**	18	21
Policy acquisition and administration costs	**(832)**	**13**	**(819)**	**(806)**	**(802)**
Other underwriting income	**61**	**-**	**61**	**59**	**83**
Other underwriting expenses	**(133)**		**(133)**	**(95)**	**(131)**
Allocated investment income	**1,674**		**1,674**	**2 557**	**3 027**
Policyholders profit-sharing	**(1,408)**	**16**	**(1,392)**	**(2,240)**	**(2,762)**
Life insurance underwriting results	**30**	**(12)**	**18**	**279**	**177**
Employee profit-sharing			**(1)**	(6)	(5)
Net investment income excl. allocation to underwriting result			**74**	96	140
Elimination of intersectoral transactions			**-**	-	-
Intersectoral transfers			**89**	108	131
Adjusted operating income			**180**	**477**	**443**

* At 31 December 2002, the change in the provision for unrealised capital loss exposures was -85 million euros.

30 - Banking income and expenses

in millions of euros

	2002			2001 pro forma	2000 pro forma
	France	Outside France	Total	Total	Total
Interest and related income	1,128	68	**1,196**	1,346	1,256
Interest and related expense	(783)	(46)	**(829)**	(887)	(958)
Revenue on floating-income securities	6	1	**7**	6	10
Commission income	143	14	**157**	165	175
Commission expense	(56)	(7)	**(63)**	(58)	(47)
Net gains (losses) on trading portfolio transactions	-	10	**10**	-	6
Net gains (losses) on investment operations	(12)	(3)	**(15)**	5	14
Balance of currency transactions	-	1	**1**	4	4
Balance of transactions on financial instruments	(95)	(4)	**(99)**	(148)	4
Other banking income	185	4	**189**	131	77
Other banking expenses	(236)	(22)	**(258)**	(369)	(199)
Net banking income	**280**	**16**	**296**	**195**	**342**
Operating expenses	(207)	(11)	**(218)**	(194)	(230)
Amortisation and provisions on tangible and intangible fixed assets	(18)	(1)	**(19)**	(18)	(11)
Gross operating income	**55**	**4**	**59**	**(17)**	**101**
Provisions for loan losses	(50)	(4)	**(54)**	80	(25)
Gains or losses on equity investments and sister companies (including long-term	3	-	**3**	11	8
investment portfolio)			**20**		
Provisions to / write-backs from fund for general banking risks	20	-	**-**	-	-
Net investment income	-	-	**-**	-	-
Elimination of intersectoral transactions	-	-	**10**	-	-
Intersectoral transfers	10	-		(24)	(45)
Adjusted operating income	**38**	**-**	**38**	**50**	**39**

31 - Consolidated profit and loss statement by business segment

Consolidated 2002 profit and loss statement, with corporate tax and exceptionals

in millions of euros

	Notes	Non-life insurance activities	Life insurance activities	Banking activities	Other activities	Pre-tax profit	Corporate tax	Exceptionals	2002	2001 pro forma	2000 pro forma
Premiums written	28.1	9.644	5,486	-	-	15,130	-	-	15 130	16,374	15,626
Premiums written, not yet earned (net)		(115)	6	-	-	(109)	-	-	(109)	(145)	(4)
Premiums earned		**9,529**	**5,492**	**-**	**-**	**15,021**	**-**	**-**	**15 021**	**16,229**	**15,622**
Gross banking income	28.2	-	-	1,650	-	1.650	-	-	1 650	1,812	1,719
Revenue from other activities	31.4	-	-	-	39	39	-	-	39	30	21
Other operating income (net of expenses)		352	61	-	1	414	-	-	414	399	371
Net investment income	32	769	625	-	171	1.565	-	-	1 565	3.284	4,473
Total operating revenue		**10,650**	**6,178**	**1,650**	**211**	**18,689**	**-**	**-**	**18 689**	**21,754**	**22,206**
Insurance claims		(7,272)	(5,109)	-	-	(12,381)	-	-	(12 381)	(15.407)	(16.084)
Net income or expense of reinsurance ceded or accepted		(268)	(12)	-	-	(280)			(280)	336	170
Banking expenses	31.3	-	-	(1 385)	-	(1,385)	-	-	(1 385)	(1.528)	(1 392)
Expenses of other activities		-	-	-	(157)	(157)	-	-	(157)	(132)	(130)
Administrative costs		(2 781)	(966)	(237)	-	(3,984)	-	-	(3 984)	(4.070)	(3,723)
Total operating expense		**(10,321)**	**(6,087)**	**(1,622)**	**(157)**	**(18,187)**	**-**	**-**	**(18 187)**	**(20,801)**	**(21,159)**
TOTAL INCOME FROM OPERATIONS		**329**	**91**	**28**	**54**	**502**	**-**	**-**	**502**	**953**	**1,047**
Intersectoral transfers (1)		(31)	89	10	(68)	-	-	-	-	-	-
RESTATED OPERATING INCOME		**298**	**180**	**38**	**(14)**	**502**	**-**	**-**	**502**	**953**	**1 047**
Other income (net)		(37)	(30)	-	-	(67)	-	-	(67)	(0)	(18)
Share in earnings of equity-accounted companies	7	21	52	11	5	89	-	-	89	92	94
Exceptional items (net)	33						-	(72)	(72)	(73)	145
Corporate tax	34						6	21	27	(54)	(181)
Minority interests		(50)	(4)	(7)	-	(61)	(5)	-	(66)	(54)	(67)
NET INCOME BEFORE GOODWILL AMORTISATION		**232**	**198**	**42**	**(9)**	**463**	**1**	**(51)**	**413**	**855**	**1 020**
Goodwill amortisation		(79)	(34)	(23)	(2)	(138)	-	(7)	(145)	(123)	(136)
NET INCOME OF CONSOLIDATED COMPANIES (GROUP SHARE)		**153**	**164**	**19**	**(11)**	**325**	**1**	**(58)**	**268**	**732**	**884**
Diluted earnings per share									1,52	4.21	5.13
Undiluted earnings per share									1,57	4.36	5.20

(1) Primarily reinsurance, cash pooling and brokerage eliminations

31.1 Consolidated* 2002 profit and loss statement – non-life insurance

a) Consolidated 2002 profit and loss statement – non-life insurance

in millions of euros

	Health insurance		Other property / casualty		Credit insurance	Assistance	Total non-life insurance 2002
	France	Outside France	France	Outside France			
1. Premiums earned before reinsurance	**1,105**	**327**	**3,884**	**2,607**	**1,231**	**375**	**9 529**
claims and claim-related expenses before reinsurance	(958)	(213)	(3,019)	(1,720)	(895)	(230)	(7,035)
- provision for claims before reinsurance	46	(51)	(239)	(89)	136	(5)	(202)
2. Total claims expense before reinsurance	**(912)**	**(264)**	**(3,258)**	**(1,809)**	**(759)**	**(235)**	**(7,237)**
3. Other underwriting provisions before reinsurance**	**(5)**	**(1)**	**(5)**	**-**	**(2)**	**-**	**(13)**
4. Change in equalisation provision	**(2)**	**-**	**(2)**	**(1)**	**7**	**-**	**2**
5. Underwriting balance (1+2+3+4)	**186**	**62**	**619**	**797**	**477**	**140**	**2 281**
new business acquisition costs	(171)	(49)	(489)	(489)	(220)	(175)	(1,593)
- administrative costs	(67)	(20)	(268)	(162)	(134)	(85)	(736)
6. Policy acquisition and administrative costs	**(238)**	**(69)**	**(757)**	**(651)**	**(354)**	**(260)**	**(2,329)**
7. Other underwriting income	**20**	**-**	**32**	**6**	**198**	**96**	**352**
8. Other underwriting expenses	**(57)**	**-**	**(198)**	**(27)**	**(200)**	**38**	**(444)**
Allocated investment income	95	23	292	152	57	-	619
Intersectoral transfer of financial income from underwriting operations	-	-	3	(27)	(5)	-	(29)
9. Allocated investment income	**95**	**23**	**295**	**125**	**52**	**-**	**590**
10. Policyholders profit-sharing	**(12)**	**(1)**	**30**	**(2)**	**(36)**	**(3)**	**(24)**
11. Financial balance (9+10)	**83**	**22**	**325**	**123**	**16**	**(3)**	**566**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**(6)**	**15**	**21**	**248**	**137**	**11**	**426**
13. Premiums earned ceded to reinsurers	**(73)**	**(30)**	**(742)**	**(538)**	**(497)**	**(16)**	**(1,896)**
- claims and claim-related expenses ceded to reinsurers	66	17	418	304	415	9	1,229
provision for claims ceded to reinsurers	6	3	158	(17)	(90)	1	61
14. Total claims expense ceded to reinsurers	**72**	**20**	**576**	**287**	**325**	**10**	**1,290**
15. Other underwriting provisions ceded to reinsurers	**(1)**	**-**	**-**	**-**	**-**	**-**	**(1)**
16. Profit-sharing ceded to reinsurers	**1**	**-**	**1**	**-**	**14**	**-**	**16**
17. Commissions received from reinsurers	**11**	**9**	**69**	**79**	**152**	**3**	**323**
18. REINSURANCE BALANCE (13+14+15+16+17)	**10**	**(1)**	**(96)**	**(172)**	**(6)**	**(3)**	**(268)**
Intersectoral reinsurance transfers	-	-	(13)	(1)	-	9	(5)
NON-LIFE UNDERWRITING RESULTS	**4**	**14**	**(88)**	**75**	**131**	**17**	**153**
Employee profit-sharing	-	-	(2)	-	(5)	(1)	(8)
Net investment income excl. allocation to underwriting result	27	12	76	1	34	-	150
Elimination of intersectoral transactions	-	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	-	-	3	2	(2)	-	3
RESTATED OPERATING INCOME	**31**	**26**	**(11)**	**78**	**158**	**16**	**298**
Other non-underwriting income (net)	(11)	-	(3)	(3)	(17)	(3)	(37)
Share in earnings of equity-accounted companies	-	-	19	-	2	-	21
Minority interests	-	-	(2)	(3)	(45)	-	(50)
NET INCOME BEFORE GOODWILL AMORTISATION*	**20**	**26**	**3**	**72**	**98**	**13**	**232**
Goodwill amortisation	-	-	(15)	(44)	(17)	(3)	(79)
NET INCOME AFTER GOODWILL AMORTISATION*	**20**	**26**	**(12)**	**28**	**81**	**10**	**153**

* Excluding tax and exceptionals

** At 31 December 2002, the change in the provision for unrealised capital loss exposures was -9 million euros

b) Consolidated 2001 proforma profit and loss statement – non-life insurance

	Health insurance		Other property / casualty		Credit insurance	Assistance	Total non-life insurance 2001
	France	Outside France	France	Outside France			
- premiums	1,006	383	4 431	2,777	992	355	**9,944**
- premiums written not yet earned (net)	(1)	(5)	(3)	(112)	(6)	(18)	**(145)**
1. Premiums earned before reinsurance	**1,005**	**378**	**4 428**	**2 665**	**986**	**337**	**9 799**
- claims and claim-related expenses before reinsurance	(860)	(248)	(3,612)	(1,953)	(564)	(207)	**(7,444)**
- provision for claims before reinsurance	82	(30)	(587)	(48)	(123)	(17)	**(723)**
2. Total claims expense before reinsurance	**(778)**	**(278)**	**(4 199)**	**(2 001)**	**(687)**	**(224)**	**(8,167)**
3. Other underwriting provisions before reinsurance	**(5)**	**(7)**	**27**	**3**	**2**	**(2)**	**18**
4. Change in equalisation provision	**6**	**(1)**	**(6)**	**6**	**27**		**32**
5. Underwriting balance (1+2+3+4)	**228**	**92**	**250**	**673**	**328**	**111**	**1 682**
- new business acquisition costs	(143)	(56)	(560)	(536)	(195)	(158)	**(1,648)**
- administrative costs	(78)	(38)	(325)	(226)	(220)	(74)	**(961)**
6. Policy acquisition and administrative costs	**(221)**	**(94)**	**(885)**	**(762)**	**(415)**	**(232)**	**(2,609)**
7. Other underwriting income	**20**	**-**	**61**	**3**	**160**	**90**	**334**
8. Other underwriting expenses	**(54)**	**(2)**	**(227)**	**(26)**	**(30)**	**29**	**(310)**
Allocated investment income	122	17	476	221	70	-	**906**
Intersectoral transfer of financial income from underwriting operations	-	-	37	(36)	-	-	**1**
9. Allocated investment income	**122**	**17**	**513**	**185**	**70**		**907**
10. Policyholders profit-sharing	**(51)**	**(2)**	**(6)**	**(3)**	**(26)**	**(4)**	**(92)**
11. Financial balance (9+10)	**71**	**15**	**507**	**182**	**44**	**(4)**	**815**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**44**	**11**	**(294)**	**70**	**87**	**(6)**	**(88)**
13. Premiums earned ceded to reinsurers	**(76)**	**(35)**	**(1,206)**	**(537)**	**(283)**	**(13)**	**(2,150)**
claims and claim-related expenses ceded to reinsurers	60	17	1 087	389	165	8	**1,726**
- provision for claims ceded to reinsurers	(9)	(13)	357	30	23	1	**389**
14. Total claims expense ceded to reinsurers	**51**	**4**	**1 444**	**419**	**188**	**9**	**2,115**
15. Other underwriting provisions ceded to reinsurers	**4**	**-**	**1**	**(1)**	**(1)**	**2**	**5**
16. Profit-sharing ceded to reinsurers	**6**	**-**	**(18)**	**-**	**5**	**1**	**(6)**
17. Commissions received from reinsurers	**15**	**10**	**105**	**90**	**93**	**-**	**313**
18. REINSURANCE BALANCE (13+14+15+16+17)	**-**	**(21)**	**326**	**(29)**	**2**	**(1)**	**277**
Intersectoral reinsurance transfers	-	-	1	(11)	-	10	
NON-LIFE UNDERWRITING RESULTS	**44**	**(10)**	**33**	**30**	**89**	**3**	**189**
Employee profit-sharing	(2)	-	(6)	-	(8)	(1)	**(17)**
Net investment income excl. allocation to underwriting result	16	5	186	55	33	4	**299**
Elimination of intersectoral transactions	-	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	**58**	**(5)**	**213**	**85**	**114**	**6**	**471**
Other non-underwriting income (net)	(4)	(5)	11	(4)	1	(1)	**(2)**
Share in earnings of equity-accounted companies	-	-	17	1	-	-	**18**
Minority interests	-	-	-	(3)	(46)	-	**(49)**
NET INCOME BEFORE GOODWILL AMORTISATION	**54**	**(10)**	**241**	**79**	**69**	**5**	**438**
Goodwill amortisation	-	-	(17)	(43)	(8)	(3)	**(71)**
NET INCOME AFTER GOODWILL AMORTISATION	**54**	**(10)**	**224**	**36**	**61**	**2**	**367**

31.1.1 Consolidated* 2002 profit and loss statement – health insurance outside France by country

a) Consolidated 2002 profit and loss statement – health insurance outside France

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Health outside France
1. Premiums earned before reinsurance	41	110	22	106	48	327
- claims and claim related expenses before reinsurance	(39)	(59)	(12)	(79)	(24)	(213)
- provision for claims before reinsurance	(1)	(41)	1	-	(10)	(51)
2. Total claims expense before reinsurance	(40)	(100)	(11)	(79)	(34)	(264)
3. Other underwriting provisions before reinsurance	-	1	-	(2)	-	(1)
4. Change in equalisation provision	-	-	-	-	-	-
5. Underwriting balance (1+2+3+4)	1	11	11	25	14	62
- new business acquisition costs	(5)	(13)	(5)	(17)	(9)	(49)
- administrative costs	(5)	(4)	(1)	(9)	(1)	(20)
6. Policy acquisition and administrative costs	(10)	(17)	(6)	(26)	(10)	(69)
7. Other underwriting income	-	-	-	-	-	-
8. Other underwriting expenses	-	-	-	-	-	-
Allocated investment income	7	6	1	7	2	23
Intersectoral transfer of financial income from underwriting operations	-	-	-	-	-	-
9. Allocated investment income	7	6	1	7	2	23
10. Policyholders profit-sharing	-	-	-	-	(1)	(1)
11. Financial balance (9+10)	7	6	1	7	1	22
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	(2)	-	6	6	5	15
13. Premiums earned ceded to reinsurers	(7)	(2)	(1)	(2)	(18)	(30)
- claims and claim-related expenses ceded to reinsurers	5	2	-	1	9	17
- provision for claims ceded to reinsurers	(1)	4	-	-	-	3
14. Total claims expense ceded to reinsurers	4	6	-	1	9	20
15. Other underwriting provisions ceded to reinsurers	-	-	-	-	-	-
16. Profit-sharing ceded to reinsurers	-	-	-	-	-	-
17. Commissions received from reinsurers	3	-	-	-	6	9
18. REINSURANCE BALANCE (13+14+15+16+17)	-	4	(1)	(1)	(3)	(1)
Intersectoral reinsurance transfers	-	-	-	-	-	-
NON-LIFE UNDERWRITING RESULTS	(2)	4	5	5	2	14
Employee profit-sharing	-	-	-	-	-	-
Net investment income excl. allocation to underwriting result	1	-	-	8	3	12
Elimination of intersectoral transactions	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	-	-	-	-	-	-
RESTATED OPERATING INCOME	(1)	4	5	13	5	26
Other non-underwriting income (net)	-	-	-	-	-	-
Share in earnings of equity-accounted companies	-	-	-	-	-	-
Minority interests	-	-	-	-	-	-
NET INCOME BEFORE GOODWILL AMORTISATION*	(1)	4	5	13	5	26
Goodwill amortisation	-	-	-	-	-	-
NET INCOME AFTER GOODWILL AMORTISATION*	(1)	4	5	13	5	26

* Excluding tax and exceptionals

b) Consolidated 2001 pro forma profit and loss statement – health insurance outside France by country

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Health outside France
- premiums	43	101	18	172	49	383
- premiums written not yet earned (net)	(1)	2	(1)	(3)	(2)	(5)
1. Premiums earned before reinsurance	**42**	**103**	**17**	**169**	**47**	**378**
- claims and claim-related expenses before reinsurance	(36)	(55)	(7)	(117)	(33)	(248)
- provision for claims before reinsurance	2	(33)	1	-	-	(30)
2. Total claims expense before reinsurance	**(34)**	**(88)**	**(6)**	**(117)**	**(33)**	**(278)**
3. Other underwriting provisions before reinsurance	**(2)**	**(2)**		**(3)**	**-**	**(7)**
4. Change in equalisation provision				**(1)**		**(1)**
5. Underwriting balance (1+2+3+4)	**6**	**13**	**11**	**48**	**14**	**92**
- new business acquisition costs	(7)	(13)	(3)	(29)	(4)	(56)
- administrative costs	(3)	(7)	-	(21)	(7)	(38)
6. Policy acquisition and administrative costs	**(10)**	**(20)**	**(3)**	**(50)**	**(11)**	**(94)**
7. Other underwriting income					**-**	**-**
8. Other underwriting expenses				**(1)**	**(1)**	**(2)**
Allocated investment income	6	5	1	4	1	17
Intersectoral transfer of financial income from underwriting operations	-	-	-	-	-	-
9. Allocated investment income	**6**	**5**	**1**	**4**	**1**	**17**
10. Policyholders profit-sharing					**(2)**	**(2)**
11. Financial balance (9+10)	**6**	**5**	**1**	**4**	**(1)**	**15**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**2**	**(2)**	**9**	**1**	**1**	**11**
13. Premiums earned ceded to reinsurers	**(6)**	**(3)**	**(3)**	**(8)**	**(15)**	**(35)**
- claims and claim-related expenses ceded to reinsurers	4	2	-	5	6	17
- provision for claims ceded to reinsurers	(1)	-	-	(12)	-	(13)
14. Total claims expense ceded to reinsurers	**3**	**2**		**(7)**	**6**	**4**
15. Other underwriting provisions ceded to reinsurers	**-**			**-**		**-**
16. Profit-sharing ceded to reinsurers						**-**
17. Commissions received from reinsurers	**1**			**1**	**8**	**10**
18. REINSURANCE BALANCE (13+14+15+16+17)	**(2)**	**(1)**	**(3)**	**(14)**	**(1)**	**(21)**
Intersectoral reinsurance transfers	-	-	-	-	-	-
NON-LIFE UNDERWRITING RESULTS	**-**	**(3)**	**6**	**(13)**	**-**	**(10)**
Employee profit-sharing	-	-	-	-	-	-
Net investment income excl. allocation to underwriting result	1	1	-	3	-	5
Elimination of intersectoral transactions	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	-	-	-	-	-	-
RESTATED OPERATING INCOME	**1**	**(2)**	**6**	**(10)**	**-**	**(5)**
Other non underwriting income (net)	-	(3)	-	-	(2)	(5)
Share in earnings of equity-accounted companies	-	-	-	-	-	-
Minority interests	-	-	-	-	-	-
NET INCOME BEFORE GOODWILL AMORTISATION	**1**	**(5)**	**6**	**(10)**	**(2)**	**(10)**
Goodwill amortisation	-	-	-	-	-	-
NET INCOME AFTER GOODWILL AMORTISATION	**1**	**(5)**	**6**	**(10)**	**(2)**	**(10)**

31.1.2 Consolidated* profit and loss statement from non life activity outside France by country for fiscal year 2002

a) Consolidated 2002 profit and loss statement – other property & casualty outside France by country

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	**323**	**892**	**682**	**513**	**197**	**2,607**
- claims and claim-related expenses before reinsurance	(255)	(519)	(460)	(261)	(225)	(1,720)
- provision for claims before reinsurance	16	(90)	(49)	(70)	104	(89)
2. Total claims expense before reinsurance	**(239)**	**(609)**	**(509)**	**(331)**	**(121)**	**(1,809)**
3. Other underwriting provisions before reinsurance	**4**	**(1)**	**1**	**2**	**(6)**	**-**
4. Change in equalisation provision	**-**	**-**	**-**	**(1)**	**-**	**(1)**
5. Underwriting balance (1+2+3+4)	**88**	**282**	**174**	**183**	**70**	**797**
- new business acquisition costs	(81)	(164)	(126)	(91)	(27)	(489)
- administrative costs	(25)	(36)	(15)	(54)	(32)	(162)
6. Policy acquisition and administrative costs	**(106)**	**(200)**	**(141)**	**(145)**	**(59)**	**(651)**
7. Other underwriting income	**3**	**-**	**2**	**-**	**1**	**6**
8. Other underwriting expenses	**(1)**	**-**	**(6)**	**(7)**	**(13)**	**(27)**
Allocated investment income	22	39	38	30	23	152
Intersectoral transfer of financial income from underwriting operations	(10)	(13)	-	(2)	(2)	(27)
9. Allocated investment income	**12**	**26**	**38**	**28**	**21**	**125**
10. Policyholders profit-sharing	**-**	**-**	**(2)**	**-**	**-**	**(2)**
11. Financial balance (9+10)	**12**	**26**	**36**	**28**	**21**	**123**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**(4)**	**108**	**65**	**59**	**20**	**248**
13. Premiums earned ceded to reinsurers	**(58)**	**(148)**	**(103)**	**(204)**	**(25)**	**(538)**
- claims and claim-related expenses ceded to reinsurers	33	55	62	79	75	304
- provision for claims ceded to reinsurers	(13)	(8)	(3)	48	(41)	(17)
14. Total claims expense ceded to reinsurers	**20**	**47**	**59**	**127**	**34**	**287**
15. Other underwriting provisions ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
16. Profit-sharing ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
17. Commissions received from reinsurers	**9**	**20**	**23**	**29**	**(2)**	**79**
18. REINSURANCE BALANCE (13+14+15+16+17)	**(29)**	**(81)**	**(21)**	**(48)**	**7**	**(172)**
Intersectoral reinsurance transfers	-	1	(3)	2	(1)	(1)
NON-LIFE UNDERWRITING RESULTS	**(33)**	**28**	**41**	**13**	**26**	**75**
Employee profit-sharing	-	-	-	-	-	
Net investment income excl. allocation to underwriting result	(11)	(17)	(12)	25	16	1
Elimination of intersectoral transactions	-	-	-	-	-	-
Intersectoral transfers (non-underwriting)	2	1	-	(1)	-	2
RESTATED OPERATING INCOME	**(42)**	**12**	**29**	**37**	**42**	**78**
Other non-underwriting income (net)	-	(4)	(1)	2	-	(3)
Share in earnings of equity-accounted companies	-	-	-	-	-	-
Minority interests	2	-	(1)	(2)	(2)	(3)
NET INCOME BEFORE GOODWILL AMORTISATION*	**(40)**	**8**	**27**	**37**	**40**	**72**
Goodwill amortisation	(5)	(25)	(8)	(5)	(1)	(44)
NET INCOME AFTER GOODWILL AMORTISATION*	**(45)**	**(17)**	**19**	**32**	**39**	**28**

* Excluding tax and exceptionals

** At 31 December 2002, the change in the provision for unrealised capital loss exposures was ~85 million euros.

b) Consolidated proforma profit and loss statement from other non life activity outside France by country for fiscal year 2001

in millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Other P&C outside France
1. Premiums earned before reinsurance	**355**	**750**	**594**	**777**	**189**	**2665**
claims and claim-related expenses before reinsurance	(280)	(501)	(440)	(486)	(246)	**(1953)**
- provision for claims before reinsurance	(18)	(76)	(3)	(96)	145	**(48)**
2. Total claims expense before reinsurance	**(298)**	**(577)**	**(443)**	**(582)**	**(101)**	**(2001)**
3. Other underwriting provisions before reinsurance	**(11)**	**-**	**1**	**10**	**3**	**3**
4. Change in equalisation provision	**-**	**-**	**-**	**(1)**	**7**	**6**
5. Underwriting balance (1+2+3+4)	**46**	**173**	**152**	**204**	**98**	**673**
- new business acquisition costs	(89)	(134)	(110)	(178)	(25)	**(536)**
- administrative costs	(31)	(56)	(17)	(92)	(30)	**(226)**
6. Policy acquisition and administrative costs	**(120)**	**(190)**	**(127)**	**(270)**	**(55)**	**(762)**
7. Other underwriting income	**-**	**-**	**-**	**-**	**3**	**3**
8. Other underwriting expenses	**(1)**	**-**	**(7)**	**(8)**	**(10)**	**(26)**
Allocated investment income	48	57	48	12	56	**221**
Intersectoral transfer of financial income from underwriting operations	(7)	(20)	-	(9)	-	**(36)**
9. Allocated investment income	**41**	**37**	**48**	**3**	**56**	**185**
10. Policyholders profit-sharing	**-**	**-**	**(3)**	**-**	**-**	**(3)**
11. Financial balance (9+10)	**41**	**37**	**45**	**3**	**56**	**182**
12. UNDERWRITING RESULTS BEFORE REINSURANCE (5+6+7+8+11)	**(34)**	**20**	**63**	**(71)**	**92**	**70**
13. Premiums earned ceded to reinsurers	**(52)**	**(105)**	**(93)**	**(265)**	**(22)**	**(537)**
claims and claim-related expenses ceded to reinsurers	30	69	64	175	51	**389**
- provision for claims ceded to reinsurers	19	6	(13)	92	(74)	**30**
14. Total claims expense ceded to reinsurers	**49**	**75**	**51**	**267**	**(23)**	**419**
15. Other underwriting provisions ceded to reinsurers	**-**	**-**	**1**	**-**	**(2)**	**(1)**
16. Profit-sharing ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
17. Commissions received from reinsurers	**6**	**15**	**21**	**42**	**6**	**90**
18. REINSURANCE BALANCE (13+14+15+16+17)	**3**	**(15)**	**(20)**	**44**	**(41)**	**(29)**
Intersectoral reinsurance transfers	5	2	-	(1)	(17)	**(11)**
NON-LIFE UNDERWRITING RESULTS	**(26)**	**7**	**43**	**(28)**	**34**	**30**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	5	-	(2)	38	14	**55**
Elimination of intersectoral transactions	-	-	-	-	-	**-**
Intersectoral transfers (non-underwriting)	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	**(21)**	**7**	**41**	**10**	**48**	**85**
Other non-underwriting income (net)	-	(4)	2	(4)	2	**(4)**
Share in earnings of equity-accounted companies	-	-	-	-	1	**1**
Minority interests	1	-	(1)	(1)	(2)	**(3)**
NET INCOME BEFORE GOODWILL AMORTISATION	**(20)**	**3**	**42**	**5**	**49**	**79**
Goodwill amortisation	(5)	(25)	(7)	(6)	-	**(43)**
NET INCOME AFTER GOODWILL AMORTISATION	**(25)**	**(22)**	**(35)**	**(1)**	**49**	**36**

31.2 Consolidated* profit and loss statement – life insurance

31.2.1 Consolidated* profit and loss statement – life insurance in and outside France

a) Consolidated profit and loss statement from life insurance for fiscal year 2002

	Life in France	Life outside France	Life total
1. Premiums before reinsurance	**4 008**	**1,484**	**5 492**
- claims and claim-related expenses before reinsurance	(3,402)	(963)	(4,365)
- provision for claims before reinsurance	(15)	(6)	(21)
2. Claims expenses before reinsurance	**(3,417)**	**(969)**	**(4,386)**
- life insurance provisions before reinsurance	133	(267)	(134)
- unit-linked provisions before reinsurance	712	205	917
other underwriting provisions**	(104)	6	(98)
3. Life and other underwriting provisions before reinsurance	**741**	**(56)**	**685**
- unit-linked adjustments (capital loss) before reinsurance	(1,114)	(288)	(1,402)
- unit-linked adjustment (capital gain) before reinsurance	268	11	279
4. Unit-linked adjustments before reinsurance	**(846)**	**(277)**	**(1,123)**
5. Underwriting balance (1+2+3+4)	**486**	**182**	**668**
- new business acquisition costs	(456)	(155)	(611)
- administrative costs	(145)	(76)	(221)
6. Policy acquisition and administrative costs	**(601)**	**(231)**	**(832)**
- other underwriting expenses	(97)	(36)	(133)
- other underwriting income	31	30	61
7. Other underwriting income / expense	**(66)**	**(6)**	**(72)**
8. Net acquisition and management costs (6+7)	**(667)**	**(237)**	**(904)**
Allocated investment income	1,323	351	1,674
Intersectoral transfer of financial income from underwriting operations	64	16	80
9. Allocated investment income	**1,387**	**367**	**1,754**
10. Policyholders profit-sharing	**(1,068)**	**(340)**	**(1,408)**
11. Financial balance before reinsurance (9+10)	**319**	**27**	**346**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**138**	**(28)**	**110**
13. Premiums earned ceded to reinsurers	**(49)**	**(31)**	**(80)**
- claims and claim-related expenses ceded to reinsurers	60	15	75
- provision for claims ceded to reinsurers	2	-	2
14. Total claims expense ceded to reinsurers	**62**	**15**	**77**
- life insurance provisions ceded	(39)	3	(36)
- unit-linked provisions ceded	(2)	-	(2)
other underwriting provisions ceded	-	-	-
15. Life and other underwriting provisions ceded to reinsurers	**(41)**	**3**	**(38)**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	-
16. Unit-linked adjustments ceded to reinsurers			**-**
17. Profit-sharing ceded to reinsurers	**16**	**-**	**16**
18. Life commissions received from reinsurers	**8**	**5**	**13**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**(4)**	**(8)**	**(12)**
Intersectoral reinsurance transfers	9	(4)	5
20. LIFE UNDERWRITING RESULTS (12+19)	**143**	**(40)**	**103**
Employee profit-sharing	(1)	-	(1)
Net investment income excl. allocation to underwriting result	17	57	74
Intersectoral eliminations	-	-	-
Non-technical intersectoral transfers	4	-	4
RESTATED OPERATING INCOME	**163**	**17**	**180**
Other non-underwriting income (net)	(9)	(21)	(30)
Share in earnings of equity-accounted companies	53	(1)	52
Minority interests	-	(4)	(4)
NET INCOME BEFORE GOODWILL AMORTISATION*	**207**	**(9)**	**198**
Goodwill amortisation	(17)	(17)	(34)
NET INCOME AFTER GOODWILL AMORTISATION*	**190**	**(26)**	**164**

* Excluding tax and exceptionals

** At 31 December 2002, the change in the provision for unrealised capital loss exposures was -85 million euros.

b) Consolidated 2001 proforma profit and loss statement – life insurance

in millions of euros

	Life in France	Life outside France	Life - Total
1. Premiums before reinsurance	**4,622**	**1,808**	**6 430**
- claims and claim-related expenses before reinsurance	(3,411)	(942)	(4,353)
- provision for claims before reinsurance	(90)	(9)	(99)
2. Claims expenses before reinsurance	**(3,501)**	**(951)**	**(4,452)**
- life insurance provisions before reinsurance	107	(304)	(197)
- unit-linked provisions before reinsurance	(51)	(229)	(280)
- other underwriting provisions	(7)	(2)	(9)
3. Life and other underwriting provisions before reinsurance	**49**	**(535)**	**(486)**
- unit-linked adjustments (capital loss) before reinsurance	(979)	235	(744)
- unit-linked adjustment (capital gain) before reinsurance	270	(237)	33
4. Unit-linked adjustments before reinsurance	**(709)**	**(2)**	**(711)**
5. Underwriting balance (1+2+3+4)	**461**	**320**	**781**
- new business acquisition costs	(472)	(175)	(647)
- administrative costs	(112)	(65)	(177)
6. Policy acquisition and administrative costs	**(584)**	**(240)**	**(824)**
- other underwriting expenses	234	(329)	(95)
- other underwriting income	(241)	300	59
7. Other underwriting income / expense	**(7)**	**(29)**	**(36)**
8. Net acquisition and management costs (6+7)	**(591)**	**(269)**	**(860)**
Allocated investment income	2 194	363	2 557
Intersectoral transfer of financial income from underwriting operations	73	40	113
9. Allocated investment income	**2 267**	**403**	**2 670**
10. Policyholders profit-sharing	**(1,852)**	**(406)**	**(2,258)**
11. Financial balance before reinsurance (9+10)	**415**	**(3)**	**412**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**285**	**48**	**333**
13. Premiums earned ceded to reinsurers	**(48)**	**(37)**	**(85)**
- claims and claim-related expenses ceded to reinsurers	99	20	119
- provision for claims ceded to reinsurers	(2)	(1)	(3)
14. Total claims expense ceded to reinsurers	**97**	**19**	**116**
- life insurance provisions ceded	51	(1)	50
- unit-linked provisions ceded	(52)	-	(52)
- other underwriting provisions ceded	1	-	1
15. Life and other underwriting provisions ceded to reinsurers	**-**	**(1)**	**(1)**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-
- unit-linked adjustment (capital gain) ceded to reinsurers	(7)	-	(7)
16. Unit-linked adjustments ceded to reinsurers	**(7)**	**-**	**(7)**
17. Profit-sharing ceded to reinsurers	**18**	**-**	**18**
18. Life commissions received from reinsurers	**13**	**5**	**18**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**73**	**(14)**	**59**
Intersectoral reinsurance transfers	1	(1)	-
20. LIFE UNDERWRITING RESULTS (12+19)	**359**	**33**	**392**
Employee profit-sharing	(6)	-	(6)
Net investment income excl. allocation to underwriting result	51	45	96
Intersectoral eliminations	-	-	-
Non-technical intersectoral transfers	(5)	-	(5)
RESTATED OPERATING INCOME	**399**	**78**	**477**
Other non-underwriting income (net)	9	(16)	(7)
Share in earnings of equity accounted companies	52	-	52
Minority interests	-	(6)	(6)
NET INCOME BEFORE GOODWILL AMORTISATION	**460**	**56**	**516**
Goodwill amortisation	(17)	(17)	(34)
NET INCOME AFTER GOODWILL AMORTISATION	**443**	**39**	**482**

31.2.2 Consolidated* 2002 profit and loss statement – life insurance outside France, by country

a) Consolidated 2002 profit and loss statement – life insurance outside France by country

In millions of euros

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	**453**	**496**	**275**	**161**	**99**	**1,484**
- claims and claim-related expenses before reinsurance	(431)	(199)	(188)	(96)	(49)	**(963)**
- provision for claims before reinsurance	(4)	-	(2)	(1)	1	**(6)**
2. Claims expenses before reinsurance	**(435)**	**(199)**	**(190)**	**(97)**	**(48)**	**(969)**
life insurance provisions before reinsurance	82	(126)	(153)	(45)	(25)	**(267)**
- unit-linked provisions before reinsurance	25	178	25	(26)	3	**205**
- other underwriting provisions	-	-	3	2	1	**6**
3. Life and other underwriting provisions before reinsurance	**107**	**52**	**(125)**	**(69)**	**(21)**	**(56)**
unit-linked adjustments (capital loss) before reinsurance	(56)	(212)	(17)	-	(3)	**(288)**
- unit-linked adjustment (capital gain) before reinsurance	-	5	2	3	1	**11**
4. Unit-linked adjustments before reinsurance	**(56)**	**(207)**	**(15)**	**3**	**(2)**	**(277)**
5. Underwriting balance (1+2+3+4)	**69**	**142**	**(55)**	**(2)**	**28**	**182**
- new business acquisition costs	(41)	(73)	(16)	(14)	(11)	**(155)**
- administrative costs	(31)	(15)	(3)	(21)	(6)	**(76)**
6. Policy acquisition and administrative costs	**(72)**	***(88)***	***(19)***	**(35)**	**(17)**	**(231)**
- other underwriting expenses	(1)	(2)	(1)	(1)	(31)	**(36)**
- other underwriting income	1	17	-	-	12	**30**
7. Other underwriting income / expense	**-**	**15**	**(1)**	**(1)**	**(19)**	**(6)**
8. Net acquisition and management costs (6+7)	**(72)**	**(73)**	**(20)**	**(36)**	**(36)**	**(237)**
Allocated investment income	163	48	115	10	15	**351**
Intersectoral transfer of financial income from underwriting operations	1	5	-	-	10	**16**
9. Allocated investment income	**164**	**53**	**115**	**10**	**25**	**367**
10. Policyholders profit-sharing	**(209)**	**(83)**	**(15)**	**(18)**	**(15)**	**(340)**
11. Financial balance before reinsurance (9+10)	**(45)**	**(30)**	**100**	**(8)**	**10**	**27**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**(48)**	**39**	**25**	**(46)**	**2**	**(28)**
13. Premiums earned ceded to reinsurers	**(1)**	**(17)**	**(5)**	**(8)**	**-**	**(31)**
- claims and claim-related expenses ceded to reinsurers	1	6	3	4	1	**15**
- provision for claims ceded to reinsurers	-	-	-	1	(1)	**-**
14. Total claims expense ceded to reinsurers	**1**	**6**	**3**	**5**	**-**	**15**
- life insurance provisions ceded	-	-	-	-	3	**3**
- unit-linked provisions ceded	-	-	-	-	-	**-**
- other underwriting provisions ceded	-	-	-	-	-	**-**
15. Life and other underwriting provisions ceded to reinsurers	**-**	**-**	**-**	**-**	**3**	**3**
unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-	-	-	**-**
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	-	-	-	**-**
16. Unit-linked adjustments ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
17. Profit-sharing ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
18. Life commissions received from reinsurers	**-**	**2**	**1**	**2**	**-**	**5**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**-**	**(9)**	**(1)**	**(1)**	**3**	**(8)**
Intersectoral reinsurance transfers	-	-	-	-	(4)	**(4)**
20. LIFE UNDERWRITING RESULTS (12+19)	**(48)**	**30**	**24**	**(47)**	**1**	**(40)**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	9	(1)	1	48	-	**57**
Intersectoral eliminations	-	-	-	-	-	**-**
Non-technical intersectoral transfers	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	**(39)**	**29**	**25**	**1**	**1**	**17**
Other non-underwriting income (net)	-	(22)	-	1	-	**(21)**
Share in earnings of equity-accounted companies	-	-	-	-	(1)	**(1)**
Minority interests	2	-	(5)	-	(1)	**(4)**
NET INCOME BEFORE GOODWILL AMORTISATION*	**(37)**	**7**	**20**	**2**	**(1)**	**(9)**
Goodwill amortisation	(5)	(1)	(8)	(3)	-	**(17)**
NET INCOME AFTER GOODWILL AMORTISATION*	**(42)**	**6**	**12**	**(1)**	**(1)**	**(26)**

* Excluding tax and exceptionals

b) Consolidated 2001 pro forma profit and loss statement – life insurance outside France by country

	Belgium	Netherlands	Spain	South America	Overseas and other countries	Life outside France
1. Premiums before reinsurance	**451**	**477**	**467**	**284**	**129**	**1,808**
- claims and claim-related expenses before reinsurance	(381)	(187)	(186)	(129)	(59)	**(942)**
- provision for claims before reinsurance	(6)	-	(8)	6	(1)	**(9)**
2. Claims expenses before reinsurance	**(387)**	**(187)**	**(194)**	**(123)**	**(60)**	**(951)**
- life insurance provisions before reinsurance	61	(41)	(217)	(90)	(17)	**(304)**
- unit-linked provisions before reinsurance	(53)	(96)	(26)	(45)	(9)	**(229)**
- other underwriting provisions	-	-	-	(2)	-	**(2)**
3. Life and other underwriting provisions before reinsurance	**8**	**(137)**	**(243)**	**(137)**	**(26)**	**(535)**
- unit-linked adjustments (capital loss) before reinsurance	33	207	9	(11	(3)	**235**
- unit-linked adjustment (capital gain) before reinsurance	(32)	(207)	(9)	11	-	**(237)**
4. Unit-linked adjustments before reinsurance	**1**	**-**	**-**	**-**	**(3)**	**(2)**
5. Underwriting balance (1+2+3+4)	**73**	**153**	**30**	**24**	**40**	**320**
- new business acquisition costs	(46)	(60)	(15)	(40)	(14)	**(175)**
- administrative costs	(21)	(14)	(4)	(21)	(5)	**(65)**
6. Policy acquisition and administrative costs	**(67)**	**(74)**	**(19)**	**(61)**	**(19,**	**(240)**
- other underwriting expenses	(1)	(2)	-	-	(326)	**(329)**
- other underwriting income	2	12	-	-	286	**300**
7. Other underwriting income / expense	**1**	**10**	**-**	**-**	**(40)**	**(29)**
8. Net acquisition and management costs (6+7)	**(66)**	**(64)**	**(19)**	**(61)**	**(59)**	**(269)**
Allocated investment income	191	39	89	22	22	**363**
Intersectoral transfer of financel income from underwriting operations	1	4	-	-	35	**40**
9. Allocated investment income	**192**	**43**	**89**	**22**	**57**	**403**
10. Policyholders profit-sharing	**(204)**	**(87)**	**(83)**	**(16)**	**(16)**	**(406)**
11. Financial balance before reinsurance (9+10)	**(12**	**(44**	**6**	**6**	**41**	**(3)**
12. LIFE UNDERWRITING INCOME BEFORE REINSURANCE (5+8+11)	**(5)**	**45**	**17**	**(31)**	**22**	**48**
13. Premiums earned ceded to reinsurers	**(1)**	**(16)**	**(3)**	**(14)**	**(3)**	**(37)**
- claims and claim-related expenses ceded to reinsurers	1	6	3	8	2	**20**
- provision for claims ceded to reinsurers	-	-	-	(2)	1	**(1)**
14. Total claims expense ceded to reinsurers	**1**	**6**	**3**	**6**	**3**	**19**
- *life insurance provisions ceded*	-	-	-	-	(1)	**(1)**
- unit-linked provisions ceded	-	-	-	-	-	**-**
- other underwriting provisions ceded	-	-	-	-	-	**-**
15. Life and other underwriting provisions ceded to reinsurers	**-**	**-**	**-**	**-**	**(1)**	**(1)**
- unit-linked adjustments (capital loss) ceded to reinsurers	-	-	-	-	-	**-**
- unit-linked adjustment (capital gain) ceded to reinsurers	-	-	-	-	-	**-**
16. Unit-linked adjustments ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
17. Profit-sharing ceded to reinsurers	**-**	**-**	**-**	**-**	**-**	**-**
18. Life commissions received from reinsurers	**-**	**1**	**-**	**3**	**1**	**5**
19. REINSURANCE BALANCE, LIFE INSURANCE (13+14+15+16+17+18)	**-**	**(9)**	**-**	**(5)**	**-**	**(14)**
Intersectoral reinsurance transfers	-	-	-	-	(1)	**(1)**
20. LIFE UNDERWRITING RESULTS (12+19)	**(5)**	**36**	**17**	**(36)**	**21**	**33**
Employee profit-sharing	-	-	-	-	-	**-**
Net investment income excl. allocation to underwriting result	19	7	3	30	(14)	**45**
Intersectoral eliminations	-	-	-	-	-	**-**
Non-technical intersectoral transfers	-	-	-	-	-	**-**
RESTATED OPERATING INCOME	**14**	**43**	**20**	**(6)**	**7**	**78**
Other non underwriting income (net)	(2)	(16)	(2)	5	(1)	**(16)**
Share in earnings of equity-accounted companies	-	-	-	-	-	**-**
Minority interests	(3)	-	(3)	1	(1)	**(6)**
NET INCOME BEFORE GOODWILL AMORTISATION	**9**	**27**	**15**	**-**	**5**	**56**
Goodwill amortisation	(5)	(2)	(8)	(2)	-	**(17)**
NET INCOME AFTER GOODWILL AMORTISATION	**4**	**25**	**7**	**(2)**	**5**	**39**

31.3 Consolidated* profit and loss statement – banking activities

in millions of euros

	2002			2001 proforma	2000 proforma
	France	Outside France	Total	Total	Total
Gross banking income	1,559	91	1,650	1,812	1,719
Total gross banking income	**1,559**	**91**	**1,650**	**1,812**	**1,719**
Operating expenses	(1,305)	(80)	(1,385)	(1,528)	(1,395)
Administrative expenses	(226)	(11)	(237)	(211)	(241)
Total operating expenses	**(1,531)**	**(91)**	**(1,622)**	**(1,739)**	**(1,636)**
OPERATING INCOME	**28**	**-**	**28**	**73**	**83**
Intersectoral eliminations	-	-	-	-	-
Intersectoral transfers	10	-	10	(23)	(44)
RESTATED OPERATING INCOME	**38**	**-**	**38**	**50**	**39**
Other income (net)	-	-	-	-	-
Share in earnings of equity-accounted companies	11	-	11	16	63
Minority interests	(7)	-	(7)	(16)	(11)
NET INCOME BEFORE GOODWILL AMORTISATION*	**42**	**-**	**42**	**50**	**91**
Goodwill amortisation	(22)	(1)	(23)	2	-
NET INCOME AFTER GOODWILL AMORTISATION*	**20**	**(1)**	**19**	**52**	**91**

*Excluding tax and exceptionals

31.4 Consolidated* profit and loss statement – other businesses

in millions of euros

	2002							2001 proforma	2000 proforma
	France			Outside France					
	Holding cos.	Misc.	Total	Holding cos.	Misc.	Total	Total in and outside France	Total in and outside France	Total in and outside France
Premium income	-	20	20	1	18	19	39	30	21
Other operating income	-	-	-	-	1	1	1	6	5
Purchases used internally	-	(1)	(1)	-	-	-	(1)	(1)	(1)
Personnel expenses (incl. employee profit-sharing)	(18)	(3)	(21)	(2)	(15)	(18)	(39)	(32)	(23)
Other operating expenses	(57)	(19)	(76)	(18)	(19)	(37)	(113)	(91)	(101)
Taxes	(2)	-	(2)	-	-	-	(2)	(3)	(2)
Depreciation, amortisation and provisions	-	(1)	(1)	-	(1)	(1)	(2)	(5)	(3)
Operating income	**(77)**	**(4)**	**(81)**	**(19)**	**(16)**	**(36)**	**(117)**	**(96)**	**(104)**
Financial income / expenses	259	25	284	(57)	12	(45)	239	212	165
Debt service	(104)	(29)	(133)	65	-	65	(68)	(75)	(47)
Financial income / expenses (net)	155	(4)	151	8	12	20	171	137	118
INCOME FROM CONTINUING ACTIVITIES	**78**	**(8)**	**70**	**(11)**	**(4)**	**(16)**	**54**	**41**	**14**
Intersectoral eliminations	(96)	13	(83)	(5)	20	15	(68)	(86)	(73)
RESTATED OPERATING INCOME	**(18)**	**5**	**(13)**	**(16)**	**16**	**(1)**	**(14)**	**(45)**	**(59)**
Other income (net)	-	-	-	-	-	-	-	-	-
Share in earnings of equity-accounted companies	1	-	1	-	4	4	5	6	6
Net income of consolidated companies	**(17)**	**5**	**(12)**	**(16)**	**20**	**3**	**(9)**	**(39)**	**(53)**
Minority interests	-	-	-	-	-	-	-	(1)	(1)
NET INCOME BEFORE GOODWILL AMORTISATION*	**(17)**	**5**	**(12)**	**(16)**	**20**	**3**	**(9)**	**(40)**	**(54)**
Goodwill amortisation	(1)	-	(1)	-	(1)	(1)	(2)	(2)	(3)
NET INCOME AFTER GOODWILL AMORTISATION*	**(18)**	**5**	**(13)**	**(16)**	**19**	**2**	**(11)**	**(42)**	**(57)**

*Excluding tax and exceptionals

32 – Summary of financial income net of expenses

32.1 Summary of financial income net of expenses for fiscal year 2002

in millions of euros

	Life Insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,285	698	2,983	114	3,097
Investment management fees	(170)	(54)	(224)	(21)	(245)
Income, net of losses, on liquidation of investments	335	323	658	143	801
Net provisions for asset write-downs	(695)	(181)	(876)	3	(873)
Net unit-linked adjustment (a)	(1,123)	-	(1,123)	-	(1,123)
Net financial income, excluding debt service	**632**	**786**	**1,418**	**239**	**1,657**
Debt service	(7)	(17)	(24)	(68)	(92)
TOTAL NET FINANCIAL INCOME	**625**	**769**	**1 394**	**171**	**1,565**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.2 Summary of net financial income of insurance companies for fiscal year 2002

in millions of euros

	Life - France	Life - outside France	Life - total	Non-life - France	Non-life - outside France	Health - France	Health - outside France	Credit insurance	Assistance	Non-life - total	Insurance - total
Investment income	1,888	479	2,367	241	238	146	31	101	10	767	3,134
Other investment income	13	25	38	8	87	-	4	11	1	111	149
Other investment expenses	(93)	(27)	(120)	(49)	(94)	-	(1)	(31)	(5)	(180)	(300)
NET INVESTMENT INCOME	**1,808**	**477**	**2,285**	**200**	**231**	**146**	**34**	**81**	**6**	**698**	**2,983**
INVESTMENT MANAGEMENT FEES	**(158)**	**(12)**	**(170)**	**(28)**	**(16)**	**-**	**(1)**	**(8)**	**(1)**	**(54)**	**(224)**
Gains on liquidation of investments	765	87	852	329	80	-	4	67	2	482	1,334
Losses on liquidation of investments	(477)	(40)	(517)	(66)	(59)	-	(1)	(31)	(2)	(159)	(676)
NET GAINS ON LIQUIDATION OF INVESTMENTS	**288**	**47**	**335**	**263**	**21**	**-**	**3**	**36**	**-**	**323**	**658**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**(592)**	**(103)**	**(695)**	**(88)**	**(80)**	**-**	**-**	**(7)**	**(6)**	**(181)**	**(876)**
Unit-linked adjustments (capital gains) (a)	268	11	279	-	-	-	-	-	-	-	279
Unit-linked adjustments (capital losses) (a)	(1,114)	(288)	(1,402)	-	-	-	-	-	-	-	(1,402)
NET UNIT-LINKED ADJUSTMENTS	**(846)**	**(277)**	**(1,123)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,123)**
Net financial income	**500**	**132**	**632**	**347**	**156**	**146**	**36**	**102**	**(1)**	**786**	**1,418**

(a) Gain or loss resulting from the change in the market value of unit-linked investments.

32.3 Summary of net financial income for fiscal year 2001 proforma

in millions of euros

	Life Insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,160	813	2 973	112	3,085
Investment management fees	(120)	(64)	(184)	(33)	(217)
Income, net of losses, on liquidation of investments	673	478	1,151	129	1,280
Net provisions for asset write-downs	(63)	(3)	(66)	4	(62)
Net unit-linked adjustment	(704)	-	(704)	-	(704)
Net financial income, excluding debt service	**1,946**	**1,224**	**3,170**	**212**	**3,382**
Debt service	(4)	(19)	(23)	(75)	(98)
Total net financial income	**1,942**	**1,205**	**3,147**	**137**	**3,284**

32.4 Summary of net financial income of insurance companies for fiscal year 2001 proforma

in millions of euros

	Life - France	Life - outside France	Life - total	Non-life - France	Non-life - outside France	Health - France	Health - outside France	Credit insurance	Assistance	Non-life - total	Insurance - total
Investment income	1,772	466	2,238	324	286	141	20	89	11	871	3,109
Other investment income	14	2	16	25	18	-	-	13	1	57	73
Other investment expenses	(86)	(8)	(94)	(73)	(19)	-	-	(20)	(3)	(115)	(209)
NET INVESTMENT INCOME	**1,700**	**460**	**2,160**	**276**	**285**	**141**	**20**	**82**	**9**	**813**	**2,973**
INVESTMENT MANAGEMENT FEES	***(82)***	***(38)***	***(120)***	***(39)***	***(19)***	-	-	***(5)***	***(1)***	***(64)***	***(184)***
Gains on liquidation of investments	970	178	1,148	535	71	-	-	63	2	671	1,819
Losses on liquidation of investments	(315)	(160)	(475)	(123)	(45)	-	-	(22)	(3)	(193)	(668)
NET GAINS ON LIQUIDATION OF INVESTMENTS	**655**	**18**	**673**	**412**	**26**	-	-	**41**	**(1)**	**478**	**1,151**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**(30)**	**(33)**	**(63)**	**19**	**(14)**	-	-	**(7)**	**(1)**	**(3)**	**(66)**
Unit-linked adjustments (capital gains)	*269*	*(237)*	*32*	-	-	-	-	-	-	-	32
Unit-linked adjustments (capital losses)	(972)	236	(736)	-	-	-	-	-	-	-	(736)
NET UNIT-LINKED ADJUSTMENTS	**(703)**	**(1)**	**(704)**	-	-	-	-	-	-	-	**(704)**
Net financial income	**1,540**	**406**	**1,946**	**668**	**278**	**141**	**20**	**111**	**6**	**1,224**	**3,170**

32.5 Summary of net financial income for fiscal year 2000 proforma

in millions of euros

	Life insurance	Non-life insurance	Total insurance	Other activities	Total
Net investment income	2,059	854	2,913	91	3,004
Investment management fees	*(94)*	*(42)*	*(136)*	*(7)*	*(143)*
Income, net of losses, on liquidation of investments	1,213	508	1,721	70	1,791
Net provisions for asset write-downs	25	(19)	6	11	17
Net unit-linked adjustment	(89)	-	(89)	-	(89)
Net financial income, excluding debt service	**3,114**	**1,301**	**4,415**	**165**	**4,580**
Debt service	-	-	-	-	(107)
Total net financial income, excluding reinsurance					**4,473**

32.6 Summary of net financial income of insurance companies for fiscal year 2000 proforma

in millions of euros

	Life - France	Life - outside France	Life - total	Non-life - France	Non-life - outside France	Health - France	Health - outside France	Credit insurance	Assistance	Non-life - total	Insurance - total
Investment income	1,721	397	2,118	310	283	181	20	90	7	891	3,009
Other investment income	4	4	8	13	6	-	-	5	5	29	37
Other investment expenses	(52)	(15)	(67)	(19)	(24)	-	-	(15)	(8)	(66)	(133)
NET INVESTMENT INCOME	**1,673**	**386**	**2,059**	**304**	**265**	**181**	**20**	**80**	**4**	**854**	**2,913**
INVESTMENT MANAGEMENT FEES	**(67)**	**(27)**	**(94)**	**(30)**	**(6)**	-	-	**(6)**	-	**(42)**	**(136)**
Gains on liquidation of investments	1,391	200	1,591	574	55	-	1	60	5	695	2,286
Losses on liquidation of investments	(350)	(28)	(378)	(163)	(7)	-	-	(15)	(2)	(187)	(565)
NET GAINS ON LIQUIDATION OF INVESTMENTS	**1,041**	**172**	**1,213**	**411**	**48**	-	**1**	**45**	**3**	**508**	**1,721**
NET PROVISIONS FOR ASSET WRITE-DOWNS	**44**	**(19)**	**25**	**(1)**	**(13)**	-	-	**(5)**	-	**(19)**	**6**
Unit-linked adjustments (capital gains)	178	(5)	173	-	-	-	-	-	-	-	173
Unit-linked adjustments (capital losses)	(267)	5	(262)	-	-	-	-	-	-	-	(262)
NET UNIT-LINKED ADJUSTMENTS	**(89)**	-	**(89)**	-	-	-	-	-	-	-	**(89)**
NET FINANCIAL INCOME	**2,602**	**512**	**3,114**	**684**	**294**	**181**	**21**	**114**	**7**	**1,301**	**4,415**



33 - Exceptional items

	2002	2001 proforma	2000 proforma
Early retirement plan in France	(10)	(94)	-
Write-back of litigation provision (tax and payroll)	39	33	-
Gecina dilution gain	27	-	-
Provisions on assets (Argentina)	-	(21)	-
Provisions for restructuring	-	-	(49)
Provision for risk on investments in Ahold Group	(15)	-	-
Divestment of subsidiaries and guarantees thereon			
AGF MAT	(88)	16	-
Protexia International	(3)	-	-
City General	-	(3)	-
Euler Hermes	-	-	141
Coface	-	-	65
AGF Nafta (Canada)	-	(7)	-
Other subsidiaries	(2)	9	-
Sub-total divestments	(93)	15	206
Miscellaneous	(20)	(6)	(12)
Total	(72)	(73)	145
Other items related to exceptional income:			
Taxes	21	45	(92)
Minority interests	-	(1)	(2)
Non-underwriting income	-	-	(23)
Goodwill amortisation	(7)	(17)	(53)
Global impact of exceptional items	(58)	(46)	(25)

Fiscal year 2002

The exceptional loss of 72 million euros did not include items directly related to exceptional operations that were classified as follows:

- tax income of 21 million euros for taxes in respect of the French early retirement plan in the amount of 3 million euros and the sale of AGF MAT for 18 million euros.
- goodwill amortisation for -7 million euros.

AGF learned of the situation at Ahold only recently and lacks the information necessary to make a valuation in accordance with the Group's accounting principles. Only a lump-sum provision for risk of 15 million euros, after tax, was booked against Ahold shares in the consolidated accounts. This provision was included in exceptional items.

The "Miscellaneous" line item includes, among other things, a provision for risks and losses related to the exercise by minority shareholders of a put option on shares of the Belgian subsidiary.

Fiscal year 2001 proforma

The exceptional loss of 73 million euros did not include items directly related to exceptional operations that were classified as follows:

- tax income of 45 million euros composed of taxes in respect of the French early retirement plan of 32 million euros, 14 million euros related to the sale of AGF MAT, 1 million euros related to the sale of City General and -2 million in tax expenses on the sale of Belgian subsidiaries,
- minority interests of -1 million euros
- goodwill amortisation of -17 million (-8 million for AGF MAT and -9 million for Argentina).

The provision for subsidiaries in Argentina corresponds to their net book value.

Fiscal year 2000 proforma

The exceptional income of 145 million euros did not include items directly related to exceptional operations that were classified as follows:

- tax expense of 92 million euros composed of taxes on divestments of -78 million euros and a tax adjustment of -14 million euros.
- minority interests of -2 million euros related to the capital gain on Coface,
- non-underwriting results of -23 million euros composed of an URSSAF adjustment of -18 million euros and a tax adjustment (non-corporate tax) of 5 million euros.
- goodwill amortisation in Colombia of 53 million euros.

34. Corporate taxes

in millions of euros

	2002	2001 proforma	2000 proforma
Taxes due	(114)	(136)	(157)
Deferred taxes	141	82	(24)
Total	**27**	**(54)**	**(181)**

in millions of euros

Tax expenses (-) and income (+) broke down as follows:

	2002	2001 proforma	2000 proforma
Tax expense due from the tax consolidation sub-group (a)	(13)	(7)	(68)
Tax expense due from companies outside tax consolidation	(101)	(129)	(89)
Total tax expense due	**(114)**	**(136)**	**(157)**

in millions of euros

	2002	2001 proforma	2000 proforma
Taxes of the tax consolidation sub-group			
Income tax credit on the tax consolidation group's loss	189	(6)	(57)
Deferred taxes on deferral of life acquisition costs	(16)	(10)	(12)
Taxes on internal sales eliminated in consolidation	27	(19)	58
Taxes on timing differences	(64)	80	19
Taxes related to first consolidation differences Athena and Allianz	12	14	7
Other	(109)	(8)	1
Deferred tax expense / (credit) of tax consolidation sub-group (a)	**39**	**51**	**16**
Deferred tax expense / (credit) of companies outside tax consolidation	**102**	**31**	**(40)**
Total deferred tax expense / (credit)	**141**	**82**	**(24)**
Tax expense of tax consolidation sub-group (a)	26	44	(52)
Tax expense of other companies (b)	1	(98)	(129)
Total taxes expense	**27**	**(54)**	**(181)**

(a) Taxes of the AGF tax consolidation group

Taxes for fiscal year 2002

In 2002, taxes due were reduced by using full-rate deferred losses from fiscal year 1998 amounting to 121 million euros, booked against reduced-rate taxes due.

Taxes for fiscal year 2001

In 2001, taxes due were reduced by using full-rate deferred losses from fiscal year 1996 amounting to 61 million euros, booked against reduced-rate taxes due.

Taxes for fiscal year 2000

In 2000, taxes due were reduced by using full-rate deferred losses from fiscal year 1995 amounting to 284 million euros, 105 million of which made it possible to cancel full-rate taxes due and 179 million was booked to reduced-rate taxes due.

(b) Taxes of the other companies

Taxes for fiscal year 2002

In 2002, taxes due related to the following companies: Entenial (74 million euros), Euler Hermes (-41 million euros), Mondial Assistance (-6 million euros), Athena Afrique Group (-2 million euros), AGF do Brasil Group (-3 million euros), Adriatica Group (-2 million euros), AGF International (-2 million euros) and other (-17 million euros).

Taxes for fiscal year 2001

In 2001, taxes due related to the following companies: Mondial Assistance (-2 million euros), Euler Hermes (-39 million euros), Royal Nederland Group (-8 million euros), AGF do Brasil Group (-4 million euros) AGF Benelux Group (-3 million euros), AGF Ras Group (-23 million euros), Athena Afrique Group (-2 million euros) and other (-17 million euros).

Taxes for fiscal year 2000

In 2000, taxes due related to the following companies: Mondial Assistance (-11 million euros), Euler Hermes (-76 million euros), Royal Nederland Group (-24 million euros), AGF Benelux Group (3 million euros), AGF Ras Group (-10 million euros), AGF Colombia (-2 million euros), AGF International (-2 million euros) and other (-7 million euros).

34.1 Reconciliation between theoretical and effective tax expense

In millions of euros

	2002	2001 proforma
Net income, group share	268	732
Minority interest	54	54
Total net income	**322**	**786**
Tax credit (expense)	**27**	**(54)**
Share in earnings of equity-accounted companies	**89**	**92**
Pre-tax income before equity-accounted earnings	**206**	**748**
Theoretical tax credit / (expense) (1)	**(73)**	**(272)**
- Permanent differences	(2)	95
of which goodwill amortisation	(55)	(39)
- Tax rate differences	53	41
- Impact of variable deferred	-	(12)
- Deferred tax liability on provisions for write-downs of securities	(5)	-
- Other differences	54	94
Effective tax credit / (expense)	**27**	**(54)**

(1) Statutory tax rate: 35.43% in 2002 and 36.43% in 2001.

35 - Personnel

Average number of employees in consolidated companies:

(for proportionally consolidated companies, the number of employees is pro-rated at the consolidation percentage)

		2002	2001
Sales and marketing personnel in France		4,613	4,713
Administrative personnel in France		14,295	14,212
International network personnel (1)		15,231	13,897
Total		**34,139**	**32,822**
Personnel in France by activity:	Non-life insurance	10,242	10,352
	Life insurance	6,194	6,234
	Banking	2,225	2,093
	Other	247	246
Total		**18,908**	**18,925**
Personnel outside France by activity:	Insurance	14,531	13,088
	Banking	185	251
	Other	515	558
Total		**15,231**	**13,897**
Personnel in France by rank:	Management and related functions	6,870	6,569
	Non-management	12,038	12,356
Total		**18,908**	**18,925**
Personnel outside France by rank:	Management and related functions	1,781	1,642
	Non-management	13,450	12,255
Total		**15,231**	**13,897**

Change in number of employees

(1) The change in the number of employees outside France was mainly due to the changes at the Mondial Assistance and Euler Hermes groups and to the restructuring of the AGF Colombia and AGF Benelux groups.

Total personnel expense for the AGF Group stood at 1,896 million euros in 2002, compared with 1,791 million euros in 2001

35.1 Administrative bodies

Compensation paid in 2002 to corporate officers was as follows:

- to Chairman Jean-Philippe Thierry (from 1 January to 31 December 2002) the sum of 994,210 euros, including 24,392 euros in directors fees paid by AGF SA and 2,382 paid by other AGF Group companies.

For fiscal year 2002, the board of directors decided, at its 2 September 2002 meeting and on the recommendation of the compensation committee, to award a total of 1,565 SARs to Chairman Jean-Philippe Thierry.

The total pre-tax compensation paid to directors representing employees and employee shareholders during the year stood at 260,731 euros, including 73,175 in directors fees.

In 2002, directors fees paid by AGF SA to corporate officers totalled 385,696 euros, including 73,175 to directors representing employees and employee shareholders and 24,392 euros to the Chairman.
After the privatisation, a supplementary retirement plan was implemented for members of the executive committee to replace the one that existed in State-owned insurance companies. Members of the executive committee, including corporate officers, benefit from an ad hoc supplementary retirement plan, the terms and conditions of which were established by internal regulations approved by the board of directors of 15 April 1998. At 31 December 2002, the total commitment under the agreement was valued at 3,266 million euros.

35.2 Stock options

Pursuant to articles L225-177 through L225-184 of the commercial code, on several occasions since 1990 the General Meeting of Shareholders has granted options to subscribe or purchase stock to employees and corporate officers of the Group under terms and conditions established by law.

Compensation Committee

The mission of the compensation committee of the board of directors is to review the recommendations of general management in respect of stock purchase and subscription plans authorised by the Extraordinary General Meeting of Shareholders and to present them to the board of directors for approval.
The committee comprises Mr. A. Lévy-Lang (Chairman), Mr. H. Schulte-Noelle and Mrs. B. Majnoni d'Intignano.
The stock option grant policy implemented within the AGF Group applies equally to all optionees, including members of the executive committee. Its purpose is to retain employees.

It is based on the decision of the board of directors, acting on a report of the compensation committee on recommendations of general management in terms of stock subscription and purchase plans authorised by the Extraordinary General Meeting of Shareholders.

35.2.1 Type of options

Options granted by the board of directors have included stock purchase options (up until the company's privatisation), stock subscription options from 1996 until 1998, stock purchase options from 1999 until 2001 and stock subscription options again in 2002.

35.2.2 Eligibility

The following categories of employees are eligible for stock options :
- AGF group executives,
- the officers and operating directors of subsidiaries,
- other employees, based on performance and job requirements.

35.2.3 Frequency of plan

There have been stock options granted in each year since 1990.

35.2.4 Conditions for exercising options granted in 2002

Stock options are valid for a period of eight years, or up through 30 September 2010.
Except in the event of death or disability, options will not vest for a period of two years, or until 30 September 2004; the shares subscribed through exercise of the options may not be sold until the holding period required to qualify for exemption from social benefit charges on the capital gain arising from the subscription has expired.
The termination of an employment contract or loss of a corporate officership leads to the loss of options, except in certain circumstances (death, disability, voluntary and involuntary retirement, and miscellaneous events based on the decision of the board of directors).


File No. 82-4517

Date	Option type	Total number of options that could be exercised initially	Total number of options that can be exercised (1)	Including number that can be exercised by 10 top employee optionees (2)	Including number that can be exercised by officers (3)	Number of optionees	Vesting date	Expiration date	Exercise price	Number of options exercised	Including number of nonexercisable options	Number of remaining options
16.12.94	(a)	580,000	580,693	71,000	15,000	158	16/12/94	16/12/02	**27.45**	526,061	54,632	0
02.02.96	(a)	637,000	638,162	76,000	20,000	178	03/02/98	02/02/04	**22.82**	514,815	72,962	50,385
19.12.96	(a)	794,150	798,993	167,750	61,250	194	20/12/98	19/12/04	**23.39**	486,363	106,459	206,171
17.09.97	(a)	734,500	749,436	162,637	51,098	179	17/09/02	17/09/05	**31.92**	694,029	11,750	43,657
18.09.98	(a)	959,000	978,256	214,615	61,318	230	16/10/03	16/10/06	**42.59**	2,250	93,514	882,492
14.09.99	(a)	1,000,000	1,020,521	235,055	61,318	240	12/10/04	12/10/07	**47.08**	3,000	73,709	943,812
20.09.00	(a)	1,000,000	1,020,240	130,816	42,923	341	18/10/02	18/10/08	**55.80**	3,000	83,132	934,108
19.09.01	(a)	1,022,100	1,043,317	145,793	66,427	346	17/10/03	17/10/09	**47.55**	0	64,288	979,029
02.09.02	(a)	850,000	850,000	125,690	52,520	356	30/09/04	30/09/10	**33.66**	0	0	850,000
Total		**7,576,750**	**7,679,618**	**1,329,356**	**431,854**					**2,229,518**	**560,446**	**4,889,654**

(a) Purchase options
(s) Subscription options
(1) Number originally granted for a total of 7,576,750 options, increased to 7,679,618 in 2002 due to an adjustment in the number and price of options that may be subscribed to or purchased and still not exercised as of 14 May 2002, resulting from the distribution of reserves approved on that date
(2) Non-corporate officer starting fiscal year 2000; prior to fiscal year 2000, they are options that may be exercised by AGF Executive Committee members, including the Chairman.
For fiscal years 2001 and 2002, 6 ex aequo increase respectively to 12 and 14 the 10 non-officer employees who were granted the highest number of options.
(3) Prior to fiscal year 2000, this is the number of options that could be exercised by the Chairman.

On 2 September 2002, the Board of Directors voted to grant stock subscription options to Chairman Jean-Philippe Thierry :
52,520 options at 33.66 euros expiring 30 September 2010, and to the 14 top non-officer employees:
125,690 options at 33.66 euros expiring 30 September 2010.

Stock Appreciation Rights

Allianz A.G. has implemented a long-term profit-sharing programme for executives in all its subsidiaries.

Known as the Stock Appreciation Rights Plan (SARs), the programme is a bonus mechanism tied to the price of Allianz A.G. stock over seven years.
The international programme includes a plan of financial coverage that enables the company to limit the total amount to be paid when SARs are exercised.
SAR recipients receive a sum equal to the product of the share price rise and the number of options granted in addition to the regular salary paid by their employing company.
The number of options granted is based on salary, which is weighted equally by three criteria, one based on Allianz Group business performance, the other on that of the AGF Group, and the third on the AGF Chairman's evaluation of the performance of each recipient.
Options are valid for seven years, although they do not vest for two years after their grant date and provided that the Allianz A.G. share price has risen by at least 20% and outperformed the Dow Jones Stoxx Index for five consecutive days.
For 2002, acting on the recommendation of the Compensation Committee, the Board of Directors of 2 September 2002 granted Chairman Jean-Philippe Thierry a total of 1 565 SARs.

It also granted other members of the Executive Committee a total of 2 326 SARs.
The number of options that may be granted to the beneficiary of each plan (AGF stock option and Allianz SAR) has been
reduced from Allianz standards under its SAR plan and from former practices under the AGF stock option plan in order to reflect the duality of systems.

File No. 82-4517

36 – Off-balance sheet commitments of insurance companies

36.1 Off-balance sheet commitments of insurance companies

in millions of euros

	31.12.2002	31.12.2001
Guarantees, securities, pledges (a)	402	356
Securities and assets acquired with a commitment to resell (b)	368	261
Other commitments related to securities (assets)	6	-
Other commitments given (c)	106	390
Total commitments given	**882**	**1,007**
Securities, loan guarantees, pledges (d)	1,183	1,139
Securities and assets acquired with a commitment to resell	-	-
Other commitments related to securities (assets)	3	-
Other commitments received	1	455
Total commitments received	**1,187**	**1,594**
Securities pledged by reinsurers	1,031	1,186
Securities given by reinsured parties under joint and several guarantees or with substitution rights	2	-

(a) includes 243 million euros in bank guarantees, a 108 million euro letter of credit and 20 million euros in lease commitments.
(b) commitments to subscribe to the AGF Private Equity fund.
(c) includes primarily 88 million euros in unpaid premiums on the purchase of caps.
(d) includes primarily mortgage commitments of 1,156 million euros.

Other off-balance sheet commitments

AGF employee retirement plan

Under the agreement entered into in September 1999 with labour unions on the closing of the AGF lead retirement plan, the allocation paid by the fund is a differential benefit. Its annual amount is calculated by subtracting other retirement amounts from the overall benefit paid by the fund. Starting in 2000 and up through 2005, the overall benefit will be revalued each year by a rate equal to the average of ARRCO and AGIRC increases less 2% with a floor of 0%. Starting in 2006, the fund board of directors may adopt more favourable valuation rules up to certain limits if the plan situation permits.

For active employees who are part of the closed group of participants, the revaluation will depend on the financial performance of investments, recognising that a present value rate of 4.5% has been selected.

Retirement commitments will be met by provisions booked from fund reserves and a contribution of 144.8 million euros paid in late 1999 by the company for the purpose of guaranteeing its commitments, which totalled 229 million euros at 31 December 2002.

Guarantee received by AGF Belgium Insurance

AGF Belgium Insurance had received mortgage commitments of 1,156 million euros as security for loans granted.

Commitments received in the acquisition of Colseguros

In the context of the acquisition of 60% of the Colseguros Group in Colombia, Bavaria Group, the former majority shareholder, made the following commitments:

Commitment to buy back assets

The former majority shareholders repurchased shares and buildings from various companies in the Colseguros Group for a total of 31.2 million euros. All of the buildings were paid for in March 2000 and the shares were paid for in 2002.

Liability guarantees

The former majority shareholders promised to pay Colseguros up to US$15 million, later reduced to US$13.2 million, for various damages to Group companies arising from events prior to closing. Colseguros received US$3.5 million under this guarantee in 2002. In January 2003, an agreement was signed to terminate the guarantee, under which Bavaria agreed to pay US$2.25 million and to cede the shares it still held in the Colseguros Group, i.e. around 1.4% of the capital, without compensation, in April 2003.

Acquisition of Tindall Riley Marine Ltd

As part of its effort to group all MAT activities in one place within the Allianz Group, Allianz and AGF agreed that during 2003 AGF Iart will sell its wholly-owned subsidiary Allianz AGF Mat Ltd, renamed Allianz Marine (UK) Ltd in 2002. In 2000, Allianz Marine (UK) Ltd. purchased a 25% stake in Tindall Riley Marine Ltd, a mutual shipowners' management company located in London, with a commitment gradually to take control (50% in 2003, 100% in 2006). The transaction, approved by the Transactions Committee, also included guarantees from AGF Iart in favour of Allianz Marine & Aviation Versicherungs-Aktiengesellschaft Hamburg, the transferee.

File No. 82-4517

Commitment to pay premiums on Cat bonds

Under the reinsurance program to cover storm risk in France and earthquake risk in Monaco, AGF lart promised to pay 34 million dollars to the Irish company Mediterranean-re before the end of 2005. The amount remaining to be paid at 31 December 2002 was 20 million euros.

Acquisition of AVIP

Dresdner Bank AG and AGF signed an agreement in principle under which AGF is to purchase 100% of the shares of AVIP. The agreement sets the terms and conditions of the transaction and has been presented to the Transactions Committee. It expires on 31 May 2003, but may be extended by mutual agreement between AGF and Dresdner Bank.

Crédit Lyonnais

As indicated in the COB reference document, AGF has made an irrevocable commitment to tender all of its Crédit Lyonnais shares to the combined offer.

Commitments to Allianz related to the sale of AGF Mat (see note 39).

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.

All material commitments, in accordance with applicable accounting standards, are presented herein.

36.2 Off-balance sheet commitments of banks

in millions of euros

	31.12.2002	31.12.2001
Financial guarantees given	1,420	1,216
Financial guarantees received	1,720	1,776
Guarantee commitments given (a)	1,038	708
Guarantee commitments received	2,089	1,988
Security commitments to be delivered	14	3
Security commitments to be received	13	14
Total commitments given	**2,472**	**1,927**
Total commitments received	**3,822**	**3,778**

(a) At the request of the French Banking Commission, 147 million euros in guarantee commitments given by Euler Hermes were restated in 2001. The increase in this line item corresponds to yield guarantees given to Group mutual funds by Banque AGF

Guarantee granted by Banque AGF

Banque AGF has issued a guarantee on behalf of AGF in favour of the French tax authorities for the following amounts in respect of outstanding disputes:

- 91 million euros to cover an AGF Group tax audit related to the 1994, 1995 and 1996 tax years,
- 34.5 million euros to cover back taxes charged to Allianz Holding France and related to the 1997 and 1998 tax years.

Acquisition of Dresdner Gestion Privée

After it was acquired by Allianz, Dresdner Bank opened discussions with AGF with an eye towards transferring part of its French activities. In this context, Dresdner Bank AG and AGF agreed that the AGF Group would purchase 100% of the capital of Dresdner Gestion Privée (DGP), an investment services company active in private banking. The terms and conditions were approved by the Transactions Committee, and the transaction is set to close in the second quarter of 2003.

Liability guarantee granted to Eurofactor

Eurofactor has notified Euler Hermes of items covered under the liability guarantee granted by Euler Hermes to Eurofactor. As of 31 December 2002, the corresponding amounts are covered by specific provisions in the accounts of Euler Hermes and Eurofactor. These amounts may still vary in the future depending on changes in underlying events.

Financing of defeasances

1st defeasance (see note 17)

2nd defeasance (see note 17)

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.
All material commitments, in accordance with applicable accounting standards, are presented herein.

36.3 Off-balance sheet commitments of other activities

In millions of euros

	31.12.2002	31.12.2001
Pledges, loans and other guarantees (a)	90	287
Other commitments related to securities (assets)	-	-
Other commitments given (b)	118	115
Total commitments given	**208**	**402**
Pledges, loans and other guarantees	11	15
Other commitments related to securities (assets)	5	-
Other commitments received (c)	613	749
Total commitments received	**629**	**764**

(a) Property guarantees totalling 87 million euros

(b) Guarantee given to the employees of Banco Atlantico
AGF International guarantees payment, up to 3 million euros, of pension obligations for the employees of Banco Atlantico under a policy (no. 0700047719) underwritten by Allianz Seguros.

Guarantee given to employees of Banco Espagnol de Credito
AGF International guarantees payment, up to 74 million euros, of pension obligations for the employees of Banco Espagnol de Credito under an insurance policy (no. 215252) underwritten by Allianz Seguros.

Guarantee given by AGF International to General Bank Nederland N.V.
AGF International granted a 37 million euros guarantee to General Bank Nederland N.V. to cover a loan of the same amount from the bank to its subsidiary, Royal Nederland Verzekeringsgroep N.V.

(c) 600 million euros line of credit granted to AGF Cash by a credit institution
Commitment received from Allianz AG
Allianz has made a commitment to AGF International to adjust the purchase price of AGF España (Luxembourg) SA in the event the latter's tax-loss carryforward can be used. The adjustment would be equal to 50% of the tax savings realised

Other commitments: (not included in the above table).

Acting on the authorisation of the board of directors, AGF SA gave Entenial:

- a comfort letter in respect of a 457 million euro loan granted by a banking pool,
- a comfort letter regarding the acquisition of La Hénin Epargne Credit, as requested by the French Banking Commission,

Guarantee against currency fluctuation given to AGF BV

AGF International has promised to indemnity AGF BV against any currency fluctuation on funds lent or borrowed. AGF BV has since become Arsa BV, and Arsa BV is now the beneficiary of the guarantee.

Guarantee to Generali in respect of the sale of AMB

AGF International gave Generali a guarantee in respect of taxation when it sold its stake in AMB.

Guarantee to Allianz AG

AGF International has agreed to reimburse Allianz AG, after receipt by AGF Allianz Argentina, of future interest from INdeR (Instituto Nacional de Reaseguro). This guarantee is valid for five years.

Commitments related to the acquisition of ARSA and Allianz Inversiones securities

The agreement in respect of the acquisition of the securities of Arsa and Allianz Inversiones included the following commitments:

a) Allianz AG promised to reimburse AGF International in the event that Arsa and/or Allianz Inversiones ("the companies") are required to pay the following in France, Chile or the Netherlands:

- taxes on capital gains as of contract date,
- corporate taxes as of contract date,
- other taxes in respect of the distribution of profits referred to above,
- any additional taxes incurred locally on amounts paid prior to the acquisition.

AGF International has agreed to give Allianz AG prior notice of any operation that might give rise to the taxes referred to above so it may participate fully in preliminary discussions.

b) Allianz AG has given the following guarantees to AGF International in respect of Adriatica de Seguros:

- a guarantee of the value in Venezuelan bolivars of listed shares held at 31 December 1998 between transaction date and 31 December 1999.
- a guarantee of the value in Venezuelan bolivars of public bonds held at 31 December 1998 for a 3 year period starting on 31 December 1998.

Allianz AG has promised to pay 56.34% of any loss to AGF International.

c) AGF International promised to reimburse Allianz AG 56.34% of the amount received from the Venezuelan government due to any litigation on Van Dam bonds as soon as such litigation is concluded.

d) Any payments in respect of the guarantees given to Bice by Allianz Inversiones on sales of securities of Allianz Bice de Seguros de Vida will be paid directly by Allianz AG to Allianz Inversiones in the event that such guarantees are actually invoked.

Commitments related to AILC's bancassurance agreement in Egypt

Banque Misr and MIBank are the bancassurance partners of AILC, a life insurance subsidiary of AGF International and Allianz AG. AGF International has made a commitment to make Banque Misr and MIBank shareholders of AILC through a capital increase to be carried out before the end of 2003 and provided bancassurance objectives are met.
Banque Misr will take an 8% stake and MIBank a 4% stake.

Tax guarantees

In connection with the sale of S.P.S. in Portugal and AGF Union Fénix (now Allianz Seguros) in Spain, AGF International has agreed to pay any amount of back taxes.
AGF Insurance UK Ltd has received a commitment from Allianz UK to reimburse 50% of any tax savings derived from future use of tax-loss carryforwards.

Guarantee given to Price Waterhouse Coopers

AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.

Guarantee given to the Total Fina Elf group

A letter of guarantee given to Total Fina Elf in terms of the respect by AGF Vie of its contractual and financial obligations in an insurance policy it issued under a group defined benefit retirement policy.

Commitment made to Sophia

In a letter dated 27 June 2000, AGF made certain commitments to the CECEI concerning the long-term nature of its stake in Sophia and regarding the procedures to be followed prior to any material change in its 29% ownership stake or in its active participation on Sophia's board of directors in terms of defining strategic direction. The letter also guarantees that Sophia will maintain its coefficient of share capital and permanent resources at no less than 75%.

All quantifiable commitments are indicated herein. If it was not possible to quantify a commitment, no figure was indicated.
All material commitments, in accordance with applicable accounting standards, are presented herein.

37 – Financial instruments

37.1 – Insurance segment operations

(in millions of euros)

A. Interest rate swaps

	Value of swaps at 31.12.02			Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted
HEDGING										
On over-the-counter markets:										
Floating-rate payer / fixed-rate receiver	306	(8)	(8)	3	303	-	-	306	-	-
Fixed-rate payer / floating-rate receiver	-	-	-	-	-	-	-	-	-	-
Fixed-rate payer / fixed-rate receiver	7	-	-	-	7	-	-	7	-	-
Floating-rate payer / floating-rate receiver	-	-	-	-	-	-	-	-	-	-
Asset swaps	7	(1)	(1)	-	7	-	-	-	7	-
Other swaps	-	-	-	-	-	-	-	-	-	-
Total	**320**	**(9)**	**(9)**	**3**	**317**	**-**	**-**	**313**	**7**	**-**

(in millions of euros)

B. Financial instruments

				Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted
HEDGING										
On over-the-counter markets:										
Purchase of caps	7,542	(62)	(62)	-	6,246	1,296	-	6,142	1,400	-
Purchase of puts	1,590	7	7	1,590	-	-	-	1,590	-	-
Purchase of security options	9	-	-	-	9	-	-	9	-	-
Purchase of interest rate options	130	11	11	-	130	-	-	130	-	-
Purchase of index options	73	3	-	-	51	22	-	73	-	-
Total	**9,344**	**(41)**	**(44)**	**1,590**	**6,436**	**1,318**	**-**	**7,944**	**1,400**	**-**
Sale of puts	875	-	-	875	-	-	-	875	-	-
Sale of index options	5	-	-	5	-	-	-	5	-	-
Total	**880**	**-**	**-**	**880**	**-**	**-**	**-**	**880**	**-**	**-**
On organised markets:										
Purchase of index options	12	-	-	12	-	-	-	-	-	12
Total	**12**	**-**	**-**	**12**	**-**	**-**	**-**	**-**	**-**	**12**
Sale of index options	109	2	2	109	-	-	-	-	-	109
Total	**109**	**2**	**2**	**109**	**-**	**-**	**-**	**-**	**-**	**109**

Financial futures instruments at 31 December 2002

A. AGF Vie

Operations linked to held assets

The purchase of 8 to 10 year caps is an overall hedging strategy for a part of the bond investment lines in AGF Vie's portfolio. At end-December, the face value stood at 7,542 million euros, which equals the off-balance sheet commitment received. The off-balance sheet commitment given of 87.5 million euros is for premiums remaining to be paid.

The purpose of asset swaps at AGF Vie is to modify the type of flows on a held asset. The off-balance sheet amount was 7.3 million euros.

The amounts off-balance sheet equalled the face value of contracts stated in euros.

Purchases and sales of index options constitute macro-hedging strategies with the objective of adjusting equity exposure in terms of a benchmark. AGF Vie's off-balance sheet commitments of 12.2 million euros on purchases and 109.5 million euros on sales equalled the face value of contracts.

The purchase and sale of puts, financed by the sale of calls, on the DJ EuroStoxx50 index constitutes a hedging strategy whose objective is to limit risk on equities. AGF Vie's off-balance sheet commitments on put purchases of 1,589.6 million euros and on put sales of 874.8 million euros correspond to the face value of contracts.

Operations were conducted with a limited number of quality counterparties selected by a risk committee. Counterparties on derivatives are subject to qualitative selection and rating

B. Euler Hermes

The face value of swaps is 306 million euros, corresponding to 6 interest rate swap contracts.

C. AGF Benelux

Commitment to buy shares of AGF Belgium Holding

Under the cash offer for Assubel Vie, partner companies acquired shares of AGF Belgium Holding (formerly AGF Assubel). An agreement with these partners requires AGF Benelux to acquire the shares of AGF Belgium Holding allocated to Assubel AT and Arag. The put option is exercisable once a year from 1997 to 2005 at specific terms. The face value of 74,620 thousand euros corresponds to the commitment given. Under the same agreement, AGF Benelux has a call option on the same companies, exercisable once a year between 1 September and 30 November each year from 1997 until 2005 at specific terms. The face value of 104,212 thousand euros corresponds to the commitment received. Lastly, AGF Benelux has pre-emption rights in the event one of the parties wishes to sell all or part of the AGF Belgium Holding shares it holds, either to each other or to a third party.

37.2. Banking segment operations

in millions of euros

A. Interest rate swaps

			Expiration of notional			Counterparty risk						Issuer	
	Face value	Market value	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	BB	Unlisted	OECD credit institutions	Customers	Gov'ts, central banks
HEDGING													
On over-the-counter markets:													
Fixed-rate payer / floating-rate receiver	10,359	253	3,124	2,825	4,410	4,416	4,678	1,235	21	9	9,808	31	520
Variable-rate payer / fixed-rate receiver	12,499	(56)	1,328	3,543	7,628	4,950	6,438	1,089	20	2	12,311	23	165
Variable-rate payer / variable-rate receiver	192	-	2	90	100	-	50	96	46	-	46	46	100
Asset swaps	181	(1)	54	122	5	-	36	145	-	-	-	-	181
Total (a)	**23,231**	**196**	**4,508**	**6,580**	**12,143**	**9,366**	**11,202**	**2,565**	**87**	**11**	**22,165**	**100**	**966**
POSITION MANAGEMENT													
On over-the-counter markets:													
Fixed-rate payer / floating-rate receiver	1,184	(31)	511	354	319	145	816	223	-	-	-	-	1,184
Variable rate payer / fixed-rate receiver	2,518	54	1,747	396	375	700	1,499	319	-	-	-	-	2,518
Variable-rate payer / variable-rate receiver	272	5	19	253	-	30	87	155	-	-	-	-	272
Total	**3,974**	**28**	**2,277**	**1,003**	**694**	**875**	**2,402**	**697**	**-**	**-**	**-**	**-**	**3,974**

(a) For hedging instruments, no unrealised profit or loss is shown.

B. Financial instruments

			Expiration of notional			Counterparty risk					Issuer	
	Face value	Market value	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted	OECD credit institutions	Customers	Gov'ts, central banks
HEDGING												
On over-the-counter markets:												
Purchase of FRAs	5,124	(7)	4 331	793	-	1,648	2,379	1,097	-	5,124	-	-
Purchase of caps	5,008	65	563	1,650	2,795	1,607	2,948	453	-	5,008	-	-
Purchase of floors	1,140	8	-	-	1,140	767	373	-	-	1,140	-	-
Total	**11,272**	**66**	**4,894**	**2,443**	**3,935**	**4,022**	**5,700**	**1,550**	**-**	**11,272**	**-**	**-**
Sale of caps	1,247	(16)	9	469	769	748	265	200	34	1,213	34	-
Sale of floors	341	(2)	65	223	53	8	333	-	-	341	-	-
Total	**1,588**	**(18)**	**74**	**692**	**822**	**756**	**598**	**200**	**34**	**1,554**	**34**	**-**
POSITION MANAGEMENT:												
On over-the-counter markets:												
Purchase of caps	-	-	-	-	-	-	-	-	-	-	-	-
Purchase of FX options	-	-	-	-	-	-	-	-	-	-	-	-
Total	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Sale of FX options	-	-	-	-	-	-	-	-	-	-	-	-
Sale of interest rate instruments	-	-	-	-	-	-	-	-	-	-	-	-
Total	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
On organised markets:												
Purchase of interest rate instruments	1,640	-	-	1,640	-							
Total	**1,640**	**-**	**-**	**1,640**	**-**							
Sale of interest rate instruments	877	-	-	877	-							
Total	**877**	**-**	**-**	**877**	**-**							

37.3. Other activity segment operations

A. Interest rate swaps

				Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted
HEDGING										
On over-the-counter markets:										
Fixed-rate payer / variable-rate receiver (1)	1,616	(82)	(82)	152	343	1 121	456	1 035	125	-
Floating-rate payer / fixed-rate receiver	743	53	53	-	-	743	-	631	112	-
Other swaps	-	-	-	-	-	-	-	-	-	-
Total	**2,359**	**(29)**	**(29)**	**152**	**343**	**1,864**	**456**	**1,666**	**237**	**-**

(1) Swap implemented as part of a strategy to hedge debt exposure (see note 25).

B. Financial instruments

				Expiration of notional value			Counterparty risk			
	Face value	Market value	Unrealised profit/loss	Less than 1 year	Between 1 and 5 years	More than 5 years	AAA	AA	A	Unlisted
HEDGING										
On over-the-counter markets:										
Purchase of puts	75	51	-	-	75	-	-	-	-	75
Total	**75**	**51**	**-**	**-**	**75**	**-**	**-**	**-**	**-**	**75**
Sale of calls	104	51	(53)	-	104	-	-	-	-	104
Total	**104**	**51**	**(53)**	**-**	**104**	**-**	**-**	**-**	**-**	**104**

38 - Disputes

Belgium

Subsequent to a complaint filed in June 1987, long before AGF held its controlling interest in its Belgian subsidiary, a lawsuit was instigated in Belgian Courts against several officers and employees of our subsidiary Assubel Vie, based on several charges, including falsifying the balance sheet and embezzlement to the detriment of Assubel Vie policyholders and shareholders.

In a judgement dated 15 October 1998, the Correctional Court in Belgium upheld the charge of balance sheet falsification, but rejected that of embezzlement. The Court also stated in its summary judgement that Assubel-Vie was civilly responsible, and as such, should pay each shareholder provisional damages of one Belgian franc. The responsibility for establishing the full amount of damages was assigned to a panel of experts.

Assubel-Vie reviewed the judgement carefully and filed an appeal, believing that the chances of a review before the Court of Appeal in Brussels were strong.

In a judgement dated 29 June 1999, the Brussels Court of Appeals partially upheld the position of Assubel-Vie, while ruling that shareholders and policyholders had suffered damages, but only as a result of falsified statements. Consequently, the Court modified the mission of the experts responsible for financial loss assessment. Following the advice of legal counsel, Assubel-Vie appealed against this part of the judgement, deferring its application particularly in respect of the appraisal implementation.

In a judgement handed down 3 May 2000, the Supreme Court of Appeal (Cour de Cassation) rejected all arguments presented by the civil parties. It did, however, uphold one of the arguments by Assubel-Vie, and therefore, partially overturned the 29 June decree citing a contradiction as to the existence of damages in respect of balance sheet falsification. The matter has been referred to the Court of Appeals of Mons in respect of this one issue only.
In a judgement dated 9 October 2002 The Court of Appeal of Mons upheld the position of Assubel-Vie that the policyholders and shareholders had suffered no damages from falsified statements. The civil parties appealed against the ruling to the Supreme Court of Appeal.

Moreover, and in this same judicial context, on 15 January 2002 an order was served on AGF Belgium by 402 life policyholders for an audience before the civil courts of Brussels, on the grounds that Assubel Vie wrongfully failed to inform its policyholders of statutory modifications that occurred in early 1998 and that these changes were prejudicial to them.

Belgium / Luxembourg

In the context of an investigation opened in the spring of 1998 regarding the terms of a Luxembourg-based life insurance product sold in Belgium under the freedom-of-service principle between 1992 and 1998, AGF Belgium, its Luxembourg subsidiary and their current legal representatives were placed under formal investigation at the end of February 2003 by the judge in charge of the investigation. The charges include, in particular, tax fraud, falsified financial statements and money laundering.

These charges originate in the existence of a partial permanent establishment in Belgium, in taxation terms, of the Luxembourg subsidiary. This establishment was dissolved in 1998.

Given our current knowledge and taking into account the secrecy of the investigation, which is still ongoing, it appears that this procedure will not have a material financial impact and that the charges currently directed against the persons and legal entities involved will not stand up over time.

Israel

There is a dispute in Israel related to the insurance business. The origin of this lawsuit is a complaint brought before Israeli courts in 1989. The plaintiffs claim that AGF should pay for losses suffered in the mid-1980s under a so-called "bankers' policy" held by North American Bank, which is headquartered in Israel. AGF IART management contends that the benefit was unearned, and external counsel believes there are very solid legal arguments for upholding that position. The claim is estimated at about $100 million, or $50 million after reinsurance. The underlying trial is set to begin in 2003.

Adidas

CEDP (formerly Bernard Tapie Finance) represented by an ad hoc representative appointed by the Commercial Court of Paris has filed suit against Crédit Lyonnais and its former subsidiaries for payment of 1 billion euros in damages because of fraud allegedly committed at the time of the sale of Adidas.

AGF Holding (formerly Métropole) and Banque AGF (formerly Banque du Phénix), as well as other parties to the sale of Adidas, are also summoned in order to declare a common judgement for all parties so CEDP retains the right to pursue its claims.

In a judgement handed down 22 June 1999, the Commercial Court of Paris referred the case to the Court of Appeals of Paris because it is related to the 20 February 1996 civil action brought by the receivers of the Bernard Tapie Group against Credit Lyonnais. CDR Creances (formerly SDBO) and CDR Participations (formerly SA Clinvest). Therefore, the matter is still pending before the Court of Appeals, which pronounced a postponement of judgement on 23 January 1998 while awaiting a definitive decision on the criminal matter now in process. In a ruling dated 28 June 2002, the Paris Court of Appeals maintained the postponement of judgement.

The Holocaust

Like all French insurance companies concerned, AGF participated in a study on the confiscation of Jewish assets in France during the Occupation, which was instigated in February 1997 and was chaired by Mr. Matteoli.

This initiative, which was conducted by the French Federation of Insurance Companies, led to an inventory of the company's archives in respect of policies underwritten prior to 1 January 1946, the results of which were communicated to the Matteoli Commission. The AGF Group also contributed to the payment by the French Federation of Insurance Companies to public authorities on behalf of the profession.

The Allianz Group, which includes AGF, is a signatory party to the Memorandum of Understanding of 25 August 1998, and therefore, a part of the effort now going on.

Entenial

A group of minority shareholders of Entenial filed suit against Banque AGF (formerly CFP), AGF and Entenial in order to cancel an amendment to the 1992 agreement between Banque AGF and Entenial for selling property receivables.

In additional conclusions, the plaintiffs also asked that AGF and Banque AGF be ordered to pay 150 million euros in damages to Entenial because of various transactions that occurred under the rescue plan in respect of the latter.

The case is only at the stage of procedural hearings. In a judgement dated 10 November 2000 the Commercial Court of Versailles combined the two suits brought by the plaintiffs against AGF and other defendants based on the same complaints. This judgement was confirmed by a ruling of the Versailles Court of Appeals on 11 October 2001. As a result, the underlying procedure in the Commercial Court of Versailles has resumed.

AGF believes that it has very strong arguments to make against the plaintiffs in respect of both the form and substance of the complaint.

GIE AGF Informatique

A dispute has arisen between GIE AGF Informatique and a supplier over the execution of a contract for data processing-related services. On 7 March 2000, this service provider filed a suit against AGF Informatique in the Commercial Court of Paris asking for payment of various sums in respect of services and related damages.
In a judgement dated 14 February 2001, the Commercial Court of Paris rejected most of the requests of the service provider, while still holding that AGF Informatique owed a balance of 3.2 million euros. This judgement is in appeal.

AGF Vie and AGF Iart

In June 1999, a lawsuit was brought before the Commercial Court of Paris against AGF Vie and AGF Iart. The complaint relates to the payment of 26 million euros in interest and damages for having refused to negotiate the amount of a profit-sharing entitlement allegedly due under a group *insurance policy. Both companies are contesting the validity of the charge. On 28 June 2002, the Commercial Court of Paris ruled in favour of AGF* Vie and AGF Iart. An appeal has been filed against this judgement.
AGF Vie and AGF Iart have been sued for unfair competition in the transfer of a Group policy. The plaintiff is suing for a payment of 54 million euros.

39 – Ties with sister companies

39.1 AGF lart's large risks business and AGR (Allianz Global Risk)

In the context of the reorganisation of the large risks business within the Allianz group and in order to strengthen AGF lart's underwriting capacity and increase its level of protection in this business, a proportional reinsurance treaty has been signed with AGR Re, a company operating for the account of Allianz Global Risk. According to the terms of the agreement and beginning on 1 January 2002, AGF lart cedes 70% of the large risks it underwrites to the reinsurer and keeps 30%. The 30% retention is protected by a stop loss clause if the combined ratio exceeds 120% of retained premiums.

39.2 Other reinsurance transactions

Allianz is not involved in determining AGF's reinsurance programmes. But as a reinsurer, it accepts business ceded by AGF under facultative treaties.

Its participation is in accordance with a certain number of principles. First, the underwriting and financial conditions of the sale are identical to those applied to all reinsurers. Allianz is also almost never leading reinsurer.

Moreover, the level of Allianz participation is established so as to optimise the placement with third-party reinsurers.

Allianz is the 3rd ranking reinsurer of AGF in terms of premiums sold. For fiscal year 2002, the amounts were as follows:
- Non-life treaties: 106.6 million euros
- Non-life facultative: 46.6 million euros
- Life: 1 million euros

39.3 Reorganisation of MAT activities under Allianz Globus Mat

In the context of the planned new breakdown of activities within the Allianz group, AGF, AGF Vie, AGF Holding and AGF lart sold all of their shares in AGF Mat to Allianz AG on 28 December 2001.

The sale price was set at 131,734,622 euros. This price was subject to adjustment depending on the definitive value of the net assets of AGF Mat as of 31 December 2001.

In addition, the sale contract includes a clause guaranteeing that the total net profit of the direct and indirect insurance policies in underwriting *years prior to and including 2001 contained neither boni nor mali as well as a guarantee clause in the event of reinsurer default.* These guarantees are not limited. The contract also contains the customary general guarantees, in particular a guarantee against tax liabilities. The guarantees granted by the AGF companies to Allianz AG are proportional to the AGF Mat holdings they sold.

Because AGF Mat's accounts must be examined in detail, an adjustment to the sale price has not yet been completed. AGF and Allianz agreed to make an initial adjustment of 3.011 million euros, paid to Allianz on 4 October 2002, and to continue examining the accounts with a view towards additional price adjustments.

Preliminary work on AGF Mat's third-party accounts and risks related to profits on the insurance portfolio in the years prior to the sale, as well as work on receivables from doubtful reinsurers have prompted AGF to book a provision of 85 million euros as of 31 December 2002.

39.4 Acquisition of Dresdner RCM Gestion

Following the board of directors decision of 14 May 2002, AGF acquired all 128,750 shares comprising the capital stock of Dresdner RCM Gestion from Dresdner Bank Gestions France on 24 July 2002 for 28 million euros. In the context of the transaction, the seller granted the customary general guarantees to AGF. These guarantees will be valid for three years, except for those related to tax liabilities, which are valid until one month after the expiration of the term of limitation.

Dresdner RCM Gestion was part of the Dresdner banking group. In 2001, Dresdner was acquired by Allianz, which also controls AGF. Consequently, it was decided to group the fund management activities of Dresdner RCM Gestion and DRCM Gestion Europe, its subsidiary with

those of AGF Asset Management and Athéna Gestion, subsidiaries of AGF. Accordingly, Dresdner RCM Gestion and DRCM Gestion Europe were absorbed by AGF Asset Management and Athéna Gestion, respectively, during 2002.

39.5 Commitments to purchase and sell shares of Allianz General Insurance Malaysia Berhad

The AGF Group holds 22.01% of the shares of Malaysia British Assurance Berhad (MBA) now named Allianz General Insurance Malaysia Berhad (AZGIM). AGF International holds 2.61% and AGF Asia Private Ltd, its subsidiary, holds 19.40%.
Allianz AG has committed to buy all of the AZGIM shares held by AGF as soon as the Malaysian regulatory authorities allow the transaction.

39.6 Acquisition of Hermes

Under the acquisition contract, Euler Hermes received a guarantee from the seller that the accounts of Hermes AG present fairly in all material respects, the financial position of the company as of 31 December 2001. The amount of the guarantee is capped at 15 million euros, after an exemption for the first 5 million euros.
There is also a specific guarantee regarding the tax situation of Hermes AG and its subsidiaries as of 31 December 2001 under which the buyer or the seller will be compensated for any change in back taxes, either upwards or downwards. This guarantee is limited neither in amount nor in duration.

39.7 Subordinated loan

Allianz Finance BV granted a 700 million euro, 20-year subordinated loan to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.
Separately, AGF Vie granted a 10-year, 700 million euro loan to Allianz AG at a fixed interest rate of 4,805%. The borrower may prepay the loan at any time.

40 – Events subsequent to closing

Subsequent to 31 December 2002, the following events took place:
In the course of finalising the geographic redistribution of responsibilities within the Allianz group, AGF International sold 100% of the shares of Phénix in early 2003 to Allianz Switzerland, a subsidiary of Allianz AG. The transaction will subsequently be subject to a price adjustment. This company will exit the scope of consolidation as of 1 January 2003. It contributed 57 million euros to 2002 premium income and -3.3 million euros to 2002 consolidated profit. The sale is not expected to have a material impact.

41 – Scope of consolidation

Fully consolidated companies

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Assurances Générales de France Iart 87 rue de Richelieu, 75002 Paris N° Siren 542110291	France	99.99	99.98	99.98	99.98	99.98	99.98
Assurances Générales de France Vie 87 rue de Richelieu, 75002 Paris N° Siren 340234962	France	100.00	99.99	100.00	99.99	100.00	99.99
AGF Mat (1) 23/27 rue Notre Dame des Victoires, 75002 Paris N° Siren 552063497	France					100.00	99.99
AGF Informatique (Gie) 100 terrasse Boieldieu - Tour Franklin 92042 Paris La Défense N° Siren 723000642	France	100.00	100.00	100.00	100.00	100.00	100.00
Arcalis Tour Neptune, 20 place de Seine 92000 Courbevoie La Défense 1 N° Siren 347803884	France	99.85	99.85	99.84	99.84	99.85	99.84
AGF La Lilloise 1A, avenue de la Marne 59442 Wasquehal Cedex N° Siren 340190735	France	100.00	99.99	99.99	99.99	99.99	99.99
Mathis Assurances 1 cours Michelet - Tour Athena, 92800 Puteaux N° Siren 398378299	France	100.00	100.00	100.00	100.00	100.00	100.00
Coparc 14 rue Halévy, 75009 Paris N° Siren 331230776	France	100.00	99.98	100.00	99.98	100.00	99.98
Société Française de Recours (SFR) 7 avenue d'Alsace, 06240 Beausoleil N° Siren 775550155	France			99.93	99.92	99.93	99.92
Calypso 87 rue de Richelieu, 75002 Paris N° Siren 403205065	France	100.00	100.00	100.00	100.00	100.00	100.00
Euler (2) 1 rue Euler, 75008 Paris N° Siren 552040594	France	70.71	70.46	63.18	66.51	56.91	56.39
Assurances Fédérales Iard 1 rue des Arquebusiers, 67000 Strasbourg N° Siren 401912852	France	95.00	95.00	95.00	95.00	95.00	95.00
La Rurale 16 avenue du Général de Gaulle, 94227 Charenton Le Pont Cedex N° Siren 572166437	France	99.76	99.75	99.76	99.75	99.76	99.75
Compagnie de Gestion et Prévoyance 1 rue des Arquebusiers, 67000 Strasbourg N° Siren 335042024	France	99.76	99.61	99.76	99.63	99.76	99.63
Protexia France (3) 53 rue de la Thibaudière, 69007 Lyon N° Siren 382276624	France	66.00	65.99	66.00	65.98	66.00	65.98
Qualis (4) 87 rue de Richelieu, 75002 Paris N° Siren 403267347	France	100.00	100.00	100.00	100.00	100.00	100.00
Okassurance (5) (22) 87 rue de Richelieu, 75002 Paris N° Siren 428686257	France			100.00	100.00	100.00	100.00

File No. 82-4517

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
W Finance Assurances 14 rue Halévy 75009 Paris N° Siren 317441426	France	99.96	99.94	99.96	99.94	99.96	99.94
Génération Vie (30) 87, rue de Richelieu 75002 Paris N° Siren 403267487	France	85.40	85.30				
AGF Allianz Argentina Vida Rue San Martin 550 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
AGF Allianz Argentina Non Vida Rue San Martin 550 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
AGF Belgium Insurance 35 rue de Laeken, 1000 Bruxelles	Belgium	100.00	94.19	100.00	92.46	100.00	90.73
ZA Verzekeringen (6) Laarstraat 16, Wilrijk	Belgium	100.00	100.00	100.00	100.00	100.00	100.00
SNA Ré Clarendon church St West HM DX, Hamilton	Bermuda	100.00	56.15	100.00	51.27	100.00	51.27
AGF Brasil Seguros 26 rua Luiz Coelho 01309-900 Consolacao, Sao Paulo	Brazil	68.43	81.82	68.43	81.82	68.25	81.65
AGF Brasil Vida 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	81.85	100.00	81.92	100.00	90.06
AGF Saude (7) Av Paulista, 2028 12o. Andar, Sao Paulo	Brazil	100.00	81.83	100.00	81.83		
AGF AZ Chile Generales Hendaya 60, Las Condes, Santiago	Chile	99.90	99.90	99.85	99.85	99.85	99.85
AGF AZ Chile Vida Hendaya 60, Las Condes, Santiago	Chile	100.00	100.00	100.00	100.00	100.00	100.00
Axioma 2 Ioannis Clerides Street, Democritos Court Flat 83, CY-1070 Nicosia	Cyprus	100.00	56.15	100.00	51.27	100.00	51.27
Colseguros Generales Carrera 13 A N°29-24, Bogota	Colombia	99.93	92.76	99.92	100.00	99.98	100.00
Colseguros Vida Carrera 13 A N°29-24, Bogota	Colombia	100.00	92.82	100.00	100.00	100.00	100.00
Colseguros Capitalizacion Carrera 13 A N°29-24, Bogota	Colombia	100.00	92.81	100.00	100.00	100.00	100.00
Cyberseguros (8) Carrera 13 A N°29-24, Bogota	Colombia					99.94	100.00
Medisalud Carrera 13 A N°29-24, Bogota	Colombia	99.61	92.46	99.53	100.00	99.53	100.00
Hauteville Continental House - 28 Cornet Street St Peter Port, Guernesey	Guernesey	100.00	100.00	100.00	100.00	100.00	100.00
AGF Indonesia c/ Allianz Utama Indonesia Summitmas Bld II-9th Floor Jl. Sudirman - KAV 61-62 Jakarta 12069	Indonesia	75.84	75.84	75.84	75.84	75.84	75.84
AGL Non Life Vientiane Commercial Bank Building Avenue Lane Xang, Vientiane	Laos	51.00	51.00	51.00	51.00	51.00	51.00
Crédit Général d'Assurance et de Réassurance (9) P.O. Box : 11-4805, Haz Mieh 16-6528 Beirut	Lebanon	100.00	56.15	100.00	51.27		
SNA Sal P.O. Box : 11-4805, Haz Mieh 16-6528 Beirut	Lebanon	100.00	56.15	100.00	51.27	100.00	51.27

File No. 82-4517

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
RHEA 11 rue Beaumont L 1219, Luxembourg	Luxembourg	100.00	99.98	100.00	99.98	100.00	99.98
EWA Life (23) 16, Rue Notre Dame L2240 Luxembourg	Luxembourg	99.16	94.19	99.16	99.15	65.00	65.00
AGF Life Luxembourg 14 boulevard Franklin Roosevelt L2450 Luxembourg	Luxembourg	100.00	94.19	100.00	92.46	100.00	90.73
AGF Ré Luxembourg 14 boulevard Franklin Roosevelt L2450 Luxembourg	Luxembourg	100.00	100.00	100.00	100.00	100.00	100.00
Nemiam (6) Aerogolf Center 1a Luxembourg City	Luxembourg	100.00	100.00	100.00	100.00	100.00	100.00
Royal Schiedam Schade Coolsingel 139 Postbus 64 3012 AG Rotterdam	Netherlands	100.00	100.00	99.99	99.99	100.00	100.00
Universal Leven Arnhemse Bovenweg 160/178 3708 AD Zeist	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
London Verzekeringen Weesperzijde 150, Postbus 95 350 1097 D Amsterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Royal Nederland Leven Europalaan 480, Postbus 2635 3500 GP Utrecht	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Royal Nederland Schade Coolsingel 139, Postbus 64 3000 AB Rotterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
ZA Hervezekering (6) Buizerdlaan 12 Nieuwegein	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
ZA Schade (6) Buizerdlaan 12 Nieuwegein	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
ZA Leven (6) Buizerdlaan 12 Nieuwegein	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
City General (10) 41 Botolph Lane - London EC3R 8DL	United Kingdom					100.00	99.98
AGF Insurance AGF House, 500 Avebury Boulevard Milton Keynes MK9 2LA	United Kingdom	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Iart Avenue de la gare 4, 1001 Lausanne	Switzerland	100.00	100.00	100.00	100.00	100.00	100.00
Phénix Vie Avenue de la gare 4, 1001 Lausanne	Switzerland	100.00	100.00	100.00	100.00	100.00	100.00
Adriatica De Seguros No Vida Generencia General, Piso 1 Avenida Andrés Bello, Caracas	Venezuela	96.97	96.97	96.97	96.97	96.97	96.97
Other activities							
SNC AGF Clearing (24) 87 rue de Richelieu, 75002 Paris N° Siren 394514905	France			100.00	100.00	100.00	100.00
AGF Cash 87 rue de Richelieu, 75002 Paris N° Siren 392895320	France	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Société d'Investissement Bancaire et Immobilier (SIBI) 87 rue de Richelieu, 75002 Paris N° Siren 401154679	France	99.99	99.98	99.99	99.99	99.99	99.99
AGF Asset Management (11) 87 rue de Richelieu, 75002 Paris N° Siren 352820252	France					99.46	99.44
W Finance (2) (11) 14 rue Halévy, 75009 Paris N° Siren 702022443	France					99.99	99.98
AGF Alternative Asset Management (AAAM) (11) 14 rue Halévy, 75009 Paris N° Siren 322491309	France					66.47	66.47
Athéna Gestion (11) 87 rue de Richelieu, 75002 Paris N° Siren 352375802	France					99.92	99.91
Athéna Finance (11) 87 rue de Richelieu, 75002 Paris N° Siren 393307798	France					99.99	99.99
AGF 2X 87 rue de Richelieu, 75002 Paris N° Siren 399349240	France	100.00	100.00	100.00	99.99	100.00	100.00
Eustache 87 rue de Richelieu, 75002 Paris N° Siren 393134788	France	100.00	100.00	100.00	100.00	100.00	100.00
Assurances Générales de France 87 rue de Richelieu, 75002 Paris N° Siren 303265128	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Holding 87 rue de Richelieu, 75002 Paris N° Siren 552124109	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF International SARL (35) 87 rue de Richelieu, 75113 Paris Cedex 02 N° Siren 383036142	France			100.00	100.00	100.00	100.00
AGF International 87 rue de Richelieu, 75002 Paris N° Siren 339426512	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Boïeldieu 87 rue de Richelieu, 75002 Paris N° Siren 377679873	France	99.99	99.99	99.99	99.99	99.99	99.99
AGF Richelieu 87 rue de Richelieu, 75002 Paris N° Siren 377679881	France	99.96	99.96	99.96	99.96	99.96	99.96
AGF Finance Distribution (11) 87 rue de Richelieu, 75002 Paris N° Siren 403798085	France					99.96	99.94
Saint-Barth Assurances 2 rue Oscar II, Gustavia N° Siren 384081444	France	100.00	100.00	100.00	100.00	100.00	100.00
SA du Château Larose Trintaudon (12) Château Larose Trintaudon 33112 Saint Laurent de Médoc N° Siren 308364645	France	99.69	99.69	99.69	99.69		
ACAR 87 rue de Richelieu, 75002 Paris N° Siren 398699835	France	99.99	99.99	99.97	99.99	100.00	100.00
Gie Placement d'assurance (13) 87 rue de Richelieu, 75002 Paris N° Siren 412399511	France	99.97	99.96	99.97	99.96		
AGF Retraite (27) 87 rue de Richelieu, 75002 Paris N° Siren 403219678	France			99.88	99.88	99.88	99.88

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Allianz France (10) 87, rue de Richelieu, 75002 Paris N° Siren 403210131	France					100.00	99.98
Allianz France (32) 87, rue de Richelieu, 75002 Paris N° Siren 389717687	France	100.00	99.99	100.00	99.99	100.00	99.99
Gaipare Diffusion Tour Neptune, 20 place de Seine 92086 Paris La Défense N° Siren 330517079	France	99.86	99.85	99.86	99.85	99.86	99.85
Générale Viagère 1, rue des Arquebusiers 67000 Strasbourg N° Siren 349792597	France	99.80	99.62	99.80	99.62	99.80	99.61
Métropole SA 87, rue de Richelieu, 75002 Paris N° Siren 403268964	France	99.92	99.92	99.92	99.92	99.92	99.92
Phénix Développement Gestion (11) 87, rue de Richelieu, 75002 Paris N° Siren 344622170	France					100.00	99.99
Société Commerciale Malesherbes (10) 87, rue de Richelieu, 75002 Paris N° Siren 379889371	France					100.00	99.99
Société Commerciale Wagram (10) 87, rue de Richelieu, 75002 Paris N° Siren 379889413	France					99.96	99.96
Société Foncière de l'Amourié (10) 93, rue de Richelieu, 75002 Paris N° Siren 401874722	France					100.00	99.99
Rhin et Moselle (28) 87, rue de Richelieu, 75002 Paris N° Siren 403213838	France			99.84	99.84	99.84	99.84
AGF Assurances Financières 87, rue de Richelieu, 75002 Paris N° Siren 403219868	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Assurfinance 87, rue de Richelieu, 75002 Paris N° Siren 403213390	France	99.84	99.84	99.84	99.84	99.84	99.84
AGF Private Equity (11) 87, rue de Richelieu, 75002 Paris N° Siren 414735175	France					100.00	99.99
Kléber Magdebourg (13) 14 rue Halévy, 75009 Paris N° Siren 349056663	France	99.50	99.48	99.50	99.48		
SNC Maxium (13) 44 Avenue de la Marne, 59290 Wasquehal N° Siren 409877065	France	100.00	99.99	99.00	98.99		
Rhimo 87 rue de Richelieu, 75002 Paris N° Siren 428738488	France	99.96	99.94	99.96	99.96	99.96	99.96
AGF Epargne Salariale (34) 87 rue de Richelieu, 75002 Paris N° Siren 428686349	France	100.00	100.00	99.96	99.96	99.96	99.96
Camat 87 rue de Richelieu, 75002 Paris N° Siren 428738314	France	99.96	99.94	99.96	99.96	99.96	99.96
Athéna 87 rue de Richelieu, 75002 Paris N° Siren 428704902	France	99.96	99.90	99.96	99.96	99.96	99.96

File No. 82-4517

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
SNC Commerciale Drouot (14) 87 rue de Richelieu, 75002 Paris N° Siren 392896957	France					100.00	100.00
SNC Commerciale Kléber (14) 87 rue de Richelieu, 75002 Paris N° Siren 392900031	France					100.00	100.00
Traktir (31) 14, rue Halévy 75009 Paris N° Siren 338848108	France	100.00	99.99			-	-
AGF Inversiones Rue San Martin 550 1004 Buenos Aires	Argentina	100.00	100.00	100.00	100.00	100.00	100.00
Sofiholding 35 rue de Laeken, 1000 Bruxelles	Belgium	100.00	94.19	100.00	92.46	100.00	90.73
Moerkerke (10) 180 uit Breitdingstraat, 2600 Berchem, Antwerp	Belgium					100.00	99.99
AGF Belgium Holding 35 rue de Laeken, 1000 Brussels	Belgium	94.19	94.19	92.46	92.46	90.73	90.73
S.N.A. Holding Clarendon church St West HM DX, Hamilton	Bermuda	56.15	56.15	51.27	51.27	51.27	51.27
AGF Do Brasil 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
AGF Chile Hendaya 60, Las Condes, Santiago	Chile	100.00	100.00	100.00	100.00	100.00	100.00
Vina de Larose (15) Hendaya 60 - Piso 4 - Santiago	Chile	89.92	89.92	89.92	89.92		
Larose Trintaudon Chile (12) Hendaya 60 - Piso 4 - Santiago	Chile	100.00	99.69	100.00	99.69		
Colombiana De Inversion Carrera 13 A N° 29-24, Bogota	Colombia	92.82	92.82	91.73	100.00	93.62	100.00
AGF Benefux 14 bd Franklin Roosevelt 2450 Luxembourg	Luxembourg	100.00	100.00	100.00	100.00	100.00	100.00
Arsa BV (16) Keizersgracht 484 1017 EH Amsterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Arsa (16) Keizersgracht 484 1017 EH Amsterdam	Netherlands					100.00	100.00
Allianz Nederland Holding (36) Coolsingel 139 3012 AG Rotterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Akkermans Van Elten Holding BV St Annastraat 280, 6525 HB Nijmegen	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Assurances Fédérales BV Keizersgracht 484 1017 EH Amsterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Van Elten Financiële Dienstverlening BV Willemsplein 42 6811 KD Arnhem	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Rijn Wall Assuradeuren BV Willemsplein 42 6811 KD Arnhem	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Zwolsche Algemeene Holding (6) (36) Buizerdlaan 12 Nieuwegein	Netherlands			100.00	100.00	100.00	100.00
RAS Participations BV (17) Weesperzijde 150 1097 DS Amsterdam	Netherlands					100.00	100.00
AGF Holdings UK 41 Botolph Lane, London EC3R 8DL	United Kingdom	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Allianz AGF Mat LTD (18) 2 Minster Court, Mincing Lane, London, EC3R7XA N° Siren 2874460	United Kingdom	100.00	99.98	100.00	100.00	100.00	100.00
AGF Asia 100 Beach Road, 20-05/13 Shaw Towers Singapore 189702	Singapore	100.00	100.00	100.00	100.00	100.00	100.00
Property companies							
SCI Tour Cristal 87 rue de Richelieu, 75002 Paris N° Siren 401218367	France	100.00	99.99	100.00	99.99	100.00	99.99
SCI Camille Desmoulins 48 87 rue de Richelieu, 75002 Paris N° Siren 412906943	France	100.00	99.99	100.00	99.99	100.00	99.99
Société Foncière Européenne 87 rue de Richelieu, 75002 Paris N° Siren 352033278	France	100.00	99.99	100.00	99.99	100.00	99.99
12 Madeleine 87 rue de Richelieu, 75002 Paris N° Siren 330068296	France	100.00	99.99	100.00	99.99	100.00	99.99
Sonimm 87 rue de Richelieu, 75002 Paris N° Siren 305443350	France	100.00	99.99	99.96	99.96	99.96	99.96
Vernon 87 rue de Richelieu, 75002 Paris N° Siren 377679774	France	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Lamartine 87 rue de Richelieu, 75002 Paris N° Siren 390239374	France	100.00	99.99	100.00	99.99	100.00	99.99
SARL de l'Etoile 87 rue de Richelieu, 75002 Paris N° Siren 399111103	France	100.00	99.99	100.00	99.96	100.00	99.96
SNC Suffren Fédération 87 rue de Richelieu, 75002 Paris N° Siren 410167985	France	100.00	99.99	100.00	99.99	100.00	99.99
SA Etoile Foncière et Immobilière 87 rue de Richelieu, 75002 Paris N° Siren 378601546	France	100.00	100.00	100.00	100.00	100.00	100.00
AGF Favart 87 rue de Richelieu, 75002 Paris N° Siren 377679857	France	100.00	99.99	100.00	99.99	100.00	99.99
AGF Saint-Marc 87 rue de Richelieu, 75002 Paris N° Siren 393109186	France	100.00	99.99	99.98	99.97	100.00	99.99
Kléber Passy 87 rue de Richelieu, 75002 Paris N° Siren 388835423	France	100.00	99.98	100.00	99.98	100.00	99.98
Kléber Poincaré 87 rue de Richelieu, 75002 Paris N° Siren 390239085	France	100.00	99.98	100.00	99.98	100.00	99.98
SNC Kléber Mirabeau 87 rue de Richelieu, 75002 Paris N° Siren 398488809	France	100.00	99.99	100.00	99.99	100.00	99.99
Allianz Bercy 16/18 avenue du Général de Gaulle 94200 Charenton Le Pont N° Siren 380849836	France	100.00	100.00	100.00	10.00	100.00	100.00

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Phénix Immobilier 87 rue de Richelieu, 75002 Paris N° Siren 334248028	France	100.00	99.99	100.00	99.99	100.00	99.99
SA du Hameau 87 rue de Richelieu, 75002 Paris N° Siren 413931536	France	100.00	99.99	100.00	99.99	100.00	99.99
SA 38 Opéra 87 rue de Richelieu, 75002 Paris N° Siren 393478407	France	100.00	99.99	100.00	99.99	100.00	99.99
SA 48 ND Victoires 87 rue de Richelieu, 75002 Paris N° Siren 393479159	France	100.00	99.98	100.00	99.98	100.00	99.98
AGF Immobilier 87 rue de Richelieu, 75002 Paris N° Siren 632024527	France	100.00	99.99	100.00	99.99	100.00	99.99
Cofetrans 87 rue de Richelieu, 75002 Paris N° Siren 414057034	France	100.00	100.00	100.00	100.00	100.00	100.00
EURL 20/22 rue Le Peletier 87 rue de Richelieu, 75002 Paris N° Siren 389118043	France	100.00	99.98	100.00	99.98	100.00	99.998
EURL 30/31 rue Le Peletier 87 rue de Richelieu, 75002 Paris N° Siren 393099338	France	100.00	99.98	100.00	99.98	100.00	99.998
SARL Lafitte Victoire 87 rue de Richelieu, 75002 Paris N° Siren 389107442	France	100.00	99.99	100.00	99.99	100.00	99.99
EURL 5, rue Villebois Mareuil 87 rue de Richelieu, 75002 Paris N° Siren 389117979	France	100.00	99.98	100.00	99.98	100.00	99.998
Allianz Immo 3 EURL 87 rue de Richelieu, 75002 Paris N° Siren 403209919	France	100.00	99.98	100.00	99.98	100.00	99.998
SCCV 33, rue Lafayette (19) 87 rue de Richelieu, 75002 Paris N° Siren 414057034	France	100.00	99.99	100.00	99.99	100.00	99.99
SAS Laennec (29) 153 rue de la Pompe, 75016 Paris N° Siren 442116752	France	100.00	99.99				
BIC 26 rua Luiz Coelho 01309-900 Consolaçao, Sao Paulo	Brazil	100.00	100.00	100.00	100.00	100.00	100.00
Richelieu (20) Hendaya 60, Las Condes, Santiago	Chile					46.60	46.60
ImmoSpain Avenida de Burgos, N° 16 28036 Madrid	Spain	60.00	59.99	60.00	59.99	60.00	59.99
Arlon 99 rue des Trevires, 2628 Luxembourg	Luxembourg	100.00	94.19	100.00	92.46	100.00	90.73
Euro Drukker Beheer Rokin 69 1012 KL Amsterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
ITEB BV (21) Antwerpseweg 3 2803 Gouda	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00
Havelaar Drukker Beheer (17) Kamer 1054 WTC Beursplein 37 3011 AA Rotterdam	Netherlands	100.00	100.00	100.00	100.00	100.00	100.00

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Banking companies							
AGF Financement 2 87 rue de Richelieu, 75002 Paris N° Siren 392087284	France	60.00	59.99	60.00	59.99	60.00	59.99
AGF Asset Management (11) 87 rue de Richelieu, 75002 Paris N° Siren 352820252	France	99.84	99.83	99.46	99.44		
W Finance (2) (11) 14 rue Halévy, 75009 Paris N° Siren 702022443	France	99.99	99.98	99.99	99.98		
AGF Alternative Asset Management (AAAM) (11) 14 rue Halévy, 75009 Paris N° Siren 322491309	France	66.44	66.44	66.44	66.43		
Athéna Gestion (11) 87 rue de Richelieu, 75002 Paris N° Siren 352375302	France	99.94	99.77	99.92	99.36		
Athéna Finance (11) (15) 87 rue de Richelieu, 75002 Paris N° Siren 393307798	France			99.99	99.99		
AGF Finance Distribution (11) (26) 87 rue de Richelieu, 75002 Paris N° Siren 403798085	France			99.93	99.91		
Banque AGF 16, rue Ambroise Croizat, 93200 Saint Denis La Plaine N° Siren 572199461	France	100.00	100.00	100.00	100.00	100.00	100.00
Logiphix (Groupe Banque AGF) c/o Eurotitrisation 20 rue Chauchat, 75009 Paris	France	100.00	100.00	100.00	100.00	100.00	100.00
Entenial (2) 73 rue d'Anjou, 75008 Paris N° Siren 562064352	France	72.16	72.16	72.15	72.15	72.15	72.15
Phénix Développement Gestion (11) 87, rue de Richelieu, 75002 Paris N° Siren 344622170	France	100.00	99.99	100.00	99.99		
AGF Private Equity (11) 87 rue de Richelieu, 75002 Paris N° Siren 414735175	France	100.00	99.99	99.99	99.44		
SNC AGF Clearing (24) 87 rue de Richelieu, 75002 Paris N° Siren 394514905	France	100.00	100.00				
AGF Belgium Bank 35 rue de Laeken, 1000 Brussels	Belgium	100.00	94.19	100.00	92.46	100.00	90.73
Banco AGF SA 26 Rua Luiz Coelho 01309-900 Consolacao, Sao Paulo	Brazil	100.00	89.83	100.00	93.56	100.00	90.01
Banco AGF Braseg 26 Rua Luiz Coelho 01309-900 Consolacao, Sao Paulo	Brazil					100.00	89.45
Immobiliaria Driavena Generencia General, Piso 1 Avenida Andres Bello, Caracas	Venezuela	100.00	96.97	100.00	96.97	100.00	96.97

(1) Sold to Allianz on 28 December 2001.
(2) Detail on the scope of consolidation of Euler, Entenial, W Finance is provided at the end of this note.
(3) Change in consolidation method in light of security purchases in late 2000.
(4) New company consolidated retroactively to 1 January 2000.
(5) Entered consolidation at 1 January 2000 (formerly AGF 12 X).
(6) Entered consolidation subsequent to the acquisition of Zwolsche Algemeene in late 2000.
(7) AGF Santé created in the 2nd half of 2001.
(8) Cyberseguros merged with Colseguros Generales at the end of October 2001 retroactively to 1 January 2001.
(9) Acquired by SNA.
(10) Exited scope of consolidation in 2001.
(11) This company changed segments after adoption of new methodology.
(12) Fully consolidated following adoption of new methodology.
(13) Entered scope of consolidation on 31 December 2001.
(14) SNC Kleber and SNC Drouot were liquidated in the 1st quarter of 2001.
(15) Consolidation method changed from 1 January 2001.
(16) AGF International BV has absorbed Arsa, with the merged entity assuming the name Arsa BV.
(17) RAS Participations BV was absorbed by Havelaar Drukkar Beheer BV, effective retroactively as of 1 January 2001.
(18) Consolidation of Allianz AGF MAT at 31 December 2000, which holds 25 % of Tindall Riley Marine LTD.
(19) Company created in 2000 subsequent to the contribution of buildings.
(20) Company sold at the end of the 2nd quarter 2001.
(21) IIEB was absorbed by N en V, which changed names and became IIEB BV.
(22) OKassurance was absorbed by Qualis and all assets transferred. The merger took effect on 1 January 2002.

(23) Ewa Life shares held by AGF Holding and AGF Vie were sold in the 4th quarter of 2002 to AGF Life Luxembourg.
(24) SNC AGF Clearing was reclassified as a banking company.
(25) Athéna Finance was dissolved without liquidation on 7 June 2002
(26) AGF Finance Distribution was absorbed by AGF Asset Management as of 1 January 2002.
(27) Liquidation of AGF Retraite.
(28) AGF Holding has sold 50% of its stake in Rhin et Moselle to MAAF. Rhin et Moselle has acquired 100% of HCS and HGS from the MAAF Group. Rhin et Moselle has become SC Holding, and the new entity has been proportionally consolidated.
(29) Company acquired by AGF Vie on 18 July 2002.
(30) Arcalis has contributed the portfolio of insurance policies resulting from its commercial partnership with Oddo to Stano, a subsidiary of AGF, which has assumed the name Generation Vie.
(31) Entered the scope of consolidation as of 31 December 2002.
(32) Allianz Vie Immo 1 has become Allianz France.
(33) SFR has contributed its "Legal Protection" business to Protexia France, with retroactive effect to 1 January 2001. The company was dissolved without liquidation on 14 November 2002
(34) CAP has become AGF Epargne Salariale
(35) AGF International SARL was absorbed by AGF International SA as of 1 October 2002.
(36) Zwolsche Algemeene Holding has merged with Royal Nederland Holding. The merged entity has assumed the name of Allianz Nederland Holding.

Proportionally consolidated companies

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Fenix Directo Calle Albacete 5 28027 Madrid	Spain	50.00	48.31	50.00	48.30	50.00	48.23
Allianz Seguros C/Tarragona, 109 08014 Barcelona	Spain	50.00	48.31	50.00	48.30	50.00	48.23
Eurovida Calle José Ortega y Gasset n°29 28006 Madrid	Spain	50.00	25.50	50.00	25.50	50.00	25.50
Protexia International (1) 11 rue Beaumont L - 1219 Luxembourg	Luxembourg					50.00	49.99
Groupe Mondial Assistance (2) Hagenholzstrasse 85B Postfach, 8050 Zurich	Switzerland	50.00	50.00	50.00	50.00	50.00	50.00
Other activities							
SC Holding (3) 87 rue de Richelieu, 75002 Paris N° Siren 403213838	France	50.04	50.04				
Inverfenix Paseo de la Castellana n°33 28046 Madrid	Spain	50.00	48.31	50.00	48.30	50.00	48.23
EFE Paseo de la Castellana n°33 28046 Madrid	Spain	50.00	48.31	50.00	48.30	50.00	48.23
AGF Ras Holding BV Keizersgracht 484 1017 EH Amsterdam	Netherlands	50.00	50.00	50.00	50.00	50.00	50.00
Météo Transformer LTD 22 Grenville Street ST Helier Jersey JE4 8PX	United Kingdom	50.00	49.99	50.00	50.00		

(1) Protexia International has exited the AGF scope of consolidation.
(2) Detail on the scope of consolidation of the Mondial Assistance Group is provided at the end of this note.
(3) Rhin et Moselle has become SC Holding and its method of consolidation has changed from full to proportional.

Companies accounted for under the equity method

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Insurance and reinsurance companies							
Arab International Life Insurance (1) Saridar Bldg 92, Tahir St. Dokki, Giza 12311 Batiment Saridar, PO Box 2704 Cairo	Egypt	44.00	39.66	34.10	39.18		
MBA Life (2) Levels 40, Menara Lion, 165 Jalan Ampang 50780 Kuala Lumpur	Malaysia					22.54	22.54
MBA Non Life (2) Levels 40, Menara Lion, 165 Jalan Ampang 50780 Kuala Lumpur	Malaysia					22.54	22.54
Tindall Riley Marine Ltd (3)	United Kingdom	25.00	25.00	25.00	25.00	25.00	25.00
Astrée 45 avenue Kheireddine Pacha 1002 Tunis Belvedere	Tunisia	42.08	42.08	22.87	22.87	22.87	22.87

	Country	31.12.2002		31.12.2001		31.12.2000	
		% control	% interest	% control	% interest	% control	% interest
Banking companies							
Oddo & Cie (Banque AGF Group) (4) 12 bld de la Madeleine, 75009 Paris N° Siren 652027384	France	26.98	26.98	26.98	26.98	26.98	26.98
Sophia (5) 63 avenue des Champs-Elysees, 75008 Paris N° Siren 315228163	France					28.83	28.81
Property companies							
Sophia (5) (6) 63 avenue des Champs-Elysees, 75008 Paris N° Siren 315228163	France	29.79	29.27	27.48	28.91		
Gecina (6) 2 ter boulevard Saint Martin, 75473 Paris Cedex 10 N° Siren 592014476	France	23.82	23.39	31.70	33.27	32.78	32.74
PHRV (6) (7) 184 rue de la Pompe, 75116 Paris N° Siren 394336635	France	29.39	29.39	24.87	29.45	24.87	24.87
Cofitem (6) (7) 184 rue de la Pompe, 75116 Paris N° Siren 331250472	France	22.00	22.00	22.00	22.00	21.99	21.99
Other activities							
SA du Château Larose Trintaudon (8) Chateau Larose Trintaudon 33112 Saint Laurent de Meduc N° Siren 308364645	France					99.69	99.69
Vina de Larose (8) Hendaya 60 - Piso 4 - Santiago	Chile					56.92	56.74
Larose Trintaudon Chile SA (8) Hendaya 60 - Piso 4 - Santiago	Chile					100.00	99.69
AGF Atlantico Plaza Santa Maria Soledad Torres Acosta, 2 28004 Madrid	Spain	24.15	24.15	24.12	24.15	24.12	24.12
Europensiones Calle Jose Ortega y Gasset n°29, 28006 Madrid	Spain	24.50	24.50	24.50	24.50	24.50	24.50

(1) Entered the scope of consolidation on 31 December 2001.

(2) Deconsolidated as of 1 January 2001, disposal in process.

(3) Consolidated following acquisition by Allianz AGF Mat.

(4) Oddo is included in Banque AGF's scope of consolidation

(5) Following a capital increase subscribed by Société Générale, Sophia went from full consolidation in 1999 to equity consolidation in 2000. Classified under banking activities in 2000. Sophia has now been reclassified under property activities.

(6) Detail on the scope of consolidation of the Sophia, Gecina, de PHRV et de Cofitem groups is provided at the end of this note.

(7) Consolidated on the equity method from 1 January 2000

(8) Fully consolidated following adoption of the new methodology

Scope of consolidation of Euler Hermes Group

	Country	Consolidation method	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest	31.12.2000 % control	31.12.2000 % interest
Euler Holding 1 rue Euler, 75008 Paris N° Siren 552040594	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler - Sfac 1, 3, 5 rue Euler, 75008 Paris N° Siren 348920596	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler - Sfac Crédit 1 rue Euler, 75008 Paris N° Siren 388236853	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler - Sfac Recouvrement 1 rue Euler, 75008 Paris N° Siren 388238026	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Financière Euler (3) 5 rue Euler, 75008 Paris N° Siren 388093064	France	Full			100.00	100.00	100.00	100.00
Euler Services 1 rue Euler, 75008 Paris N° Siren 414960377	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler - Sfac Asset Management 1 rue Euler, 75008 Paris N° Siren 422728956	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Tech (ex. Financière Lens) (1) 1 rue Euler, 75008 Paris N° Siren 388237091	France	Full	100.00	100.00	100.00	100.00		
Codinf Services (1) 29 rue Delizy, 93500 Pantin N° Siren 341693778	France	Full	51.13	51.12	50.73	50.73		
Cerip France (1) 55 rue Pierre Charron, 75008 Paris N° Siren 324551936	France	Full	63.35	63.35	63.38	63.38		
Bilan Services (1) 25 boulevard des Bouvets, 92000 Nanterre N° Siren 333192631	France	Full	66.00	50.00	50.00	50.00		
Codinf (ex Financière Euclide) (2) 29 rue Delizy, 93500 Pantin N° Siren 428710891	France	Full	99.99	99.99				
Financière Européenne d'Affacturage Tour d'Asnières, 4 avenue Laurent Cely, 92608 Asnières N° Siren 642041560	France	Proportional	50.00	50.00	50.00	50.00	50.00	50.00
Eurofactor (Société Française de Factoring - SFF) Tour d'Asnières, 4 avenue Laurent Cely 92608 Asnières N° Siren 642041560	France	Proportional	48.54	48.54	47.80	47.80	47.80	47.80
Crédit Lyonnais Eurofactor Services (3) 19 Boulevard des Italiens, 75002 Paris	France	Proportional			47.80	47.80	47.80	47.80
Elysées Factor (1) 104 avenue des Champs Elysées, 75008 Paris N° Siren 414141846	France	Equity	34.00	17.00	16.50	16.50		
Eurofactor AG Froschutzstrasse 94, 81927 Munchen	Germany	Proportional	48.54	48.54	47.80	47.80	47.80	47.80
Hermes Kreditvers. AG Hamb. (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Euler & Hermes Germany GmbH (4) Koniginstrasse 28, 80802 Munich	Germany	Full	100.00	100.00				
Hermes Beteiligungen GmbH (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes Risk Management Verw. (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes Foderungsmanagement (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				

	Country	Consolidation method	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest	31.12.2000 % control	31.12.2000 % interest
Hermes Fin. Dienstleistg (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes Inform. Dienstleistg (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes E-Business GmbH (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes Rating GmbH (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Pylon A.G. (4) Rolmerswiete 11, Hamburg	Germany	Equity	35.00	35.00				
Hermes Risk Management Hamb. (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Hermes Vers. Beteilig Hamb (4) Friedensallee 254, Hamburg	Germany	Full	100.00	100.00				
Prisma Kreditversicherungs A.G. (4) Heiligenstädter Straße 201, Vienna	Austria	Equity	42.20	42.20				
Euler - Cobac Belgium Rue Montoyer, 15 1000 Brussels RC Brussels 31 955	Belgium	Full	70.00	69.99	70.00	70.00	70.00	70.00
Cobac Services Belgium Rue Montoyer, 15 - 1000 Brussels RC Bruxelles 45 8033	Belgium	Full	100.00	70.00	100.00	70.00	100.00	70.00
Eurofactor Belgique 140 Avenue Louise, 1050 Brussels	Belgium	Proportional	48.54	48.54	47.80	47.80	47.80	47.80
Euler do Brasil Serviços LTDA (1) Alameda Santos 23235 Conj 51 Cerqueira César 01419-002, Sao Paulo	Brazil	Full	100.00	100.00	93.55	93.55		
Euler do Brasil Seguros LTDA (1) Alameda Santos 23235 Conj 51 Cerqueira César 01419-002, Sao Paulo	Brazil	Full	100.00	100.00	96.71	96.71		
Crédit Lyonnais Iberica de Factoring Serrano 21, 28001 Madrid	Spain	Proportional	48.49	48.49	47.80	47.80	47.80	47.80
Euler Crédito y Caucion Paseo de la Castellana 77, 28046 Madrid	Spain	Full	100.00	100.00	100.00	100.00		
Euler Servicios de Crédito Paseo de la Castellana 77, 28046 Madrid	Spain	Full	100.00	100.00	100.00	100.00		
Euler American Crédit Indemnity 100 East Pratt Street, Baltimore MD 21202	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler American Crédit Indemnity Holding 100 East Pratt Street, Baltimore MD 21202	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler American Credit Indemnity Services 100 East Pratt Street, Baltimore MD 21202	United States	Full	100.00	100.00	100.00	100.00	100.00	100.00
Finnish Credit Insurance Company (4) Italahdenkatu 21A, Helsinki	Finland	Equity	33.33	33.33				
Phoenix Credit Insurance SA (4) 340 Kifisias Avenue, Athens	Greece	Equity	34.00	34.00				
Hermes Credit Underwriters Hong Kong (4) 9/F 1 Int. Finance Centre, 01 Harbour View street	Hong Kong	Equity	90.00	90.00				
Hermes Hitelbiztosito Magyar R.T / Hermes Kreditvers. Ungarn (4) Bognar u.11, 1021 Budapest	Hungary	Full	74.89	74.89				
Hermes Consult Penzugyi/Hermes Cons. Finanzserv. Bud (4) Bognar u.11, 1021 Budapest	Hungary	Full	74.90	74.90				
Euler - Siac SPA Via Raffaello Matarazzo 00139 Roma	Italy	Full	100.00	100.00	100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Siac Services SPA Via Raffaello Matarazzo 00139 Roma	Italy	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dimensione SRL Via dei Prati Fiscali 199 00139 Roma	Italy	Full	86.17	86.17	76.16	76.16	76.16	76.16
Hermes & Euler Credit Serv. Japan (4) 33/1 Shiba 05 Chrome - Minato-Ku. Tokyo	Japan	Full	91.00	91.00				
UAB Lietuvos Draudimo Kreditu (4)	Lithuania	Equity	49.00	49.00				
Euler Ré 6B route de Trèves. 02633 Senningerberg	Luxembourg	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler American Credit Indemnity Servicios AV. Ejercito Nacional n°423. 5 Piso Col. Granada. Mexico, DF 11570	Mexico	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Cobac Nederland NV Pettelaarpark 20. Postbus 70571 NL - 5201 CZ's - Hertogenbosch RC Hertogenbosch · 75 555	Netherlands	Full	100.00	76.40	100.00	55.07	100.00	71.89
Euler - Cobac Services BV Pettelaarpark 20, Postbus 70571 NL - 5201 CZ's - Hertogenbosch RC Hertogenbosch · 76 965	Netherlands	Full	100.00	73.13	100.00	62.68	100.00	70.93
Interpolis Services BV Pettelaarpark 20. 5216 PD's-Hertogenbosch Netherlands	Netherlands	Proportional	50.00	38.20	50.00	27.53	50.00	35.95
Interpolis Kredietverzekeringen Pettelaarpark 20. 5216 PD's-Hertogenbosch Netherlands	Netherlands	Proportional	45.00	34.38	45.00	24.78	45.00	32.35
Graydon Holding N.V. (4) Postbus 12525. Amsterdam	Netherlands	Equity	27.50	27.50				
Interborg N.V. (4) Hogehilweg 10G, Amsterdam	Netherlands	Full	60.00	60.00				
Hermes Serwis Ubezp. Kredytow (4) Chocimska Street 17. Warsaw	Poland	Equity	100.00	100.00				
Crédit Lyonnais Eurofactoring Portugal Avenue Duque de Avila. 141. 1050 Lisbon	Portugal	Proportional	48.50	48.50	47.80	47.80	47.80	47.80
Hermes-Kredit Service, Prag (4) 4 Francouzska. Prague	Czech Republic	Equity	100.00	100.00				
Euler Holding UK PLC 1. Canada Square - London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Trade Indemnity PLC 1. Canada Square · London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Hermes International Ltd 1. Canada Square - London E14 5DX	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Trade Indemnity Risk Services Ltd 2 Selsdon Way - London E14 9HQ	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Euler Trade Indemnity Collections Ltd 2 Selsdon Way - London E14 9HQ	United Kingdom	Full	100.00	100.00	100.00	100.00	100.00	100.00
Eurofactor UK 3 Muirfield Crescent - Docklands, London E14 9 GL	United Kingdom	Proportional	48.54	48.54	47.80	47.80	47.80	47.80
Hermes Credit & Guarantee plc (4) Surety House, Lyons Crescent, Tonbridge Kent	United Kingdom	Full	100.00	100.00				
Hermes Kreditforsakring Skandinavian AB (4) Klara Norra Kyrkogata 29 Stockholm	Sweden	Full	100.00	100.00				
Hermes Kreditver. Serv. Zur (4) Dreikonigstr 31a. Zurick	Sweden	Full	100.00	100.00				

(1) Entered the scope of consolidation on 31 December 2001.
(2) Entered the scope of consolidation on 30 June 2002
(3) Deconsolidated as of 31 December 2002.
(4) Entered the scope of consolidation as of 31 December 2002.
Under a securitisation agreement, Eurofactor has contributed its receivables to two joint receivables funds. FCC Winner and Securifact. The receivables amount for FCC Winner stood at 303,332 thousand euros at 31 December 2001 and at 16,622 thousand euros for Securifact at 29 December 2001. These joint receivables funds are not included in the scope of consolidation since there is no equity relationship between the funds and the Euler Group.

Scope of consolidation of Entenial Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Entenial 73 rue d'Anjou 75381 Paris cedex 08 N° Siren 562064352	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Comptoir Financier de Garantie (CFG) 37 boulevard Vauban, 78280 Guyancourt N° Siren 330316376	France	Full	100.00	100.00	100.00	100.00	99.99	99.99
Investimur nouvelle 16, rue Volney, 75002 Paris cedex 02 N° Siren 412600307	France	Full	100.00	100.00	100.00	100.00	99.99	99.99
Soréga 37 boulevard Vauban, 78280 Guyancourt N° Siren 329893697	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sipari Volney 37 boulevard Vauban, 78280 Guyancourt N° Siren 330013707	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Gramat Balard 37 boulevard Vauban, 78280 Guyancourt N° Siren 389699471	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
ICDE (1) 37 boulevard Vauban, 78280 Guyancourt N° Siren 305097628	France	Full					99.99	99.99
Sipari 37 boulevard Vauban, 78280 Guyancourt N° Siren 305097446	France	Full	100.00	100.00	100.00	100.00	99.99	99.99
Comptoir des Entrepreneurs Patrimoine (2) 37 boulevard Vauban, 78280 Guyancourt N° Siren 383676681	France	Full					100.00	100.00
Foncière du Comptoir des Entrepreneurs (1) 37 boulevard Vauban, 78280 Guyancourt N° Siren 383699824	France	Full					100.00	100.00
Gaillon Participations (1) 37 boulevard Vauban, 78280 Guyancourt N° Siren 391593183	France	Full					100.00	99.99
Gaillon Britannia 37 boulevard Vauban, 78280 Guyancourt N° Siren 392030359	France	Full	100.00	100.00	100.00	100.00	100.00	99.99
Groupe Vendôme Investissements 16 rue Volney, 75008 Paris N° Siren 349019414	France	Full	100.00	100.00	100.00	100.00	99.99	99.99
Vauban Mobilisations Garantie 223 rue St Honore 75001 Paris N° Siren 399343300	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sofipar (4) 45 rue Cambon, 75001 Paris N° Siren 331786723	France	Equity	25.00	100.00	25.00	100.00	25.00	100.00
Sofichar (5) 44/46 allee Gambetta 92110 Clichy N° Siren 542077920	France	Equity					20.00	20.00
Capri Residences L'Atrium 6, place Abel Gance 92652 Boulogne N° Siren 784606576	France	Equity	35.00	35.00	35.00	35.00	35.00	35.00
Entenial Placement (3) (5) 73 rue d'Anjou 75381 Paris cedex 08 N° Siren 431654234	France	Full					100.00	100.00
Quatrinvest (6) 223 rue St Honore, 75001 Paris N° Siren 415226141	France	Full	100.00	100.00	100.00	100.00		
Serexim (6) 73 rue d'Anjou, 75008 Paris N° Siren 383700119	France	Full	100.00	100.00	100.00	100.00		
Activim (6) 73 rue d'Anjou, 75008 Paris N° Siren 352882020	France	Full	99.80	99.80	99.80	99.80		
Régie Immobilière de la Ville de Paris (6) 4 place Saint Thomas, 75341 Paris cedex 07 N° Siren 552032708	France	Equity	27.64	27.64	27.64	27.64		

(1) Merged as of 31 December 2001.
(2) Exited the scope of consolidation during first half of 2001.
(3) Entered the scope of consolidation as of 31 December 2000, dedicated SICAV fund created in May 2000.
(4) The percent interest used was determined by reference to securities bought by this company deriving from assisted loans managed by Entenial
(5) *Exited the scope of consolidation as of 31 December 2001.*
(6) Entered the scope of consolidation as of 31 December 2001.

Scope of consolidation of Sophia Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Sophia SA 63 avenue des Champs-Elysées, 75008 Paris N° Siren 315228163	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Sophia Bail 29 boulevard Haussmann, 75009 Paris N° Siren 343183901	France	Equity	49.00	49.00	49.00	49.00	49.00	49.00
Sophia Mur (1) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 348679382	France	Full					100.00	100.00
SCI Champs Elysées Vernet 63 avenue des Champs-Elysees, 75008 Paris N° Siren 428432348	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Boulogne Pont de Sèvres 63 avenue des Champs-Elysees, 75008 Paris N° Siren 306591306	France	Full	100.00	100.00	49.99	49.99	50.00	50.00
SCI Interprovence 63 avenue des Champs-Elysees, 75008 Paris N° Siren 408956647	France	Full	100.00	100.00	100.00	100.00	100.00	99.50
SCI Interallonnes 63 avenue des Champs-Elysees, 75008 Paris N° Siren 408956191	France	Full	100.00	100.00	100.00	100.00	100.00	99.50
SCI Intergrandstade 63 avenue des Champs-Elysées, 75008 Paris N° Siren 408956423	France	Full	100.00	100.00	100.00	100.00	100.00	99.50
SCI Inter La Plaine 63 avenue des Champs-Elysées, 75008 Paris N° Siren 414804468	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Inter Ivry 63 avenue des Champs-Elysees, 75008 Paris N° Siren 412558916	France	Full	100.00	100.00	100.00	100.00	100.00	99.50
SCI Interparisud IV 63 avenue des Champs-Elysees, 75008 Paris N° Siren 408956311	France	Full	100.00	100.00	100.00	100.00	100.00	99.50
SCI 60/62 rue du Louvre (5) 63 avenue des Champs-Elysees, 75008 Paris N° Siren 399667765	France	Full			100.00	100.00	100.00	100.00
SC Le Bas Noyer 63 avenue des Champs-Elysées, 75008 Paris N° Siren 348830050	France	Full	93.75	93.75	93.75	93.75	93.75	93.75
SCI Marne Brossolette 63 avenue des Champs-Elysées, 75008 Paris N° Siren 400117438	France	Proportional	50.00	50.00	50.00	50.00		
SCI rue Lord Byron 63 avenue des Champs-Elysées, 75008 Paris N° Siren 417618964	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Lyon Berry 63 avenue des Champs-Elysees, 75008 Paris N° Siren 417902582	France	Full	100.00	100.00	100.00	100.00	57.00	100.00
SAS Financière Wilson 63 avenue des Champs-Elysees, 75008 Paris N° Siren 414974287	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Wilson 63 avenue des Champs-Elysées, 75008 Paris N° Siren 348402728	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SARL CB 16 Développement 63 avenue des Champs-Elysées, 75008 Paris N° Siren 423610922	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Tour PB 2 (7) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 432472934	France	Full			100.00	100.00	100.00	100.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Sophia Conseil SA 63 avenue des Champs-Elysées, 75008 Paris N° Siren 340038413	France	Full	99.76	99.76	99.76	99.76	99.80	99.80
Patriges Villiers SA 63 avenue des Champs Elysées, 75008 Paris N° Siren 393337506	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Paris Espace Hôtel SA 63 avenue des Champs-Elysées, 75008 Paris N° Siren 393338157	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA SIFP 63 avenue des Champs-Elysées, 75008 Paris N° Siren 722070018	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA Patriges Cap d'Ail 63 avenue des Champs-Elysées, 75008 Paris N° Siren 394310387	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Tour 21/24 63 avenue des Champs Elysées, 75008 Paris N° Siren 423554427	France	Full	60.00	60.00	60.00	60.00	60.00	60.00
Financière Michelet 63 avenue des Champs-Elysées, 75008 Paris N° Siren 341103323	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Cristal Parc (2) 13 rue des Emeraudes, 69006 Lyon N° Siren 382316883	France	Proportional					50.00	50.00
Genécommerce 63 avenue des Champs-Elysées, 75008 Paris N° Siren 328296892	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Hôtel, 37 Place René Clair 63 avenue des Champs-Elysées, 75008 Paris N° Siren 393774187	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA Sobater 63 avenue des Champs-Elysées, 75008 Paris N° Siren 377593306	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Gesnov (3) 63 avenue des Champs-Elysées, 75008 Paris N° Siren 380769588	France	Full	99.97	99.97	99.97	99.97		
Sogéprom (3) Tour "les miroirs" Bat D La défense III 18 avenue d'Alsace, 92400 Courbevoie N° Siren 722065257	France	Equity	30.00	30.00	30.00	30.00		
SCI Austerlitz 2000 (6) 14 rue Garnier, 92200 Neuilly sur Seine N° Siren 3082707420	France	Full	100.00	100.00				
SA Arlon Développement (4) Av Marcel Thiry, 204 Woluwe-St-Lambert, 1200 Brussels N° Siren 444527937	Belgium	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA Science Développement (4) Av Marcel Thiry, 204 Woluwe-St-Lambert, 1200 Brussels N° Siren 444528036	Belgium	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dennington Champs Elysées BV Strawinskylaan 3105, Amsterdam 1077ZX N° Siren 33256460	Netherlands	Full	100.00	100.00	100.00	100.00	100.00	100.00
Dennington Holdings BV (4) Hoekenrode 6-8, 1102 BR Amsterdam Zuidoost	Netherlands	Full	100.00	100.00	100.00	100.00	100.00	100.00

(1) Absorbed by Sophia SA as of 31 December 2001.
(2) Deconsolidated.
(3) Companies acquired in the 1st half of 2001.
(4) Acquired in 2000
(5) SCI 60/62 rue du Louvre dissolved on 14 June 2002.
(6) Company acquired on 21 March 2002.
(7) SCI Tour PB2 dissolved on 23 December 2002.

Scope of consolidation of Mondial Assistance Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
MASA (5) 2 rue Fragonard, 75017 Paris N° Siren 301763116	France	Full	100.00	99.99		85.00		86.00
Saenas International 2 rue Fragonard, 75017 Paris N° Siren 353336134	France	Full	100.00	99.98		86.00		86.00
Elucydée Les Mercuriales, 40 avenue Jean-Jaures, Tour du Levant, 93176 Bagnolet N° Siren 383828142	France	Full	100.00	98.60		53.32		53.32
Elvia Société d'Assurances de Voyages 153 rue du Faubourg St Honoré, 75381 Paris cedex 08 N° Siren 582075438	France	Full	100.00	100.00		100.00		100.00
France Secours International Assistance (FSIA) Tour Gallieni II, 36 avenue Charles de Gaulle 93175 Bagnolet Cedex N° Siren 712044973	France	Full	100.00	85.98		70.50		70.50
Gestion Télésécurité Service (GTS) 81 rue Pierre Sémard, 92324 Chatillon Cedex N° Siren 330377193	France	Full	100.00	97.27		53.32		53.32
Sage 175 rue Blomet, 75015 Paris N° Siren 325785285	France	Full	100.00	97.27		53.32		53.32
Mondial Assistance France (MAF) 2 rue Fragonard, 75807 Paris Cedex 17 N° Siren 351431937	France	Full	100.00	93.24		76.50		76.50
Société Française de Dépannage et de Services (SFDS) Immeuble Le Quintet, 4 rue Danjou Building C, 2nd floor, 92100 Boulogne N° Siren 325348217	France	Full	100.00	93.66		68.80		68.80
Société Européenne de Protection et de Service d'Assistance à Domicile (SEPSAD) 67 Boulevard Bessières, 75017 Paris N° Siren 418717666	France	Full	100.00	54.49		29.90		29.90
Mondiale Assistance Reunion Island (BSA) 11 rue Roland Garros, 97400 Saint Denis N° Siren 403195712	France	Full	100.00	97.41		31.99		31.99
Saenas East Asia 2 rue Fragonard, 75017 Paris N° Siren 394944664	France	Full	100.00	99.99		86.00		66.00
Saenas Developpement 190 ter avenue de Clichy, 75017 Paris N° Siren 342596012	France	Full	100.00	97.29		53.32		53.32
Société de Services Communs (2) 14, Bld Poissonniere, 75009 Paris N° Siren 440178204	France	Full	100.00	93.66				
Mondial Service (M.S. GmbH) Mainzer Strasse 75, 65189 Wiesbaden N° Siren HRB 7122	Germany	Full	49.99	49.99		86.00		86.00
SBAI Germany (1) Mainzer Strasse 75, 65189 Wiesbaden	Germany	Full	100.00	94.14		100.00		
Codima Stationsweg 15, 3972 KA Driebergen N° Siren H142224000	Germany	Full				86.00		86.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Elvia Assistance GmbH Ludmillastrasse 26, 81536 Munich	Germany	Full				100.00		100.00
Elvia Travel Insurance Ludmillastrasse 26, 81543 Munich	Germany	Full	100.00	100.00		100.00		100.00
Mondial Assistance Deutschland GmbH (1) Riedenburger Strasse 2, 81677 Munich	Germany	Full	49.99	49.99		100.00		
Mondial Assistance Holding Germany (1) Riedenburger Strasse 2, 81677 Munich	Germany	Full	49.99	49.99		100.00		
Mercosul Assistance Argentine Pte Julio A.Roca 620, 1 y 2 Piso, 1067 Buenos Aires N° Siren 10000788	Argentina	Full	100.00	100.00		86.00		88.00
Worldcare Assist (1) Level 1, 17-19 Lissner Street Toowong, OLD 4066	Australia	Full	100.00	100.00		100.00		
Mondial Assistance Holding Australia (1) Level 1, 17-19 Lissner Street Toowong, OLD 4066	Australia	Full	100.00	100.00		100.00		
Elvia Assistance GmbH Mariahilfer Strasse 20, 1070 Vienna	Austria	Full	100.00	100.00		100.00		100.00
Elvia Travel Insurance Mariahilfer Strasse 20, 1070 Vienna	Austria	Full	100.00	100.00		100.00		100.00
Société Belge d'Assistance Internationale (SBAI) Bld de la Plaine 9, 1050 Brussels N° Siren 438767	Belgium	Full	100.00	94.14		55.90		55.90
Sociétés Belges des Services Téléphoniques (SBST) Bld de la Plaine 9, 1050 Brussels N° Siren 400674	Belgium	Full	100.00	94.43		77.40		77.40
Elvia Travel Insurance Bld de la Plaine 9, 1050 Brussels	Belgium	Full	100.00	100.00		100.00		100.00
Mercosul Assistance Brésil Rua Tome de Sousa 15, 09710-240 Centro São Bernardo do Campo - Sao Paulo N° Siren 52910023/0001-37	Brazil	Full	100.00	99.99		80.00		80.00
Compania de Asistancia Sudamericana (CAS) La Concepcion 266 - Piso 4, CHI-Providencia Santiago de Chile N° Siren 21184	Chile	Full	100.00	99.99		64.50		64.50
Casbrok La Concepcion 266 - Piso 4, CHI-Providencia Santiago de Chile N° Siren 10335	Chile	Full	100.00	99.97		64.50		64.50
Sociedad Mundial de Asistencia (SMASA) Calle Albacete 5, Madrid 28027 N° Siren A-2867444	Spain	Full	100.00	99.98		65.36		65.36
Elviaseg Calle Albacete 5, Madrid 28027	Spain	Full	100.00	100.00		100.00		100.00
World Access Service Corporation One Holland Place, 2235 Staples Mill Road, Suite 300 Richmond, VA 23230	United States	Full	100.00	100.00		100.00		100.00
Poly Assistance et Services (PAS) 3 rue Premetis, Athens 17342 N° Siren 159921	Greece	Full	100.00	50.99		43.86		43.86
SBAI (1) 3 rue Premetis Athens 17342	Greece	Full	100.00	94.14		100.00		
Elvia Hungary	Hungary	Full	100.00	100.00		100.00		100.00
Assistance & Services Corporation of Ireland (ASCI) Mondial House Whitefriars Aungier Street, Dublin 2 N° Siren 163174	Ireland	Full	100.00	99.98		43.85		43.86

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Sias / Permatel, **Societa Italiana di Assicurazioni e Riassicurazioni (4)** Viale Palmiro Togliatti, 1625, 00155 Roma N° Siren Sias : 487313, Permatel : 755756	Italy	Full				Sias 59.30 Permatel 59.30		Sias 59.30 Permatel 59.30
Mondial Assistance Italia Ltd (Elvia Assistance SPA) Via Ampere 30, 20131 Milan	Italy	Full	100.00	100.00		100.00		100.00
Elvia Service SRL Via Ampere 30, 20131 Milan	Italy	Full	100.00	100.00		100.00		100.00
Mondial Assistance Italy Via Ampere 30, 20131 Milan	Italy	Full	100.00	100.00		100.00		100.00
Compagnia Europea d'Assicurazione SPA (3) Via Emanuele Filiberto 3, I-20149 Milan	Italy	Full				100.00		100.00
Mondial Assistance Japan (AS 24) n°2 Daini Toranomon Denki building 5 F, 3-1-10 Toranomon Minato Ku 1 Tokyo 105 N° Siren 003881	Japan	Full	100.00	89.98		77.40		77.40
Sacnas Ré 5, place de la Gare, 1616 Luxembourg N° Siren 849516	Luxembourg	Full	100.00	99.99		86.00		86.00
ISAAF Lotissement de la CIVIM - Lot n°131, route de l'Aéroport, M-Q.I. Sidi Maârouf, Casablanca N° Siren 40225	Morocco	Full	100.00	79.96		68.80		65.80
Mascareignes Service Assistance LTD (MSA) (1) C&R Court - 5 th Floor, 49 Labourdonnais Street, Port Louis	Mauritius	Full	100.00	59.99		100.00		
Elvia Assistance BV Poeldijkstraat 4, NL-1059 VM Amsterdam	Netherlands	Full	100.00	100.00		100.00		100.00
Elvia Travel Insurance Poeldijkstraat 4, NL 1059 VM Amsterdam	Netherlands	Full	100.00	100.00		100.00		100.00
Elvia Travel Insurance International Poeldijkstraat 4, NL-1059 VM Amsterdam	Netherlands	Full	100.00	100.00		100.00		100.00
SBAI (1) Stationsweg 15, NL 3972 KA Driebergen	Netherlands	Full	100.00	94.14		100.00		
Dutch International Mobility Assistance (DIMA) Postbus 220, 3970 AE, Driebergen N° Siren 30096198	Netherlands	Full	100.00	100.00		85.00		86.00
Elvia SP.ZO.O. Ulica Solec 22, PL 00-410 Warsaw	Poland	Full	100.00	100.00		100.00		100.00
Elviassist Serviços de Assistência LDA Campo Grande 28-10°E, 1700 - 093 Lisbon	Portugal	Full	100.00	100.00		100.00		100.00
Mondial Assistance United Kingdom (MAUK) Mondial House, 102 George Street CR 96 HD Croydon Surrey N° Siren 1710361	United Kingdom	Full	100.00	99.98		85.00		86.00
World Access (Asia) Pte LTD (1) 143 Cecil Street, 13-01 GB Building Singapore 069 542	Singapore	Full	100.00	100.00		100.00		
Elvia Assistance Ceska Republica (SRO) Na Maninach 7, CZ 170 00 - Praha 7	Slovakia	Full	100.00	100.00		100.00		100.00
Elvia Travel Insurance Headquarters Hagenholzstrasse 85B Postfach, 8050 Zurich	Switzerland	Full	100.00	100.00		100.00		100.00
Elvia Travel Insurance Hagenholzstrasse 85B Postfach, 8050 Zurich	Switzerland	Full	100.00	100.00		100.00		100.00
Mondial Assistance (ex Elmonda) Hagenholzstrasse 85B Postfach, 8050 Zurich	Switzerland	Full	100.00	100.00		100.00		100.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Auto Assist Co Ltd (1) 29 th Floor. Grand Amarin Tower, 1550 New Petchaburi Road, Makasan, Rajathevi. Bangkok 10310	Thailand	Full	100.00	95.10		100.00		
SAT Buyukdere Cad. Enka Han 108 - Kat 10. Eesentepe. TRK, 80300 Istanbul N° Siren 367361314943	Turkey	Full	100.00	95.98		65.36		65.36

(1) Entered the scope of consolidation as of 31 December 2001.
(2) Entered the scope of consolidation in the 1st half of 2002.
(3) Merged into Mondial Assistance Italy.
(4) Exited the scope of consolidation in the 1st half of 2002
(5) Sacnas has become MASA.

Scope of consolidation of Gécina Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Gécina 2 ter boulevard Saint-Martin, 75473 Paris cedex 10 N° Siren 592014476	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI 63 avenue de Villiers (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 320852239	France	Full			100.00	100.00	100.00	100.00
SARL Foncigef 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 411405590	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA La Foncière Vendôme (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 391576352	France	Full			100.00	100.00	100.00	100.00
SCI du 159 avenue du Roule (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 320921133	France	Full			100.00	100.00	100.00	100.00
SCI Dupleix-Suffren 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 397600875	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SNC Peupliers-Dassault (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 380522797	France	Full			100.00	100.00	100.00	100.00
SA Union Immobilière et de Gestion 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 414372367	France	Full	99.95	99.95	99.95	99.95	100.00	100.00
La Fourmi Immobilière (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 572178069	France	Full			100.00	100.00	100.00	100.00
SPL 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 397840158	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI Beaugrenelle 2 ter boulevard Saint-Martin, 75010 N° Siren 307961490	France	Full	100.00	100.00	100.00	100.00	83.33	83.33
SCI Tour H15 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 309362044	France	Full	99.34	99.34	83.33	83.33	83.33	83.33

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
SCI SB Acti-Défense (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412120180	France	Full			100.00	100.00	100.00	100.00
SCI SB Nord Pont 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412234197	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI SB Grand-Axe (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412230708	France	Full			100.00	100.00	100.00	100.00
***SCI SB Le Lavoisier* (2)** 2 ter boulevard Saint Martin, 75010 Paris N° Siren 412235939	France	Full			100.00	100.00	100.00	100.00
SCI SB Londres 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412235061	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI SB Miroir (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412231003	France	Full					100.00	100.00
SCI SB Théâtre (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412251415	France	Full					100.00	100.00
Investibail (2) 28 rue Dumont d'Urville, 75116 Paris N° Siren 329970636	France	Full					100.00	100.00
Investibail Transactions 28 rue Dumont d'Urville, 75116 Paris N° Siren 332525054	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
FC Transactions (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 421487364	France	Full					100.00	100.00
Sogécil 29 quai Saint Antoine, 69002 Lyon N° Siren 969502756	France	Full	100.00	100.00	100.00	100.00	99.88	99.88
SGIL 49 rue de la Republique, 69002 Lyon N° Siren 964505218	France	Proportional	36.55	36.55	36.55	36.55	36.55	36.55
SCI Les Peupliers (6) 23 rue du Lyonnais, 69802 Saint-Priest N° Siren 316168499	France	Full			56.62	56.62	56.62	56.62
AIC 29 quai Saint-Antoine, 69002 Lyon N° Siren 351054432	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Foncière de la Cité (2) 28 rue Dumont d'Urville, 75116 Paris N° Siren 403267651	France	Full					100.00	100.00
Sas du 262 boulevard Saint-Germain (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410285464	France	Full					100.00	100.00
***SAS du 266 boulevard Saint-Germain* (2)** 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410285068	France	Full					100.00	100.00
SAS du 86 avenue de Villiers (2) 2 ter boulevard Saint Martin, 75010 Paris N° Siren 410286578	France	Full					100.00	100.00
SAS du 90 avenue de Villiers (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410285290	France	Full					100.00	100.00
SAS du 38-42 avenue de Wagram (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410295042	France	Full					100.00	100.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
SAS du 23 avenue de Niel (2) 2 ter boulevard Saint-Martin 75010 Paris N° Siren 410286298	France	Full					100.00	100.00
SAS du 4 rue Galliera (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410285183	France	Full					100.00	100.00
SAS du 184 rue de Rivoli (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 410285563	France	Full					100.00	100.00
SAS du 73 rue d'Anjou (7) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412697567	France	Full			100.00	100.00	100.00	100.00
SAS du 22-24 rue de Londres (1) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412697476	France	Full					100.00	100.00
SAS du 48 boulevard Malesherbes (2) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412697443	France	Full					100.00	100.00
SAS du 51 boulevard de Strasbourg (7) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412697211	France	Full			100.00	100.00	100.00	100.00
SAS du 37 boulevard de Grenelle (7) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 412693558	France	Full			100.00	100.00	100.00	100.00
SCI 16 VE Investissement 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 352396899	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SCI du 77/81 Boulevard Saint-Germain (3) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 431570530	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS Geciter 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 399311331	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SA 23/29 rue de Chateaudun (4) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 387558034	France	Full	100.00	100.00				
SA 26/28 rue Saint Georges (4) 2 ter boulevard Saint-Martin, 75010 Paris N° Siren 334874260	France	Full	100.00	100.00				
Simco (5) 34 rue de la Féderation, 75015 Paris N° Siren 562811430	France	Full	95.97	95.97				
SCI 24 rue Erlanger (5) 34 rue de la Féderation 75015 Paris N° Siren 430143810	France	Full	95.97	95.97				
SAS Feydeau Bourse (5) 34 rue de la Féderation, 75015 Paris N° Siren 403136666	France	Full	95.97	95.97				
SCI Franco-Russe-Université (5) 34 rue de la Féderation, 75015 Paris N° Siren 410339691	France	Full	95.97	95.97				
GIE Gessi (5) 34 rue de la Féderation, 75015 Paris N° Siren 409790276	France	Full	95.96	95.96				
SCI 38, rue des Jeuneurs (5) 34 rue de la Federation, 75015 Paris N° Siren 429811516	France	Full	95.97	95.97				
SA Locare (5) 34 rue de la Féderation 75015 Paris N° Siren 328921432	France	Full	95.74	95.74				

	Country	Consolidation method	31.12.2002 % control	31.12.2002 % interest	31.12.2001 % control	31.12.2001 % interest	31.12.2000 % control	31.12.2000 % interest
SNC Michelet (5) 34 rue de la Fédération, 75015 Paris N° Siren 419355854	France	Full	95.97	95.97				
SAS Parisienne Immobilière d'Investissement 1 (5) 34 rue de la Fédération, 75015 Paris N° Siren 434021200	France	Full	95.97	95.97				
SAS Parisienne Immobilière d'Investissement 2 (5) 34 rue de la Fédération, 75015 Paris N° Siren 434021309	France	Full	95.97	95.97				
SCI Paris Saint-Michel (5) 34 rue de la Fédération, 75015 Paris N° Siren 344296710	France	Full	95.97	95.97				
SCI 6, rue de Penthièvre (5) 34 rue de la Fédération, 75015 Paris N° Siren 429956493	France	Full	95.97	95.97				
SCI du 150, route de la Reine à Boulogne (5) 34 rue de la Fédération, 75015 Paris N° Siren 399945153	France	Full	95.97	95.97				
SCI 5, rue Royale (5) 34 rue de la Fédération, 75015 Paris N° Siren 429956550	France	Full	95.97	95.97				
SCI Sèvres Bellevue (5) 34 rue de la Fédération, 75015 Paris N° Siren 432858389	France	Full	95.97	95.97				
SCI Termes Opéra (5) 34 rue de la Fédération, 75015 Paris N° Siren 389626821	France	Full	95.97	95.97				
SCI Vouillé-Nanteuil (5) 34 rue de la Fédération, 75015 Paris N° Siren 412066011	France	Full	95.97	95.97				
SA Parigest (5) 34 rue de la Fédération, 75015 Paris N° Siren 642030571	France	Full	95.97	95.97				
SAS Fedim (5) 34 rue de la Fédération, 75015 Paris N° Siren 440363513	France	Full	95.97	95.97				
SA Société des Immeubles de France (5) 34 rue de la Fédération, 75015 Paris N° Siren 572231223	France	Full	95.14	95.14				
SCI du 55 rue d'Amsterdam (5) 34 rue de la Fédération, 75015 Paris N° Siren 382482065	France	Full	95.14	95.14				
SCI Capucines (5) 34 rue de la Fédération, 75015 Paris N° Siren 332867001	France	Full	95.14	95.14				
SCI Delcassé 34 rue de la Fédération, 75015 Paris N° Siren 348931650	France	Full	95.14	95.14				
SCI du 5, rue Montmartre (5) 34 rue de la Fédération, 75015 Paris N° Siren 380045773	France	Full	95.14	95.14				
SPIPM (5) 34 rue de la Fédération, 75015 Paris N° Siren 572098465	France	Full	95.14	95.14				
La Rente Immobilière (5) 34 rue de la Fédération, 75015 Paris N° Siren 306865270	France	Full	57.30	57.30				
SNC du 24, rue Royale (5) 34 rue de la Fédération, 75015 Paris N° Siren 382358653	France	Full	95.14	95.14				
Sadia (5) 34 rue de la Fédération, 75015 Paris N° Siren 572085736	France	Full	95.13	95.13				

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
SCI Saint Augustin Marsolier (5) 34 rue de la Fédération, 75015 Paris N° Siren 382515211	France	Full	95.14	95.14				
Société Hôtel d'Albe (5) 34 rue de la Federation, 75015 Paris N° Siren 542091806	France	Full	95.14	95.14				
SCI Montessuy (5) 34 rue de la Fédération, 75015 Paris N° Siren 423852185	France	Full	95.14	95.14				
Compagnie Foncière de Gestion (5) 34 rue de la Federation, 75015 Paris N° Siren 432028868	France	Full	95.13	95.13				
Foncirente (5) 34 rue de la Federation, 75015 Paris N° Siren 403282353	France	Full	95.14	95.14				

(1) Liquidated.
(2) Merged.
(3) Consolidated as of 1 January 2000.
(4) Consolidated in the 1st half of 2002.
(5) Consolidated as of 15 November 2002
(6) Sold.
(7) Dissolved.

Scope of consolidation of W Finance Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
W Finance 14, rue Halevy, 75009 Paris N° Siren 702022443	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
W Finance Conseil 14, rue Halevy, 75009 Paris N° Siren 331336867	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SPHF 14, rue Halevy, 75009 Paris N° Siren 331336859	France	Equity	93.20	93.20	93.20	93.20	89.60	89.60
W Finance Administration 14, rue Halevy, 75009 Paris N° Siren 315518670	France	Equity	99.96	99.96	99.96	99.96	99.96	99.96
Immovalor 25, rue Louis Legrand, 75002 Paris N° Siren 328398706	France	Equity	41.36	41.36	41.36	41.36	41.36	41.36
Traktir 14, rue Halevy, 75009 Paris N° Siren 338848108	France	Equity	50.03	50.03	100.00	100.00	100.00	100.00

Scope of consolidation of PHRV Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
PHRV 184 rue de la Pompe, 75116 Paris N° Siren 394386635	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Restauration Investissement 184 rue de la Pompe, 75116 Paris N° Siren 391014685	France	Full	49.00	49.00	49.00	49.00	49.00	49.00
Bail Saint Honoré 184 rue de la Pompe, 75116 Paris N° Siren 338100076	France	Full	82.00	81.00	82.00	81.00	82.00	81.00

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
***Immobanque* (1)** 184 rue de la Pompe, 75116 Paris N° Siren 303323778	*France*	Full	44.60	44.40	44.60	44.40		
Sélectibail Tour Europlaza, 20 avenue Andre Prothin, 92927 Paris La Défense Cedex N° Siren 339849507	France	Equity	15.00	15.00	15.00	15.00	15.00	15.00
Gei 92 rue de Vaugirard, 75006 Paris N° Siren 328680087	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
ARH 92 rue de Vaugirard, 75006 Paris N° Siren 381505411	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SEHPB 10/12 rue Léon Tourguenieff, 78380 Bougival N° Siren 310728563	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
SAS II 92 rue de Vaugirard, 75006 Paris N° Siren 389857707	France	Full	100.00	100.00	100.00	100.00	100.00	100.00

(1) Entered the scope of consolidation in December 2001.

Scope of consolidation of COFITEM Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Cofitem 184 rue de la Pompe, 75116 Paris N° Siren 331250472	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Vendôme-Victoires 184 rue de la Pompe, 75116 Paris N° Siren 592048482	France	Full	99.99	99.99	99.99	99.99	99.99	99.99
Cofitem-Vendôme 184 rue de la Pompe, 75116 Paris N° Siren 389486093	France	Full	99.99	99.99	99.99	99.99	99.99	99.99
SC du Mont de Mars (1) 184 rue de la Pompe, 75116 Paris N° Siren 411846033	France	Full	99.99	99.99	99.99	99.99		

(1) Entered the scope of consolidation in 2001.

Scope of consolidation of AGF Afrique Group

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
AGF Afrique 3 boulevard des Italiens, 75002 Paris N° Siren 382231801	France	Full	100.00	100.00	100.00	100.00	100.00	100.00
Foncias Tiard Avenue Léo Frobenius, 01 BP 398 Ouagadougou 01	Burkina Faso	Full	52.40	52.40	52.40	52.40	52.40	52.40
Foncias Vie Avenue Léo Frobenius, 01 BP 398 Ouagadougou 01	Burkina Faso	Full	69.86	69.86	69.86	69.86	69.86	69.86
Snac Tiard Rue Manga Bell, BP105 Douala	Cameroon	Full	70.80	70.80	70.80	70.80	70.80	70.80

	Country	Consolidation method	31.12.2002		31.12.2001		31.12.2000	
			% control	% interest	% control	% interest	% control	% interest
Snac Vie Rue Manga Bell, BP105 Douala	**Cameroon**	**Full**	**75.81**	**75.81**	**76.51**	**76.51**	**76.51**	**76.51**
Ucar Bld du Général de Gaulle, BP 343 Bangui	**Central African Republic**	**Full**	**82.60**	**58.51**	**58.48**	**58.47**	**71.72**	**50.79**
Safarriv Vie 2 Bld Roume, 01 BP 1741 Abidjan	**Ivory Coast**	**Full**	**70.00**	**70.00**	**70.00**	**70.00**	**70.00**	**70.00**
Safarriv Tiard 2 Bld Roume, 01 BP 1741 Abidjan	**Ivory Coast**	**Full**	**73.23**	**73.23**	**66.86**	**72.78**	**66.86**	**66.86**
Ogar Tiard (1) 546 Bld Triomphal Omar Bongo, BP 201 Libreville	**Gabon**	**Full**					**72.33**	**72.33**
Ogar Vie (1) 546 Bld Triomphal Omar Bongo, BP 201 Libreville	**Gabon**	**Full**					**68.37**	**68.37**
AGM Tiard (2) Avenue de la Nation, BP 447 Bamako	**Mali**	**Full**	**69.99**	**69.99**				
Snas Vie Avenue Abdoulaye Fadiga, BP 2610 Dakar	**Senegal**	**Full**	**95.52**	**95.52**	**95.91**	**95.91**	**91.55**	**91.55**
Snas Tiard Avenue Abdoulaye Fadiga, BP 2610 Dakar	**Senegal**	**Full**	**83.12**	**83.12**	**83.12**	**83.12**	**83.12**	**83.12**

(1) Exited the scope of consolidation as of 1 July 2001.
(2) Entered the scope of consolidation as of 1 January 2002.

File No. 82-4517

AGF

Report of the statutory auditors on the consolidated financial statements

Fiscal year ended 31 December 2002

Free translation of a French original

In our capacity as statutory auditors, we have audited the accompanying consolidated financial statements of Assurances Générales de France S.A., as of 31 December 2002.

These consolidated financial statements have been prepared by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the financial position of the Group as of 31 December 2002, and the results of the Group's operations included in the consolidation for the year then ended, in accordance with French accounting principles..

Without qualifying our opinion, we draw your attention to the following items:

- Note 4.1 concerning the change in accounting policy regarding the provision for unrealised capital loss exposures.
- Note 4.2 concerning the maintenance in the consolidated financial statements of the provision for unrealised capital loss exposures booked in the statutory accounts of French subsidiaries and totalling 95.6 million euros.
- Note 4.6 concerning the accounting treatment for the equalisation provisions relative to credit insurance.
- Note 4.3.1, which explains that the amount and allocations of the first consolidation differences resulting from Euler's acquisition of the Hermes group in 2002 are provisional and will be set definitively within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (Conseil National de la Comptabilité).

We have reviewed the information relating to the Group contained in the Directors' report, in accordance with French professional standards. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

5 May 2003

The statutory auditors

KPMG Audit

Division of KPMG S.A.
Francine Morelli

ERNST & YOUNG Audit

Dominique Duret-Ferrari


AGF
Statutory financial statements

Balance sheet at 31 December 2002

Assets

in thousands of euros

	Note	Gross	Depreciation amortisation & provisions	31.12.2002 Net	31.12.2001 Net	31.12.2000 Net
INTANGIBLE FIXED ASSETS		521	521	-	-	-
TANGIBLE FIXED ASSETS		5	5	-	-	-
FINANCIAL FIXED ASSETS						
Shares in subsidiaries and affiliates		4,833,791	324,498	4,509,293	3,825,063	3,887,018
Receivables from subsidiaries and affiliates		1,978,905	-	1,978,905	1,542,457	1,043,286
Equity investments		1	-	1	1	1
Treasury shares		840,037	316,352	523,685	821,746	879,096
Other loans				-	-	-
Total fixed assets	2-3	7,653,260	641,376	7,011,884	6,189,267	5,809,402
Receivables	4	58,994	-	58,994	46,929	659,027
Marketable securities	5-3	1,626	295	1,331	2,738	3,717
Cash and equivalents		19,669	-	19,669	70,689	20,278
Miscellaneous		2,581	-	2,581	2,731	2,881
Total		82,870	295	82,575	123,087	685,903
TOTAL ASSETS		7,736,130	641,671	7,094,459	6,312,354	6,495,305

Liabilities and shareholders' equity

in thousands of euros

	Note	31.12.2002 Net	31.12.2001 Net	31.12.2000 Net
SHARE CAPITAL		854,810	844,631	844,168
PREMIUM ON CONTRIBUTIONS		1,687,228	1,687,228	1,687,228
ADDITIONAL PAID-IN CAPITAL		952,084	880,722	878,747
RESERVES				
Statutory reserve		85,481	84,464	84,417
Reserve for long-term net capital gains		1,570,688	1,494,377	1,173,488
Ordinary reserve		209,062	488,258	-
RETAINED EARNINGS		633	-	25,473
NET INCOME		439,272	254,157	1 162 360
TOTAL SHAREHOLDERS' EQUITY	1	5,799,258	5,733,837	5,855,881
SUBORDINATED BOND ISSUE	6	462,685	462,155	463,166
PROVISION FOR CONTINGENCIES AND LOSSES	3	16,683	29,825	53,097
DEBT				
Bank borrowings		20,254	52,223	15,593
Other financial liabilities		781,789	-	36
Social and tax payables		7,440	25,697	100,577
Other liabilities		6,350	8,617	6,955
Total debt	6	815,833	86,537	123,161
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		7,094,459	6,312,354	6,495,305

Profit and loss statement for fiscal year 2002

in thousands of euros

Expenses

	Note	Fiscal year 2002	Fiscal year 2001	Fiscal year 2000
Operating expenses				
Other external expenses		38,247	43,311	46,265
Salaries and wages		2,121	-	-
Other expenses		221	357	323
Amortisation and provisions		124	124	127
Total operating expenses (I)		**40,713**	**43,792**	**46,715**
Financial expenses				
Amortisation and provisions		368,275	81,699	22
Interest and related expenses		121,763	127,444	73,386
Net losses on marketable securities		-	-	-
Total financial expenses (III)	8	**490,038**	**209,143**	**73,408**
Exceptional expenses				
Book value of assets sold and other capital losses		29,818	197,076	2
Allowance for write-downs and provisions		3,345	6,013	-
Investment management operations		2,436	1,260	1,368
Total exceptional expenses (IV)	9	**35,599**	**204,349**	**1,370**
Income taxes (VI)	10	30	30	24,848
Tax consolidation loss (VII)		-	-	-
Total (I+III+IV+VI+VII)		**566,380**	**457,314**	**146,341**
Profit for the year	10	439,272	254,157	1,162,360
GRAND TOTAL		**1,005,652**	**711,471**	**1,308,701**

in thousands of euros

Income

	Note	Fiscal year 2002	Fiscal year 2001	Fiscal year 2000
Operating income				
Other income		25	30	2,489
Total operating income (I)		**25**	30	2,489
Investment income				
Subsidiaries and affiliates	7	730,133	77,369	1,116,622
Marketable securities		-	-	-
Other interest and related income	7	84,270	118,334	57,223
Write-backs of provisions		63,455	48,658	31,031
Positive differences in currency fluctuations		-	1	6
Net income on sales of marketable securities		-	-	-
Total investment income (III)	8	**877,858**	**244,362**	**1,204,882**
Exceptional income				
Assets sold and capital gains		32,660	363,835	44,808
Write-backs of provisions		15,245	30,490	4,178
Investment management operations		3,824	2,486	30,230
Total exceptional income (IV)	9	**51,729**	**396,811**	**79,216**
Profit from tax consolidation (V)	10	76,040	70,268	22,114
GRAND TOTAL		**1,005,652**	**711,471**	**1,308,701**


AGF
Annex to the statutory financial statements

Accounting principles and rules

Generally accepted accounting principles have been followed in respect of principles of conservatism and pursuant to general rules applicable in preparing annual financial statements. The fiscal year includes the 12 month period beginning 1 January and ending 31 December. The valuation method used was the historical cost method.

The major accounting principles used were the following:

Subsidiaries and affiliates

Investments in subsidiaries and affiliates are recorded at their historical cost.

At each statement date, a comparison is made between their net book value and their current value. Their current value is defined as their value in use, i.e. the value of future economic benefits expected to accrue as a result of their use or sale.

In the presence of factors indicating that investments in subsidiaries and affiliates have lost significant value, the value in use is determined by discounting expected net cash flows to infinity. Net cash flows are evaluated on the basis of the following elements:
- projections, generally covering three years, deriving from available business plans,
- normalised yield assumptions for financial assets,
- a terminal growth rate based on the long-term outlook for the business and for inflation,
- capital allocated to the entity to cover its underwriting risks and financial risks,
- the entity's excess capital, measured by the difference between its net asset value based on the most recently available financial statements and the allocated capital.

These cash flows are discounted at the cost of capital. The cost of capital varies depending on the risk premium in each country and in each business segment (in Europe the cost of capital is 8.15%).

The sensitivity of the value of investments in subsidiaries and affiliates to changes in the assumptions is analysed. Values are compared with implied multiples of significant business indicators, such as premium income, allocated capital and underwriting provisions.

For all other investments in subsidiaries and affiliates, the value in use is calculated from the net asset value times a coefficient representing the relative profitability of the entity in question.

In addition, for listed companies, when the listed share price at the balance sheet date differs significantly from book value, this approach is supplemented by a multi-criteria analysis taking into account not only the share price, but also the net asset value and the estimate of future economic benefits.

If the current value of an equity investment is determined to be lower than its net book value, a provision for write-down is recognised.

Shares held in treasury

Treasury shares acquired pursuant to the authorisation of the Board of Directors are booked as financial fixed assets at their historical cost.

A provision for write-down of treasury shares is booked when their realisable value, defined as the average of the share prices of the month preceding the balance sheet date, is below the historical cost.

Stock options

Stock subscription options

Shares issued when subscription options are exercised are booked as capital increases at the exercise price of the options.

Stock purchase options

- Shares booked as marketable securities
  Shares earmarked from the outset for a stock option plan are booked as marketable securities at historical cost. A provision is booked if their historical cost is higher than the exercise price of the options.
- Shares booked as financial fixed assets
  Treasury shares not originally earmarked are booked as financial fixed assets even if they are to be earmarked for a stock option plan in the future. When the options are exercised, the difference between the net book value of the treasury shares and the exercise price of the options is booked as a profit or loss on the sale of securities.

Marketable securities

Marketable securities are recorded at historical cost. They are written down if their realisable value is likely to be lower. All acquisition costs are charged to the profit and loss statement.

Provisions for contingencies and losses

Provisions for contingencies and losses are valued in accordance with opinion 2000-01 of the National Accounting Council *(Conseil National de la Comptabilité)* regarding liabilities.

Receivables

Receivables are recorded at their face value, less any provision for write-down if their estimated realisable value is lower.

Income and expenses

All income and expense items are recorded in accordance with the principle of separation of fiscal years.

Dividends are recognised at the time the decision is taken to declare a dividend.

Taxes

At its meeting of 20 December 1990, the board of directors elected tax consolidation for the AGF Group such that AGF is the only company subject to taxes for the entire group.

In its meeting of 6 December 2000, the board of directors renewed its election of tax consolidation.
During fiscal year 2002, the scope of tax consolidation comprised 40 companies.

Each of these companies pays the parent company the tax it would have otherwise paid if taxed individually.

On the balance sheet, deferred taxes are recognised on asset sales within the tax group whose payments are delayed until the assets exit the tax consolidation group.
Deferred tax assets related to the tax-loss carryforwards of the companies in the tax consolidation group are recognised if it is likely they will be allocated to taxable profits in future years and provided capitalising them does not result in a net tax asset position.


AGF
Notes on the statutory balance sheet

Shareholders equity

* Changes in fiscal year 2000

in thousands of euros

	Balance sheet at 31/12/1999	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2000
Share capital	843,942	-	-	226	-	844,168
Premium on contributions	1,707,724	(20,496)	-	-	-	1,687,228
Additional paid-in capital	877,813	-	-	934	-	878,747
Statutory reserve	84,394	-	-	23	-	84,417
Reserve for long-term net capital gains	1,113,797	59,691	-	-	-	1,173,488
Retained earnings	851	(851)	-	-	25,473	25,473
Net equity	**4,628,521**	**38,344**	**-**	**1,183**	**25,473**	**4,693,521**
Net income for fiscal year	337,282	(38,344)	(298,938)	-	1,162,360	1,162,360
TOTAL SHAREHOLDERS' EQUITY	**4,965,803**	**-**	**(298,938)**	**1,183**	**1,187,833**	**5,855,881**

At 31 December 2000, share capital stood at 844,168,142 euros divided into 184,579,334 shares with a par value of 4.57 euros.

* Changes in fiscal year 2001

in thousands of euros

	Balance sheet at 31.12.2000	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2001
Share capital	844,168	-	-	463	-	844,631
Premium on contributions	1,687,228	-	-	-	-	1,687,228
Additional paid-in capital	878,747	-	-	1,975	-	880,722
Statutory reserve	84,417	-	-	47	-	84,464
Reserve for long-term net capital gains	1,173,488	320,889	-	-	-	1,494,377
Ordinary reserve	-	488,258	-	-	-	488,258
Retained earnings	25,473	(25,473)	-	-	-	-
Net equity	**4,693,521**	**783,674**	**-**	**2,485**	**-**	**5,479,680**
Net income for fiscal year	1,162,360	(783,674)	(378,686)	-	254,157	254,157
TOTAL SHAREHOLDERS' EQUITY	**5,855,881**	**-**	**(378,686)**	**2,485**	**254,157**	**5,733,837**

At 31 December 2001, share capital stood at 844 631 435 euros divided into 184,680,634 shares with a par value of 4.57 euros.

* Changes in fiscal year 2002

in thousands of euros

	Balance sheet at 31.12.2001	Allocation Income	Allocation Dividend	Increase in share capital	Other changes	Balance sheet at 31.12.2002
Share capital	844,631	-	-	10,179	-	854,810
Premium on contributions	1,687,228	-	-	-	-	1,687,228
Additional paid-in capital	880,722	-	-	71,362	-	952,084
Statutory reserve	84,464	-	-	1,017	-	85,481
Reserve for long-term net capital gains	1,494,377	76,311	-	-	-	1,570,688
Ordinary reserve	488,258	(279,196)	-	-	-	209,062
Retained earnings	-	633	-	-	-	633
Net equity	**5,479,680**	**(202,252)**	**-**	**82,558**	**-**	**5,359,986**
Net income for fiscal year	254,157	202,252	(456,409)	-	439,272	439,272
TOTAL SHAREHOLDERS' EQUITY	**5,733,837**	**-**	**(456,409)**	**82,558**	**439,272**	**5,799,258**

At 31 December 2002, share capital stood at 854,809,812 euros divided into 186,906,160 shares with a par value of 4.57 euros.

Capital increase

During fiscal year 2002, 730.592 stock subscription options, granted to executives and other employees were exercised, giving rise to the issuance of an equal number of new shares.
On 14 August 2002, 1,494,934 new shares reserved for employees were issued.

AGF stock subscription options

On 19 December 1996, 17 September 1997, 16 October 1998 and 2 September 2002 the Board of Directors granted 794,150 stock subscription options at a price of 23.39 euros, 734,500 at 31.92 euros, 959,000 at 42.59 euros and 850,000 at 33.66 euros, respectively.
These options are valid for eight years. The options granted in 1996 and 2002 vest in two years and those granted in 1997 and 1998 vest in five years.

At 31 December 2002 the number of unexercised stock subscription options was as follows:
- 206,171 options granted in 12/96 at an exercise price of 23.39 euros;
- 43,657 options granted in 9/97 at an exercise price of 31.92 euros;
- 882,492 options granted in 10/98 at an exercise price of 42.59 euros;
- 850,000 options granted in 9/02 at an exercise price of 33.66 euros.

Following distribution of reserves in 2002, the number of options and their exercise price was adjusted, in accordance with articles 174-12 and 174-13 of the decree of 23 March 1967.

2. Fixed assets

* Changes in fiscal year 2000

in thousands of euros

	Gross value at 31.12.1999	Increase	Decrease	Gross value at 31.12.2000
Intangible fixed assets	495	26	-	521
Tangible fixed assets	5	-	-	5
Financial fixed assets	-	-	-	-
Shares in subsidiaries and affiliates	3,660,785	529,570	-	4,190,355
Receivables from subsidiaries and affiliates	1,042,565	749	28	1,043,286
Equity investments	1	-	-	1
Treasury shares	470,203	408,893	-	879,096
Loans	-	-	-	-
TOTAL	**5,174,054**	**939,238**	**28**	**6,113,264**

At 31 December 2000, shares in subsidiaries and affiliates included:
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 98.7 million euros,
- 1.01% of AGF Mat in the amount of 1.4 million euros,
- 99.99% of AGF Holding in the amount of 3,535 million euros subsequent to a share capital increase in the company,
- 11.02% of AGF IART in the amount of 195 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management for 0.23 million euros,
- 99.99% of SNC Commerciale Drouot in the amount of 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the board of directors on 23 September 1997. These securities have been written down by 204.6 million euros.
- 0.78% of Worms et Cie in the amount of 14.9 million euros.

* Changes in fiscal year 2001

in thousands of euros

	Gross value at 31.12.2000	Increase	Decrease	Gross value at 31.12.2001
Intangible fixed assets	521	-	-	521
Tangible fixed assets	5	-	-	5
Financial fixed assets	-	-	-	-
Shares in subsidiaries and affiliates	4,190,355	135,060	197,016	4,128,399
Receivables from subsidiaries and affiliates	1,043,286	499,915	744	1,542,457
Equity investments	1	-	-	1
Treasury shares	879,096	115,478	139,814	854,760
Loans	-	-	-	-
TOTAL	6,113,264	750,453	337,574	6,526,143

Sale of the stake in AGF IART to AGF Holding, voted by the board of directors on 7 December 2001.
Sale of AGF MAT activities to the Allianz Group, voted by the board of directors on 19 September 2001.

At 31 December 2001, shares in subsidiaries and affiliates included:
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 98.7 million euros,
- 99.99% of AGF Holding in the amount of 3,535 million euros,
- 7.68% of Euler Hermes in the amount of 135 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management for 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the board of directors on 23 September 1997. These securities have been written down by 204.6 million euros.
- 0.78% of Worms et Cie in the amount of 14.9 million euros.

in thousands of euros

* Changes in fiscal year 2002

	Gross value at 31.12.2001	Increase	Decrease	Gross value at 31.12.2002
Intangible fixed assets	521	-	-	521
Tangible fixed assets	5	-	-	5
Financial fixed assets	-	-	-	-
Shares in subsidiaries and affiliates	4,128,399	707,185	1,793	4,833,791
Receivables from subsidiaries and affiliates (a)	1,542,457	437,355	907	1,978,905
Equity investments	1	-	-	1
Treasury shares (b)	854,760	-	14,723	840,037
Loans	-	-	-	-
TOTAL	6,526,143	1,144,540	17,423	7,653,260

Shares in subsidiaries and affiliates increased primarily because AGF subscribed to AGF Holding's capital increase (643 million euros), acquired AGF Asset Management (28 million euros) and increased its stake in Euler Hermes (36 million euros).

At 31 December 2002, shares in subsidiaries and affiliates included:
- 99.99% of AGF Holding in the amount of 4,178 million euros,
- 99.99% of SNC AGF Cash, a company founded in 1994 whose objective is to centralise AGF Group cash management for 0.23 million euros,
- 99.99% of Eustache with a gross book value of 207 million euros subsequent to the recapitalisation voted by the board of directors on 23 September 1997. These securities have been written down by 205 million euros.
- 29.76% of Banque AGF in the amount of 235.7 million euros, written down by 91 million euros,
- 9.39% of Euler Hermes in the amount of 171 million euros, written down by 28.9 million euros.
- 7.61% of AGF Asset Management in the amount of 28 million euros,
- 0.78% of Worms et Cie in the amount of 13.1 million euros.

(a) Loans to subsidiaries and affiliates

in thousands of euros

	31.12.2002 Gross amount	Maturity - 1 year	Maturity + 1 year	Gross amount 31.12.2001	Gross amount 31.12.2000
AGF Holding	1,882,459	1,162,449	720,010	1,524,908	1,026,582
AGF Cash	76,864	76,864	-	-	-
Accrued interest	16,995	16,995	-	15,033	13,444
Eustache	-	-	-	-	-
Accrued interest	-	-	-	907	907
AGF Cash (income share)	2,587	2,587	-	1,609	2,353
TOTAL	1,978,905	1,258,895	720,010	1,542,457	1,043,286

(b) Treasury shares booked under financial fixed assets at 31 December 2002

in thousands of euros

	Number	Net book value	Average cost (in euros)
New options in 1999	986,500	47,481	48.13
New options in 2000	997,000	52,234	52.39
New options in 2001	1,017,100	49,429	48.60
Price maintenance	12,350,450	690,893	55.94
TREASURY SHARES	15,351,050	840,037	54.72

At the 4 June 1999 AGM, shareholders authorised the company to buy back up to 10% of the shares of AGF, in accordance with the law of 2 July 1998. This authorisation was renewed at the subsequent AGMs of 30 May 2000, 5 June 2001 and 14 May 2002.
15,351,050 shares with a book value of 840 million euros have been repurchased in the context of this programme.
In accordance with opinion 98-D of the CNC task force, these shares have been booked as "financial fixed assets – treasury shares".

3. Provisions

* Changes in fiscal year 2000

in thousands of euros

		Provisions at 31.12.1999	Increases	Decreases	Provisions at 31.12.2000
Allowance for write-downs on financial fixed assets	(a)	334,368	-	31,032	303,336
Allowance for write-downs on marketable securities		-	-	-	-
Provisions for contingencies and losses	(b)	57,274	-	4,177	53,097
TOTAL		391,642	-	35,209	356,433

(a) Provisions were distributed between Banque AGF for 98.7 million euros and Eustache for 204.6 million euros, the change relating to Banque AGF for 31 million euros.

(b) The provision of 4.2 million euros for the change-over to the euro, unused, was written back.

* Changes in fiscal year 2001

in thousands of euros

		Provisions at 31.12.2000	Increases	Decreases	Provisions at 31.12.2001
Allowance for write-downs on financial fixed assets	(a)	303,336	33,014	-	336,350
Allowance for write-downs on marketable securities		-	-	-	-
Provisions for contingencies and losses	(b)	53,097	7,242	30,514	29,825
TOTAL		356,433	40,256	30,514	366,175

(a) Provisions were distributed between Banque AGF for 98.7 million euros and Eustache for 204.6 million euros. The increase in fiscal year 2001 related to 33 million euros in treasury shares.

(b) A write-back of the general provision of 30.5 million euros, which was unused.

* Changes in fiscal year 2002

in thousands of euros

		Provisions at 31.12.2001	Increases	Decreases	Provisions at 31.12.2002
Allowance for write-downs on financial fixed assets	(a)	336,350	312,261	7,762	640,849
Allowance for write-downs on marketable securities		-	295	-	295
Provisions for contingencies and losses	(b)	29,825	3,345	16,487	16,683
TOTAL		366,175	315,901	24,249	657,827

(a) Provisions included 91 million euros for Banque AGF, 204.6 million euros for Eustache and 28.9 million euros for Euler Hermes. The increase in fiscal year 2002 related primarily to 283 million euros in treasury shares.

(b) Write-back of the provision for severance of 1.2 million euros and write-back of the provision for back taxes of 15.2 million, which were unused. A pension provision of 3.3 million euros was booked.

4. Receivables

4.1 Analysis of receivables

in thousands of euros

	Fiscal year 2000	Fiscal year 2001	Fiscal year 2002
Affiliates	641,341	46,451	58,970
Employee offer-privatisation	152	-	-
Miscellaneous	17,534	478	25
TOTAL	659,027	46,929	58,995

At 31 December 2002, receivables included primarily 17.3 million euros at AGF Holding, 16.1 million euros at AGF Vie, 6.4 million euros at AGF Iart, 7.4 million euros at Kléber Lamartine and 6.5 million euros at AGF Cash.

4.2 Accrued income

Accrued income included in total receivables was as follows:

in thousands of euros

	Amount at 31.12.2000	Amount at 31.12.2001	Amount at 31.12.2002
Affiliates	-	-	-
Miscellaneous	15,214	14	14
TOTAL	15,214	14	14

5. Marketable securities

Marketable securities stood at 1.6 million euros and comprised mainly AGF shares held for stock purchase options granted to employees and executives. Holdings have changed as follows:

in thousands of euros

31.12.2002			31.12.2001		31.12.2000	
Number of shares	Gross book value	Net book value	Number of shares	Net book value	Number of shares	Net book value
64,724	1,613	1,318	109,950	2,726	149,850	3,707

6. Liabilities

6.1 Analysis of liability due dates

in thousands of euros

		31.12.2002				Gross amount 2001	Gross amount 2000
		Gross amount	Maturity - 1 year	Maturity Between 1 and	Maturity + 5 years		
Subordinated debt issue	(a)	462,685	-	-	462,685	462,155	463,166
Borrowings and due to banks	(b)	20,254	20,254	-	-	52,223	15,593
Other borrowings and liabilities	(c)	781,789	76,881	-	704,908	-	36
Payroll and tax liabilities	(d)	7,440	7,440	-	-	25,697	100,577
Other liabilities		6,350	6,350	-	-	8,617	6,955
Sub total debt excluding subordinated debt issue		815,833	110,925	-	704,908	86,537	123,161
TOTAL		1,278,518	110,925	-	1,167,593	548,692	586,327

(a) Subordinated debt issue of 450 million euros maturing 8 March 2020 and accrued interest of 12.7 million euros.

(b) This item mainly includes accrued interest on interest rate swaps and the debit balance of Bank NSMD.

(c) • 700 million euro, 20-year subordinated loan from Allianz Finance BV to AGF SA at a fixed rate of 5.445% for the first ten years, followed by a floating rate of 3-month Euribor + 183 basis points. After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.
• 76.9 million euros owed to AGF UK, maturity 30 January 2003.

(d) Payroll and tax liabilities mainly include:
• the difference between:
- taxes on internal sales within the tax consolidation group, the payment of which is deferred until the assets are disposed of outside the consolidation group (224.3 million euros),
- the deferred tax affect of losses carried forward of 224.2 million euros to the extent that it is likely that they will offset taxable income from prior years or tax liabilities coming due at the same date.
• overpayment of subsidiary taxes (6.7 million euros).
• a provision for holiday pay of 1.8 million euros.

6.2 Accrued liabilities

(Accrued liabilities are included under "Other liabilities" in the preceding table).

in thousands of euros

	Amount at 31.12.2000	Amount at 31.12.2001	Amount at 31.12.2002
Other liabilities	3,088	4,621	3,370
Dividends payable	870	1,197	1,339
TOTAL	3,958	5,818	4,709


AGF
Notes on the statutory profit and loss statement

7. Revenue

in thousands of euros

	2000	2001	2002
Income from subsidiaries and affiliates			
Worms & Cie	419	455	510
Euler Hermes	-	-	3,753
AGF Holding	1,042,148	-	661,712
AGF IART	20,140	26,853	-
Banque AGF	3,340	-	-
A.F.A.	-	1	-
	1,066,047	27,309	665,975
Income from loans	50,575	50,060	64,158
Other revenue	57,223	118,334	84,270
TOTAL	1,173,845	195,703	814,403

All revenue derived from business in France.

8. Income and expenses on investments

in thousands of euros

	Investment income and expenses related to investments in affiliated companies	Other investment income and expenses	Total
Income from subsidiaries and affiliates	665,975	-	665,975
Income from loans	64,158	-	64,158
Financial income	840	83,430	84,270
Write-backs of provisions	63,455	-	63,455
Total investment income	794,428	83,430	877,858
Financial expenses	(5,882)	(115,881)	(121,763)
Provisions	(368,249)	(26)	(368,275)
Total financial expenses	(374,131)	(115,907)	(490,038)
NET INVESTMENT INCOME	420,297	(32,477)	387,820

9. Exceptional income and expenses

* Fiscal year 2000

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Repurchase of treasury shares	2	44,808	44,806
	2	**44,808**	**44,806**
Changes in provisions			
Change-over to the euro	-	4,178	4,178
	-	**4,178**	**4,178**
Administrative transactions			
Tax adjustments	1,368	-	(1,368)
Miscellaneous	-	30,230	30,230
	1,368	**30,230**	**28,862**
TOTAL EXCEPTIONAL ITEMS	**1,370**	**79,216**	**77,846**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

* Fiscal year 2001

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of AGF Iart	195,337	358,950	163,613
Sale of AGF Mat	1,450	548	(902)
Sale of SNC Drouot	229	203	(26)
Repurchase of treasury shares	60	4,134	4,074
	197,076	**363,835**	**166,759**
Changes in provisions			
Operating expenses	-	30,490	30,490
Restructuring	13	-	(13)
Entenial defeasance	6,000	-	(6,000)
	6,013	**30,490**	**24,477**
Administrative transactions			
Tax adjustments	-	30	30
Severance payments	1,258	36	(1,222)
Miscellaneous	2	2,420	2,418
	1,260	**2,486**	**1,226**
TOTAL EXCEPTIONAL ITEMS	**204,349**	**396,811**	**192,462**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

* Fiscal year 2002

in thousands of euros

	Exceptional expenses	Exceptional income	Net exceptional income or expense
Capital transactions*			
Sale of DRCM Gestion	27,999	28,685	686
Sale of Worms & Cie.	1,793	2,292	499
Repurchase of treasury shares	26	1,683	1,657
	29,818	**32,660**	**2,842**
Changes in provisions			
Tax assessment	-	15,245	15,245
Pensions	3,345	-	(3,345)
	3,345	**15,245**	**11,900**
Administrative transactions			
Tax adjustments	464	1,633	1,169
Severance payments	1,398	1,242	(156)
Miscellaneous	574	949	375
	2,436	**3,824**	**1,388**
TOTAL EXCEPTIONAL ITEMS	**35,599**	**51,729**	**16,130**

* the exceptional expense represents the book value of the fixed asset sold and the exceptional income the sale price of the fixed asset sold.

10. Income for the fiscal year and taxes

in thousands of euros

	Income before taxes	Taxes	Net income after taxes
Net income before exceptional items	347,132	(30)	**347,102**
Exceptional items	16,130	-	**16,130**
Total	**363,262**	**(30)**	**363,232**
Tax attributable to consolidation	-	76,040	**76,040**
TOTAL	**363,262**	**76,010**	**439,272**

Overall tax income totalled 76 million euros.
Cumulative tax losses carried forward for the tax consolidation group stood at 1,486 million euros at 31 December 2002 and were distributed as follows:

1998	57,857
1999	309,581
2000	-
2001	206,399
2002	781,198
Deferred amortisation	131,381
TOTAL	**1,486,416**

11. Directors' fees

1. For fiscal year 2001
The amount of directors' fees paid totalled 357 thousand euros.
2. For fiscal year 2002
The amount of directors' fees paid totalled 386 thousand euros.

12. Off-balance sheet commitments

Financial market transactions
On the over-the-counter market:
- Fixed rate swap payables: 1.6 billion euros
- Floating rate swap payables: 0.7 billion euros.
These swaps are essentially interest rate hedging swaps on loans and borrowings.

Other commitments

- Belgium (subsidiary AGF Belgium Insurance, formerly Assubel Vie)
Acting on authorisation of the board of directors, AGF issued a comfort letter to AGF Belgium Insurance, formerly Assubel Vie, in November 1998.
- Banque AGF has issued a guarantee on behalf of AGF in favour of the French tax authorities for the following amounts in respect of outstanding disputes:
- 91 million euros to cover an AGF Group tax audit related to the 1994, 1995 and 1996 tax years,
- 34.5 million euros to cover back taxes charged to Allianz Holding France and related to the 1997 and 1998 tax years

Acting on authorisation of the board:

- approval of a retirement plan for members of the executive committee and officers of the AGF Group.
- creation of a joint venture that specialises in underwriting weather-related and other nature risks in partnership with Sociéte Générale.
- restructuring of Sophia in joint agreement with Société Générale.
- AGF has given a comfort letter to a pool of banks in support of their 0.46 billion euro loan to Entenial.

AGF has given a guarantee to Price Waterhouse Coopers indemnifying the latter in the event of any legal proceedings in respect of its peer review of the Ernst & Young audit to evaluate the quality of searches for unclaimed policies.

In a letter dated 27 June 2000, AGF made certain commitments to the CECEI concerning the long-term nature of its stake in Sophia and regarding the procedures to be followed prior to any material change in its 29% ownership stake or in its active participation on Sophia's board of directors in terms of defining strategic direction. The letter also guarantees that Sophia will maintain its coefficient of share capital and permanent resources at no less than 75%.

A letter of guarantee given to Total Fina Elf in terms of the respect by AGF Vie of its contractual and financial obligations in an insurance policy it issued under a group defined benefit retirement policy.

13. Appropriation

in thousands of euros

	2002
Sources:	
Retained earnings	634
Fiscal year net income	439,272
TOTAL	**439,906**
Appropriations:	
Dividends	171,490 *
Equalisation tax on dividends	10,471 *
Retained earnings	201,752
Long-term capital gain reserve	56,193
TOTAL	**439,906**

* pending approval at the General Meeting of Shareholders

Other information

Number of employees
There were nine employees as of 31 December 2002.

Consolidating parent company
AGF is fully consolidated by Allianz AG (Munich)


AGF

Treasury shares at 31 December 2002

	Number	Net book value in thousands of euros	Average cost in euros
Previously-issued options	64,724	1,318	20.36
Treasury shares booked as marketable securities	**64,724**	**1,318**	**20.36**
Options issued in 1999	986,500	33,654	34.11
Options issued in 2000	997,000	34,012	34.11
Options issued in 2001	1,017,100	34,697	34.11
Price maintenance	12,350,450	421,323	34.11
Treasury shares booked as financial fixed assets	**15,351,050**	**523,686**	**34.11**
Total treasury shares	**15,415,774**	**525,004**	**34.06**


AGF
Subsidiaries and investments

	Share capital	Reserves and retained earnings before appropriation of income	Percent ownership	Market value at 31.12.2002	Book value of shares held				Outstanding loans and advances granted by the company	Revenue	Profit (loss) for fiscal year	Dividends received by company during fiscal year
					Gross 31.12.2002	Net 31.12.2002	Net 31.12.2001	Net 31.12.2000				
A- Detailed information on subsidiaries and investments												
1- Subsidiaries (more than 50% owned by the company)												
a) French companies												
AGF Holding 87, rue de Richelieu - 75002 PARIS	1,134,566	2,887,316	99.99	7,058,518	4,178,168	4,178,168	3,535,191	3,535,189	1,899,454	575,224	326,711	661,712
Eustache 87, rue de Richelieu - 75002 PARIS	3,326	2 017	99.99	2,725	207,331	2,724	2,724	2,724	-	-	(661)	-
SNC AGF Cash 14 rue Halévy - 75009 PARIS	225	4	99.99	229	229	229	229	229	7,664	-	2,587	-
b) Foreign companies	-	-	-	-	-	-	-	-	-	-	-	-
2- Shares in affiliates (5-50% owned by the company)												
a) French companies												
Banque AGF 14 rue Halévy 75009 PARIS	202,013	196,790	29.76	144,692	235,672	144,705	136,943	136,943	-	20,172	(8,982)	-
Euler Hermes 1 rue Euler - 75008 PARIS	12,893	803,664	9.39	142,342	171,266	14,242	135,058	-	-	-	72,621	3,753
AGF Asset Management 87, rue de Richelieu - 75002 PARIS	92	31,945	7.61	27,998	27,997	27,997	-	-	-	3,417	15,142	-
AGF Iart 87, rue de Richelieu - 75002 PARIS	-	-	-	-	-	-	-	195,338	-	-	-	-
b) Foreign companies												
B- Overall information on other subsidiaries and investments												
1- Subsidiaries not included in paragraph A				-	-	-	-	-	-	-	-	-
2- Investments not included in paragraph A				13,448	13,125	13,125	14,917	16,596	-	-	-	510


AGF
Report of the statutory auditors
on the annual financial statements

Free translation of a French original

AGF S.A.
Head office: 87, rue de Richelieu - 75002 PARIS
Share capital: 854,809,812 euros

Report of the statutory auditors
Fiscal year ended 31 December 2002

Ladies, Gentlemen,
In our capacity as statutory auditors, we present below our report on:
- *the accompanying annual financial statements of AGF S.A.;*
- the specific procedures and disclosures prescribed by law.

The annual financial statements have been prepared by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the annual financial statements

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly the financial position of the Company as of 31 December 2002, and the results of its operations for the year then ended, in accordance with French prosessional standards.

2. Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Directors' Report and its consistency with the annual financial statements and other information presented to shareholders concerning the financial position and financial statements.

In accordance with the law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the Directors' report.

5 May 2003

The Statutory Auditors

KPMG Audit
Division of KPMG S.A.
Francine Morelli
Partner

ERNST & YOUNG Audit

Dominique Duret-Ferrari
Partner


AGF

Schedule of securities held by the company at 31 December 2002

in thousands of euros

Quantity	Securities		Balance sheet value
	I – SUBSIDIARIES AND AFFILIATES (long term)		
1	A.F.A.		4
1	AGF 2X	(Consolidated)	-
879	AGF Asset Management	(Consolidated)	27,997
7,441,934	AGF Holding	(Consolidated)	4,178,168
1	AGF Boieldieu	(Consolidated)	-
1	AGF Private Equity	(Consolidated)	-
1	AGF Richelieu	(Consolidated)	-
7	Allianz Holding France		-
1	Arcalis	(Consolidated)	-
1	Assurances Generales de France Iart	(Consolidated)	-
6,680,132	Banque AGF	(Consolidated)	144,705
1	Calypso	(Consolidated)	-
1	Coparc	(Consolidated)	-
50	Entenial	(Consolidated)	2
3,785,693	Euler Hermes	(Consolidated)	142,342
207,878	Eustache	(Consolidated)	2,724
10	GIE Placements d'assurance	(Consolidated)	-
1	Qualis	(Consolidated)	-
1	SIBI	(Consolidated)	-
149,999	SNC AGF Cash	(Consolidated)	229
800,754	Worms et Cie		13,121
	TOTAL SUBSIDIARIES AND AFFILIATES		**4,509,292**
	II – TREASURY SHARES		
15,351,050	Treasury shares		523,686
	TOTAL TREASURY SHARES		**523,686**
	III – EQUITY INVESTMENTS (long term)		
40	Aventis		1
1	Pechiney		-
	TOTAL EQUITY INVESTMENTS		**1**
	IV – MARKETABLE SECURITIES		
	Shares:		
64,724	AGF (stock options prior to 1997)		1,318
	Bonds:		
17	Gécina 3.25 % 97 cv		2
	Loans to board members		11
	TOTAL MARKETABLE SECURITIES		**1,331**
	TOTAL SECURITIES		**5,034,310**


AGF
Five year financial summary

	2002	2001	2000	1999	1998
Share capital at year-end					
Share capital *(in thousands of euros)*	854,810	844,631	844,168	843,942	843,028
Total shares of common stock outstanding	186,906,160	184,680,634	184,579,334	184,529,810	184,329,974
Number of dividend-bearing shares	171,490,386 *	170,054,222	167,607,882		
Operations and results for the fiscal year *(in thousands of euros)*					
Total revenue	814,403	195,703	1,173,845	318,555	449,081
Income before taxes, employee profit-sharing, amortisation and provisions	655,064	193,813	1,099,804	237,514	409,048
Income taxes	76,010	70,238	(2,734)	91,392	(30,638)
Employee profit-sharing during fiscal year	-	-	-	-	-
Income after taxes, amortisation and provisions	439,272	254,157	1,162,360	337,282	349,987
Income distributed	171,490 *	340,108	335,216	298,938	210,216
Earnings per share *(in euros)*					
Income after taxes and employee profit-sharing but before amortisation and provisions	3.91	1.43	5.94	1.78	2.05
Income after taxes, employee profit-sharing, amortisation and provisions	2.35	1.38	6.30	1.83	1.90
Net dividend per share	1.00 *	2.00	2.00	1.62	1.14
Employees					
Average number of salaried employees during the year	2.25	-	-	-	-
Total salary expenses *(in thousands of euros)*	1,751	-	-	-	-
Employee benefits paid during the year (Social Security, etc.)	263	-	-	-	-

* *Pending approval at the General Meeting of Shareholders*


AGF
Special report of the statutory auditors
on certain related-party transactions

Free translation of a French original

AGF S.A.
Head office: 87, rue de Richelieu - 75002 PARIS
Share capital: 854,809,812 euros

Special report of the statutory auditors on certain related party transactions
Fiscal year ended 31 December 2002

Ladies, Gentlemen,
In our capacity as statutory auditors of your company, we are required to report on certain contractual agreements with certain related parties.

In accordance with article L. 225-40 of French company law (Code de Commerce), we have been advised of certain contractual agreements which were authorised by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist, but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the decree of 23 March 1967, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

With Allianz AG
- Directors concerned: Messrs Schulte-Noelle, Bremkamp and Breipohl
- Nature, purpose and content: authorisation for AGF SA to acquire shares of Dresdner Bank Gestion France DRCM and AVIP from the Allianz Group.

The transaction price for the shares of Dresdner Bank Gestion France DRCM is 28 million euros.
The purchase of 100% of the shares of AVIP has not yet been consummated.
The Board of Directors authorised the purchase of Dresdner Bank Gestion France DRCM shares in its 14 May 2002 meeting and the purchase of AVIP shares in its 2 September 2002 meeting.

With Allianz AG
- Directors concerned: Messrs Schulte-Noelle, Bremkamp and Breipohl
- Nature, purpose and content: authorisation to contract subordinated debt of 700 million euros from Allianz Finance BV, a company controlled by Allianz AG.

The terms of the loan are as follows:
- Maturity: 20 years.
- Interest: fixed rate of 5.445% for the first ten years, followed by the 3-month Euribor rate + 183 basis points from the 11th year.
- Repayment: After the tenth year, AGF may repay Allianz Finance BV at each quarterly interest payment date. In addition, Allianz Finance BV may request prepayment provided such prepayment would not jeopardise certain solvency ratios of the AGF Group.

The Board of Directors approved this agreement in its 2 September 2002 meeting.

Pursuant to the decree of 23 March 1967, we have also been informed that the following agreements, approved in prior years, remained effective in the year just ended.

With the members of the Executive Committee

Members of the Group's executive committee, including officers, are covered by an ad hoc supplementary retirement plan, the terms of which were set forth in internal rules and regulations approved by the board of directors in its meeting of 15 April 1998.
At 31 December 2002, the total commitment under this agreement was evaluated at 3.266 million euros.

With Crédit Lyonnais

In September 1998, Entenial entered into an agreement for a line of credit of 0.46 billion euros over a period of 5 years with Crédit Lyonnais, Paribas and Bayerische Landesbank serving as lead managers. This syndicated loan was made subject to a comfort letter signed by AGF.

AGF has agreed to give prior notice to the banking pool of any sale of equity giving rise to a loss of its majority stake in Entenial. AGF has promised to provide administrative assistance to Entenial and conduct periodic audits. AGF also promised to do whatever might be necessary to ensure that Entenial meets its commitments to the banking pool under the terms and conditions set forth in the loan agreement and has sufficient cash.

With Allianz AG

A provision of 0.4 million euros was booked in the 31 December 2002 accounts of AGF SA in respect of the liability guarantee related to the sale of AGF MAT shares at the end of 2001, which was transacted at a valuation close to the net asset value.

Paris La Défense, 5 May 2003

The Statutory Auditors

KPMG Audit Division of KPMG S.A. Francine Morelli Partner	ERNST & YOUNG Audit Dominique Duret-Ferrari Partner

AGF

Agenda of combined Ordinary and Extraordinary General Meeting of Shareholders on 26 May 2003

• Presented for the approval of shareholders voting in their ordinary general meeting:

- Review of the board of directors and the independent auditors, approval of consolidated and statutory financial statements for fiscal year 2002;
- Allocation and distribution of income for the fiscal year;
- Review of the special report of the independent auditors on agreements subject to articles L. 225-38 and subsequent provisions of the Commercial Code and approval of agreements subject thereto;
- Discharge of resigning director;
- Appointment of a director;
- Authorisation to buy back securities of the company;
- Directors fees;

• Presented for the approval of shareholders voting in their extraordinary general meeting:

- Global authorisation to issue different types of marketable securities giving entitlement to share capital, with retention of preferential subscription rights;
- Global authorisation to issue different types of marketable securities giving entitlement to share capital, with elimination of preferential subscription rights;
- Authorisation to increase share capital through incorporation of reserves or profits, paid-in capital or asset contributions;
- Authorisation to issue share capital in exchange for shares tendered in a public exchange offer;
- Overall limit to authorisation;
- Authorisation to reduce share capital by cancelling shares;
- Powers.

I - Presented for the approval of shareholders voting in their ordinary general meeting

RESOLUTION ONE: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The general meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the respective reports of the board of directors and the independent auditors on consolidated financial statements, does hereby approve the consolidated financial statements for fiscal year 2002, as presented.

RESOLUTION TWO: APPROVAL OF STATUTORY FINANCIAL STATEMENTS

The general meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings, having heard the respective reports of the board of directors and the independent auditors, does hereby approve the statutory financial statements for fiscal year 2002, as presented.

RESOLUTION THREE: ALLOCATION OF PROFITS

The general meeting of shareholders, voting under the quorum and the majority required for ordinary general meetings and acting on the recommendation of the board of directors, after having recognised that the number of shares held by the company in treasury at 14 March 2003 stood at 15 415 774 and therefore that the number of dividend bearing shares stands at 171 490 386, hereby makes the following allocations of profit for the fiscal year ended 31 December 2002:

in euros

Profit for the fiscal year	**439,271,932.34**
Increased by retained earnings brought forward of	**633,822.92**
Yields distributable results of	**439,905,755.26**
allocated to:	
- *the special long-term capital gains reserve*	**56,192,601**
- the distribution of dividends	**181,961,269**
the balance of	**201,751,885.26**
being allocated to retained earnings	

Therefore, the overall dividend on 171 490 386 shares stands at 181 961 269 euros and it is recommended that it be paid at the head office starting 27 May 2003. Given the equalisation tax (precompte) on the dividend amounting to 10 470 883 euros, the amount distributed to shareholders will be 171 490 386 euros or 1 euro per share. (1)

Pursuant to the Finance Law for 2003, the tax credit attached to dividends paid by AGF will be distributed as follows:

- 50% to individual shareholders,
- 50% to institutional shareholders having opted for the parent/subsidiary regime.
- 10% to other institutional shareholders provided however, that such tax credit shall be increased by an amount equal to 80 % of the equalization tax (précompte) actually paid in connection with such dividend distribution.

Pursuant to *article* 243 bis of *the General Tax Code, the general meeting of shareholders hereby notes that the dividend paid on each* AGF share and the corresponding tax credit over the last three years was as follows:

in euros

Fiscal year	Net dividend	Tax credit (50%)	Actual Revenue
1999	**1.62**	**0.81**	**2.43**
2000	**2.00**	**1.00**	**3.00**
2001	**2.00 ***	**1.00**	**3.00**

* including 1.10 euro per share withdrawn from profits and 0.90 euro per share from the ordinary reserve.

RESOLUTION FOUR: RELATED PARTY TRANSACTIONS

The general meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, having heard the special report of the independent auditors in respect of transactions pursuant to articles L. 225-38 and subsequent provisions of the Commercial Code, does hereby approve said transactions.

RESOLUTION FIVE: DISCHARGE OF A RESIGNING DIRECTOR

The general meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, does hereby give full and total management discharge to Mr. Henning Schulte-Noëlle who has resigned from office.

RESOLUTION SIX: APPOINTMENT OF A DIRECTOR

The general meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, acting on the *recommendation of the board of directors, does hereby appoint Mr. Michael Diekmann. The term of Mr. Diekmann will expire at the end of* four years, or at the end of the general meeting of shareholders called to approve the financial statements for fiscal year 2006.

(1) The overall per share dividend is established at 1 euro per share, withdrawn from distributable profits. The total amount of the dividend and the equalisation tax may differ slightly in the event of a change in the number of shares held by the company and/or by virtue of stock option exercises between the date of the meeting of the board of directors called to approve financial statements for fiscal year 2002 and the date of this general meeting of shareholders.

RESOLUTION SEVEN: AUTHORISATION TO BUY BACK COMPANY STOCK

The general meeting of shareholders, voting under the quorum and majority required for ordinary general meetings and in consideration of the report of the board of directors and the note d'information approved by the Commission des Opérations de Bourse (COB), hereby authorises the board of directors to approve the buy back of company stock pursuant to article L. 225-209 of the Commercial Code.

The acquisition, sale or transfer of said shares may occur through any and all means, on the market or over-the-counter, and may include the acquisition of blocs of shares and the use of derivative instruments traded on a regulated market or over-the-counter and option strategies (puts on sell options).

The purchase price shall not exceed 60 euros per share, net of acquisition fees, and the sale price may not be less than 15 euros per share, net of selling fees, subject to possible adjustments related to any changes in the share capital of the company.

The minimum unit sale price shall apply in the event of resale of shares acquired under this buy-back programme and/or programmes approved by previous general meetings of shareholders.

In the event of a share capital increase through incorporation of reserves and distribution of free shares as well as a stock split or reverse split, the above prices shall be adjusted by a multiplier equal to the ratio of the number of shares comprising share capital prior to the operation to the number subsequent to the operation.

The portion of the share capital repurchased by the company shall never exceed 10% of share capital or 18 690 616 shares as of 13 March 2003, for a maximum buy-back programme of 1 121 436 960 euros.

The acquisition of shares, regardless of means, may occur in order to:

- stabilise the market price of company stock through systematic countervailing market intervention,
- grant stock options to company and/or group employees,
- optimise the company's portfolio and financial management,
- remit shares in payment or exchange for equity, mainly in external growth operations,
- remit shares in respect of rights attached to securities providing entitlement to share capital of the company through reimbursement, conversion, exchange or presentation of a warrant, or in any other manner in respect of issues of shares,
- promote the reversal of cross ownerships,
- grant stock under profit-sharing arrangements so employees may share in the benefits of growth, or under corporate savings plans,
- retain, cancel, sell or transfer acquired shares.

This authorisation shall be valid for a period of eighteen months starting from the date of this general meeting and supercedes and replaces the authority previously granted by the combined ordinary and extraordinary general meeting of shareholders of 14 May 2002 in its fifteenth resolution.

The board of directors is granted full power, which may be delegated, to carry out this resolution.

Also to be presented to the extraordinary general meeting of shareholders of 26 May 2003 (resolution fourteen) is an authorisation to the board to proceed as need be with the cancellation of shares bought back pursuant to resolution seven up to a limit of 10% of share capital.

RESOLUTION EIGHT: DIRECTORS' FEES

The general meeting of shareholders, voting under the quorum and majority required for ordinary general meetings, and pursuant to the provisions of article L. 225-45 of the Commercial Code, hereby establishes the annual budget for fees paid to directors in fiscal year 2002 and earlier fiscal years at 360 000 euros until such time as shall be decided otherwise.

Pursuant to the first paragraph of article 93 of decree n° 67-236 of 23 March 1967, the board of directors shall decide on the total or partial distribution of said directors' fees.

2 – Presented for the approval of shareholders voting in their extraordinary general meeting

RESOLUTION NINE: ISSUANCE OF SECURITIES PROVIDING ENTITLEMENT TO SHARE CAPITAL WITH RETENTION OF PREFERENTIAL SUBSCRIPTION RIGHTS

The general meeting of shareholders, voting under the quorum and the majority required for extraordinary general meetings, having heard the report of the board of directors and the special report of the independent auditors, and pursuant to the provisions of paragraph 3 of article L. 225-129-III of the Commercial Code:

1. Hereby grants full power to the board of directors to issue shares of the company's stock and marketable securities of any kind providing immediate or subsequent entitlement to the company's stock on one or several occasions. Said issues may occur on French or international markets at such times and in such proportions as the board deems appropriate;

2. Hereby stipulates that the par value of share capital increases that may be issued immediately or at a later date by virtue of the above delegation shall not exceed 650 million euros, excluding the par value of supplementary shares that may be issued in order to preserve the rights of holders of securities providing an entitlement to share capital pursuant to the law;

3. Hereby stipulates that the par value of debt that may be issued by virtue of the above authorisation shall not exceed 1.5 billion euros or an equivalent amount in the event of an issue in a foreign currency;

4. Hereby stipulates that shareholders shall be entitled to exercise preferential subscription rights (droit préférentiel de souscription à titre irréductible) pursuant to provisions of law. The board of directors may also give shareholders the right to subscribe to securities in excess of those thay may subscribe to as of right (droit de souscrire à titre réductible) in proportion to their subscription rights but within the limits of their requests; If subscriptions as of right and excess subscriptions fail to exhaust the total issuance of shares or other securities as defined above, the board may resort to one or more of the following options, as it deems fit:
   - it may limit the issue to the amount of subscriptions, provided that that amount is equal to at least three-quarters of the total issuance;
   - it may freely apportion any or all of the unsubscribed securities;
   - it may offer any or all of the unsubscribed securities to the public;

5. Hereby stipulates that the issue of warrants for company stock pursuant to article L. 228-95 of the Commercial Code may occur either through subscription offerings as provided for above or by free distribution to the owners of former shares;

6. Hereby notes that the above authorisation prevails in its own right for holders of securities providing an entitlement to company stock that might ultimately be issued, with shareholders surrendering their preferential subscription rights in respect of the shares to which these securities provide entitlement; and repeals preferential subscription rights of shareholders to shares issued through conversions of bonds or exercises of warrants;

7. Hereby stipulates that sums that revert or might revert to the company for shares issued under the above authorisation shall be at least equal to the par value of the shares;

8. Hereby stipulates that the board of directors, or it chairman acting as its duly authorised delegate, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued: establishing the amounts, prices and conditions of issuance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect: determining the method of payment for shares or other securities issued; providing for their possible repurchase on the market and possible suspension of exercises of rights to shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to provisions of law and regulatory statutes.

   In addition, the board or its chairman may charge paid-in surplus for expenses related to issuances and withdraw the sums needed to raise regulatory reserves to one-tenth of the new level of share capital after each issuance, enter into any and all agreements and take whatever steps may be necessary for the successful completion of issuances, record increases to share capital emanating from issuances under this authorisation, and modify the by-laws as needed.

In the event of debt issues, the board of directors, or the chairman acting on the authority of the board, shall be fully empowered to stipulate whether such issues shall be subordinated, establish rates of return and maturities, decide whether reimbursement prices shall be fixed or floating and with or without discount, determine methods of amortisation based on market conditions, and establish the terms and conditions under which securities shall provide an entitlement to company stock;

9. This delegation, thus given to the board of directors, is valid starting from this general meeting of shareholders for the period established in paragraph three of article L. 225-129-III of the Commercial Code

It supercedes and replaces the authorisation given by the combined ordinary and extraordinary general meeting of shareholders of 5 June 2001 in its ninth resolution.

RESOLUTION TEN: ISSUANCE OF SECURITIES PROVIDING ENTITLEMENT TO SHARE CAPITAL WITH SUSPENSION OF PREFERENTIAL SUBSCRIPTION RIGHTS

The general meeting of shareholders, voting under the quorum and the majority required for extraordinary general meeting, having heard the report of the board of directors and the special report of the independent auditors, and pursuant to the provisions of paragraph 3 of article L. 225-129-III of the Commercial Code:

1. Hereby grants full power to the board of directors to issue shares of the company's stock and marketable securities of any kind providing immediate or subsequent entitlement to the company's stock, including securities issued pursuant to article L. 228-93 of the Commercial Code through public offerings on one or several occasions. Such issuances shall occur on French or international markets at such times and in such proportions as the board deems appropriate:

2. Hereby stipulates that the amount of immediate or subsequent share capital increases by virtue of this delegation may not exceed 650 million euros in par value, plus if need be, the ceiling that does not affect the par value of supplementary shares to be issued in order to preserve the rights of holders of marketable securities giving right to these shares pursuant to the law;

3. Hereby stipulates that the par value of debt that may be issued by virtue of the above authorisation shall not exceed 1.5 billion euros or the equivalent amount in the event of an issue in a foreign currency:

4. Hereby suspends the preferential rights of shareholders to the securities to be issued, with the stipulation that the board of directors shall be entitled to give shareholders an option to subscribe on a priority basis to all or a portion of the issuance during a period and under terms and conditions to be established by the board. This priority shall not give rise to marketable rights, but shall be exercised both of right and for excess shares if the board so decides;

5. Hereby stipulates that if subscriptions of shareholders and the general public have not exhausted the total number of shares or securities to be issued as defined above, the board of directors may limit the issuance to the amount of subscriptions provided that they are at least three-quarters of the issuance:

6. Hereby notes that the above authorisation prevails in its own right for holders of securities providing an entitlement to company stock that might ultimately be issued, with shareholders surrendering their preferential subscription rights in respect of the shares to which these securities provide entitlement: and repeals preferential subscription rights of shareholders to shares issued through conversions of bonds or exercise of warrants;

7. Hereby stipulates that sums that revert or might revert to the company for each share issued under the above authorisation, including the issue price of warrants in the case of issurances of autonomous share subscription warrants, shall not be less than the average of the opening prices of the company's stock on the market over ten consecutive trading days selected from among the twenty trading days immediately preceding the beginning of the issuance of the above securities, after correction of said average to take the effective date of rights of ownership into account, if need be;

8. Hereby stipulates that the board of directors, or its chairman acting as it duly authorised delegated, shall have full power to implement this authorisation within the terms and conditions established by law. Such authorisation shall relate mainly to the following: determining dates and procedures of issuance as well as the form and properties of securities to be issued; establishiing the amounts, prices and conditions of issurance, fixing the date, including retroactive date, on which rights of ownership shall enter into effect; determining the method of payment for shares or other securities issued: providing for their possible repurchase on the market and possible suspension of exercises of rights to

shares attached to securities for a period not to exceed three months; and establishing procedures for preserving the rights of holders of securities providing an entitlement to share capital, pursuant to provisions of law and regulatory statutes.

In addition, the board or its chairman may charge paid-in surplus for expenses related to issuances and withdraw the sums necessary to raise regulatory reserves to one-tenth of the new level of share capital after each issurance, enter into any and all agreements and take whatever steps may be necessary for the sucessful completion of issuances, record increases to share capital emanating from issuances under this authorisation, and modify by-laws as need be.

In the event of debt issues, the board of directors, or the chairman acting on the authority of the board, shall be fully empowered to stipulate whether such issues shall be subordinated, establish rates of return and maturities, decide whether reimbursement prices shall be fixed or floating and with or without discount, determine methods of amortisation based on market conditions, and establish the terms and conditions under which securities shall provide an entitlement to company stock;

9. This authorisation, thus given to the board of directors, is valid starting from this general meeting for the period established in paragraph three of article L. 225-129-III of the Commercial Code. It supercedes and replaces the authorisation given by the combined ordinary and extraordinary meeting of shareholders of 5 June 2001 in its tenth resolution.

RESOLUTION ELEVEN: INCREASES OF SHARE CAPITAL BY CAPITALISING RESERVES, PROFITS OR PAID-IN CAPITAL

The general meeting of shareholders, voting under the quorum and majority required under article L. 225-98 of the Commercial Code, having heard the report of the board of directors, hereby gives said board all power needed to increase the share capital of the company on one or several occasions up to a maximum par value of 650 million euros, by successive or simultaneous capitalisation of all or a portion of reserves, profits or paid-in capital to arise through the creation and free attribution of shares, or by increasing the par value of shares, or both simultaneously.

The general meeting of shareholders stipulates that rights to fractional shares shall not be marketable and that the corresponding shares shall be sold; proceeds of the sale shall be allotted to the holders or rights no later than thirty days after the registration of the whole number of shares in their account.

The general meeting of shareholders gives full power to the board of directors, or the chairman acting on the authority of the board, under terms and conditions of law to: establish dates and procedures of issuances, prices and conditions of issuances, and amounts to be issued; withdraw amounts needed to raise regulatory reserves to one-tenth of the new level of share capital after issuances from reserves of its own choosing, and generally take any and all steps it may deem necessary; complete all filings and procedures needed to make related capital increases definitive, and amend the by-laws accordingly.

This authorisation is valid from the date of this general meeting of shareholders for a period provided for in the third paragraph of article L. 225-129-III of the Commercial Code.

It supercedes and replaces the prior authorisation of the combined ordinary and extraordinary general meeting of shareholders of 5 June 2001 in its eleventh resolution.

RESOLUTION TWELVE: INCREASES OF SHARE CAPITAL FOR SHARE TENDER OFFERS

The general meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the reports of the board of directors and the independent auditors, and pursuant to the provisions of article L. 225-147 of the Commercial Code, authorises the board of directors to increase the company's share capital by a maximum par value of 650 million euros through successive or simultaneous issuances of new shares in the company on one or several occasions in order to compensate shares tendered in a public offer for shares of another company traded on a regulated market.

Pursuant to the provisions of article L. 225-129 of the Commercial Code, this issuance of new shares in payment of shares tendered in a public offer may emanate from the issurance of securities of any type providing immediate or subsequent entitlement to a lot of the company's share capital.


Financial report 2002

If need be, shareholders shall be required to surrender their preferential subscription rights to the shares that the above securities might subsequently provide an entitlement to through exercise of a right of any kind. The par amount of the debt securities that might be issued pursuant to the authorisation shall not exceed 1.5 billion euros.

The general meeting of shareholders stipulates that the board of directors, or the chairman acting on the authority of the board, shall have full power to iimplement this authorisation under the provisions of law, namely in respect of the following:

- establishing the exchange parity and the amount of the cash balance to be paid, if there be any;
- determining the number of shares tendered;
- establishing the dates, conditions of issuance, and particularly the price of the new shares and the date on which the rights of ownership in respect of such shares or securities providing an immediate or subsequent entitlement to a lot of the company's share capital, become effective;
- recording the difference between the issue price of new shares and their par value in a paid-in capital account to which all shareholders shall be entitled;
- charging all fees and expenses in respect of the authorised transaction to said paid-in capital account and withdrawing the sums needed to raise the regulatory reserves to one-tenth of the level of new share capital after each increase;
- and in general, taking any and all such steps necessary, entering into any and all agreements to assure the successful conclusion of the authorised transaction, recognising the increases to share capital, and amending corporate by-laws accordingly. This authorisation as conferred on the board of directors is valid starting from this general meeting of shareholders for the period provided for in the third paragraph of article L. 225-129-III of the Commercial Code.

It supercedes and replaces the earlier authorisation given by the combined ordinary and extraordinary general meeting of shareholders of 5 June 2001 in its twelfth resolution.

RESOLUTION THIRTEEN: GLOBAL LIMITATIONS ON AUTHORISATIONS

By virtue of the adoption of resolutions nine, ten, eleven and twelve, the general meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the board of directors, stipulates as follows:

- the maximum par value of bonds to be issued by virtue of the above authorisations shall not exceed 1.5 billion euros, or the corresponding amount in a foreign currency; and,
- the maximum amount of increases in share capital either immediately or subsequently by virtue of the above authorisations shall not exceed 650 million euros with the stipulation that the par value of supplementary shares issued to preserve the rights of holders of securities providing an entitlement to shares pursuant to the law is excluded from this amount.

This resolution supercedes and replaces the former global limitation on authorisations established by the combined ordinary and extraordinaty general meeting of shareholders of 5 June 2001 in its thirteenth resolution.

RESOLUTION FOURTEEN: AUTHORISATION TO REDUCE SHARE CAPITAL BY CANCELLING SHARES

The general meeting of shareholders, voting under the quorum and majority required for extraordinary general meetings, having heard the report of the board of directors and the special report of the independent auditors, authorises the board of directors to:

- cancel shares acquired pursuant to the authorisations given by the combined ordinary and extraordinary meeting of shareholders of 4 June 1999 in its fifth resolution, the combined ordinary and extraordinary general meeting of shareholders of 30 May 2000 in its thirteenth resolution, the combined ordinary and extraordinary general meeting of shareholders of 5 June 2001 in its eighth resolution, the combined ordinary and extraordinary general meeting of shareholders of 14 May 2002 in its fifteenth resolution, and the combined ordinary and extraordinary general meeting of shareholders of 26 May 2003 in its seventh resolution pursuant to the provisions of article L. 225-209 of the Commercial Code and earlier authorisations given to stabilise share price up to a limit of 10% of share capital by twenty-four month periods and to reduce share capital accordingly by recording the difference between the repurchase price of the cancelled shares and their par value in paid-in capital and available reserves.
- to amend the by-laws accorrdingly and complete all necessary filings and procedures in respect thereof.

This authorisation is valid for a period of five years starting with the date of this general meeing of shareholders. It supercedes and replaces the authorisation given earlier by the combined ordinary and extraordinary general meeting of shareholders of 14 May 2002 in its nineteenth resolution.

RESOLUTION FIFTEEN: POWERS

The general meeting of shareholders hereby gives full power to the bearer of a copy of a summry of minutes of this meeting to carry out all necessary filings, publications and procedures.

File No. 82-4517

AGF

Statement of responsibility for shelf registration document, financial information and audits

Responsibility for shelf registration document

Mr Jean-Philippe Thierry
Chairman of the Board of Directors

Certification of management

To the best of our knowledge, the information contained herein is an accurate reflection of the company's financial position. All information needed by investors to make their own opinion in respect of the assets, business, financial position, results and outlook of Assurances Generales de France and AGF Group has been included. There are no omissions that could alter the substance of this report.
Jean-Philippe Thierry

Independent auditors

Statutory auditors	Date of appointment	Term expiration
KPMG SA represented by Mrs. Francine Morelli 2 bis rue de Villiers – 92300 Levallois-Perret	AGM of 05.06.2001*	AGM to approve financial statements of 2003
Ernst & Young Audit represented by Mr. Dominique Duret-Ferrari Tour Ernst & Young 92037 Paris-La Défense Cedex	AGM of 03.06.1998	AGM to approve financial statements of 2003
Alternate auditors		
Mr. Gérard Rivière 1 cours Valmy 92923 Paris-La Défense cedex	AGM of 05.06.2001*	AGM to approve financial statements of 2003
Mr. Christian de Chastellux Tour Ernst & Young 92037 Paris-La Défense Cedex	AGM of 03.06.1998	AGM to approve financial statements of 2003

* Continuation of the terms of Cabinet Cauvin Angleys Saint Pierre Révifrance and KPMG SA (resolutions 6 and 7 of the Combined Ordinary and Extraordinary General Meeting of 5 June 2001).

Pursuant to law and by-laws, the terms of the independent auditors are established for a period of six fiscal years.

Information policy

Information policy
Manager of information: Mr. Jean-Michel Mangeot
General Secretary of the AGF Group
87, rue de Richelieu - 75002 Paris – Tel. (33-1) 44 86 20 16.

AGF premium income is published quarterly (1st quarter, 1st half, 3rd quarter and annually), and results are published on a half-year basis (1st half, annually). AGF also issues periodic press releases relative to the Group and its subsidiaries' financial and strategic activities. Partnerships, new product launches, acquisitions, appointments, strategy, new companies, business information, etc. were all covered in more than fifty press releases in 2002.

All of these press releases, as well as other institutional, financial and strategic information are available on the internet at: http://www.agf.fr, topic "AGF today" (in French and English)

- *l'espace actionnaire* (individual shareholders' club, shareholder meeting agenda and *Ecole de la Bourse* training sessions, General Meeting of Shareholders, etc.)
- *l'espace finance* (financial news, AGF strategic and financial presentations to analysts and investors – documents and videos - financial meetings, etc.)
- annual reports
- AGF share information
- as well as numerous information pages about the AGF Group.

AGF

Report of the statutory auditors on the shelf registration document

Free translation of a French original

In our capacity as statutory auditors of AGF SA and in compliance with the COB regulation n° 98-01, we have verified, in accordance with French professional standards, the information in respect of the financial position and historic financial statements included in the accompanying shelf registration document (document de référence).

This shelf registration document has been prepared by Mr. Jean-Philippe Thierry, Chairman of the Board of Directors. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and verifying their consistency with the audited financial information. We also reviewed other financial information contained in the shelf registration document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forecasts provided in the document are the application of the expectations and intentions of management's strategy. As the prospective information has been properly prepared, our review took into account management's assumptions on which the prospective information is based.

In accordance with French professional standards, we audited the annual and consolidated accounts for the years ended 31 December 2002, 31 December 2001 and 31 December 2000, drawn up by the Board of Directors, and issued an unqualified opinion on them, with the following observations:

The observations mentioned in our report on the consolidated financial statements for the year ended 31 December 2002 making reference to the following notes:

- Note 4.1 concerning the change in accounting policy regarding the provision for unrealised capital loss exposures.
- Note 4.2 concerning the maintenance in the consolidated financial statements of the provision for unrealised capital loss exposures booked in the statutory accounts of French subsidiaries and totalling 95.6 million euros.
- Note 4.6 concerning the accounting treatment for the equalisation provisions relative to credit insurance.
- Note 4.3.1, which explains that the amount and allocations of the first consolidation differences resulting from Euler's acquisition of the Hermes group in 2002 are provisional and will be set definitively within one year as permitted under notice 97-B of the issues task force of the National Accounting Council (Conseil National de la Comptabilité).

An observation mentioned in our report on the consolidated financial statements as of December 31, 2001 making reference to notes 4 and 15 of the annex, which set forth changes in accounting methods due to the application of new consolidation rules defined by regulation CRC 00-05 of the Accounting Regulation Committee (Comité de la réglementation comptable).

The following observation mentioned in our report on the consolidated financial statements for the year ended 31 December 2000:

- as disclosed in notes 4 and 6 to the consolidated financial statements, the amount and allocation of first consolidation differences in respect of companies acquired during fiscal year 2000 are initially provisional and are definitively set within a one year period as permitted under notice 97-B of the issues task force of the National Accounting Council (Conseil National de la Comptabilité).

On the basis of our work, we have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in the shelf registration document (document de référence).

Paris, 5 May 2003

The Statutory Auditors

KPMG Audit	ERNST & YOUNG Audit
Division of KPMG SA	
Francine Morelli	Dominique Duret-Ferrari


AGF
Statutory auditors' fees

In accordance with rule 2002.06 of the Commission des opérations de Bourse, we indicate below the fees of the Statutory Auditors and the members of their networks in charge of auditing the consolidated accounts of AGF and its fully-consolidated companies and included by the Group in the 2002 profit and loss statement.

Fiscal year ended 31 December 2002

In millions of euros

	KPMG SA	ERNST & YOUNG Audit
Audit		
Statutory audit, certification, examination of individual and consolidated accounts	6.3	2.2
Other: ancillary responsibilities and other audit assignments	0.8	-
Sub-total	**7.1**	**2.2**
Other services, if any		
Legal, tax, social welfare	0.3	-
Information technologies	-	-
Internal audit	-	-
Other	0.3	0.8
Sub-total	**0.6**	**0.8**
TOTAL	**7.7**	**3.0**


AGF
Table of contents for the shelf registration document

(in accordance with rule 98-01 of the Commission des Opérations de Bourse)



This document is an English language translation of the French *document de référence* filed with the *Commission des Opérations de Bourse* on 5 May 2003, in accordance with regulation n° 98-01. Only the underlying French language version may be used in a financial transaction, and it must be accompanied by a note *d'opération* that has been duly certified by the *Commission des Opérations de Bourse*. Additional information pursuant to this document was provided to the *Commission des Opérations de Bourse* on 23 May 2003.

AGF

Report on application of procedures for environmental and human resources reporting

Ladies, Gentlemen,

Following the request made to us and in our capacity as Statutory Auditor, we have performed the work described below relative to the application of the AGF Group's procedures for environmental and human resources reporting for financial year 2002.

These procedures were prepared under the direction of the AGF's Group's General Management and can be consulted in the General Secretary department at the Group's Head Office.
Our responsibility is to issue a report, based on our work, on the application of these procedures.

Nature and extent of our work

As agreed, we have carried out the following tasks:

1. We have evaluated the consistency of the procedures with respect to the criteria defined by the International Standard on Assurance Engagements (ISAE), as published by the IFAC.
2. We have verified the dissemination of reporting procedures regarding human resources data at the head offices of four selected entities[*].
3. We have interviewed the individuals involved in applying the procedures in the Administrative Services, Purchasing and Human Resources departments and performed:
   - detailed tests on three environmental criteria,
   - aggregate tests on seven human resource criteria deriving from the four entities we visited.

The work we performed did not enable us to draw conclusions with moderate or high assurance regarding the application of procedures for financial year 2002 nor, as a result, on the accuracy or exhaustiveness of the published data and information.

Comments

We draw your attention to the fact that, according to the procedures, reporting scope differs from one type of data to another in order to take into account the current state of deployment of the existing reporting system.

Observations

1. The procedures are consistent with the criteria defined by the ISAE, with the exception of the following two points:
   - the procedures for calculating CO_2 emissions due to professional travel were not formalised,
   - internal control procedures for environmental data are not sufficiently formalised, which can generate material risk of error.
2. Human resources reporting procedures were not disseminated throughout the reporting scope. For this reason, some of the human resources data were estimated.
3. We did not observe any material anomalies in the application of procedures for financial year 2002.

Paris, 5 May 2003,

One of the Statutory Auditors
Ernst & Young Audit

Dominique Duret-Ferrari

[*] UES (Economic and Social Unit), Euler-Hermes, Banque AGF, AGF Belgium.